Infosys®
Navigate your next

Being Resilient.
That's Live Enterprise.



Annual Report 2019–20

Resilience: What differentiates the Live Enterprise

Large incumbent companies are well-prepared for running their business at current course. They are also well-geared to respond to a very immediate and tangible crisis. But the nature of disruption is such that it plays out in the middle of this spectrum, peaking in the post-crisis weeks and months, sometimes stretching longer. It is hard for enterprises to respond to this not only because it's uncertain, but also because they are mired in the pressures of the short term that are so all-consuming that the disruption gets underplayed, even misjudged.

Being resilient means being able to respond to the disruption, and other market signals, effectively without stepping off the treadmill of continually escalating core business performance expectations.

At Infosys, when we took on the challenge of bringing the benefits of resilience for ourselves and our clients, we looked to natural life for inspiration. Living beings are often seen quickly recognizing situations that need their response, responding to these situations with precision, and also going further to evolve and build new capabilities that better position them to thrive. This is a combination of evolutionary, historic and real-time information processing, relying on best practices while also recognizing exceptions.

We have validated our hypothesis that companies can be life-like, responsive, evolving beings at enterprise scale – and any company, however large and complex, can transform to be adaptive and resilient. They can gain startup-like agility of response to disruption and dynamic market needs, simultaneously developing velocity of adaptation to match, by nurturing the following key enterprise capabilities:


CREATIVE TALENT
INTUITIVE DECISIONS
PERCEPTIVE EXPERIENCE
RESPONSIVE VALUE CHAINS

Driving intuitive decisions: The ability to sense and respond leveraging data-led insights. This serves to automate routine, frequently-made decisions and responses so little or no human intervention is needed to drive these tasks.

Building responsive value chains: The flexibility to repurpose people productivity into reimagining and reengineering the company's value chain – see what is not there, what needs to be made better and what can be eliminated to deliver more value. This will drive continuous, agile cycles of rapid adaptation.

Nurturing creative talent: A pool of problem-finders to find the right problems that must be solved for our future. After all, if a task – however complex – can be mechanically defined, we can build AI systems to execute it. But problem-finding remains a human frontier.

Delivering perceptive experiences: Responding quickly, yet thoughtfully to opportunities to create valuable new experiences. This comes from learning to spot emerging and unmet needs.

This annual report gives you a ringside view of how we are using these levers to become resilient ourselves and then applying that learning to work for our clients, as we continue to help them navigate their next.

Next-level instincts, intelligence, and intuition.

That's Live Enterprise.

CREATIVE TALENT
INTUITIVE DECISIONS
PERCEPTIVE EXPERIENCE
RESPONSIVE VALUE CHAINS



Reimagining everyday decisions at Infosys

Early in our journey to becoming an always resilient, evolving live enterprise, we recognized the need to build intuitive decision-making capabilities within a landscape of reimagined processes, experiences and digital infrastructure. This, we knew, would be vital for automating routine and deterministic decisions, while at the same time providing instant simulation capabilities for users to experiment and test in, before making more complex decisions about what and how to adapt in response to disruption.



To facilitate this, we developed the Infosys Knowledge Graph that links employees, through a network of information, with a view into their skills sets, expertise, projects, innovations, industry solutions, IP and even relevant client associations. This is set within the larger context of near-real-time information of all interactions and business operations active within the Infosys ecosystem. We are working on overlaying this network with the Infosys Digital Brain so it can continuously read the Graph to determine trends and signals, and recommend responses that enable us to make critical adaptive decisions intuitively.

This is making us more relevant to our clients.

Leveraging the Infosys Knowledge Graph, our project teams now find the right fit talent for their project needs in real time. The AI-based talent-matching service considers multiple factors like skills, adjacent skills, proficiency levels, prior experience working with a given client, talent connections with project team members and their readiness to start. If the best fit is not readily available, the Infosys Digital Brain, constantly monitoring the Infosys talent pipeline, alerts the project team automatically when the right fit is found. We are now extending this capability to our recruitment platform so we are able to quickly spot the availability of right fit talent pools outside of Infosys and bring them into our fold intuitively.

For our employees, based on their professional career and learning aspirations, the Infosys Digital Brain automatically recommends the right courses and learning paths while connecting them to experts and communities that can support their upskilling journey and improve their relevance to clients.

Perhaps the most empowering of them all, we are now using these capabilities to sense the changing needs of our clients in a post-COVID-19 world, based on their multichannel interactions with us. We relay this intelligence to our client partners in near real time along with recommendations for useful responses.

Not surprisingly, our clients have expressed great interest in building similar capabilities to serve their own business contexts.



Mohammed Rafee Tarafdar
SVP – Unit Technology Officer

Letting intuition run their business

The human mind is wired to see patterns. It processes information in conjunction with insights from past experiences to create intuition. Intuition informs much of our decisions. Today, we are helping organizations develop a similar intuition to drive decisions swiftly, accurately and to act with resilience in the face of disruption. AI and automation lie at the core of this endeavor.

For us, this manifests in an ecosystem of tools that captures and maps out complex and vast process environments. There begins our effort to reimagine and improve the way it all works. We rely on historical data, both qualitative and quantitative, to learn from and then guide the formation of patterns that help us to automatically detect, validate, classify and resolve problems. These patterns also help us see opportunities to get better at the things we already do. Our Bot Factory, with its repository of reusable microbots, helps us to quickly stitch together and automate the reengineered process landscape while bringing in self-service capabilities.

We also partner with our clients to bring to them the advantages of AI and automation and build intuitive decisions and agile-action environments for their businesses.

For one client, in the heavy engineering industry, we leveraged machine learning techniques including Deep Learning Neural Networks to help their experts improve underwater corrosion detection and assessment. We instituted data patterns and made it possible to predict leakages thereby ensuring a high degree of asset integrity and standards of safety.

For a telecom client, we deployed AI techniques of prediction, time-series based event stitching, correlation analysis, text analysis and state transition models to improve order activation predictability. This greatly improved their customer experience, while lowering operational costs and accelerating revenue realization.

We optimized plant scheduling for a manufacturer, reducing costs and increasing throughput, by predicting the optimal sequence of work orders, eliminating human error, reducing idle time of assembly lines and streamlining delivery.

In the enterprise context, there is sometimes the need to respond to disruption that emanates after a crisis. Our clients today need to chart a meaningful way forward in the new normal post COVID-19. We are working to build machine learning algorithms and automation as potential solutions to the recent disruptions in their workflows and other processes that rely primarily on human interventions. Our research in areas like Explainable AI, Transfer Learning, Generative AI and Capsule Networks are great resources that enrich this journey.



Balakrishna D.R.
SVP – Head, AI & Automation Services



"At K+S, we're excited to work with Infosys to accomplish our key business goals, transform the current IT infrastructure, and future-proof our digital workplace. Infosys' expertise in the next-gen hybrid cloud will enable us to streamline our operations across data centers, global networks, workplaces and end-user support services. This partnership will help us cope with the evolving times by transforming our IT infrastructure with new-age technology adoption for flexible service delivery in a cost-effective and timely fashion."

– Dr. Berthold Kröger, Head of IT, K+S

Responding to opportunities with lightning-quick reflexes.

That's Live Enterprise.


CREATIVE TALENT
INTUITIVE DECISIONS
PERCEPTIVE EXPERIENCE
RESPONSIVE VALUE CHAINS




CREATIVE TALENT
INTUITIVE DECISIONS
PERCEPTIVE EXPERIENCE
RESPONSIVE VALUE CHAINS



For us, responsive value chains on the outside begin inside

If our employees must be the most resilient, most responsive versions of themselves, their needs, very much like the needs of our clients, must be actively anticipated and met. Our operating environment must be geared to support this. We need to find ways, powered by smart technologies, to sense bottlenecks, inefficiencies and deviations, and put in place mechanisms to self-heal. The value chains that our workforce participates in, as they go about their work routines, had to be reimagined to yield exponential results – both in terms of adaptability and efficiencies.

We have embarked on this journey to rewire and modernize our landscapes, and the early results are very promising.

Take for instance Sheila, who received an offer of employment from us, along with an invitation to register on Launchpad – our onboarding app for paperless induction. Once on Launchpad, Sheila popped a couple of questions, which were answered almost immediately. She was delighted, of course, on discovering that now she could also access and leverage Lex – our learning platform. And all of this before Sheila even reported to work! When Sheila started to work remotely, although keen to download InfyMe – our employee productivity app – she forgot all about it. But we did not. Automated texts and mails gently prodded her with reminders to act. Because at Infosys, we want to make sure nobody is left behind on our journey to greater resilience and efficiency.

In fact, this capability served us well in recent times when COVID-19 made physical distancing a necessary part of our work lives.

Then there's the case of Courtney, one of our most effective sales leaders. The Infosys Live Enterprise Store, with its wealth of insightful resources that correspond with client interests, is her go-to resource to prepare for important discussions and negotiations with clients. New sales recruits often mention to her the Store's other benefits – pointers that make travel bookings and expense reimbursement so much simpler. Naturally, Courtney is a fan.

In an entirely different department and context, delivery project managers, constantly on the lookout for specialist skills, are now nudged by automated systems that find and match available talent from the larger pool with specific project demands. This means more time and resources freed and redirected towards creating more client value. After all, building better, more responsive value chains begins right here at home base, for Infosys.





Narendra Sonawane
VP – Head, Information Systems

Helping them disrupt their business, and delight customers

What can make what we offer more valuable to our customers? What else can we do that more accurately captures the exact things our customers want, especially right now? And how do we nurture the flexibility to repurpose saved people productivity into reimagining our customer value chains?



We asked ourselves these questions day after day in the stressful weeks that just went by as we all dealt with the COVID-19 situation. In many ways, this came naturally to us, because very often we find ourselves in the position of trusted navigators to our clients who are often seeking answers to tough business challenges. They are looking to chart a path to understanding what is viable in their positioning mix, within the value chain, what additional capabilities they might need and what can be eliminated within their existing portfolio, resulting in solutions that make them better at what they do. They also appreciate the vital importance of driving higher performance consistently and learning lifelong to drive continuous agile cycles of make-deliver-improve-remake. This they know will help them accelerate innovation and then successfully scale it with the right operations strategies.

We partner with them on that journey.

For example, we are now providing a full spectrum of services to clients such as major 5G enablers, who are no longer just in the business of providing infrastructure, service plan and content delivery. They are creating smart cities. They are building edge computing cloud solutions which will reclassify their business models. This is earning them a place alongside leaders across diverse categories, who are reimagining the services landscape ranging from healthcare to energy production to banking and more.

For another client seeking to modernize their pharmaceutical discovery and production processes, we are implementing a digital strategy that meets Industry 4.0 standards that will vault them into the position of a sector-leading player. This will significantly and positively impact their technical and R&D capabilities while driving the reshaping of their workforce skill set.

We are also rewiring old-line manufacturing industries into becoming factories of the future through blockchain, automation and condition-based sourcing capabilities, empowering them with what they need to succeed in an ever-changing landscape.

We have stepped up our own digital services and products portfolio, bringing to our clients the leverage of a spread of offerings for them to build their winning strategies with and become continuously relevant contributors to an exciting future.



Corey Glickman
VP – Partner, Business Consulting

> *"GE Appliances is on an ambitious multi-year journey to transform our information technology landscape as well as to reimagine the way we work. We believe that this transformation will help us innovate better and faster for our end-users and we are looking forward to working with Infosys as one of our key partners in this journey."*
>
> – Viren Shah, *Chief Digital Officer, GE Appliances*

The talent to dream it,
and the tech skills to do it.

That's Live Enterprise.


CREATIVE TALENT
INTUITIVE DECISIONS
PERCEPTIVE EXPERIENCE
RESPONSIVE VALUE CHAINS




CREATIVE TALENT
INTUITIVE DECISIONS
PERCEPTIVE EXPERIENCE
RESPONSIVE VALUE CHAINS

Lifelong learning meets problem-finding at Infosys

At the heart of problem-finding lies the motivation to spot hidden opportunities and to redefine business problems in a way that makes new, innovative responses possible. Never before have we been so severely tested on this front than recently when we were ourselves coping and helping our clients cope with the COVID-19 outbreak. This was hard because the process of problem-finding is experimental and educational – an antithesis to the conventional *'Get it right the first time, then repeat'* approach.

Typically, companies are quite resistant to steering away from the status quo. What if the reverse were true? What if people were truly invested in finding new ideas or ways to improve something? This is what drives the problem-finder workforce. At Infosys, lifelong learning and learning by failing in a fail-safe environment, integrated effectively into our workday, is our instrument of choice to empower our problem-finders.

Our workforce leverages Infosys Lex digital learning platform, averaging 35 minutes per person per day on it every day. Delivering on the principles of just-in-time and bite-sized learning, it allows us to ease them into course material that span from one hour to over 244 hours as in the case of full stack specializations. Through Lex, our problem-finders have access to a library of over 2,70,000 assets created and curated by subject matter experts including the best from institutions such as Purdue University, Rhode Island School of Design (RISD) and Cornell University (through eCornell, the university's online program).

Their learning journeys are tailored to suit individual personas. The personalized sandbox learning environment, gamification, learning playlist, handpicked co-learner cohorts and adaptive course curriculum challenge our people to expand the scope of their capabilities on their own terms. Not just in the STEM subjects, but also in non-STEM spaces like user experience and design. Zoiee, our personalized, 24x7 AI-powered learning assistant expertly multitasks as personal coach, quiz master, makes smart suggestions for better knowledge retention and even proposes adjacent learning opportunities. Rewards come in the form of skill tags, which set apart those who master new skills.

We also widely share the creative power that knowledge brings with engineering students in India, through InfyTQ – the Infosys learning app, and plan to extend the empowerment to the markets in which we serve. Infosys Foundation USA opened up their digital learning platform for teachers, so they could continue to school their students from home during the recent lockdown. After all, when it comes to nurturing problem-finders, the earlier the better.





Thirumala Arohi M.
VP – Head – Education, Training and Assessment



Building talent for our clients' transformation

Our clients often ask us what exactly disruptive companies do that enables them to zero in on emerging customer needs before anybody else. How do they always come up with winning moves? Over time, and over several conversations with both digital natives and incumbent leaders, we have started to see a pattern emerge. A pattern marked by the people choices that companies make.

With the growing maturity of software intelligence, problem-solving is going to increasingly become a task for software-powered machines. But that is not true of problem-finding. Every disruption begins with reimagining the customer value chain, and disruptor firms must find, nurture and retain a talent pool of problem-finders to uncover the right problems that must be spotted and then solved to ensure continued relevance for their businesses.



We help our clients build and leverage sustainable talent pools of problem-finders. We have institutionalized a talent value chain that nurtures local and diverse talent by offering learning and growth opportunities – not just for those with advanced degrees, but also others including our own legacy workforce, blue collar workers and even displaced workers, so they can then serve our clients. We chart for these workers a continuum of lifelong learning so they develop a mix of functional hard skills (process engineering, data science, etc.), soft skills (strong work ethic, high cognitive ability, leadership skills, etc.) and holistic skills like approaching solutions with empathy for users. As machines take on the more analytical tasks, attributes like creativity, multidimensional perspectives that are associated with the liberal arts, and design sensibilities are what will differentiate our best people. For example, when we hire and train students from design schools, they bring with them the skills to leverage design in creating form. We show them how to leverage that, for our clients, to think through structures and designs for systems. This also means learning by questioning the assumptions held by our clients or their customers. For instance, a retailer client approached us to help make their online presence more robust because they believed that was key to customer retention, but our own investigation revealed that more human experiences would better benefit them.

We believe that each of us can train to be effective problem-finders. Recently, as COVID-19 circled the globe, our employees world-wide tapped their imaginations along with their learning to challenge the status quo and find bold unconventional responses to serve our clients.



Lara Salamano
AVP – Senior Digital Strategist

> *"Digitalization is at the core of our strategy for the future. We are excited to have found an effective partner in Infosys who can support us to further improve our employees' growth journeys with My Learning World. This is an important partnership for Siemens, and we look forward to a new learning experience for our employees."*
>
> *– Thomas Leubner, Chief Learning Officer, Siemens AG*

Staying ten steps ahead
of demanding consumers.
Checkmating competitors.

That's
Live Enterprise.

CREATIVE TALENT
INTUITIVE DECISIONS
PERCEPTIVE EXPERIENCE
RESPONSIVE VALUE CHAINS



Infosys Annual Report 2019-20

Our experience being resilient

Employees across organizations have a similar tale to tell: In their lives outside work, they can ask Alexa for anything, enjoy the conveniences of smart homes, count on perceptive customer experiences and use a variety of communication apps without having to type out emails. Then they come to work and deal with a torrent of emails, struggle with archaic tools and processes, while creating cumbersome manual workarounds to get to answers that they can't otherwise access.



We want to change this for our people and are now starting to bring consumer-grade experiences to Infosys. With people spending their whole work week engaging with these experiences as they go about their tasks, there is a rich set of data generated. We leverage our own computational design SaaS platform to reimagine and design experiences based on each employee's motivations, psychological traits and context. After all, better employee experience leads to better customer experience because an engaged workforce, freed up from the mundane aspects of their jobs, can bring greater focus to creating more value.

On first examining our app landscape, we discovered that it is peppered with over a hundred entities serving various needs and delivering varying grades of experience. We brought to this context an intense focus on personal productivity, interconnected work efficiencies and learning enablement. As a result, today, 45% of our operations are directly positively impacted with mobile-first convenience.

We employ automated smart nudges, strategically-timed messages, and tailored interfaces to encourage healthy routines like performing business critical operations ahead of time. We accelerate each employee's learning journey continuously, by re-evaluating learning styles, motivation type and psychometrics, such as cognition. Asking the right questions is a big part of this exercise: Does an individual retain knowledge better with video, text or audio course material? Is social interaction a distraction or a support for learning? We continuously test and optimize every aspect of the experiences we deliver.

Perceptive experiences must be live and evolving with the dynamic needs of the people that engage with them. These needs can change dramatically with disruption caused by a pervasive market trend or even events like the recent COVID-19 pandemic. That's why it's key to deeply personalize these experiences while allowing for flexibility to develop them in varying directions. With this as our north star, Infosys journeys towards building the next generation of experiences that will make us all more effective, agile and resilient.



Ralf Gehrig
Co-Founder & Chief Experience Officer – Brilliant Basics

Because human experience is perceptive too



What's a service you once didn't know you needed and now can't imagine living without? Voice assistants? One-click shopping with next-day delivery? Mobile check deposits, perhaps? Buy online and pick up in-store? Or is it chatbots? Depending on how old you are, you might remember a time when these customer experiences didn't exist, even in science fiction.

Which brings us to a rather interesting question : How do we build the next generation of experiences, the ones people will reference when they answer this question in the future? And their responses will change when the status quo is punctuated by a momentous event that causes their frame of reference to shift. One can expect such a shift as a post-COVID-19 reality.

In response, at Infosys, we are helping our clients renew their focus on elevating their customer experience to human experience by employing a few key strategies.



Ask the end user. Our client, a global telecom company, wanted to update an outdated and inefficient sales portal. We surveyed its users and then built a B2B site that replicated the kinds of digital experiences that they have come to expect as consumers from consumer brands. Human experience does not divide people into B2C or B2B targets because that's not how human beings experience technology. Now, our client's vendors can navigate through the sales cycle in a way that's more intuitive and designed with their needs at the core.

Anticipate their wants. Big Data is vital, but Thick Data, the qualitative, human-centered information, is where we find insights that lead to true innovation. We use Thick Data to get insights quickly and iterate to anticipate consumer needs. One of our clients, an American bank, wanted to build stronger relationships with their millennial customers. By conducting qualitative research, we discovered that millennial customers love online banking but still want person-to-person financial advice. We helped our client reimagine the entire bank branch experience as an opportunity for customers to get tailored financial advice built on trust and not transactions.

Don't lose the human touch. To deliver perceptive experiences and continuously iterate and learn, we need to keep our focus on the human needs of our end-users as well as the human intuition and insights of our strategists, designers and developers. Humans are best at discovering problems and creatively solving them, that's why we use technology to amplify the genius of human perception.



Skyler Mattson
President – WONGDOODY

"At Roland-Garros, we believe innovation, social technology and analytics-based experiences have a key role to play in making tennis more accessible and more engaging to the existing and new generations of tennis fans, and our partnership with Infosys will ensure the Roland-Garros DNA remains true to our roots but can also evolve and be future-ready."

– Michael Tonge, Director of Sponsorship, Hospitality and Ticketing, FFT

Contents



Nandan M. Nilekani
Chairman

Thinking Resilience. Thinking Scale.

The task is to build systems that can quickly scale and evolve to serve the changing needs of the enterprise and its workforce. That is the thinking that guides us as we navigate our clients to respond intuitively to opportunities, and help build value chains that are both efficient and robust to deal with unexpected challenges. That is the resilience our clients seek. That is Live Enterprise.

We've often heard it said that disruption creeps up on us *gradually, then suddenly*. But disruption can also play out suddenly, then gradually. Many companies, even in the face of operational challenges through the sudden recent crisis, stepped up with relative ease to manage continuity of business. How Infosys, led by our CEO, Salil Parekh, our COO, U.B. Pravin Rao, and the global senior leadership, enabled 93% of its 2,40,000+ employees, across 46 countries, to work from home offers a fine illustration of this. Our remote access infrastructure was expanded 10x for virtual private network bandwidth and backend capacity scaled by 4x to support the increase in concurrent connected remote users. As many as 35,000 assets were moved to employee residences, and several more personal devices were enabled with wireless connectivity to securely connect with enterprise networks. Cloud-based remote audio, video and content collaboration platforms are integral to this landscape. With over 85% of our workforce already enabled for distributed agile working and with over 10,000 scrum masters in the Company, remote development work proved less of a challenge for us. The InfyMe app continues to connect all Infosys employees to the latest updates from advisories, to company policies and other benefits on offer, while allowing them to self-declare their health status. Meanwhile, over 9,000 trainees and interns relocated to their homes from our residential Global Education Center in Mysuru, India. They are all enabled to continue training on our digital learning platform, Lex. In addition to bite-sized content from the Foundation Program, Lex brings trainer-led lessons, a hands-on lab environment and even proctored internal certifications – all virtually – to the homes of learners. Much of this has been made possible by our digital transformation in the past two years – enabled by our virtual workspaces, secure polycloud environment, micro-survey services for our digital platforms, services curated in our service store and tools for remote collaboration.

But the real test will come in the following months when we must find ways to understand and respond to the gradually evolving dynamics of the new normal. Technology will prove an ally here. That said, building systems and operating models at enterprise-scale is an exercise in factoring scale intrinsically into the design of solutions. For example, our systems were severely tested in their ability to scale when for a multinational telecommunications company, we leveraged Launchpad, our remote employee onboarding platform, to include their employees, spread across three countries, into a new project environment with access to over 200 IT applications, network operations and six large data centers connecting ~16,000 servers. For another American multinational in the food business, we are now leveraging our Live Enterprise Application Platform to enable remote knowledge transfer for their global project teams while digitizing all their standard operating procedures. The task then is to build systems that can quickly scale and evolve to serve the changing needs of the enterprise and its workforce. That is the thinking that guides us as we navigate our clients to respond intuitively to opportunities, and help build value chains that are both efficient and robust to deal with unexpected challenges. That is the resilience our clients seek. That is Live Enterprise.

The post-cloud era – characterized by increasingly intelligent, autonomous and self-healing digital infrastructure – is bringing our industry the opportunity to do so much more. Our strong balance sheet, great growth momentum, scaled digital systems for our people to deliver collaboratively and an executive management team relentlessly focused on executing our digital strategy, uniquely position Infosys to deal with the unprecedented challenges of these times and help our clients navigate to the next normal.



Letter to the Shareholder

Salil Parekh
Chief Executive Officer
and Managing Director

Dear Shareholder,

The financial year ending March 31, 2020 was an exceptional year for Infosys. The trust of our clients and the dedication of our employees helped us achieve extraordinary results.

Our revenues grew by 9.8% in constant currency. Our digital work grew by 38%. And it comprises 42% of our overall revenue in Q4. Our large transformation deals were at US$ 9 billion. Our earnings per share grew by 8.3% in US dollar terms. We had operating cash flow of US$ 2.6 billion, which grew at 15.4% for the year. And we ended the year with US$ 3.6 billion in cash on our balance sheet. The Company announced dividend payout of US$ 1.1 billion for the year. At the end of the year we had over 2,42,000 employees.

The transformation and digital strategy we launched in January 2018 has been well received by our clients and our leadership team has executed it well. I want to especially thank all our employees for their immense hard work and thank all our clients for the continued long-standing relationships.

The primary contributors to such a year were our continued focus on digital capabilities – especially Cloud, Data, and Experience, and our ability to work with our clients on large transformation programs in a consistent manner. These large programs highlight the integral partnerships we have with our clients on their digital journeys. In addition, we paid relentless attention to our operating discipline, delivering an increasingly resilient and efficient business model.

Several of our segments, geographies, service lines, and businesses were performing well. For example, our Telecommunications business grew by 16%, our Energy, Utilities, and Services business grew by 13%, our High Technology business by 11%, our Europe business by 12%, and our US business by 10%.

During the last few weeks in March we started to see the impact of COVID-19. Our team mobilized with extreme speed and incredible dedication. Our focus has been and remains the safety of our employees, the delivery of service to our clients, and the financial well-being of the Company.

Very quickly we had 93% of our employees working from home or remote working. I have talked with and received numerous notes from our clients on the highest-quality delivery of our work during the transition. This demonstrated our operational rigor across the Company. In a large part, this was a result of an incredibly robust infrastructure we had built over the years in terms of networks, telecommunications, cybersecurity, and remote access. It is also a result of the social capital we had built by having a stable executive management team where leaders know each other well and are able to work with each other remotely with the trust built over time.

We pivoted our attention to the new needs of our clients – cloud, workplace transformation, cost efficiency and automation, and today, we see our pipeline expanding in these areas. In many ways the recent crisis has accelerated our clients' move along the direction of digital and especially related to cloud activities. As a consequence of our service delivery and our pivot, we are also seeing a move from several of our clients to trust us with greater responsibilities and consolidate their work with us. We look forward to continuing to build on the trust of our clients in these areas.

We launched a program to be especially more conscious of our costs and maintain a strong focus on conserving cash. A strong balance sheet, with US$ 3.6 billion of cash and no debt, puts us in an excellent position.

As we see the evolution of the market and client activity, we will closely monitor the impact of the pandemic. We can already see several European countries and US states starting to re-open. We see stability and expansion in our work in the global Telecommunications, High Technology, and Life Sciences industries. While there is now more understanding of mechanical methods of increasing individual safety via wearing masks, regular hand washing, and keeping safe distance, the critical medical milestones of therapeutic and vaccine solutions are in the future.

We remain extremely focused on the needs of our clients in this environment and even more ready to expand our support of our clients as the world collectively emerges from the unprecedented situation.

I want to especially thank our leadership team for demonstrating incredible ability to execute throughout the last financial year and for their stellar performance and real test of resilience under a difficult situation in the past few weeks.

In addition, I want to thank our Board members for their unwavering support and personal guidance and coaching during the past year.

While we are extremely focused on our clients, employees, and shareholders, we have continued to support our communities around the world. In India the Infosys Foundation continues to make tangible and lasting impact across a number of areas. We are also expanding our community work in the US now.

While we are not out of the medical crisis, it is clear to me that the way we behave in a crisis is in many ways more reflective of who we are. I hope the actions we are taking today will make future Infosys stakeholders look back at us with pride.

Looking ahead, I am optimistic of the opportunities of the work we are doing for our clients and the approach we have put in place with respect to digital and cloud services.

With my warmest regards,

Sd/-

Salil Parekh
Chief Executive Officer
and Managing Director

Bengaluru
May 24, 2020










Fall in Love with
the PROBLEM
not the Solution

The Infosys Board of Directors

1 Nandan M. Nilekani
Chairman

2 Salil Parekh
Chief Executive Officer and Managing Director

3 U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

4 Kiran Mazumdar-Shaw
Lead Independent Director

5 Michael Gibbs
Independent Director

6 D.N. Prahlad [1]
Independent Director

7 D. Sundaram
Independent Director

8 Dr. Punita Kumar-Sinha
Independent Director

9 Uri Levine [2]
Additional and Independent Director

[1] Resigned on April 20, 2020

[2] Appointed on April 20, 2020

The Infosys Leadership Team



Salil Parekh
Chief Executive Officer and Managing Director



U.B. Pravin Rao
Chief Operating Officer and Whole-time Director



Nilanjan Roy
Chief Financial Officer

Presidents



Ravi Kumar S.
President and Deputy Chief Operating Officer



Mohit Joshi
President

Executive Vice Presidents



Anand Swaminathan
Segment Head – Communication, Media and Technology



Anantharaman Radhakrishnan
Chief Executive Officer & Managing Director – BPM



Binod R. Hampapur
Global Head – Talent & Technology Operations



Deepak Padaki
Group Head – Corporate Strategy, and Chief Risk Officer



Dinesh R.
Head Global Services – Enterprise Package Application Services



Inderpreet Sawhney
Group General Counsel and Chief Compliance Officer



Jayesh Sanghrajka
Deputy Chief Financial Officer



Jasmeet Singh
Segment Head – Manufacturing



Karmesh Vaswani
Segment Head – CPG, Logistics & Retail



Koushik R.N.
Group Head – Procurement & Global Immigration



Krishnamurthy Shankar
Group Head – Human Resources and Infosys Leadership Institute



Narsimha Rao M.
Head, Global Services – Cloud, Infrastructure and Security Solutions & Independent Validation Solutions



Ramadas Kamath U.
Head – Administration, Facilities, Infrastructure and Security & Sustainability



Richard Lobo
Head, HR – Infosys Limited



Satish H.C.
Head, Global Services – Data & Analytics



Shaji Mathew
Service Offering Head – Financial Services, Healthcare, Insurance & Life Sciences



Srikantan Moorthy
Head – US Operations and Global Head – Education, Training and Assessment

Awards and recognition

In fiscal 2020, we won multiple awards and honors, both international and national. The significant ones among them are as follows:

Business and management

3rd Best Regarded Company in the World
in the *Forbes* annual list of top 250 best-regarded companies in the world

Stars of the Industry awards
by CMO Global and BTVI in Bengaluru

Best
- Finance Team,
- Automation in Finance
- Financial Planning and Analysis
- Cash Management

IR Magazine Awards – India 2019
Won two awards:
– **Best Investor Relations Team (Large Cap)**
– **Best Use of Media and Technology**

Asia's best in-house tax team of the year
by *Euromoney International Tax Review*, a leading publisher in the field of business and finance

All-Asia Executive Team Rankings 2019 by Institutional Investor
Among "Most honored" companies for receiving multiple awards, including Best CEO, Best CFO, and Best Investment Relations Program

2019 Asia IP Elite Award
for developing innovative Intellectual Property (IP) functions and creating IP value

IT Legal Team of the Year Award
at the annual flagship event of Legal Era Gennext Business & Law Congress 2020

Best Investor Relations
in the *FinanceAsia* Best Managed Companies poll, 2020

Leader for the fourth consecutive time
in *The Indian Corporate Governance Scorecard*, a joint study by the International Finance Corporation and BSE Limited.

***ET Now* Business Leader of the Year Award**
for Finance Transformation and Best Financial Reporting

Human resources

The Company's global internship program, **InStep**
Ranked Number One
in the **Best Overall Internship category** at the 2020 Internship Rankings by Vault.com, a career intelligence organization

Recognized as Top Employer in 2020
in Australia, Singapore and Japan

Among the Best 100 Companies for Women in India
By Working Mother and AVTAR

Champion of Inclusion
In the "Most Inclusive Companies in India 2019" index

Ranked

4th
Among **Best Companies for Technology Jobs** in Cupertino, California

5th
Among **Best Companies for Computer Information Systems Jobs** in Long Beach, California

5th
Among **Best Companies for Management Consulting Jobs** in Baltimore, Maryland

Role Model Corporate award
at the National Centre for Promotion of Employment for Disabled People

Enabler: Employer of Persons with Disabilities award
at the Nipman Foundation – Microsoft Equal Opportunity Awards

Featured among
The top 5 companies in TalentDesk's **2019 Best Companies to Work for** rankings announced in July 2019

Sustainability

United Nations Global Climate Action Award
in the "Climate Neutral Now" category

Golden Peacock Environment Management Award – 2019

Odisha State Energy Conservation Award
for Infosys' Bhubaneswar campus in December 2019

Banking (for Finacle®)

Juniper Research Future Digital Awards
in the Banking Innovation for Best Banking Platform category 2019

Banking Technology Awards
for Best Use of Emerging or Innovative Technology

IBS Global FinTech Innovation Awards 2019
for Best Payments System implementation

Digital services and technology innovation

Recognized as a Leader

Enterprise Platform IT Services
in BFS PEAK Matrix™ Assessment 2019

Enterprise Blockchain Services
PEAK Matrix™ Assessment 2020 by Everest Group

Application and Digital Banking
PEAK Matrix™ Vendor Assessment 2020 by Everest Group

Healthcare Payer Digital Services
PEAK Matrix™ 2020 by Everest Group

IDC MarketScape
- Worldwide Microsoft Implementation Services 2019 Vendor Assessment

Gartner Magic Quadrant
- for Public Cloud Infrastructure Managed Service Providers
- for IT Services for Communications Service Providers, Worldwide

Recognized
- NEAT on IoT in Digital Transformation
- 2019 Global Alliance SI Partner of the Year by Microsoft
- MuleSoft Americas Growth & Emerging Partner of the Year 2019 by MuleSoft

Pega Partner Excellence Award
in recognition of innovative practice development and continued investment in the growth of a strong delivery practice

Global Partner of the Year Award
for driving customer success at TIBCO NOW

Most Valuable Partner – Commercial Cloud
by Oracle

System Integrator Partner of the year 2019
for Hybrid Cloud Solutions by HPE at HPE Discover 2019

For the complete list of awards and recognition, refer to https://www.infosys.com/about/awards.

Key trends

Revenues[1]
(in ₹ crore)



62,441
68,484
70,522
82,675
90,791
2016
2017
2018
2019
2020

Revenues[1]
(in US$ million)



9,501
10,208
10,939
11,799
12,780
2016
2017
2018
2019
2020

Net profit[(1)(2)(3)(4)]
(in ₹ crore)



13,491
14,353
16,029
15,404
16,594
2016
2017
2018
2019
2020

Net profit[(1)(2)(3)(4)]
(in US$ million)



2,052
2,140
2,486
2,199
2,331
2016
2017
2018
2019
2020

Free cash flow[5]
(in ₹ crore)



9,520
11,303
12,561
13,399
15,250
2016
2017
2018
2019
2020

Operating margin[1]
(in %)



25.0
24.7
24.3
22.8
21.3
2016
2017
2018
2019
2020

Basic earnings per share[(1)(2)(3)(6)]
(in ₹)



29.51
31.40
35.53
35.44
38.97
2016
2017
2018
2019
2020

Dividend per share[7]
(in ₹)



12.13
12.88
21.75
21.50
17.50
2016
2017
2018
2019
2020
Interim dividend of ₹ 8.00 and final dividend of ₹ 9.50
Special dividend of ₹ 4.00 declared in fiscal 2019 and ₹ 5.00 declared in fiscal 2018

(1) Based on IFRS consolidated financial statements

(2) During the year ended March 31, 2019 and 2018, on account of the conclusion of advance pricing arrangements in overseas jurisdictions, the Company had reversed income tax expense provision of ₹94 crore (US$ 14 million) and ₹1,432 crore (US$ 225 million) respectively, which pertained to previous periods.

(3) During the year ended March 31, 2018, the Company's wholly-owned subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya, were classified as "Held for Sale", resulting in a reduction of fair value in respect of Panaya amounting to ₹118 crore (US$ 18 million). During the year ended March 31, 2019, a further reduction of ₹270 crore (US$ 39 million) was recorded in respect of Panaya. On reclassification of Panaya and Skava from "Held for Sale" during the year ended March 31, 2019, the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of ₹451 crore (US$ 65 million) in respect of Skava.

(4) Attributable to owners of the Company

(5) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS.

(6) During the buyback period that commenced on March 20, 2019 and was completed on August 26, 2019 under the open market route through the Indian stock exchanges, the Company had purchased and extinguished a total of 11,05,19,266 equity shares from the stock exchanges at an average buyback price of ₹747 per equity share, comprising 2.53% of the pre-buyback paid-up equity share capital of the Company.

During fiscal 2018, 11,30,43,478 equity shares (not adjusted for the September 2018 bonus issue), aggregating to 4.92% of the paid-up capital of the Company, were bought back by the Company for a total amount of ₹13,000 crore under the "Tender offer" route.

(7) Based on dividend declared. Adjusted for bonus issue, wherever applicable

Digital revenues[1]
(in %)


25.5
31.2
39.2
2018
2019
2020

Market capitalization[2][3]
(in ₹ crore)


2,79,837
2,34,805
2,47,198
3,24,448
2,73,214
2016
2017
2018
2019
2020

Return on Equity (RoE)[3][4][5][6]
(in %)


22.7
21.4
24.1
22.7
25.8
2016
2017
2018
2019
2020

Number of employees[2]


1,94,044
2,00,364
2,04,107
2,28,123
2,42,371
2016
2017
2018
2019
2020

Number of clients[2]


1,092
1,162
1,204
1,279
1,411
2016
2017
2018
2019
2020

Number of US$100 million+ clients[2]


14
19
20
25
28
2016
2017
2018
2019
2020

Utilization (excluding trainees)
(in %)


80.6
81.7
84.6
84.3
84.0
2016
2017
2018
2019
2020

Revenue per employee[4]
(in US$)


50,745
51,375
54,602
54,038
54,142
2016
2017
2018
2019
2020

(1) Data prior to fiscal 2018 is not available, since we are reporting digital revenues from fiscal 2018.

(2) At the end of the respective fiscal years

(3) During the buyback period that commenced on March 20, 2019 and was completed on August 26, 2019 under the open market route through the Indian stock exchanges, the Company had purchased and extinguished a total of 11,05,19,266 equity shares from the stock exchanges at an average buyback price of ₹747 per equity share, comprising 2.53% of the pre-buyback paid-up equity share capital of the Company.

During fiscal 2018, 11,30,43,478 equity shares (not adjusted for the September 2018 bonus issue), aggregating to 4.92% of the paid-up capital of the Company, were bought back by the Company for a total amount of ₹13,000 crore under the "Tender offer" route.

(4) Based on IFRS consolidated financial statements

(5) During the year ended March 31, 2019 and 2018, on account of the conclusion of advance pricing arrangements in overseas jurisdictions, the Company had reversed income tax expense provision of ₹94 crore (US$ 14 million) and ₹1,432 crore (US$ 225 million) respectively which pertained to previous periods.

(6) During the year ended March 31, 2018, the company's wholly-owned subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya, were classified as "Held for Sale", resulting in a reduction of fair value in respect of Panaya amounting to ₹118 crore (US$ 18 million). During the year ended March 31, 2019, a further reduction of ₹270 crore (US$ 39 million) was recorded in respect of Panaya. On reclassification of Panaya and Skava from "Held for Sale"" during the year ended March 31, 2019, the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of ₹451 crore (US$ 65 million) in respect of Skava.

The year at a glance

Based on Ind AS consolidated financial statements

in ₹ crore, except per equity share data

	2020	2019	Growth (%)
Financial performance			
Revenues	90,791	82,675	9.8
Gross profit	30,059	28,808	4.3
Operating profit	19,374	18,880	2.6
Profit after tax[(1)(2)]	16,639	15,410	8.0
Profit attributable to owners of the Company[(1)(2)]	16,594	15,404	7.7
Earnings per share (par value of ₹5 each): Basic[(4)(5)]	38.97	35.44	10.0
Diluted[(4)(5)]	38.91	35.38	10.0
Financial position			
Cash and cash equivalents[(4)]	18,649	19,568	(4.7)
Current investments	4,655	6,627	(29.8)
Net current assets	33,720	34,240	(1.5)
Property, plant and equipment (including capital work-in-progress)	13,389	12,867	4.1
Goodwill and intangible assets[(2)]	7,186	4,231	69.8
Right-of-use asset[(3)]	4,168	–	–
Other non-current assets	13,449	14,762	(8.9)
Total assets	92,768	84,738	9.5
Lease liabilities[(3)]	4,014	–	–
Other non-current liabilities	2,054	1,094	87.8
Total equity attributable to equity holders of the Company[(4)]	65,450	64,948	0.8
Non-controlling interests	394	58	579.3
Total equity and liabilities[(4)]	92,768	84,738	9.5

(1) Includes ₹259 crore and ₹51 crore for the years ended March 31,2020 and March 31,2019, respectively, towards interest on income tax refund

(2) During the year ended March 31, 2018, Kallidus and Skava (together referred to as Skava) and Panaya were classified as "Held for Sale". During the year ended March 31, 2019, on remeasurement, the Company recorded a reduction in the fair value of the disposal group amounting to ₹270 crore (US$ 39 million) in respect of Panaya. Further, based on the evaluation of proposals received and progress of negotiations with the buyers, the Company concluded that the disposal group did not meet the criteria for "Held for Sale" and accordingly, assets and liabilities of Panaya and Skava have been included on a line-by-line basis in the *Consolidated financial statements* as at March 31, 2019. In accordance with Ind AS 105, *Non current Assets Held for Sale and Discontinued Operations*, on reclassification, the Company recorded an adjustment of ₹451 crore (US$ 65 million) in respect of Skava on account of adjustment in respect of excess of carrying value over recoverable amount.

(3) Effective April 1, 2019, the Group has adopted Ind AS 116, *Leases* and applied it to all lease contracts existing on April 1, 2019, using the modified retrospective method, and has taken the cumulative adjustment to retained earnings on the date of initial application.

(4) In line with the Capital Allocation Policy announced in April 2018, shareholders approved the buyback of equity shares under the open market route through the Indian stock exchanges of up to ₹8,260 crore (maximum buyback size) at a price not exceeding ₹800 per equity share (maximum buyback price). The buyback of equity shares through the stock exchanges commenced on March 20, 2019 and was completed on August 26, 2019. During this buyback period, the Company had purchased and extinguished a total of 11,05,19,266 equity shares from the stock exchanges at an average buyback price of ₹747 per equity share, comprising 2.53% of the pre-buyback paid-up equity share capital of the Company. The buyback was funded out of the free reserves of the Company.

(5) EPS is adjusted for the September 2018 bonus issue.

Based on IFRS US$ consolidated financial statements

in US$ million, except per equity share data

	2020	2019	Growth (%)
Financial performance			
Revenues	12,780	11,799	8.3
Gross profit	4,228	4,112	2.8
Operating profit	2,724	2,696	1.0
Net profit[(1)(2)]	2,338	2,200	6.3
Net profit attributable to owners of the Company[(1)(2)]	2,331	2,199	6.0
Earnings per share (par value of ₹5 (US$0.16) each): Basic[(4)(5)]	0.55	0.51	7.8
Diluted[(4)(5)]	0.55	0.51	7.8
Financial position			
Cash and cash equivalents[(4)]	2,465	2,829	(12.9)
Current investments	615	958	(35.8)
Net current assets	4,455	4,951	(10.0)
Property, plant and equipment	1,810	1,931	(6.3)
Goodwill and intangible assets[(2)]	950	612	55.2
Right-of-use asset[(3)]	551	–	–
Other non-current assets[(3)]	1,737	2,065	(15.9)
Total assets	12,260	12,252	0.1
Lease liabilities[(3)]	530	–	–
Other non-current liabilities	272	159	71.1
Total equity attributable to equity holders of the Company[(4)]	8,646	9,391	(7.9)
Non-controlling interests	55	9	511.1
Total equity and liabilities[(4)]	12,260	12,252	0.1

(1) Includes US$37 million and US$7 million for the years ended March 31,2020 and March 31,2019, respectively, towards interest on income tax refund

(2) During the year ended March 31, 2018, Kallidus and Skava (together referred to as Skava) and Panaya were classified as "Held for Sale". During the year ended March 31, 2019, on remeasurement, the Company recorded a reduction in the fair value of the disposal group amounting to US$39 million (₹270 crore) in respect of Panaya. Further, based on the evaluation of proposals received and progress of negotiations with the buyers, the Company concluded that the disposal group did not meet the criteria for "Held for Sale" and accordingly, assets and liabilities of Panaya and Skava have been included on a line-by-line basis in the *Consolidated financial statements* as at March 31, 2019. In accordance with IFRS 5, *Non current Assets Held for Sale and Discontinued Operations*, on reclassification, the Company recorded an adjustment of US$65 million (₹451 crore) in respect of Skava on account of adjustment in respect of excess of carrying value over recoverable amount.

(3) Effective April 1, 2019, the Group has adopted IFRS 16, *Leases* and applied it to all lease contracts existing on April 1, 2019, using the modified retrospective method, and has taken the cumulative adjustment to retained earnings on the date of initial application.

(4) In line with the Capital Allocation Policy announced in April 2018, shareholders approved the buyback of equity shares from the open market route through the Indian stock exchanges of up to ₹8,260 crore (maximum buyback size) at a price not exceeding ₹800 per equity share (maximum buyback price). The buyback of equity shares through the stock exchanges commenced on March 20, 2019 and was completed on August 26, 2019. During this buyback period, the Company had purchased and extinguished a total of 11,05,19,266 equity shares from the stock exchanges at an average buyback price of ₹747 per equity share, comprising 2.53% of the pre-buyback paid-up equity share capital of the Company. The buyback was funded out of the free reserves of the Company.

(5) EPS is adjusted for the September 2018 bonus issue.

Board's report

Dear members,

The Board of Directors hereby submits the report of the business and operations of your Company ("the Company" or "Infosys"), along with the audited financial statements, for the financial year ended March 31, 2020. The consolidated performance of the Company and its subsidiaries has been referred to wherever required.

1. Results of our operations and state of affairs

in ₹ crore, except per equity share data

Particulars	Standalone		Consolidated	
	For the year ended March 31,		For the year ended March 31,	
	2020	2019	2020	2019
Revenue from operations	79,047	73,107	90,791	82,675
Cost of sales	52,816	47,412	60,732	53,867
Gross profit	26,231	25,695	30,059	28,808
Operating expenses				
Selling and marketing expenses	3,814	3,661	4,711	4,473
General and administration expenses	4,526	4,225	5,974	5,455
Total operating expenses	8,340	7,886	10,685	9,928
Operating profit	17,891	17,809	19,374	18,880
Reduction in fair value of assets held for sale / disposal group held for sale[1]	–	(265)	–	(270)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"[1]	–	(469)	–	(451)
Finance cost	114	–	170	–
Other income, net[2]	2,700	2,852	2,803	2,882
Profit before tax	20,477	19,927	22,007	21,041
Tax expense[3]	4,934	5,225	5,368	5,631
Profit after tax	15,543	14,702	16,639	15,410
Profit attributable to owners of the Company	15,543	14,702	16,594	15,404
Non-controlling interests	–	–	45	6
Other comprehensive income				
Items that will not be reclassified subsequently to profit or loss	(215)	57	(213)	48
Items that will be reclassified subsequently to profit or loss	(19)	22	364	86
Total other comprehensive income / (loss), net of tax	(234)	79	151	134
Total comprehensive income for the year attributable to the owners of the Company	15,309	14,781	16,732	15,538
Non-controlling interest	–	–	58	6
Earnings per share (EPS)[4][5]				
Basic	36.34	33.66	38.97	35.44
Diluted	36.32	33.64	38.91	35.38

1 crore = 10 million

Notes: The above figures are extracted from the audited standalone and consolidated financial statements as per Indian Accounting Standards (Ind AS).

(1) During the year ended March 31, 2018, the Company's wholly-owned subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya, were classified as "Held for Sale". During the year ended March 31, 2019, a further reduction of ₹270 crore was recorded in respect of Panaya. On reclassification of Panaya and Skava from "Held for Sale" during the year ended March 31, 2019, the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of ₹451 crore in respect of Skava.

In the *Standalone financial statements* of the Company, during the year ended March 31, 2018, investments in respect of these subsidiaries were reclassified under "Held for Sale". During the year ended March 31, 2019, a further reduction of ₹265 crore was recorded in respect of Panaya and on reclassification of these investments from "Held for Sale", the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of ₹469 crore in respect of Skava.

(2) Other income includes ₹259 crore and ₹51 crore for the years ended March 31, 2020 and March 31, 2019, respectively, in the *Consolidated financial statements* of the Company towards interest on income tax refund.

Other income includes ₹250 crore and ₹50 crore for the years ended March 31, 2020 and March 31, 2019, respectively, in the *Standalone financial statements* of the Company towards interest on income tax refund.

(3) During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (APA) in an overseas jurisdiction, the Company had reversed income tax expense provision of ₹94 crore, which pertains to previous periods in the consolidated and standalone financial statements.

(4) Equity shares are at par value of ₹5 per share and adjusted for the September 2018 bonus issue as necessary.

(5) During the buyback period that commenced on March 20, 2019 and was completed on August 26, 2019 under the open market route through the Indian stock exchanges, the Company purchased and extinguished a total of 11,05,19,266 equity shares from the stock exchanges at an average buyback price of ₹747 per equity share, comprising 2.53% of the pre-buyback paid-up equity share capital of the Company.

Financial position

in ₹ crore, except equity share data

Particulars	Standalone		Consolidated	
	As at March 31,		As at March 31,	
	2020	2019	2020	2019
Cash and cash equivalents	13,562	15,551	18,649	19,568
Current investments	4,006	6,077	4,655	6,627
Net current assets	28,600	30,793	33,720	34,240
Property, plant and equipment (including capital work-in-progress)	12,037	11,606	13,389	12,867
Right-of-use assets[3]	2,805	–	4,168	–
Goodwill	29	29	5,286	3,540
Other intangible assets	48	74	1,900	691
Other non-current assets	22,302	20,998	13,449	14,762
Total assets	81,041	78,930	92,768	84,738
Lease liabilities[3]	2,775	–	4,014	–
Other non-current liabilities	812	789	2,054	1,094
Retained earnings – opening balance	54,070	55,671	57,566	58,477
Add:				
Profit for the year	15,543	14,702	16,594	15,404
Transfer from Special Economic Zone Re-investment Reserve on utilization[2]	1,036	1,386	1,080	1,430
Less:				
Impact of adoption of Ind AS 116[3]	(17)	–	(40)	–
Dividends including dividend distribution tax	(9,553)	(13,768)	(9,517)	(13,712)
Buyback of equity shares[1]	(4,717)	–	(4,717)	–
Effect of modification of equity-settled share-based payment awards to cash-settled awards	(9)	–	(9)	–
Transfer to general reserve	(1,470)	(1,615)	(1,470)	(1,615)
Transfer to Special Economic Zone Re-investment Reserve[2]	(2,464)	(2,306)	(2,580)	(2,417)
Transferred to other reserves	–	–	–	(1)
Financial liability under option arrangements[4]	–	–	(598)	–
Retained earnings – closing balance	52,419	54,070	56,309	57,566
Equity share capital[1]	2,129	2,178	2,122	2,170
Other reserves and surplus[5]	7,825	6,368	5,978	4,309
Other comprehensive income	(139)	95	1,041	903
Non-controlling interest	–	–	394	58
Total equity[1]	62,234	62,711	65,844	65,006
Total equity and liabilities	81,041	78,930	92,768	84,738
Number of equity shares[1]	425,89,92,566	435,62,79,444	424,07,53,210	433,59,54,462

(1) During the buyback period that commenced on March 20, 2019 and was completed on August 26, 2019 under the open market route through the Indian stock exchanges, the Company purchased and extinguished a total of 11,05,19,266 equity shares from the stock exchanges at an average buyback price of ₹747 per equity share, comprising 2.53% of the pre-buyback paid-up equity share capital of the Company.

(2) The Special Economic Zone (SEZ) Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of the Income-tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of Section 10AA(2) of the Income-tax Act, 1961.

(3) Effective April 1, 2019, the Group adopted Ind AS 116, *Leases* and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application.

(4) Financial liability for the estimated present value of gross obligation to purchase the non-controlling interest of HIPUS Co. Ltd and Stater N.V. as of the acquisition date in accordance with the share purchase agreement.

(5) Excluding retained earnings

Summary Profit and Loss – standalone

in ₹ crore, except per equity share data

Particulars	Year ended March 31,				
	2020	% of revenue	2019	% of revenue	YoY growth (%)
Revenue from operations	79,047	100.0	73,107	100.0	8.1
Gross profit	26,231	33.2	25,695	35.2	2.1
Selling and marketing expenses	3,814	4.8	3,661	5.0	4.2
General and administration expenses	4,526	5.7	4,225	5.8	7.1
Operating profit	17,891	22.6	17,809	24.4	0.5
Profit before tax	20,477	25.9	19,927	27.3	2.8
Net profit[1]	15,543	19.7	14,702	20.1	5.7
Earnings per equity share[1]					
Basic	36.34	–	33.66	–	8.0

Summary Profit and Loss – consolidated

in ₹ crore, except per equity share data

Particulars	Year ended March 31,				
	2020	% of revenue	2019	% of revenue	YoY growth (%)
Revenue from operations	90,791	100.0	82,675	100.0	9.8
Gross profit	30,059	33.1	28,808	34.8	4.3
Selling and marketing expenses	4,711	5.2	4,473	5.4	5.3
General and administration expenses	5,974	6.6	5,455	6.6	9.5
Operating profit	19,374	21.3	18,880	22.8	2.6
Profit before tax	22,007	24.2	21,041	25.5	4.6
Net profit[1]	16,639	18.3	15,410	18.6	8.0
Profit attributable to owners of the Company	16,594	18.3	15,404	18.6	7.7
Earnings per equity share[1]					
Basic	38.97	–	35.44	–	10.0

[1] Refer to the notes under the table, 'Results of our operations and state of affairs', for factors impacting the net profit and basic EPS.

Based on Ind AS consolidated financial statements

Revenue distribution by geography (in %)



60.5
61.5
24.1
24.1
12.9
11.8
2.5
2.6
2019
2020
North America
Europe
Rest of the World
India

Revenue distribution by offerings (in %)



31.2
39.2
68.8
60.8
2019
2020
Digital
Core

Revenue distribution by business segments (in %)



32.0
31.5
16.4
15.5
12.6
13.2
12.5
12.9
9.9
10.1
7.5
7.7
6.3
6.4
2.8
2.7
2019
2020
FS[1]
Retail[2]
COM[3]
EURS[4]
MFG[5]
Hi-Tech[6]
LS[7]
Others[8]

(1) FS – Includes enterprises in Financial Services and Insurance

(2) Retail – Includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) COM – Includes enterprises in Communication, Telecom OEM and Media

(4) EURS – Includes enterprises in the Energy, Utilities, Resources and Services
(5) MFG – Includes enterprises in Manufacturing
(6) Hi-Tech – Includes enterprises in Hi-Tech
(7) LS – Includes enterprises in Life Sciences and Healthcare
(8) Others – Includes segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in public services.

Global health pandemic from COVID-19

The World Health Organization declared a global pandemic of the Novel Coronavirus disease (COVID-19) on February 11, 2020. In enforcing social distancing to contain the spread of the disease, our offices and client offices all over the world have been operating with minimal or no staff for extended periods of time. To effectively respond to and manage our operations through this crisis, the Company triggered its business continuity management program, chaired by the Chief Operating Officer. In keeping with its employee-safety-first approach, the Company quickly instituted measures to trace all employees and be assured of their well-being. Our teams reacted with speed and efficiency, and quickly leveraged technology to shift the workforce to an entirely new 'work-from-home' model. Proactive preparations were done in our work locations during this transition to ensure our offices and training centers were safe. Approximately 93% of the production workforce were enabled in a rapid manner to work remotely and securely, thus ensuring that client commitments were not materially compromised.

Our online learning platform, Lex, and virtual classes were used effectively to allow our training programs to continue unaffected. Travel, immigration and insurance-related challenges faced by our employees were swiftly handled, in line with the guidelines issued by the local authorities. Policy changes related to working from home and IT infrastructure support were rolled out overnight to help our employees shift to this new work paradigm. Continuous communication on the latest updates played a key role in enabling our employees to stay on top of the evolving situation.

Several initiatives were rolled out to make teams and managers effective while working from different locations. Our Health Assessment & Lifestyle Enrichment program (HALE) has also launched a series of initiatives related to COVID-19 awareness and the new remote way of working, with a focus on the health and wellness of employees. We have extended support to the employees impacted by this pandemic, including those who tested positive for COVID-19. The Company would implement a phased and safe return-to-work plan as and when lockdown restrictions are relaxed.

As a responsible member of the communities that it operates in, the Company has contributed to various COVID-19 relief and monitoring programs in India and the US. A contribution fund was also established for employees to extend their support towards COVID-19 relief efforts. Contributions made here will be channelized through suitable government agencies / NGOs.

The Company's focus on liquidity, supported by a strong balance sheet and acceleration in cost optimization initiatives, would help in navigating any near-term challenges in the demand environment.

Capital Allocation Policy

In line with the Capital Allocation Policy announced in April 2018, the Board, at its meeting on January 11, 2019, approved the buyback of equity shares under the open market route through the Indian stock exchanges, amounting to ₹8,260 crore (maximum buyback size) at a price not exceeding ₹800 per share (maximum buyback price), subject to shareholders' approval by way of a postal ballot.

The shareholders approved the proposal of buyback of equity shares through the postal ballot that concluded on March 12, 2019. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the Indian stock exchanges. The buyback of equity shares through the stock exchanges commenced on March 20, 2019 and was completed on August 26, 2019. During this buyback period, the Company purchased and extinguished a total of 11,05,19,266 equity shares from the stock exchanges at an average buyback price of ₹747 per equity share, comprising 2.53% of the pre-buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves.

In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2020, the Company has created a Capital Redemption Reserve of ₹55 crore equal to the nominal value of the above shares bought back as an appropriation from the general reserve.

The Board, at its meeting on July 12, 2019, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term. The Board decided to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback payout includes applicable taxes. The Capital Allocation Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/capitalallocation-policy.pdf.

Liquidity

Our principal sources of liquidity are cash and cash equivalents, current investments and the cash flow that we generate from our operations. We continue to be debt-free and maintain sufficient cash to meet our strategic and operational requirements. We understand that liquidity in the Balance Sheet has to balance between earning adequate returns and the need to cover financial and business requirements. Liquidity enables us to be agile and ready for meeting

unforeseen strategic and business needs. We believe that our working capital is sufficient to meet our current requirements.

As of March 31, 2020, we had ₹28,600 crore in working capital (working capital defined as current assets minus current liabilities) on a standalone basis, and ₹33,720 crore on a consolidated basis.

Liquid assets stand at ₹21,321 crore on a standalone basis and ₹27,276 crore on a consolidated basis as at March 31, 2020, as against ₹25,790 crore on a standalone basis, and ₹30,690 crore on a consolidated basis as on March 31, 2019.

Liquid assets, on both standalone and consolidated basis, include deposits with banks and financial institutions rated highly by international and domestic credit rating agencies. As a result, risk of cash and cash equivalents is limited. Ratings are monitored periodically, and we have considered the latest available credit information to the extent available in view of COVID-19 as at the date of approval of the financial statements. Liquid assets also include investments in liquid mutual fund units, fixed maturity plan securities, certificates of deposit (CDs), commercial paper, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. CDs represent marketable securities of banks and eligible financial institutions for a specified time period with high credit rating given by domestic credit rating agencies. Investments made in non-convertible debentures are issued by government-owned institutions and financial institutions with high credit rating. The details of these investments are disclosed under the 'non-current and current investments' section in the standalone and consolidated financial statements in this Annual Report.

We invest after considering counterparty risks based on multiple criteria including Tier I capital, capital adequacy ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions.

Capital expenditure on tangible assets – standalone

This year, on a standalone basis, additions to tangible assets was ₹3,035 crore. This comprises ₹2,263 crore in infrastructure, ₹765 crore for investment in computer equipment, and ₹7 crore in vehicles.

In the previous year, we had additions to tangible assets of ₹3,040 crore. This comprised ₹2,008 crore in infrastructure, ₹1,023 crore for investment in computer equipment, and ₹ 9 crore in vehicles.

Capital expenditure on tangible assets – consolidated

This year, on a consolidated basis, additions to tangible assets was ₹3,437 crore. This comprises ₹2,500 crore in infrastructure, ₹930 crore in computer equipment and ₹7 crore in vehicles.

In the previous year, we had additions to tangible assets of ₹3,193 crore. This comprised ₹2,055 crore in infrastructure, ₹1,129 crore for investment in computer equipment and ₹9 crore in vehicles.

Leases

The Group's lease asset classes primarily consist of leases for land and buildings. Effective April 1, 2019, the Group adopted Ind AS 116, *Leases* and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application.

On transition, the adoption of the new standard resulted in the recognition of right-of-use (ROU) asset of ₹2,907 crore, net investment in sublease of ROU assets of ₹430 crore and a lease liabilities of ₹3,598 crore at a consolidated level, and recognition of ROU asset of ₹1,861 crore, net investment in sublease of ROU assets of ₹430 crore and a lease liabilities of ₹2,491 crore at a standalone level. The cumulative effect of applying the standard, amounting to ₹40 crore at a consolidated level and ₹17 crore at a standalone level, was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the operating profit, net profit for the period and earnings per share. Ind AS 116 resulted in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

Dividend

The Company recommended / declared dividend as under:

	Fiscal 2020		Fiscal 2019	
	Dividend per share (in ₹)	Dividend payout (in ₹ crore)	Dividend per share (in ₹)	Dividend payout (in ₹ crore)
Interim dividend	8.00	4,107	7.00	3,680
Final dividend	(1) 9.50	4,046	10.50	5,446
Special dividend	–	–	4.00	2,107
Total dividend	17.50		21.50	
Payout ratio (interim and final dividend)	(2) 53.5%		(3) 68.1%	

Note: Dividend payout includes dividend distribution tax.

(1) Recommended by the Board of Directors at its meeting held on April 20, 2020. The payment is subject to the approval of the shareholders at the ensuing Annual General Meeting (AGM) of the Company to be held on June 27, 2020. The record date for the purposes of the final dividend will be June 1, 2020 and will be paid on July 3, 2020.

(2) Our present capital allocation policy is to pay approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS.

(3) Our past capital allocation policy was to pay up to 70% of free cash flow.

Particulars of loans, guarantees or investments

Loans, guarantees and investments covered under Section 186 of the Companies Act, 2013 form part of the Notes to the financial statements provided in this Annual Report.

Transfer to reserves

We propose to transfer ₹ 1,554 crore to the general reserve on account of the declaration of dividend.

Fixed deposits

We have not accepted any fixed deposits, including from the public, and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

Particulars of contracts or arrangements made with related parties

Particulars of contracts or arrangements with related parties referred to in Section 188(1) of the Companies Act, 2013, in the prescribed Form AOC-2, is appended as *Annexure 2* to the *Board's report*.

Management's discussion and analysis

In terms of the provisions of Regulation 34 of the Listing Regulations, the *Management's discussion and analysis* is set out in this Annual Report.

Risk management report

In terms of the provisions of Section 134 of the Companies Act, 2013, a *Risk management report* is set out in this Annual Report.

Board policies

The details of the policies approved and adopted by the Board are provided in *Annexure 9* to the *Board's report*.

Material changes and commitments affecting financial position between the end of the financial year and date of the report

There have been no material changes and commitments, which affect the financial position of the Company, that have occurred between the end of the financial year to which the financial statements relate and the date of this report.

2. Business description

Strategy

Our strategic objective is to build a sustainable and resilient organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees, generating profitable returns for our investors and contributing to the communities that we operate in.

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their core offerings, processes and systems rapidly and position themselves as 'digitally enabled'. The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

In fiscal 2020, we continued to execute our four-pronged strategy to strengthen our relevance to clients and drive accelerated value creation.

- Scale Agile Digital
- Energize the core
- Reskill our people
- Expand localization

For details of our continued investments and outcomes of our strategic initiatives, please refer to the *Management's Discussion and Analysis* section of this Annual Report.

For fiscal 2021, we will continue to execute our strategy along the same dimensions. The client market segments we serve are faced with challenges and opportunities arising from the COVID-19 pandemic and its resulting impact on the economy. We believe the investments we have made, and continue to make, in our strategy will enable us to advise and help our clients as they tackle these market conditions, especially in the areas of digitization of processes, migration to cloud-based technologies, workplace transformation, business model transformation, enhanced cybersecurity controls and cost structure optimization in IT. Further, we have successfully enabled most of our employees worldwide to work remotely and securely – thus achieving the operational stability to deliver on client commitments and ensuring our own business continuity.

Organization

Our go-to-market business units are organized as:

- Financial Services and Insurance
- Life Sciences and Healthcare
- Retail, Consumer Packaged Goods and Logistics
- Communications, Telecom OEM and Media
- Energy, Utilities, Resources and Services
- Manufacturing
- Hi-tech
- Others, which includes India, Japan, China, Infosys Public Services and other Public Service enterprises

Our solutions have been primarily classified as digital and core.

Digital :

- Experience
- Insight
- Innovate
- Accelerate
- Assure

Core :

- Application management services
- Proprietary application development services
- Independent validation solutions
- Product engineering and management

- Infrastructure management services
- Traditional enterprise application implementation
- Support and integration services

Our products and platforms include:

- Finacle®
- Edge Suite
- Infosys NIA®
- Infosys McCamish
- Panaya®
- Skava®
- Stater Mortgage Servicing Platform
- Wingspan

Infrastructure

We added 2.66 million sq. ft. of physical infrastructure space during the year. The total available space as on March 31, 2020 stands at 51.97 million sq. ft. We have presence in 46 countries across 220 locations as on March 31, 2020.

Subsidiaries

We, along with our subsidiaries, provide consulting, technology, outsourcing and next-generation digital services. At the beginning of the year, we had 25 direct subsidiaries and 34 step-down subsidiaries. As on March 31, 2020, we have 23 direct subsidiaries and 52 step-down subsidiaries.

The following are the changes in subsidiaries during the year:

On April 1, 2019, Infosys Consulting Pte Ltd. acquired 81% of voting interests in HIPUS Co., Ltd. (HIPUS), a wholly-owned subsidiary of Hitachi Ltd, Japan, for a total cash consideration of JPY 3.29 billion (approximately ₹ 206 crore). HIPUS handles indirect materials purchasing functions for the Hitachi Group.

On May 23, 2019, Infosys Consulting Pte Ltd., a wholly-owned subsidiary of Infosys Limited, acquired 75% of voting interests in Stater N.V. (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherlands, for a total cash consideration of € 154 million (approximately ₹ 1,195 crore). Stater brings European mortgage expertise and a robust digital platform to drive superior customer experience.

Infosys Tecnologia do Brasil Ltda, a wholly-owned subsidiary of Infosys Limited, merged into Infosys Consulting Ltda, a wholly-owned subsidiary of Infosys Limited, effective October 1, 2019.

Panaya Japan Co. Ltd, a wholly-owned subsidiary of Panaya Inc., has been liquidated effective October 31, 2019.

Infosys Technologies (Australia) Pty. Limited (Infosys Australia) has been liquidated effective November 17, 2019.

On February 20, 2020, Infosys Poland, Sp z.o.o, a wholly-owned subsidiary of Infosys BPM Limited, acquired 100% of the voting interests in Infosys Consulting Sp. z.o.o, a wholly-owned subsidiary of Infosys Consulting Holding AG.

On March 13, 2020, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys Limited, acquired 100% of voting interests in Outbox Systems Inc. dba Simplus, a US-based Salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to US$ 250 million (approximately ₹ 1,892 crore).

On October 11, 2019, the Board of Directors of Infosys Limited authorized the Company to execute a business transfer agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc and Skava Systems Private Limited (together referred to as "Skava"), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer between entities under common control would be accounted for at carrying value and would not have any impact on the *Consolidated financial statements*.

During the year, the Board of Directors reviewed the affairs of the subsidiaries. In accordance with Section 129(3) of the Companies Act, 2013, we have prepared the *Consolidated financial statements* of the Company, which form part of this Annual Report. Further, a statement containing the salient features of the financial statements of our subsidiaries in the prescribed format AOC-1 is appended as *Annexure 1* to the *Board's report*. The statement also provides details of the performance and financial position of each of the subsidiaries.

In accordance with Section 136 of the Companies Act, 2013, the audited financial statements, including the consolidated financial statements and related information of the Company and audited accounts of each of its subsidiaries, are available on our website, www.infosys.com.

3. Human resources management

Our professionals are our most important assets. We are committed to hiring and retaining the best talent and being among the industry's leading employers. For this, we focus on promoting a collaborative, transparent and participative organization culture, and rewarding individual contribution and innovation. The focus of our human resources management is to enable our employees to navigate their next, not just for clients, but also for themselves.

Internal complaints committee

At Infosys, our goal has been to create an open and safe workplace where each and every employee feels empowered to contribute to the best of their abilities, irrespective of gender, sexual preferences or any other classification that has no bearing on the employee's work output. Towards this, our flagship offering, the Anti-Sexual Harassment Initiative (ASHI), has created its own brand as it proudly completes 20 years of enabling a positive and safe work environment for our employees. Our ASHI practices have set an industry benchmark as it ranked first among 350+ companies that participated in an external survey on the best anti-sexual harassment initiatives in 2017 and 2019.

Infosys has constituted an Internal Committee (IC) in all the development centers of the Company across India to consider and resolve all sexual harassment complaints reported by women. The constitution of the IC is as per the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, and the committee includes external members from NGOs or with relevant experience. Investigations are conducted and decisions made

by the IC at the respective location, and a senior woman employee is the presiding officer over every case. Half of the total members of the IC are women. The details of complaints pertaining to sexual harassment that were filed, disposed of and pending during the financial year are provided in the *Business responsibility report* of this Annual report.

Particulars of employees

The Company had 1,89,640 employees (on a standalone basis) as of March 31, 2020. The percentage increase in remuneration, ratio of remuneration of each director and key managerial personnel (KMP) (as required under the Companies Act, 2013) to the median of employees' remuneration, and the list of top 10 employees in terms of remuneration drawn, as required under Section 197(12) of the Companies Act, 2013, read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, form part of *Annexure 3* to this *Board's report*.

The statement containing particulars of employees employed throughout the year and in receipt of remuneration of ₹ 1.02 crore or more per annum and employees employed for part of the year and in receipt of remuneration of ₹ 8.5 lakh or more per month, as required under Section 197(12) of the Companies Act, 2013, read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, is provided in a separate exhibit forming part of this report and is available on the website of the Company at https://www.infosys.com/investors/reports-filings/Documents/exhibit-boards-report2020.pdf. The Annual Report and accounts are being sent to the shareholders excluding the aforesaid exhibit. Shareholders interested in obtaining this information may access the same from the Company website.

In accordance with Section 136 of the Companies Act, 2013, this exhibit is available for inspection by shareholders through electronic mode.

Notes:

1. The employees mentioned in the aforesaid exhibit have / had permanent employment contracts with the Company.
2. The employees are neither relatives of any directors of the Company, nor hold 2% or more of the paid-up equity share capital of the Company as per Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.
3. The details of employees posted outside India and in receipt of a remuneration of ₹ 60 lakh or more per annum or ₹ 5 lakh or more a month can be made available on specific request.

Employee stock options / Restricted Stock Units (RSUs)

The Company grants share-based benefits to eligible employees with a view to attracting and retaining the best talent, encouraging employees to align individual performances with Company objectives, and promoting increased participation by them in the growth of the Company.

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan")

On June 22, 2019, pursuant to approval by the shareholders in the AGM, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (the nomination and remuneration committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by the administrator. Each of the above performance parameters will be distinct for the purposes of calculation of the quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to a maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan")

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (not adjusted for bonus issue) These instruments will generally vest over a period of four years and the Company expects to grant the instruments under the 2015 Plan over the period of four to seven years. These RSUs and stock options shall be exercisable within the period as approved by the nomination and remuneration committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares.

The total number of equity shares and American Depositary Receipts (ADRs) to be allotted to the employees of the Company and its subsidiaries under the 2015 Plan does not cumulatively exceed 1% of the issued capital. For the shares and ADRs issued under the 2019 Plan, the cumulative amount does not exceed 1.15% of the issued capital. The 2019 Plan and 2015 Plan are in compliance with SEBI (Share Based Employee Benefits) Regulations, 2014, as amended from time to time, and there has been no material change to the plans during the fiscal.

The details of the 2019 Plan and 2015 Plan, including terms of reference, and the requirement specified under Regulation 14 of the SEBI (Share Based Employee Benefits) Regulations, 2014, are available on the Company's website, at https://www.infosys.com/investors/reports-filings/Documents/disclosures-pursuant-SEBI-regulations2020.pdf.

The details of the 2019 Plan and 2015 Plan form part of the Notes to accounts of the financial statements in this Annual Report.

4. Corporate governance

Our corporate governance philosophy

Our corporate governance practices are a reflection of our value system encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices to ensure that we gain and retain the trust of our stakeholders at all times. Corporate governance is about maximizing shareholder value legally, ethically and sustainably. At Infosys, the Board exercises its fiduciary responsibilities in the widest sense of the term. Our disclosures seek to attain the best practices in international corporate governance. We also endeavor to enhance long-term shareholder value and respect minority rights in all our business decisions.

Our *Corporate governance report* for fiscal 2020 forms part of this Annual Report.

Board diversity

The Company recognizes and embraces the importance of a diverse board in its success. We believe that a truly diverse board will leverage differences in thought, perspective, knowledge, skill, regional and industry experience, cultural and geographical backgrounds, age, ethnicity, race and gender, that will help us retain our competitive advantage. The Board Diversity Policy adopted by the Board sets out its approach to diversity. The policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/board-diversity-policy.pdf.

Additional details on Board diversity are available in the *Corporate governance report* that forms part of this Annual Report.

Number of meetings of the Board

The Board met eight times during the financial year. The meeting details are provided in the *Corporate governance report* that forms part of this Annual Report. The maximum interval between any two meetings did not exceed 120 days, as prescribed by the Companies Act, 2013.

Policy on directors' appointment and remuneration

The current policy is to have an appropriate mix of executive, non-executive and independent directors to maintain the independence of the Board, and separate its functions of governance and management. As of March 31, 2020, the Board had eight members, two of whom are executive directors, a non-executive and non-independent member and five independent directors. Two of the independent directors of the Board are women.

The policy of the Company on directors' appointment and remuneration, including the criteria for determining qualifications, positive attributes, independence of a director and other matters, as required under Sub-section (3) of Section 178 of the Companies Act, 2013, is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

We affirm that the remuneration paid to the directors is as per the terms laid out in the Nomination and Remuneration Policy of the Company.

Declaration by independent directors

The Company has received necessary declaration from each independent director under Section 149(7) of the Companies Act, 2013, that he / she meets the criteria of independence laid down in Section 149(6) of the Companies Act, 2013 and Regulation 25 of the Listing Regulations.

Board evaluation

The nomination and remuneration committee engaged Egon Zehnder, external consultants, to conduct Board evaluation for the year. The evaluation of all the directors, committees, Chairman of the Board, and the Board as a whole was conducted based on the criteria and framework adopted by the Board. The evaluation parameters and the process have been explained in the *Corporate governance report*.

Familiarization program for independent directors

All new independent directors inducted into the Board attend an orientation program. The details of the training and familiarization program are provided in the *Corporate governance report*. Further, at the time of the appointment of an independent director, the Company issues a formal letter of appointment outlining his / her role, function, duties and responsibilities. The format of the letter of appointment is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/appointment-independent-director.pdf.

Directors and KMP

Inductions, retirements and resignations

Roopa Kudva, an independent director, on completion of her tenure, retired as a member of the Board effective February 3, 2020. The disclosure in this regard is available at https://www.infosys.com/investors/documents/retirement-independent-director-3feb2020.pdf.

D.N. Prahlad, an independent director, resigned as a member of the Board effective April 20, 2020 to devote more time to his other business commitments. The disclosure in this regard is available at https://www.infosys.com/newsroom/press-releases/2020/independent-director-stepping-down-20april2020.html.

Uri Levine was appointed to the Board as an additional and independent director considering his integrity, expertise and experience effective April 20, 2020 for a period of three years subject to the approval of shareholders at the 39th AGM. The notice convening the meeting sets out the details of his appointment.

Reappointments

As per the provisions of the Companies Act, 2013, Salil Parekh, retires by rotation at the ensuing AGM and, being eligible, seeks reappointment. Based on the performance evaluation and recommendation of the nomination and remuneration committee, the Board recommends his reappointment.

Committees of the Board

As on March 31, 2020, the Board had five committees: the audit committee, the corporate social responsibility committee, the nomination and remuneration committee, the risk management committee, and the stakeholders relationship committee. A majority of the committees consists entirely of independent directors.

During the year, all recommendations made by the committees were approved by the Board.

A detailed note on the composition of the Board and its committees is provided in the *Corporate governance report*.

Internal financial control and its adequacy

The Board has adopted policies and procedures for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, safeguarding of its assets, prevention and detection of fraud, error reporting mechanisms, accuracy and completeness of the accounting records, and timely preparation of reliable financial disclosures. For more details, refer to the 'Internal control systems and their adequacy' section in *Management's discussion and analysis*, which forms part of this Annual Report.

Cybersecurity

We continue to be certified against the ISO 27001:2013 Information Security Management System (ISMS) Standard. We have implemented advanced security controls and threat analytics by leveraging industry-leading technologies to help identify and mitigate internal and external threats to the organization. We ensure our cybersecurity staff are up to speed by providing them with avenues for continuous learning, and making internal training forums available as well as courses through external academic institutions, to keep them enriched and in turn, help protect the organization from cyber-threats on a day-to-day basis.

Significant and material orders

There are no significant and material orders passed by the regulators or courts or tribunals impacting the going concern status and the Company's operations in future.

MCA compounding order

The Company (along with certain current and former KMP) submitted applications with the Registrar of Companies, Karnataka, Bengaluru for the compounding of certain alleged offences that related to the execution of severance agreement with a former Chief Financial Officer in October 2015 ("the Agreement"). The alleged offences pertained to the Company not seeking approvals from the Board, the audit committee, and the nomination and remuneration committee with regard to the Agreement and not making requisite disclosures.

The Regional Director (South East Region), vide its orders dated February 25, 2020, has compounded the alleged offences, and the payment of compounding fees is complete.

The compounding fee was ₹6,00,000 for the Company, and ₹25,000 for each of the current and former KMP for each alleged offence. These fees have been paid.

Reporting of frauds by auditors

During the year under review, neither the statutory auditors nor the secretarial auditor has reported to the audit committee, under Section 143 (12) of the Companies Act, 2013, any instances of fraud committed against the Company by its officers or employees, the details of which would need to be mentioned in the *Board's report*.

Annual return

In accordance with the Companies Act, 2013, an extract of the annual return in the prescribed format is appended as *Annexure 6* to the *Board's report*.

Secretarial standards

The Company complies with all applicable mandatory secretarial standards issued by the Institute of Company Secretaries of India.

Listing on stock exchanges

The Company's shares are listed on BSE Limited and the National Stock Exchange of India Limited, and its ADSs are listed on the New York Stock Exchange (NYSE).

Investor Education and Protection Fund (IEPF)

Pursuant to the applicable provisions of the Companies Act, 2013, read with the IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ("the IEPF Rules"), all unpaid or unclaimed dividends are required to be transferred by the Company to the IEPF, established by the Government of India, after the completion of seven years. Further, according to the IEPF Rules, the shares on which dividend has not been paid or claimed by the shareholders for seven consecutive years or more shall also be transferred to the demat account of the IEPF Authority. During the year, the Company has transferred the unclaimed and unpaid dividends of ₹1,90,79,239. Further, 8,424 corresponding shares on which dividends were unclaimed for seven consecutive years were transferred as per the requirements of the IEPF Rules. Year-wise amounts of unpaid / unclaimed dividends lying in the unpaid account up to the year, and the corresponding shares, which are liable to be transferred are provided in the *Shareholder Information* section of *Corporate governance report* and are also available on our website, at www.infosys.com/IEPF.

Directors' responsibility statement

The financial statements are prepared in accordance with the Indian Accounting Standards (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments, which are measured at fair values, the provisions of the Companies Act, 2013 (to the extent notified) and guidelines issued by SEBI. The Ind AS are prescribed under Section 133 of the Companies Act, 2013, read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016. Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The directors confirm that :

- In preparation of the annual accounts for the financial year ended March 31, 2020, the applicable accounting standards have been followed and there are no material departures.
- They have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period.
- They have taken proper and sufficient care towards the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 2013 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
- They have prepared the annual accounts on a going concern basis.
- They have laid down internal financial controls, which are adequate and are operating effectively.
- They have devised proper systems to ensure compliance with the provisions of all applicable laws, and such systems are adequate and operating effectively.

5. Audit reports and auditors

Audit reports

- The Auditors' Report for fiscal 2020 does not contain any qualification, reservation or adverse remark. The Report is enclosed with the financial statements in this Annual Report.
- As required by the Listing Regulations, the Practicing Company Secretary's certificate on corporate governance for fiscal 2020 is enclosed as *Annexure 4* to the *Board's report*. The certificate does not contain any qualification, reservation or adverse remark.
- The Secretarial Auditors' Report for fiscal 2020 does not contain any qualification, reservation or adverse remark. The Secretarial Auditors' Report is enclosed as *Annexure 5* to the *Board's report* in this Annual Report.
- As required under SEBI (Share Based Employee Benefits) Regulations, 2014, the auditor's certificate on the implementation of share-based schemes in accordance with these regulations will be made available at the AGM.

Auditors

Statutory auditors

Under Section 139 of the Companies Act, 2013 and the Rules made thereunder, it is mandatory to rotate the statutory auditors on completion of the maximum term permitted under the provisions of Companies Act, 2013. In line with the requirements of the Companies Act, 2013, Deloitte Haskins & Sells LLP, Chartered Accountants (Firm registration number 117366 W/W 100018) ("Deloitte") was appointed as the statutory auditors of the Company to hold office for a period of five consecutive years from the conclusion of the 36th AGM of the Company held on June 24, 2017, till the conclusion of the 41st AGM to be held in the year 2022. The requirement for the annual ratification of auditors' appointment at the AGM has been omitted pursuant to Companies (Amendment) Act, 2017 notified on May 7, 2018.

During the year, the statutory auditors have confirmed that they satisfy the independence criteria required under the Companies Act, 2013, the Code of Ethics issued by the Institute of Chartered Accountants of India and the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board.

Secretarial auditor

As required under Section 204 of the Companies Act, 2013 and Rules thereunder, the Board appointed Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, as secretarial auditor of the Company for fiscal 2021.

Cost records and cost audit

Maintenance of cost records and requirement of cost audit as prescribed under the provisions of Section 148(1) of the Companies Act, 2013 are not applicable for the business activities carried out by the Company.

6. Corporate social responsibility (CSR)

Infosys has been an early adopter of CSR initiatives. The Company works primarily through the Infosys Foundation, towards supporting projects in the areas of protection of national heritage, restoration of historical sites, and promotion of art and culture; destitute care and rehabilitation; environmental sustainability and ecological balance; promoting education, and enhancing vocational skills; promoting healthcare including preventive health care, and rural development. In fiscal 2020, the Company's CSR efforts included COVID-19 relief in multiple states.

The Company's CSR Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf. The annual report on our CSR activities is appended as *Annexure 7* to the *Board's report*. Infosys Foundation USA undertakes CSR initiatives outside of India. The said initiative is over and above the statutory requirement.

The highlights of the initiatives undertaken by the Company, the Infosys Foundation, and Infosys Foundation USA form part of this Annual report.

7. Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars, as prescribed under Sub-section (3)(m) of Section 134 of the Companies Act, 2013, read with the Companies (Accounts) Rules, 2014, are enclosed as *Annexure 8* to the *Board's report*.

Business Responsibility Report (BRR)

The Listing Regulations mandate the inclusion of the BRR as part of the Annual Report for the top 1,000 listed entities based on market capitalization. In compliance with the Listing Regulations, we have integrated BRR disclosures into our Annual Report.

We also publish a GRI Standards-based Sustainability Report annually. The report is independently assured by DNV GL. For more details, visit https://www.infosys.com/sustainability/.

Acknowledgments

We thank our customers, vendors, investors, bankers, employee volunteers and trustees of Infosys Foundation, Infosys Foundation USA and Infosys Science Foundation for their continued support during the year. We place on record our appreciation of the contribution made by our employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the governments of various countries where we have our operations. We thank the Government of India, particularly the Ministry of Labour and Employment, the Ministry of Environment and Forests, the Ministry of New and Renewable Energy (MNRE), Ministry of Communications, Ministry of Electronics and Information Technology, the Ministry of Commerce and Industry, the Ministry of Finance, the Ministry of Corporate Affairs, the Central Board of Direct Taxes, the Central Board of Indirect Taxes and Customs, GST authorities, the Reserve Bank of India, Securities and Exchange Board of India (SEBI), various departments under the state governments and union territories, the Software Technology Parks (STPs) / Special Economic Zones (SEZs) – Bengaluru, Bhubaneswar, Chandigarh, Chennai, Gurugram, Hubballi, Hyderabad, Indore, Jaipur, Kolkata, Mangaluru, Mysuru, Nagpur, Noida, Pune, Mumbai, Kochi and Thiruvananthapuram – and other government agencies for their support, and look forward to their continued support in the future. We also thank the US federal government, the U.S. Securities and Exchange Commission, the Internal Revenue Service, and various state governments, especially those of Indiana, Rhode Island, Connecticut, Texas and North Carolina.

for and on behalf of the Board of Directors

	Sd/-	Sd/-
Bengaluru April 20, 2020	Nandan M. Nilekani *Chairman*	Salil Parekh *Chief Executive Officer and Managing Director*

Annexures to the Board's report

Annexure I – Statement containing the salient features of the financial statements of subsidiaries / associate companies / joint ventures

[Pursuant to first proviso to sub-section (3) of Section 129 of the Companies Act, 2013, read with Rule 5 of the Companies (Accounts) Rules, 2014 - AOC -1]

List of subsidiaries

in ₹ crore, except % of shareholding and exchange rate

Sl. No.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation [1]	Profit / (Loss) after taxation[1]	% of shareholding
1	Infosys BPM Limited	Mar 31, 2020	NA	INR	34	4,632	6,168	1,502	849	4,595	858	210	648	99.99
2	EdgeVerve Systems Limited	Mar 31, 2020	NA	INR	1,312	(1,919)	1,004	1,611	11	2,497	528	149	379	100.00
3	Infosys McCamish Systems LLC[2]	Dec 31, 2019	Dec 4, 2009	1 USD = ₹71.39	175	201	1,289	913	–	1,575	171	36	135	99.99
4	Infosys Public Services, Inc.	Mar 31, 2020	NA	1 USD = ₹75.67	98	483	840	259	–	1,111	57	(23)	80	100.00
5	Infy Consulting Company Limited[3]	Dec 31, 2019	NA	1 GBP = ₹94.19	–	33	235	202	–	1,080	37	7	30	100.00
6	Infosys Technologies (China) Co. Limited	Dec 31, 2019	NA	1 RMB = ₹10.26	331	(178)	444	291	–	734	1	–	1	100.00
7	Stater Nederland B.V.[15]	Dec 31, 2019	NA	1 EUR = ₹80.10	8	367	615	240	–	689	213	54	159	75.00
8	Infosys Poland Sp. z o.o.[2]	Mar 31, 2020	Oct 1, 2007	1 PLN = ₹18.26	4	596	942	342	33	516	14	11	3	99.99
9	Infosys Consulting GmbH[3]	Dec 31, 2019	NA	1 EUR = ₹80.10	17	12	148	119	–	510	37	(2)	39	100.00
10	Infosys Compaz Pte Ltd[5]	Mar 31, 2020	Nov 16, 2018	1 SGD = ₹53.03	13	151	333	169	–	455	57	3	54	60.00
11	Infosys Technologies (Shanghai) Co. Limited	Dec 31, 2019	NA	1 RMB = ₹10.26	895	(262)	962	329	–	402	(102)	–	(102)	100.00
12	Infosys Consulting AG[3]	Dec 31, 2019	NA	1 CHF = ₹73.84	1	116	274	157	–	395	57	7	50	100.00
13	Infosys Technologies S. de R. L. de C. V.	Dec 31, 2019	NA	1 MXN = ₹3.70	65	163	339	111	–	316	56	16	40	100.00
14	HIPUS Co., Ltd[10]	Mar 31, 2020	Apr 1, 2019	1 JPY = ₹0.6963	32	30	1,466	1,404	–	232	25	8	17	81.00
15	Panaya Ltd.[4]	Dec 31, 2019	NA	1 USD = ₹71.39	256	(866)	342	952	–	203	(49)	13	(62)	100.00
16	Fluido Oy[7]	Dec 31, 2019	Oct 11, 2018	1 EUR = ₹80.10	5	43	115	67	–	184	7	3	4	100.00

Sl. No.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation [1]	Profit / (Loss) after taxation[1]	% of shareholding
17	Infosys (Czech Republic) Limited s.r.o[2]	Mar 31, 2020	NA	1 CZK = ₹ 3.04	3	69	220	148	–	158	12	–	12	99.99
18	WongDoody, Inc.[9]	Dec 31, 2019	NA	1 USD = ₹ 71.39	1	246	297	50	–	146	37	–	37	100.00
19	Infosys Consulting Ltda.[6]	Dec 31, 2019	NA	1 BRL = ₹ 16.99	277	(325)	300	348	–	140	(64)	11	(75)	100.00
20	Infosys Consulting Sp. Z o.o.[2][18]	Dec 31, 2019	NA	1 PLN = ₹ 18.76	2	9	52	41	–	132	16	3	13	99.99
21	Infosys Management Consulting Pty. Limited[3]	Dec 31, 2019	NA	1 AUD = ₹ 50.05	17	5	41	19	–	118	8	2	6	100.00
22	Stater Belgium N.V. / S.A.[17]	Dec 31, 2019	NA	1 EUR = ₹ 80.10	54	15	129	60	–	117	6	3	3	53.99
23	Kallidus Inc.	Dec 31, 2019	June 2, 2015	1 USD = ₹ 71.39	15	(65)	146	196	–	105	(79)	(30)	(49)	100.00
24	Brilliant Basics Limited[8]	Mar 31, 2020	NA	1 GBP = ₹ 93.5	–	8	24	16	–	104	11	2	9	100.00
25	Infosys Consulting S.R.L.	Dec 31, 2019	NA	1 RON = ₹ 16.49	17	9	46	20	–	102	6	2	4	100.00
26	Portland Group Pty. Limited[2]	Mar 31, 2020	Jan 4, 2012	1 AUD = ₹ 46.08	18	94	191	79	–	99	8	3	5	99.99
27	WDW Communications, Inc[9]	Dec 31, 2019	NA	1 USD = ₹ 71.39	–	(167)	24	191	–	98	(15)	–	(15)	100.00
28	Infosys Middle East FZ LLC[7]	Dec 31, 2019	Jan 1, 2018	1 AED = ₹ 19.44	1	(16)	37	52	–	89	10	–	10	100.00
29	Fluido Sweden AB (Extero)[12]	Dec 31, 2019	NA	1 SEK = ₹ 7.68	4	(4)	45	45	–	64	(2)	1	(3)	100.00
30	Infosys Consulting Pte Ltd.	Dec 31, 2019	NA	1 SGD = ₹ 53.05	1,374	(90)	1,991	707	–	61	51	(1)	52	100.00
31	HypoCasso B.V.[15]	Dec 31, 2019	NA	1 EUR = ₹ 80.10	8	15	47	24	–	61	15	4	11	75.00
32	Panaya Inc.	Dec 31, 2019	March 5, 2015	1 USD = ₹ 71.39	–	382	671	289	–	59	2	–	2	100.00
33	Infosys Technologies (Sweden) AB	Dec 31, 2019	NA	1 SEK = ₹ 7.68	2	27	50	21	–	55	5	–	5	100.00
34	Infy Consulting B.V.[3]	Dec 31, 2019	NA	1 EUR = ₹ 80.10	1	12	28	15	–	53	10	3	7	100.00

Sl. No.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
35	Infosys Consulting (Shanghai) Co Ltd[3]	Dec 31, 2019	NA	1 RMB = ₹10.26	43	(227)	12	195	–	47	(14)	(1)	(13)	100.00
36	Skava Systems Private Limited	Mar 31, 2020	June 2, 2015	INR	–	45	63	18	8	47	7	8	(1)	100.00
37	Infosys Consulting (Belgium) NV[11]	Dec 31, 2019	NA	1 EUR = ₹80.10	3	(22)	10	29	–	36	3	–	3	99.90
38	Fluido Denmark A/S[12]	Dec 31, 2019	NA	1 DKK = ₹10.72	3	(3)	22	22	–	31	2	(2)	4	100.00
39	Fluido Norway A/S[12]	Dec 31, 2019	NA	1 NOK = ₹8.12	–	3	30	27	–	30	–	(2)	2	100.00
40	Outbox Systems Inc. dba Simplus (US)[19]	Jan 31, 2020	Mar 13, 2020	1 USD = ₹71.35	263	(230)	137	104	–	26	1	–	1	100.00
41	Infosys Consulting SAS[3]	Dec 31, 2019	NA	1 EUR = ₹80.10	29	(20)	14	5	–	23	2	1	1	100.00
42	Infosys BPO Americas LLC[2]	Mar 31, 2020	NA	1 USD = ₹75.67	20	(12)	16	8	–	22	(2)	–	(2)	99.99
43	Infosys Consulting S.R.L.[3]	Dec 31, 2019	NA	1 ARS = ₹1.20	9	(7)	19	17	–	21	2	(1)	3	100.00
44	Infosys Chile SpA	Dec 31, 2019	NA	1 CLP = ₹0.09	7	(2)	6	1	–	14	–	–	–	100.00
45	Panaya GmbH[4]	Dec 31, 2019	NA	1 EUR = ₹80.10	–	(2)	66	68	–	12	–	–	–	100.00
46	Stater N.V.[14]	Dec 31, 2019	May 23, 2019	1 EUR = ₹80.10	38	672	1,088	378	–	11	(93)	(29)	(64)	75.00
47	Fluido Slovakia s.r.o[12]	Dec 31, 2019	NA	1 EUR = ₹80.10	1	3	4	–	–	5	1	–	1	100.00
48	Infosys Austria GmbH	Dec 31, 2019	NA	1 EUR = ₹80.10	1	3	10	6	–	5	4	–	4	100.00
49	Simplus Australia Pty Ltd[22]	Jan 31, 2020	NA	1 AUD = ₹47.75	18	(33)	23	38	–	4	–	–	–	100.00
50	Infosys Consulting s.r.o.[3]	Dec 31, 2019	NA	1 CZK = ₹3.13	–	1	2	1	–	3	–	–	–	100.00
51	Simplus Philippines, Inc.[20]	Jan 31, 2020	NA	1 PHP = ₹1.41	1	4	10	5	–	2	–	–	–	100.00
52	Simplus U.K., Ltd.[21]	Jan 31, 2020	NA	1 EUR = ₹78.69	4	(3)	5	4	–	1	–	–	–	100.00

Sl. No.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
53	Lodestone Management Consultants Portugal, Unipessoal, Lda[3]	Dec 31, 2019	NA	1 EUR = ₹80.10	11	(6)	8	3	–	1	–	(1)	1	100.00
54	Fluido Newco AB[12]	Dec 31, 2019	NA	1 SEK = ₹7.68	–	–	–	–	–	–	1	–	1	100.00
55	WongDoody Holding Company Inc.	Dec 31, 2019	May 22, 2018	1 USD = ₹71.39	1	(4)	101	104	–	–	1	3	(2)	100.00
56	Brilliant Basics Holdings Limited	Mar 31, 2020	Sep 8, 2017	1 GBP = ₹93.5	–	12	12	–	–	–	(1)	–	(1)	100.00
57	Infosys Americas Inc.	Mar 31, 2020	NA	1 USD = ₹75.67	1	–	1	–	–	–	–	–	–	100.00
58	Infosys Luxembourg S.à.r.l	Mar 31, 2020	NA	1 EUR = ₹82.77	4	(1)	5	2	–	–	(1)	–	(1)	100.00
59	Infosys Nova Holdings LLC	Dec 31, 2019	NA	1 USD = ₹71.39	93	(93)	–	–	–	–	–	–	–	100.00
60	Infosys Consulting Holding AG	Dec 31, 2019	Oct 22, 2012	1 CHF = ₹73.84	162	197	364	5	4	–	105	–	105	100.00
61	Infosys Arabia Limited[13]	Dec 31, 2019	NA	1 SAR = ₹19.03	3	–	3	–	–	–	–	–	–	70.00
62	Stater Duitsland B.V.[15]	Dec 31, 2019	NA	1 EUR = ₹80.10	–	(139)	294	433	–	–	–	–	–	75.00
63	Stater XXL B.V.[15]	Dec 31, 2019	NA	1 EUR = ₹80.10	–	1	2	1	–	–	(1)	–	(1)	75.00
64	Stater Participations B.V.[15]	Dec 31, 2019	NA	1 EUR = ₹80.10	–	(233)	67	300	–	–	–	–	–	75.00
65	Stater Deutschland Verwaltungs-GmbH[16]	Dec 31, 2019	NA	1 EUR = ₹80.10	–	–	–	–	–	–	–	–	–	75.00
66	Stater Deutschland GmbH & Co. KG[16]	Dec 31, 2019	NA	1 EUR = ₹80.10	264	(239)	27	2	–	–	1	–	1	75.00
67	Infosys South Africa (Pty) Ltd	Dec 31, 2019	NA	1 ZAR = ₹5.10	–	–	–	–	–	–	–	–	–	100.00
68	Sqware Peg Digital Pty Ltd[22]	Mar 31, 2020	NA	1 AUD = ₹46.08	–	–	–	–	–	–	–	–	–	100.00
69	Simplus Ireland, Ltd.[21]	Jan 31, 2020	NA	1 EUR = ₹78.69	1	(3)	1	3	–	–	–	–	–	100.00
70	Simplus North America Inc.[20]	Jan 31, 2020	NA	1 USD = ₹71.35	–	–	–	–	–	–	–	–	–	100.00

Sl. No.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
71	Simplus ANZ Pty Ltd.[20]	Jan 31, 2020	NA	1 AUD = ₹47.75	–	–	–	–	–	–	–	–	–	100.00
72	Simplus Europe, Ltd.[20]	Jan 31, 2020	NA	1 EUR = ₹78.69	–	–	–	–	–	–	–	–	–	100.00
73	Brilliant Basics (MENA) DMCC[8][23]	Dec 31, 2019	NA	1 AED = ₹19.44	–	1	1	–	–	–	–	–	–	100.00

[1] Converted at monthly average exchange rates
[2] Wholly-owned subsidiary of Infosys BPM Limited
[3] Wholly-owned subsidiary of Infosys Consulting Holding AG
[4] Wholly-owned subsidiary of Panaya Inc.
[5] Majority-owned and controlled subsidiary of Infosys Consulting Pte Ltd.
[6] Effective October 1, 2019, Infosys Tecnologia do Brasil Ltda merged into Infosys Consulting Ltda, a wholly-owned subsidiary of Infosys Limited.
[7] Wholly-owned subsidiary of Infosys Consulting Pte Ltd.
[8] Wholly-owned subsidiary of Brilliant Basics Holdings Limited
[9] Wholly-owned subsidiary of WongDoody Holding Company Inc.
[10] On April 1, 2019, Infosys Consulting Pte Ltd. acquired 81% voting interests in HIPUS Co., Ltd.
[11] Majority-owned and controlled subsidiaries of Infosys Consulting Holding AG
[12] Wholly-owned subsidiary of Fluido Oy
[13] Majority-owned and controlled subsidiary of Infosys Limited
[14] On May 23, 2019, Infosys Consulting Pte Ltd. acquired 75% voting interests in Stater N.V.
[15] Majority-owned and controlled subsidiary of Stater N.V.
[16] Majority-owned and controlled subsidiary of Stater Duitsland B.V.
[17] Majority-owned and controlled subsidiary of Stater Participations B.V.
[18] On February 20, 2020, Infosys Poland Sp. z o.o. acquired 100% voting interests in Infosys Consulting Sp. z.o.o from Infosys Consulting Holding AG.
[19] On March 13, 2020, Infosys Nova Holdings LLC acquired 100% voting interests of Outbox Systems Inc.
[20] Wholly-owned subsidiary of Outbox Systems Inc.
[21] Wholly-owned subsidiary of Simplus Europe, Ltd.
[22] Wholly-owned subsidiary of Simplus ANZ Pty Ltd.
[23] Under liquidation

Notes:

1. Investments exclude investments in subsidiaries.
2. Proposed dividend from any of the subsidiaries is nil.
3. Infosys CIS LLC, a wholly-owned subsidiary of Infosys Limited has been incorporated on November 29, 2018, and is under liquidation.
4. Infosys Canada Public Services Inc, incorporated effective November 27, 2018, a wholly-owned subsidiary of Infosys Public Services, Inc., and is yet to commence operations
5. Reserve and surplus includes other comprehensive income and securities premium.
6. Simplus North America Inc., Simplus ANZ Pty Ltd. and Simplus Europe Ltd. had no transactions.
7. Panaya Japan Co. Ltd was liquidated on October 31, 2019.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 20, 2020

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Annexure 2 – Particulars of contracts / arrangements made with related parties

[Pursuant to Clause (h) of sub-section (3) of Section 134 of the Companies Act, 2013, and Rule 8(2) of the Companies (Accounts) Rules, 2014 – AOC-2]

This Form pertains to the disclosure of particulars of contracts / arrangements entered into by the Company with related parties referred to in sub-section (1) of Section 188 of the Companies Act, 2013, including certain arm's length transactions under third proviso thereto.

According to the Companies Act, 2013, whenever a company avails or renders any service directly or through agents amounting to 10% or more of the turnover of the company or ₹50 crore, whichever is lower, prior approval of the shareholders is required. Effective November 18, 2019, the threshold of ₹50 crore has been omitted in the Act. Therefore, the transactions reported in this annexure are till such date of amendment. There are no transactions that meet the threshold criteria post the amendment.

However, shareholders' approval for such transactions need not be sought if the transactions are between the holding company and its wholly-owned subsidiaries whose accounts are consolidated with the holding company and placed for shareholders' approval.

Details of contracts or arrangements or transactions not at arm's length basis

There were no contracts or arrangements or transactions entered into during the year ended March 31, 2020, which were not at arm's length basis.

Details of material contracts or arrangement or transactions at arm's length basis

The details of material contracts or arrangement or transactions at arm's length basis from April 1, 2019 to November 17, 2019 are as follows:

Name of related party	Nature of relationship	Duration of contract	Salient terms[1]	Amount (in ₹ crore)
Nature of contract				
Investment in equity instruments				
Infosys Consulting Ltda	Subsidiary	Not applicable	Not applicable	140
Infosys BPM Limited[2]	Subsidiary	Not applicable	Not applicable	1
				141
Purchase of services				
Infy Consulting Company Limited	Subsidiary	Apr 1, 2017 – ongoing	Based on transfer pricing guidelines	552
Infosys BPM Limited	Subsidiary	Apr 1, 2012 – ongoing	Based on transfer pricing guidelines	422
Infosys Management Consulting Pty. Limited	Subsidiary	Apr 1, 2017 – ongoing	Based on transfer pricing guidelines	61
Infosys Technologies (China) Co. Limited	Subsidiary	Apr 1, 2011 – ongoing	Based on transfer pricing guidelines	46
Panaya Ltd.	Subsidiary	Apr 1, 2015 – ongoing	Based on transfer pricing guidelines	54
Infosys Technologies S. de R. L. de C. V.	Subsidiary	Apr 1, 2011 – ongoing	Based on transfer pricing guidelines	45
Infosys Public Services, Inc.	Subsidiary	Apr 1, 2014 – ongoing	Based on transfer pricing guidelines	21
Infosys McCamish Systems LLC	Subsidiary	Apr 1, 2012 – ongoing	Based on transfer pricing guidelines	4
Brilliant Basics Limited	Subsidiary	Sep 1, 2017 – ongoing	Based on transfer pricing guidelines	62
				1,267
Purchase of shared services including facilities and personnel				
Infosys BPM Limited	Subsidiary	Apr 1, 2014 – ongoing	Based on transfer pricing guidelines	2
Brilliant Basics Limited	Subsidiary	Mar 1, 2018 – ongoing	Based on transfer pricing guidelines	4
				6
Sale of services				
Infosys Public Services, Inc.	Subsidiary	Apr 1, 2013 – ongoing	Based on transfer pricing guidelines	409
EdgeVerve Systems Limited	Subsidiary	Jul 1, 2014 – ongoing	Based on transfer pricing guidelines	347

Name of related party	Nature of relationship	Duration of contract	Salient terms[1]	Amount (in ₹ crore)
Infosys McCamish Systems LLC	Subsidiary	Apr 1, 2013 – ongoing	Based on transfer pricing guidelines	192
Infosys BPM Limited	Subsidiary	Apr 1, 2012 – ongoing	Based on transfer pricing guidelines	72
Infy Consulting Company Limited	Subsidiary	Nov 1, 2012 – ongoing	Based on transfer pricing guidelines	27
Infosys Technologies (China) Co. Limited	Subsidiary	Apr 1, 2013 – ongoing	Based on transfer pricing guidelines	13
Infosys Technologies S. de R. L. de C. V.	Subsidiary	Apr 1, 2013 – ongoing	Based on transfer pricing guidelines	18
				1,078
Sale of shared services including facilities and personnel				
Infosys BPM Limited	Subsidiary	Apr 1, 2014 – ongoing	Based on transfer pricing guidelines	15
Panaya Ltd.	Subsidiary	Apr 1, 2016 – ongoing	Based on transfer pricing guidelines	18
EdgeVerve Systems Limited	Subsidiary	Jul 1, 2014 – ongoing	Based on transfer pricing guidelines	21
				54

[1] Appropriate approvals have been taken for related party transactions. Advances paid have been adjusted against billings, wherever applicable.

[2] Represents purchase of non-controlling interest

for and on behalf of the Board of Directors

Sd/-
Nandan M. Nilekani
Chairman

Sd/-
Salil Parekh
Chief Executive Officer and Managing Director

Bengaluru
April 20, 2020

Annexure 3 – Particulars of employees

We are a leading provider of consulting, technology, outsourcing and next-generation digital services. We enable clients across 46 countries to outperform their competition and stay ahead of the innovation curve. The remuneration and perquisites provided to our employees, including that of the Management, are on par with industry benchmarks. The nomination and remuneration committee continuously reviews the compensation of our CEO, COO and other Key Managerial Personnel (KMP) to align both the short-term and long-term business objectives of the Company and to link compensation with the achievement of goals.

The details of remuneration to directors, KMP and other employees are in compliance with Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014. In accordance with the requirements, tables 3(a) and 3(b) include the perquisite value of stock incentives at the time of their exercise and do not include the value of the stock incentives at the time of grant.

Significant part of the increase in remuneration for the below-mentioned directors, KMP and other employees in fiscal 2020 as compared to fiscal 2019 is on account of increase in perquisite value of stock incentives previously granted and exercised during the year.

Information as per Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

3(a) Remuneration details of directors and KMP

Name	Director Identification Number (DIN)	Title	% increase of remuneration in fiscal 2020 as compared to fiscal 2019[1]	Ratio of remuneration to MRE[1]	No. of RSUs granted in fiscal 2020
Nandan M. Nilekani[2]	00041245	Non-executive and Non-independent Chairman	–	–	–
Kiran Mazumdar-Shaw	00347229	Lead Independent Director	9	17	–
Roopa Kudva[3]	00001766	Independent Director	NA	NA	–
Dr. Punita Kumar-Sinha	05229262	Independent Director	16	25	–
D.N. Prahlad[4]	00504146	Independent Director	10	16	–
D. Sundaram	00016304	Independent Director	9	17	–
Michael Gibbs[5]	08177291	Independent Director	NA	20	–
Salil Parekh[6]	01876159	Chief Executive Officer and Managing Director	39	502	3,53,807
U.B. Pravin Rao[7]	06782450	Chief Operating Officer and Whole-time Director	17	155	1,12,305
Nilanjan Roy[8]	NA	Chief Financial Officer	NA	79	76,707
A.G.S. Manikantha[9]	NA	Company Secretary	10	13	5,370

MRE – Median Remuneration of Employees

Notes: The remuneration details in the above table pertain to directors and KMP as required under the Companies Act, 2013.
The details in the above table are on accrual basis.
The % increase of remuneration is provided only for those directors and KMP who have drawn remuneration from the Company for the full fiscal 2020 and full fiscal 2019. The ratio of remuneration to MRE is provided only for those directors and KMP who have drawn remuneration from the Company for the full fiscal 2020.

[1] Remuneration to KMP includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2020 is mentioned in the above table. Independent directors are not entitled to any stock incentives.

[2] Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

[3] Roopa Kudva retired as a member of the Board effective February 3, 2020.

[4] D.N. Prahlad resigned as Independent Director effective April 20, 2020.

[5] Michael Gibbs was appointed as Independent Director effective July 13, 2018.

(6) a) There has been no change in the annual compensation in fiscal 2020 as compared to fiscal 2019. Remuneration includes ₹17.04 crore on account of exercise of 2,31,510 Restricted Stock Units (RSUs) during fiscal 2020.

b) On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved

i) the grant of 1,77,887 performance-based RSUs under the 2015 Plan with an effective date of May 2, 2019

ii) the grant of 41,782 annual time-based RSUs for fiscal 2020 under the 2015 Plan with an effective date of February 27, 2020

iii) the grant of 1,34,138 performance-based RSUs for fiscal 2020 under the 2019 Plan with an effective date of June 22, 2019. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the current employment agreement.

c) The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of ₹13 crore for fiscal 2021 under the 2015 Plan. The committee also approved an annual grant of performance-based RSUs of fair value of ₹10 crore under the 2019 Plan. The RSUs under both the Plans will be granted effective May 2, 2020 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2020.

(7) a) There has been no change in the annual compensation in fiscal 2020 as compared to fiscal 2019. The increase in remuneration is on account of inclusion of ₹2.32 crore pertaining to exercise of 30,688 RSUs during fiscal 2020.

b) On the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved

i) the grant of 58,650 RSUs under the 2015 Plan with an effective date of February 27, 2020

ii) the grant of 53,655 performance-based RSUs for fiscal 2020 under the 2019 Plan with an effective date of June 22, 2019. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the current employment agreement.

c) The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of annual performance-based RSUs of fair value of ₹4 crore for fiscal 2021 under the 2019 Plan. The RSUs will be granted effective May 2, 2020 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2020.

(8) a) On the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved

i) the grant of 23,946 annual time-based RSUs under the 2015 Plan with an effective date of May 2, 2019

ii) the grant of 10,263 performance-based RSUs under the 2015 Plan with an effective date of May 2, 2019

iii) the grant of 22,498 annual time-based RSUs under the 2015 Plan with an effective date of February 27, 2020

iv) the grant of 20,000 performance-based RSUs under the 2019 Plan with an effective date of February 27, 2020. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the current employment agreement.

b) The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of annual performance-based RSUs of fair value of ₹0.75 crore under the 2015 Plan. The RSUs will be granted effective May 2, 2020 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2020.

(9) a) Remuneration includes ₹0.19 crore on account of exercise of 2,500 RSUs during fiscal 2020.

b) On the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved

i) the grant of 1,370 annual time-based RSUs under the 2015 Plan with an effective date of February 27, 2020

ii) the grant of 4,000 performance-based RSUs under the 2019 Plan with an effective date of February 27, 2020. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the current employment agreement.

The MRE was ₹6,82,906 and ₹6,23,413 in fiscal 2020 and fiscal 2019, respectively. The increase in MRE in fiscal 2020, as compared to fiscal 2019, is 10%.

The average annual increase in the salaries of employees was 7.3% in India, after accounting for promotions and other event-based compensation revisions. Employees outside India received a wage increase in line with the market trends in the respective countries.

The overall wages at leadership levels remained constant or lower and there were no promotions during fiscal 2020 at leadership level. A majority of the KMP have not gone through the increment cycle in fiscal 2020. However, the KMP remuneration presented in this report shows a higher remuneration for fiscal 2020 as compared to fiscal 2019 on account of the increase in perquisite value of stock incentives granted previously but exercised during the year.

3(b) Information as per Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

Top 10 employees in terms of remuneration drawn during the year

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Location	Remuneration in fiscal 2020 (in ₹)[1]	No. of RSUs granted in fiscal 2020[2]	Previous employment and designation
Salil Parekh	CEO & MD	B.Tech, ME	55	32	Jan 2, 2018	India	34,26,78,621[3]	3,53,807	Capgemini, Director General
Ravi Kumar S.	President and Deputy Chief Operating Officer	BE, PGD	48	26	Nov 8, 2002	US	17,52,59,254[4]	1,85,200	Sapient Corporation, Director
Mohit Joshi	President	BA(H), MBA	45	23	Dec 7, 2000	UK	15,15,13,536[5]	1,95,900	ABN AMRO Bank, Manager
Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	BA LLB, LLM	55	29	Jul 3, 2017	US	10,61,90,781[6]	70,200	Wipro, Senior Vice President and General Counsel
U.B. Pravin Rao	COO & WTD	BE	58	35	Aug 4, 1986	India	10,59,57,408[7]	1,12,305	IISC, Trainee
Mark Livingston	Global Head – Management Consulting Services	BS	64	34	Dec 17, 2018	US	8,82,37,646[8]	54,750	EVP and Global Consulting Leader, Cognizant
Scott Sorokin	Head, Global Services – Digital Experience	BS	58	34	Feb 1, 2016	US	7,64,35,823[9]	–	Razorfish Global, Chief Strategy Officer
Karmesh Gul Vaswani	Segment Head – CPG, Logistics & Retail	BE	48	27	Mar 3, 2003	UK	7,25,99,379[10]	69,450	Accenture, Senior Manager
Charles Salameh	Head – Account Expansion	BS, MBA	55	31	Sep 17, 2018	Canada	6,64,06,126[11]	40,350	DXC Technology, VP GM Global Strategic Pursuits
David Wilson	Head – Partner Ecosystem	BS	52	21	July 30, 2018	US	6,07,07,524[12]	36,850	IBM, Vice President – Business Partner

Notes: The details in the above table are on accrual basis for better comparability with the KMP remuneration disclosures included in other sections of this Annual Report.

The aforementioned employees have / had permanent employment contracts with the Company.

Employees mentioned above are neither relatives of any directors of the Company, nor hold 2% or more of the paid-up equity share capital of the Company as per Clause (iii) of sub-rule (2) of Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.

For employees based overseas, average exchange rates have been used for conversion to INR.

[1] Includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2020 is included in the table above.

[2] Includes equity-settled and cash-settled RSUs under the 2015 and 2019 Plans

[3] Remuneration includes ₹17.04 crore on account of the exercise of 2,31,510 RSUs during fiscal 2020.

[4] Remuneration includes ₹8.59 crore on account of exercise of 94,975 cash-settled RSUs and 56,374 cash-settled ESOPs during fiscal 2020.

[5] Remuneration includes ₹4.51 crore on account of exercise of 59,586 RSUs during fiscal 2020.

[6] Remuneration includes ₹3.61 crore on account of exercise of 51,586 cash-settled RSUs during fiscal 2020.

[7] Remuneration includes ₹2.32 crore on account of exercise of 30,688 RSUs during fiscal 2020.

[8] Remuneration includes ₹1.85 crore on account of exercise of 22,650 RSUs during fiscal 2020.

[9] Remuneration includes ₹0.59 crore on account of exercise of 7,287 RSUs during fiscal 2020.

[10] Remuneration includes ₹1.34 crore on account of exercise of 17,537 RSUs during fiscal 2020.

[11] Remuneration includes ₹1.49 crore on account of exercise of 18,337 RSUs during fiscal 2020.

[12] Remuneration includes ₹0.71 crore on account of exercise of 8,662 RSUs during fiscal 2020.

Annexure 4 – Corporate governance compliance certificate

To,
The Members
Infosys Limited,
Electronics City, Hosur Road
Bengaluru–560100
Karnataka, India

We have examined the compliance of conditions of Corporate Governance by **Infosys Limited** (CIN :L85110KA1981PLC013115) (the Company), as stipulated under Regulations 17 to 27, clauses (b) to (i) of sub regulation (2) of Regulation 46 and para C, D and E of Schedule V of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") for the financial year ended March 31, 2020.

The compliance of the conditions of Corporate Governance is the responsibility of the management. Our examination was limited to the review of procedures and implementation thereof adopted by the Company for ensuring compliance of the conditions of Corporate Governance as stipulated in the said Regulations. This certificate is neither an assurance as to the future viability of the Company nor of the efficacy or effectiveness with which the management has conducted the affairs of the Company.

On the basis of our findings from the examination of the records produced and explanations and information furnished to us and the representation made by the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the SEBI Listing Regulations for the financial year ended **March 31, 2020**.

P.G. Hegde
Hegde & Hegde
Company Secretaries
C.P.No.640
UDIN : F001325B000187104

Place : Bengaluru
Date : April 20, 2020

Annexure 5 – Secretarial audit report for the financial year ended March 31, 2020

(Pursuant to Section 204(1) of the Companies Act, 2013 and Rule no. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014)

To,
The Members,
Infosys Limited,
Electronics City, Hosur Road
Bengaluru–560100
Karnataka, India

I have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by **INFOSYS LIMITED** (hereinafter called the Company). Secretarial Audit was conducted in a manner that provided me a reasonable basis for evaluating the corporate conducts / statutory compliances and expressing my opinion thereon.

Based on my verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the Information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, I hereby report that in my opinion, the Company has, during the audit period covering the financial year ended on March 31, 2020 complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place to the extent, in the manner and subject to the reporting made hereinafter :

I have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on **March 31, 2020** and made available to me, according to the provisions of :

i. The Companies Act, 2013 (the Act) and the rules made thereunder;

ii. The Securities Contracts (Regulation) Act, 1956 ('SCRA') and the rules made thereunder;

iii. The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder;

iv. Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment;

v. The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act') :

   (a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

   (b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

   (c) The Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014;

   (d) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client;

   (e) The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015;

   (f) The Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and

vi. Other laws applicable specifically to the Company, namely :

   (a) The Information Technology Act, 2000 and the rules made thereunder;

   (b) The Special Economic Zones Act, 2005 and the rules made thereunder;

   (c) Software Technology Parks of India rules and regulations;

   (d) The Indian Copy Rights Act, 1957;

   (e) The Patents Act, 1970; and

   (f) The Trade Marks Act, 1999.

I have also examined compliance with the applicable clauses of the Secretarial Standards issued by The Institute of Company Secretaries of India.

I report that, during the year under review, the Company has complied with the provisions of the Acts, Rules, Regulations, Guidelines and Standards mentioned above.

I further report that, during the year under review :

In reference to the show cause notices dated December 11, 2018 and May 20, 2019 issued by the Registrar of Companies, Karnataka (MCA) for alleged violations such as (i) the Company not seeking approvals of the Nomination and Remuneration Committee, Audit Committee and the Board of Directors of the Company and (ii) not making requisite disclosures in the Directors Report as required under the provisions of 1) Sec 177(4)(iv), 2) Sec 178, 3) Sec 188(1) & 4) Sec 182(2) r/w Sec 134(3)(h) of the Companies Act, 2013 and the rules made thereunder, relating to the severance agreement executed with a former Chief Financial Officer in October 2015, the Company and the officers in default had made applications for compounding of offences u/s 441 of the Act to the Registrar / Regional Director, South East Region, Hyderabad (RD,SER) and the same have

been disposed of by RD,SER, the compounding authority, on February 25, 2020 by levying a compounding fee of ₹1,50,000 for each offence on the Company and ₹25,000 per offence on each officer in default and all the applicants have paid their respective compounding fees.

I further report that, there were no events / actions in pursuance of :

a) The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008; and
b) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009
c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, requiring compliance thereof by the Company during the audit period.

I further report that, the compliance by the Company of applicable financial laws such as direct and indirect tax laws and maintenance of financial records and books of accounts have not been reviewed in this Audit since the same have been subject to review by the statutory financial auditors, tax auditors, and other designated professionals.

I further report that, the Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent at least seven days in advance, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

As per the minutes of the meetings duly recorded and signed by the Chairman, the decisions of the Board were unanimous and no dissenting views have been recorded.

I further report that, based on the information provided and the representation made by the Company and also on the review of the compliance certificates / reports taken on record by the Board of Directors of the Company, in my opinion, there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

I report further that, during the audit period, the Company has completed the Buy-back of shares announced on March 18, 2019. Pursuant to the offer, the Company has bought back and extinguished 11,05,19,266 equity shares of ₹5 each (including the equity shares bought back and extinguished during the previous year); and except the above there were no other specific events / actions in pursuance of the above referred laws, rules, regulations, guidelines, etc. having a major bearing on the Company's affairs.

Sd/-
P.G. Hegde
Hegde & Hegde
Company Secretaries

Place : Bengaluru — FCS :1325 / C.P.No : 640
Date : April 20, 2020 — UDIN : F001325B000185740

This report is to be read with Annexure A which forms an integral part of this report.

Annexure A

To,
The Members
Infosys Limited
Bengaluru

Our report of even date is to be read along with this letter.

1. Maintenance of secretarial records is the responsibility of the management of the Company. Our responsibility is to express an opinion on these secretarial records based on our audit.

2. We have followed the audit practices and process as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on test basis to ensure that correct facts are reflected in secretarial records. We believe that the process and practices, we followed provide a reasonable basis for our opinion.
3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the Company.
4. Where ever required, we have obtained the Management Representation about the compliance of laws, rules and regulations and happening of events etc.
5. The compliance of the provisions of Corporate and other applicable laws, rules, regulations, standards is the responsibility of management. Our examination was limited to the verification of procedure on test basis.
6. The Secretarial Audit report is neither an assurance as to the future viability of the Company nor of the efficacy or effectiveness with which the management has conducted the affairs of the Company.

Sd/-

P.G. Hegde

Hegde & Hegde

Company Secretaries

Place : Bengaluru

Date : April 20, 2020

FCS :1325 / C.P.No : 640

UDIN : F001325B000185740

Annexure 6 – Extract of annual return

Form No. MGT-9

[Pursuant to Section 92(3) of the Companies Act, 2013 and Rule 12(1) of the Companies (Management and Administration) Rules, 2014]

I. Registration and other details

Corporate Identity Number (CIN) of the company	L85110KA1981PLC013115
Registration date	July 02, 1981
Name of the company	Infosys Limited
Category / sub-category of the company	Company limited by shares Public non-government company
Address of the registered office and contact details	Electronics City, Hosur Road, Bengaluru 560 100, Karnataka, India Tel: 91 80 2852 0261 Fax: 91 80 2852 0362 Email: investors@infosys.com website: www.infosys.com
Listed company (Yes / No)	Yes
Name, address and contact details of Registrar and transfer agent	**KFin Technologies Private Limited** (formerly Karvy Fintech Pvt. Ltd.) Selenium Tower B, Plot No. 31 & 32, Financial District, Nanakramguda Serilingampally Mandal, Hyderabad – 500 032 **Contact person** C. Shobha Anand *Deputy General Manager* Tel: 91 40 6716 1559 Email: shobha.anand@kfintech.com

II. Principal business activities of the Company

Name and description of main products / services	NIC code of the product / service	% to total turnover of the Company
Computer programming, consultancy and related activities	620	100

III. Particulars of holding and subsidiary companies

Name of the parties	Country	CIN / GLN	Holding / Subsidiary	% holding as at March 31, 2020
Brilliant Basics (MENA) DMCC[1]	Dubai		Subsidiary	100
Brilliant Basics Holdings Limited	UK		Subsidiary	100
Brilliant Basics Limited	UK		Subsidiary	100
EdgeVerve Systems Limited	India	U72200KA2014PLC073660	Subsidiary	100
Fluido Denmark A/S	Denmark		Subsidiary	100
Fluido Newco AB	Sweden		Subsidiary	100
Fluido Norway A/S	Norway		Subsidiary	100
Fluido Oy	Finland		Subsidiary	100
Fluido Slovakia s.r.o	Slovakia		Subsidiary	100
Fluido Sweden AB (Extero)	Sweden		Subsidiary	100
Infosys (Czech Republic) Limited s.r.o	Czech Republic		Subsidiary	99.99
Infosys Americas Inc.	US		Subsidiary	100
Infosys Arabia Limited	Saudi Arabia		Subsidiary	70
Infosys Austria GmbH *(formerly Lodestone Management Consultants GmbH)*	Austria		Subsidiary	100
Infosys BPM Limited	India	U72200KA2002PLC030310	Subsidiary	99.99
Infosys BPO Americas LLC	US		Subsidiary	99.99
Infosys Chile SpA	Chile		Subsidiary	100
Infosys Compaz Pte Ltd *(formerly Trusted Source Pte. Ltd.)*	Singapore		Subsidiary	60
Infosys Consulting (Belgium) NV	Belgium		Subsidiary	99.90
Infosys Consulting (Shanghai) Co Ltd *(formerly Lodestone Management Consultants Co. Ltd.)*	China		Subsidiary	100
Infosys Consulting AG	Switzerland		Subsidiary	100
Infosys Consulting GmbH	Germany		Subsidiary	100
Infosys Consulting Holding AG	Switzerland		Subsidiary	100
Infosys Consulting Ltda.	Brazil		Subsidiary	100
Infosys Consulting Pte Ltd.	Singapore		Subsidiary	100
Infosys Consulting S.R.L.	Argentina		Subsidiary	100
Infosys Consulting s.r.o.	Czech Republic		Subsidiary	100
Infosys Consulting SAS	France		Subsidiary	100
Infosys Luxembourg S.à.r.l.	Luxembourg		Subsidiary	100
Infosys Management Consulting Pty. Limited	Australia		Subsidiary	100
Infosys McCamish Systems LLC	US		Subsidiary	99.99
Infosys Middle East FZ LLC	Dubai		Subsidiary	100
Infosys Nova Holdings LLC	US		Subsidiary	100
Infosys Poland Sp. z o.o.	Poland		Subsidiary	99.99

Name of the parties	Country	CIN / GLN	Holding / Subsidiary	% holding as at March 31, 2020
Infosys Public Services, Inc. USA	US		Subsidiary	100
Infosys Technologies (China) Co. Limited	China		Subsidiary	100
Infosys Technologies (Shanghai) Co. Limited	China		Subsidiary	100
Infosys Technologies (Sweden) AB	Sweden		Subsidiary	100
Infosys Technologies S. de R. L. de C.V.	Mexico		Subsidiary	100
Infy Consulting B.V.	The Netherlands		Subsidiary	100
Infy Consulting Company Limited	UK		Subsidiary	100
Kallidus Inc.	US		Subsidiary	100
Lodestone Management Consultants Portugal, Unipessoal, Lda	Portugal		Subsidiary	100
Panaya GmbH	Germany		Subsidiary	100
Panaya Inc.	US		Subsidiary	100
Panaya Ltd.	Israel		Subsidiary	100
Portland Group Pty. Limited	Australia		Subsidiary	99.99
Infosys Consulting S.R.L.	Romania		Subsidiary	100
Skava Systems Private Limited	India	U72200TZ2003PTC010618	Subsidiary	100
WDW Communications, Inc.	US		Subsidiary	100
WongDoody Holding Company Inc.	US		Subsidiary	100
WongDoody, Inc.	US		Subsidiary	100
Infosys Canada Public Services Inc.	Canada		Subsidiary	100
Infosys CIS LLC[(1)]	Russia		Subsidiary	100
Infosys South Africa (Pty) Ltd	South Africa		Subsidiary	100
HIPUS Co., Ltd.[(2)]	Japan		Subsidiary	81
Stater N.V.[(3)]	The Netherlands		Subsidiary	75
HypoCasso B.V.[(4)]	The Netherlands		Subsidiary	75
Stater Duitsland B.V.[(4)]	The Netherlands		Subsidiary	75
Stater Nederland B.V.[(4)]	The Netherlands		Subsidiary	75
Stater Participations B.V.[(4)]	The Netherlands		Subsidiary	75
Stater XXL B.V.[(4)]	The Netherlands		Subsidiary	75
Stater Deutschland GmbH & Co. KG[(5)]	Germany		Subsidiary	75
Stater Deutschland Verwaltungs-GmbH[(5)]	Germany		Subsidiary	75
Stater Belgium N.V./S.A.[(6)]	Belgium		Subsidiary	53.99
Infosys Consulting Sp. z o.o.[(7)]	Poland		Subsidiary	99.99
Outbox Systems Inc. dba. Simplus[(8)]	US		Subsidiary	100
Simplus ANZ Pty. Ltd.[(9)]	Australia		Subsidiary	100
Simplus Europe, Ltd.[(9)]	UK		Subsidiary	100
Simplus North America Inc.[(9)]	Canada		Subsidiary	100
Simplus Philippines, Inc.[(9)]	Philippines		Subsidiary	100

Name of the parties	Country	CIN / GLN	Holding / Subsidiary	% holding as at March 31, 2020
Simplus Ireland, Ltd.[10]	Ireland		Subsidiary	100
Simplus U.K., Ltd.[10]	UK		Subsidiary	100
Simplus Australia Pty. Ltd.[11]	Australia		Subsidiary	100
Sqware Peg Digital Pty. Ltd.[11]	Australia		Subsidiary	100

(1) Under liquidation

(2) Became a majority-owned and controlled subsidiary of Infosys Consulting Pte Ltd. effective April 1, 2019

(3) Became a majority-owned and controlled subsidiary of Infosys Consulting Pte Ltd. effective May 23, 2019

(4) Majority-owned and controlled subsidiary of Stater N.V.

(5) Majority-owned and controlled subsidiary of Stater Duitsland B.V.

(6) Majority-owned and controlled subsidiary of Stater Participations B.V.

(7) Became a wholly-owned subsidiary of Infosys Poland Sp. z o.o. effective February 20, 2020

(8) Became a wholly-owned subsidiary of Infosys Nova Holdings LLC effective March 13, 2020

(9) Wholly-owned subsidiary of Outbox Systems Inc. dba. Simplus

(10) Wholly-owned subsidiary of Simplus Europe, Ltd.

(11) Wholly-owned subsidiary of Simplus ANZ Pty. Ltd.

Notes: 1. All the above subsidiaries are as per Section 2(87).

2. Panaya Japan Co. Ltd., a wholly-owned subsidiary of Panaya Inc., has been liquidated effective October 31, 2019.

3. Infosys Technologies (Australia) Pty. Limited has been liquidated effective November 17, 2019.

4. Infosys Tecnologia do Brasil Ltda, a wholly-owned subsidiary of Infosys Limited, merged into Infosys Consulting Ltda., a wholly-owned subsidiary of Infosys Limited, effective October 1, 2019.

IV. Shareholding pattern (Equity share capital break-up as a percentage of total equity)

(i) Category-wise shareholding

Category code	Category of shareholder	No. of shares held at the beginning of the year				No. of shares held at the end of the year				% change during the year
		Demat	Physical	Total	% of total shares[1]	Demat	Physical	Total	% of total shares[2]	
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)	(X)	(XI)
(A)	Promoter and promoter group									
(1)	Indian									
	(a) Individual / HUF	56,01,82,338	–	56,01,82,338	12.84	56,01,82,338	–	56,01,82,338	13.15	0.31
	(b) Central government	–	–	–	–	–	–	–	–	–
	(c) State government(s)	–	–	–	–	–	–	–	–	–
	(d) Bodies corporate	–	–	–	–	–	–	–	–	–
	(e) Banks / Financial institutions	–	–	–	–	–	–	–	–	–
	(f) Any other	–	–	–	–	–	–	–	–	–
	Sub-total A(1)	56,01,82,338	–	56,01,82,338	12.84	56,01,82,338	–	56,01,82,338	13.15	0.31
(2)	Foreign									
	Sub-total A(2)	–	–	–	–	–	–	–	–	–
	Total shareholding of promoters A=A(1)+A(2)	56,01,82,338	–	56,01,82,338	12.84	56,01,82,338	–	56,01,82,338	13.15	0.31
(B)	Public shareholding									
(1)	Institutions									
	(a) Mutual funds	58,47,82,249	–	58,47,82,249	13.41	58,15,86,029	–	58,15,86,029	13.66	0.25
	(b) Banks and financial institutions	50,89,284	–	50,89,284	0.12	54,81,258	–	54,81,258	0.13	0.01
	(c) Central government	–	–	–	–	–	–	–	–	–
	(d) State government(s)	–	–	–	–	–	–	–	–	–
	(e) Venture capital funds	–	–	–	–	–	–	–	–	–
	(f) Insurance companies	40,10,62,150	–	40,10,62,150	9.20	45,69,10,766	–	45,69,10,766	10.73	1.53
	(g) Foreign institutional investors and foreign portfolio investors	148,45,62,891	25,600	148,45,88,491	34.04	132,07,08,089	25,600	132,07,33,689	31.01	(3.03)
	(h) Foreign venture capital funds	–	–	–	–	–	–	–	–	–
	(i) Any other									
	(i) Alternate Investment Funds	68,67,534	–	68,67,534	0.16	69,89,969	–	69,89,969	0.16	–
	Sub-total B(1)	2,48,23,64,108	25,600	2,48,23,89,708	56.93	237,16,76,111	25,600	237,17,01,711	55.69	(1.24)
(2)	Non-institutions									
	(a) Bodies corporate and overseas corporate bodies	7,76,58,023	64,000	7,77,22,023	1.78	4,04,73,644	58,400	4,05,32,044	0.95	(0.83)
	(b) Individuals									
	(i) Individuals holding nominal share capital up to ₹ 1 lakh	19,46,73,230	5,76,699	19,52,49,929	4.47	20,65,33,628	5,40,048	20,70,73,676	4.86	0.39
	(ii) Individuals holding nominal share capital in excess of ₹ 1 lakh	21,42,50,837	56,26,546	21,98,77,383	5.04	21,03,66,055	51,86,146	21,55,52,201	5.06	0.02
	(c) Any other									
	(i) Foreign bodies – DR	7,86,762	–	7,86,762	0.02	19,17,037	–	19,17,037	0.05	0.03
	(ii) Non-banking financial companies	12,51,559	–	12,51,559	0.03	77,776	–	77,776	–	(0.03)
	(iii) NRI	2,60,49,655	12,870	2,60,62,525	0.60	2,79,89,584	12,870	2,80,02,454	0.66	0.06
	(iv) Trusts[3]	5,16,76,881	–	5,16,76,881	1.18	5,96,62,418	–	5,96,62,418	1.40	0.22
	(v) IEPF	2,76,719	–	2,76,719	–	2,84,487	–	2,84,487	0.01	0.01

Category code	Category of shareholder	No. of shares held at the beginning of the year				No. of shares held at the end of the year				% change during the year
		Demat	Physical	Total	% of total shares[1]	Demat	Physical	Total	% of total shares[2]	
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)	(X)	(XI)
	(vi) Qualified Institutional Buyer	2,969	–	2,969	–	3,47,05,242	–	3,47,05,242	0.81	0.81
	Sub-total B(2)	56,66,26,635	62,80,115	57,29,06,750	13.12	58,20,09,871	57,97,464	58,78,07,335	13.80	0.68
	Total public shareholding total B=B(1)+B(2)	304,89,90,743	63,05,715	305,52,96,458	70.05	295,36,85,982	58,23,064	295,95,09,046	69.49	(0.56)
	Total (A+B)	360,91,73,081	63,05,715	361,54,78,796	82.89	351,38,68,320	58,23,064	351,96,91,384	82.64	(0.25)
(C)	Shares held by custodians for ADRs	74,62,54,648	–	74,62,54,648	17.11	73,93,01,182	–	73,93,01,182	17.36	0.25
	Grand total (A+B+C)	435,54,27,729	63,05,715	436,17,33,444	100.00	425,31,69,502	58,23,064	425,89,92,566	100.00	–

(1) Percentage calculated on the paid-up share capital 436,17,33,444 shares as at the beginning of the year (2) Percentage calculated on the paid-up share capital 425,89,92,566 shares as at the end of the year

(3) Includes 2,01,24,982 shares as of March 31, 2019 and 1,80,39,356 shares as of March 31, 2020, held by Infosys Employee Benefits Trust as per SEBI (Share Based Employee Benefits) Regulations, 2014 and 2,00,000 shares as of March 31, 2019 and 2,00,000 shares as of March 31, 2020, held by the Infosys Employee Benefits Trust for welfare activities of employees. This is a non-promoter, non-public shareholding.

(ii)(a) Shareholding of promoters

Name of the shareholder	Shareholding at the beginning of the year			Shareholding at the end of the year			% change in shareholding during the year
	No. of shares	% of total shares of the Company[1]	% of shares pledged / encumbered to total shares	No. of shares	% of total shares of the Company[2]	% of shares pledged / encumbered to total shares	
Sudha Gopalakrishnan	9,53,57,000	2.19	–	9,53,57,000	2.24	–	0.05
Rohan Murty	6,08,12,892	1.39	–	6,08,12,892	1.43	–	0.04
S. Gopalakrishnan	4,18,53,808	0.96	–	4,18,53,808	0.98	–	0.02
Nandan M. Nilekani	4,07,83,162	0.94	–	4,07,83,162	0.96	–	0.02
Akshata Murty	3,89,57,096	0.89	–	3,89,57,096	0.91	–	0.02
Asha Dinesh	3,85,79,304	0.88	–	3,85,79,304	0.91	–	0.03
Sudha N. Murty	3,45,50,626	0.79	–	3,45,50,626	0.81	–	0.02
Rohini Nilekani	3,43,35,092	0.79	–	3,43,35,092	0.81	–	0.02
Dinesh Krishnaswamy	3,24,79,590	0.74	–	3,24,79,590	0.76	–	0.02
Shreyas Shibulal	2,80,49,350	0.64	–	2,80,49,350	0.66	–	0.02
Shruti Shibulal	27,37,538	0.06	–	27,37,538	0.06	–	–
S.D. Shibulal	17,65,768	0.04	–	17,65,768	0.04	–	–
N.R. Narayana Murthy	1,66,45,638	0.38	–	1,66,45,638	0.39	–	0.01
Nihar Nilekani	1,26,77,752	0.29	–	1,26,77,752	0.30	–	0.01
Janhavi Nilekani	1,26,65,162	0.29	–	1,26,65,162	0.30	–	0.01
Kumari Shibulal	1,04,97,930	0.24	–	1,04,97,930	0.25	–	0.01
Divya Dinesh	76,46,684	0.18	–	76,46,684	0.18	–	–
Deeksha Dinesh	76,46,684	0.18	–	76,46,684	0.18	–	–
Meghana Gopalakrishnan	48,34,928	0.11	–	48,34,928	0.11	–	–

(1) Percentage calculated on the paid-up share capital 436,17,33,444 shares as at the beginning of the year (2) Percentage calculated on the paid-up share capital 425,89,92,566 shares as at the end of the year

(ii)(b) Shareholding of promoter group

Name of the shareholder	Shareholding at the beginning of the year			Shareholding at the end of the year			% change in shareholding during the year
	No. of shares	% of total shares of the Company[1]	% of shares pledged / encumbered to total shares	No. of shares	% of total shares of the Company[2]	% of shares pledged / encumbered to total shares	
Gaurav Manchanda	1,55,36,226	0.36	–	1,55,36,226	0.36	–	–
Milan Shibulal Manchanda	1,54,35,868	0.35	–	1,54,35,868	0.36	–	0.01
Bhairavi Madhusudhan	63,34,240	0.15	–	63,34,240	0.15	–	–

(1) Percentage calculated on the paid-up share capital 436,17,33,444 shares as at the beginning of the year (2) Percentage calculated on the paid-up share capital 425,89,92,566 shares as at the end of the year

(iii) There has been no change in the promoters' shareholding throughout the year. The change in percentage of shareholding is due to the difference in paid-up capital at the beginning and end of the year.

(iv) There has been no change in the promoter groups' shareholding throughout the year. The change in percentage of shareholding is due to the difference in paid-up capital at the beginning and end of the year.

(v) Shareholding of directors and key managerial personnel (KMP)

Name of the shareholder	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company[(1)]	No. of shares	% of total shares of the Company[(2)]
Nandan M. Nilekani – Non-executive and Non-independent Director				
At the beginning of the year	4,07,83,162	0.94		
(+) ESOPs / RSUs exercised during the year	–	–	4,07,83,162	0.96
(+) Purchase(s) during the year		–	4,07,83,162	0.96
(-) Sale(s) during the year	–	–	4,07,83,162	0.96
At the end of the year			4,07,83,162	0.96
Salil Parekh – CEO & MD[(3)]				
At the beginning of the year	65,770	–		
(+) ESOPs / RSUs exercised during the year	2,31,510	0.01	2,97,280	0.01
(+) Purchase(s) during the year	–	–	2,97,280	0.01
(-) Sale(s) during the year	(94,002)	–	2,03,278	–
At the end of the year			2,03,278	–
U.B. Pravin Rao – Whole-time Director[(3)]				
At the beginning of the year	10,73,696	0.02		
(+) ESOPs / RSUs exercised during the year	30,688	–	11,04,384	0.03
(+) Purchase(s) during the year	–	–	11,04,384	0.03
(-) Sale(s) during the year	(17,062)	–	10,87,322	0.03
At the end of the year			10,87,322	0.03
D.N. Prahlad – Independent Director				
At the beginning of the year	21,92,190	0.05		
(+) ESOPs / RSUs exercised during the year	–	–	21,92,190	0.05
(+) Purchase(s) during the year	–	–	21,92,190	0.05
(-) Sale(s) during the year	(4,75,000)	(0.01)	17,17,190	0.04
At the end of the year			17,17,190	0.04
A.G.S. Manikantha – KMP[(3)]				
At the beginning of the year	2,160	–		
(+) ESOPs / RSUs exercised during the year	2,500	–	4,660	–
(+) Purchase(s) during the year	–	–	4,660	–
(-) Sale(s) during the year	–	–	4,660	–
At the end of the year			4,660	–
Inderpreet Sawhney – KMP[(4)]				
At the beginning of the year	32,164	–		
(+) ESOPs / RSUs exercised during the year	–	–	32,164	–
(+) Purchase(s) during the year	–	–	32,164	–
(-) Sale(s) during the year	–	–	32,164	–
At the end of the year			32,164	–
Krishnamurthy Shankar – KMP[(4)]				
At the beginning of the year	12,050	–		
(+) ESOPs / RSUs exercised during the year	21,624	–	33,674	–
(+) Purchase(s) during the year	–	–	33,674	–
(-) Sale(s) during the year	–	–	33,674	–
At the end of the year			33,674	–
Mohit Joshi – KMP[(4)]				
At the beginning of the year	30,050	–		
(+) ESOPs / RSUs exercised during the year	59,586	–	89,636	–
(+) Purchase(s) during the year	–	–	89,636	–
(-) Sale(s) during the year	(27,419)	–	62,217	–
At the end of the year			62,217	–

(1) Percentage calculated on the paid-up share capital 436,17,33,444 shares as at the beginning of the year

(2) Percentage calculated on the paid-up share capital 425,89,92,566 shares as at the end of the year

(3) KMP as defined under Section 2(51) of the Companies Act, 2013

(4) KMP as defined under Ind AS 24, *Related Party Disclosures*, appointed by the Board

The following directors and KMP did not hold any shares during fiscal 2020:

Kiran Mazumdar-Shaw – Independent Director

Michael Gibbs – Independent Director

Dr. Punita Kumar-Sinha – Independent Director

Roopa Kudva – Independent Director

D. Sundaram – Independent Director

Nilanjan Roy – Chief Financial Officer. KMP as defined under Section 2(51) of the Companies Act, 2013

Ravi Kumar S. – President and Deputy Chief Operating Officer. KMP as defined under Ind AS 24, *Related Party Disclosures*, appointed by the Board

(vi) Shareholding pattern of top 10 shareholders as of March 31, 2020

Name of the shareholder[1]	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company[2]	No. of shares	% of total shares of the Company[2][3]
Life Insurance Corporation of India				
At the beginning of the year	25,43,32,376	5.83		
Purchase(s)	3,14,75,236	0.72	28,58,07,612	6.55
Sale(s)	(37,98,749)	(0.09)	28,20,08,863	6.62
At the end of the year			28,20,08,863	6.62
SBI Mutual Fund				
At the beginning of the year	9,81,79,730	2.25		
Purchase(s)	5,52,64,518	1.27	15,34,44,248	3.52
Sale(s)	(4,42,87,347)	(1.02)	10,91,56,901	2.56
At the end of the year			10,91,56,901	2.56
HDFC Mutual Fund				
At the beginning of the year	12,62,54,239	2.89		
Purchase(s)	1,08,20,637	0.25	13,70,74,876	3.14
Sale(s)	(3,06,59,438)	(0.70)	10,64,15,438	2.50
At the end of the year			10,64,15,438	2.50
ICICI Prudential Mutual Fund				
At the beginning of the year	7,62,81,297	1.75		
Purchase(s)	7,40,61,987	1.70	15,03,43,284	3.45
Sale(s)	(7,12,90,066)	(1.63)	7,90,53,218	1.86
At the end of the year			7,90,53,218	1.86
Government of Singapore				
At the beginning of the year	8,25,65,400	1.89		
Purchase(s)	1,33,36,822	0.31	9,59,02,222	2.20
Sale(s)	(2,58,55,453)	(0.59)	7,00,46,769	1.64
At the end of the year			7,00,46,769	1.64
ICICI Prudential Life Insurance Company Limited				
At the beginning of the year	4,58,97,932	1.05		
Purchase(s)	3,08,51,250	0.71	7,67,49,182	1.76
Sale(s)	(1,09,61,305)	(0.25)	6,57,87,877	1.54
At the end of the year			6,57,87,877	1.54
Vanguard Total International Stock Index Fund				
At the beginning of the year	5,87,11,707	1.35		
Purchase(s)	96,80,173	0.22	6,83,91,880	1.57
Sale(s)	(35,45,588)	(0.08)	6,48,46,292	1.52
At the end of the year			6,48,46,292	1.52
Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Fund				
At the beginning of the year	5,93,14,854	1.36		
Purchase(s)	8,89,825	0.02	6,02,04,679	1.38
Sale(s)	(59,59,061)	(0.14)	5,42,45,618	1.27
At the end of the year			5,42,45,618	1.27

Name of the shareholder[1]	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company[2]	No. of shares	% of total shares of the Company[2][3]
Government Pension Fund Global				
At the beginning of the year	4,51,32,387	1.03		
Purchase(s)	1,05,73,417	0.24	55,705,804	1.27
Sale(s)	(44,25,809)	(0.10)	5,12,79,995	1.20
At the end of the year			5,12,79,995	1.20
UTI Mutual Fund				
At the beginning of the year	4,67,22,073	1.07		
Purchase(s)	1,32,22,543	0.30	5,99,44,616	1.37
Sale(s)	(87,21,548)	(0.20)	5,12,23,068	1.20
At the end of the year			5,12,23,068	1.20

Note: The date-wise increase / decrease in shareholding of the top 10 shareholders is part of Additional Information, available on our website, www.infosys.com

[1] Based on PAN

[2] Percentage calculated on the paid-up share capital 436,17,33,444 shares as at the beginning of the year

[3] Percentage calculated on the paid-up share capital 425,89,92,566 shares as at the end of the year

V. Indebtedness

The Company has not availed any loan during the year and is a debt-free company.

VI.(a) Remuneration of Managing Director (MD), whole-time directors (WTD) and / or manager

in ₹ crore

Particulars of remuneration	Name of MD / WTD / Manager		Total amount
	Salil Parekh[2]	U.B. Pravin Rao[3]	
Gross salary			
Salary as per provisions contained in Section 17(1) of the Income-tax Act, 1961	16.85	8.09	24.94
Value of perquisites u/s 17(2) of the Income-tax Act, 1961	–	–	–
Profits in lieu of salary under Section 17(3) of the Income-tax Act, 1961	–	–	–
Stock option[1]	17.04[2]	2.32[3]	19.36
Sweat equity	–	–	–
Commission as % of profit	–	–	–
Others[4]	0.38	0.19	0.57
Total (A)	34.27	10.60	44.87
Ceiling as per the Act			2,065

Notes: The details in the above table are on accrual basis.

[1] In accordance with the definition of perquisites under the Income-tax Act, 1961, the remuneration includes the value of stock incentives only on those shares that have been exercised during the period. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2020 is mentioned in the notes below.

[2] a) Perquisites value of stock incentives on account of exercise of 2,31,510 RSUs during fiscal 2020.

b) On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved

i) the grant of 1,77,887 performance-based RSUs under the 2015 Plan with an effective date of May 2, 2019

ii) the grant of 41,782 annual time-based RSUs for fiscal 2020 under the 2015 Plan with an effective date of February 27, 2020

iii) the grant of 1,34,138 performance-based RSUs under the 2019 Plan for fiscal 2020 with an effective date of June 22, 2019. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the current employment agreement.

c) The Board, on April 20, 2020, based on the revcommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of ₹13 crore for fiscal 2021 under the 2015 Plan. The committee also approved an annual grant of performance-based RSUs of fair value of ₹10 crore under the 2019 Plan. The RSUs under both the Plans will be granted effective May 2, 2020 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2020.

[3] a) Perquisites value of stock incentives on account of exercise of 30,688 RSUs during fiscal 2020.

b) On the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved

i) the grant of 58,650 RSUs under the 2015 Plan with an effective date of February 27, 2020

ii) the grant of 53,655 performance-based RSUs for fiscal 2020 under the 2019 Plan with an effective date of June 22, 2019. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the current employment agreement.

c) The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of annual performance-based RSUs of fair value of ₹4 crore for fiscal 2021 under the 2019 Plan. The RSUs will be granted effective May 2, 2020 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2020.

(4) Includes retirals

VI.(b) Remuneration to KMP other than MD / Manager / WTD

in ₹ crore

Particulars of remuneration	Key managerial personnel		Others(3)	Total
	CFO(1)	Company Secretary(2)		
Gross salary				
Salary as per provisions contained in Section 17(1) of the Income-tax Act, 1961	5.18	0.68	28.11	33.97
Value of perquisites u/s 17(2) of the Income-tax Act, 1961	–	–	–	–
Profits in lieu of salary under Section 17(3) of the Income-tax Act, 1961	–	–	–	–
Stock option(3)(4)	–	0.19	17.81	18.00
Sweat equity	–	–	–	–
Commission as % of profit	–	–	–	–
Others(5)	0.18	0.04	2.48	2.70
Total	5.36	0.91	48.40	54.67

Notes: The details in the above table are on accrual basis

(1) a) On the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved

i) the grant of 23,946 annual time-based RSUs under the 2015 Plan with an effective date of May 2, 2019

ii) the grant of 10,263 performance-based RSUs under the 2015 Plan with an effective date of May 2, 2019

iii) the grant of 22,498 annual time-based RSUs under the 2015 Plan with an effective date of February 27, 2020

iv) the grant of 20,000 performance-based RSUs under the 2019 Plan with an effective date of February 27, 2020

b) The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of annual performance-based RSUs of fair value of ₹0.75 crore under the 2015 Plan. The RSUs will be granted effective May 2, 2020 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2020.

(2) On the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved

i) the grant of 1,370 annual time-based RSUs under the 2015 Plan with an effective date of February 27, 2020

ii) the grant of 4,000 performance-based RSUs under the 2019 Plan with an effective date of February 27, 2020. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the current employment agreement.

(3) The following executives were named as KMP as defined under Ind AS 24, *Related Party Disclosures*. Hence, the remuneration for these KMP for fiscal 2020 has been collectively disclosed under others.

- Krishnamurthy Shankar
- Inderpreet Sawhney
- Ravi Kumar S.
- Mohit Joshi

(4) In accordance with the definition of perquisites under the Income-tax Act, 1961, the remuneration includes the value of stock incentives only on those shares that have been exercised during the period. Accordingly, the value of stock incentives granted during the period is not included.

(5) During fiscal 2020, 2,29,577 equity-settled RSUs and 1,80,400 cash-settled RSUs under the 2015 Plan and 1,69,000 equity-settled RSUs under the 2019 Plan, were granted to KMP, excluding CEO and COO.

(6) Includes retirals

VI.(c) Remuneration to other directors

in ₹ crore

Particulars of remuneration	Name of director							Total Amount
	Nandan M. Nilekani[1]	Kiran Mazumdar-Shaw	Roopa Kudva[2]	Dr. Punita Kumar-Sinha	D.N. Prahlad	D. Sundaram	Michael Gibbs	
Independent directors								
Fee for attending Board / committee meetings	–	–	–	–	–	–	–	–
Commission	–	1.13	0.99	1.74	1.06	1.13	1.36	7.41
Others, please specify	–	–	–	–	–	–	–	–
Total(1)	–	1.13	0.99	1.74	1.06	1.13	1.36	7.41
Other non-executive directors								
Fee for attending Board / committee meetings	–	–	–	–	–	–	–	–
Commission	–	–	–	–	–	–	–	–
Others, please specify	–	–	–	–	–	–	–	–
Total(2)	–	–	–	–	–	–	–	–
Total(1+2)	–	1.13	0.99	1.74	1.06	1.13	1.36	7.41
Total managerial remuneration	–	1.13	0.99	1.74	1.06	1.13	1.36	7.41
Overall ceiling as per the Act								207

Notes: The details in the above table are on accrual basis. Additionally, independent directors are also reimbursed for expenses incurred in performance of official duties.

(1) Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

(2) Resigned as Member of the Board effective February 3, 2020

Penalties / Punishment / Compounding of Offences

The Company, its directors or other officers were not subject to penalties / punishment during fiscal 2020.

Details pertaining to compounding of offences:

Type	Section of the Companies Act	Brief description	Details of compounding fees imposed[1]	Authority [RD / NCLT / COURT]	Appeal made, if any (give details)
A. Company					
Compounding	Section 177	Approval of the audit committee was not obtained for payment of severance amount to KMP who was a related party	₹ 6,00,000	Regional Director	No
	Section 178	Approval of the nomination and remuneration committee was not obtained for payment of severance amount to KMP			
	Section 188(1)	Approval of the Board was not obtained for payment of severance amount to KMP who is a related party			
	Section 188(2)	Disclosure of payment of severance amount to KMP was not made in the Board's report			

Type	Section of the Companies Act	Brief description	Details of compounding fees imposed[1]	Authority [RD / NCLT / COURT]	Appeal made, if any (give details)
B. Directors					
Compounding	Section 177	Approval of the audit committee was not obtained for payment of severance amount to KMP who was a related party	₹ 2,00,000	Regional Director	No
	Section 178	Approval of the nomination and remuneration committee was not obtained for payment of severance amount to KMP			
	Section 188(1)	Approval of the Board was not obtained for payment of severance amount to KMP who was a related party			
	Section 188(2)	Disclosure of payment of severance amount to KMP was not made in the Board's report			
C. Other officers in default					
Compounding	Section 177	Approval of the audit committee was not obtained for payment of severance amount to KMP who was a related party	₹ 2,25,000	Regional Director	No
	Section 178	Approval of the nomination and remuneration committee was not obtained for payment of severance amount to KMP			
	Section 188(1)	Approval of the Board was not obtained for payment of severance amount to KMP who was a related party			
	Section 188(2)	Disclosure of payment of severance amount to KMP was not made in the Board's report			

[1] ₹ 6,00,000 (which comprises ₹ 1,50,000 in respect of each application for each alleged offence) by the Company and ₹ 25,000 by each of the current and former KMP for each alleged offence.

Annexure 7 – Annual report on CSR activities

[Pursuant to Section 135 of the Companies Act, 2013]

Over the years, we have been focusing on sustainable business practices encompassing economic, environmental and social imperatives that not only cover business, but also the communities around us. We focus on our social and environmental responsibilities to fulfill the needs and expectations of the communities around us. Our Corporate Social Responsibility (CSR) is not limited to philanthropy, but encompasses holistic community development, institution-building and sustainability-related initiatives.

Infosys has been an early adopter of CSR initiatives. The Company undertakes various initiatives by itself and through the Infosys Foundation ("the Foundation"). The Foundation was established in 1996 with a vision to boosting our CSR initiatives. This was long before the Companies Act, 2013 mandated that a company should function through a registered trust or society for any CSR activities to be undertaken by it.

Key highlights of the activities of the Foundation during the year are listed below, and the details of these projects are given in the *Corporate governance report* that forms part of this Annual Report.

- Supporting COVID-19 relief measures pan-India by contributing to the PM CARES Fund, helping hospitals, destitute, daily wage workers and underprivileged sections of the society
- Construction of a *dharmashala* at AIIMS, Jhajjar
- Providing training to teachers in Andhra Pradesh and Odisha

The detailed report is available on the Infosys Foundation website, https://www.infosys.com/infosys-foundation.

CSR committee

The CSR committee of the Board is responsible for overseeing the execution of the Company's CSR Policy. The CSR committee comprises two independent directors and the COO and Whole-time Director.

The members of the CSR committee are:

- Kiran Mazumdar-Shaw, Chairperson
- U.B. Pravin Rao
- Dr. Punita Kumar-Sinha

Our objectives

Our broad objectives, as stated in our CSR Policy, include:

- Making a positive impact on society through economic development and reduction of our resource footprint
- Taking responsibility for the actions of the Company while also encouraging a positive impact through supporting causes concerning the environment, communities and our stakeholders

For more details on our CSR Policy, visit https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf.

Focus areas

The Foundation's focus areas are:

- Protection of national heritage, restoration of historical sites, promotion of art and culture
- Destitute care and rehabilitation
- Environmental sustainability and ecological balance
- Promoting education, enhancing vocational skills
- Promoting healthcare including preventive healthcare
- Rural development

Financial details

Section 135 of the Companies Act, 2013 and Rules made under it ("the Act") prescribe that every company having a net worth of ₹500 crore or more, or turnover of ₹1,000 crore or more, or a net profit of ₹5 crore or more during any financial year shall ensure that it spends, in every financial year, at least 2% of the average net profits computed as mandated by the Act, in pursuance of its CSR Policy.

The financial details as sought by the Companies Act, 2013 for fiscal 2020 are as follows:

in ₹ crore

Particulars	Amount
Average net profit of the Company for the last three financial years	17,978
Prescribed CSR expenditure (2% of the average net profit as computed above)	
Total amount to be spent for the financial year	359.56
Amount spent	359.94
Amount unspent	–

The Foundation primarily works with non-governmental organizations as nodal agencies for implementing projects. The major projects and heads under which the outlay amount was spent in fiscal 2020 are as follows:

in ₹ crore

Theme-based CSR project / activity / beneficiary	Location of the project / program	Amount outlay (budget)	Amount spent on the projects or programs in fiscal 2020	Cumulative expenditure up to the reporting period
(i) Expenditure on projects / programs through Infosys Foundation				
Destitute care and rehabilitation				
COVID-19 relief – PM CARES Fund	Pan-India	50.00	50.00	50.00
COVID-19 relief efforts[(1)]	Pan-India	50.00	22.62	22.62
Infosys Asha Nivas – Tata Memorial Center	Mumbai	48.00	17.57	24.42
Infosys Foundation Vishram Sadan – All India Institute of Medical Sciences	Jhajjar, Haryana	76.00	13.24	13.24
Construction of zoo protection wall	Cherlopalli, Andhra Pradesh	16.08	8.33	13.19
Flood relief efforts	Assam, Karnataka, Maharashtra, Odisha	10.41	10.41	10.41
Smart highway project	Hyderabad	7.01	6.14	7.01
Relief to martyrs' families	Pan-India	5.10	5.10	5.10
Indian Red Cross Society	Tumakuru, Karnataka	8.00	1.40	1.40
Promoting education, enhancing vocational skills				
Data Security Council of India	Bengaluru	20.12	8.97	20.12
Indian Institute of Information Technology	Dharwad, Karnataka	21.00	17.19	19.19
Ramakrishna Mission	Howrah, West Bengal	5.00	5.00	5.00
Aarohan Social Innovation Awards	Pan-India	4.27	4.27	4.27
Public Health Foundation of India	New Delhi	4.38	1.69	3.32
Ramakrishna Mission	Shivanahalli, Karnataka	6.00	1.84	3.77
Parivaar Education Society	Indore, Madhya Pradesh	1.00	1.00	1.00
Avanti Fellows	Bhubaneswar	1.00	1.00	1.00
Promoting healthcare including preventive healthcare				
Kidwai Memorial Institute of Oncology	Bengaluru	22.00	9.27	20.00
Sri Jayadeva Institute of Cardiovascular Sciences & Research	Bengaluru	45.00	13.63	13.63
Infant and Maternity Hospital	Kanakapura, Karnataka	26.00	10.50	10.50
Vittala International Institute of Ophthalmology	Bengaluru	2.40	2.40	2.40
Rural development projects				
Road construction	Mudipu, Karnataka	33.00	8.29	31.09
Visakha Jilla Nava Nirmana Samithi	Narsipatnam, Andhra Pradesh	6.04	1.79	6.04
Agastya International Foundation	Kuppam, Andhra Pradesh	6.00	2.50	2.50
Sadguru Seva Sangh Trust	Satna, Madhya Pradesh	5.00	2.70	5.00
Saraswathi Education and Welfare Trust	Wapung Skur, Meghalaya	2.00	1.00	2.00
Ramakrishna Mission Ashrama	Sohra, Meghalaya	1.00	1.00	1.00
Shivganga Samagra Gramvikas Parishad	Alirajpur, Madhya Pradesh	2.00	1.00	1.00
Maitreyee Gurukulam	Bantwal, Karnataka	8.00	1.00	1.00

Theme-based CSR project / activity / beneficiary	Location of the project / program	Amount outlay (budget)	Amount spent on the projects or programs in fiscal 2020	Cumulative expenditure up to the reporting period
Environmental sustainability and ecological balance				
Infrastructure for Bengaluru Metro	Konappana Agrahara, Bengaluru	180.00	30.27	41.01
Others	Various locations	14.68	14.68	14.68
(ii) Expenditure on projects / programs by Infosys				
Promoting education, enhancing vocational skills				
Infosys Science Foundation	Bengaluru	35.00	35.00	35.00
Tata Institute of Fundamental Research	Mumbai	4.00	4.00	4.00
Environmental sustainability and ecological balance				
Rejuvenation of lake[(2)]	Hebbal, Mysuru	91.10	36.76	73.24
Biogas Project – SKG Sangha	Ramanagara, Karnataka	19.66	0.80	19.66
Biogas Project – Savayava Krushi Parivara[(2)]	Various locations	18.32	5.05	5.05
Improved cook stove projects	Udaipur, Rajasthan Satara, Maharashtra Ganjam, Odisha	21.62	1.38	21.62
(iii) Overhead				
Administrative expenses	Bengaluru	1.15	1.15	1.15
		877.34	359.94	516.63

Notes: 1. A few of the projects undertaken in the table above are multi-year projects.
2. CSR spend in Bengaluru: ₹ 115.35 crore
(1) An amount of ₹ 6.58 crore was spent by the Foundation in the first week of April 2020.
(2) Includes a sum of ₹ 2.62 crore which was not disbursed till March 31, 2020

Our CSR responsibilities

We hereby affirm that the CSR Policy, as approved by the Board, has been implemented, and the CSR committee monitors the implementation of the projects and activities in compliance with our CSR objectives.

Global CSR activities

Over and above the requirements of the Companies Act, 2013, Infosys has expanded its CSR footprint globally. The details of the activities of Infosys Foundation USA in fiscal 2020 is provided in the *Corporate governance report* that forms part of this Annual Report. The expenditure made on CSR through Infosys Foundation USA is as follows:

Focus area	Amount in US$
Teacher training	31,76,713
Student education and services	5,05,000
Classroom aids and technology	1,00,000
Advocacy and awareness	48,531
Operating expenses	1,18,116
Total	39,48,360

Bengaluru
April 20, 2020

Sd/-
Kiran Mazumdar-Shaw
Chairperson, CSR Committee

Sd/-
Salil Parekh
Chief Executive Officer and Managing Director

Annexure 8 – Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

[Particulars pursuant to the Companies (Accounts) Rules, 2014]

Resource conservation initiatives

Conservation of resources has been a focus to be progressively self-sustainable, to reduce operational costs, and an important first step towards reducing our carbon footprint. Focused efforts on reducing our carbon footprint started in 2008, with energy efficiency as the first step, followed by renewable energy, and implementing carbon offset projects with strong socio-economic benefits.

In 2011, Infosys made a commitment to become carbon neutral. Since then, we have been relentlessly working towards this goal. This year, the United Nations recognized our achievements under the carbon neutral program. Infosys received the 2019 UN Global Climate Action Award under the 'Climate Neutral Now' category at the UN Climate Change Conference, COP25, in Madrid, Spain. Infosys became the first Indian company to achieve this distinction. We were recognized not only for our innovative solutions to address climate change, but also for our approach of integrating sustainable development goals such as poverty alleviation, gender equality, and economic opportunity with our climate action.


#TiempoDeActuar
#TimeForAction

Energy: Our new buildings continue to push the boundaries of innovation and efficiency, setting an example for the industry. And our enterprise-level energy-efficiency retrofit program transforms existing buildings into efficient ones. Smart automation has enabled remote monitoring, control and optimization of building operations across 30 million sq.ft. of space. Controllers and sensors ensure buildings / systems operate in autopilot mode with in-built scheduling and energy-saving algorithms, providing real-time data, alerts and diagnostics at system and equipment level.

In the current unprecedented situation caused by the COVID-19 pandemic, smart building automation has been a key factor in managing uninterrupted operations in buildings, including critical infrastructure like data centers. By using smart scheduling and intelligent algorithms, physical presence of operations staff has been minimized, while ensuring efficient operations through experts operating remotely. The capital investment on energy conservation equipment was ₹ 22 crore during fiscal 2020.

Retrofits: Energy-efficiency retrofits have helped us reduce connected load by 33.5 MW across Infosys and the number of equipment we use. Retrofit projects were taken up for the following reasons: resource conservation, end-of-life of equipment, indoor environment quality improvement, and technology upgrade. In addition to these, the agile transformation of workspaces has resulted in the replacement of equipment or systems (lighting and AC) with high efficiencies. Retrofits, along with high-efficiency new buildings, have resulted in a significant reduction in per capita energy consumption across Infosys.

Renewable energy: In fiscal 2020, we commissioned an additional 10 MW capacity in the solar plant in Sira, Karnataka. With this, we now have a total capacity of 60 MW of solar PV, including rooftop and ground-mounted systems. We continue to pursue green power purchase from third-party power producers and continue working with governments to enable favorable policies for scaling up green power by corporates in India.

Green buildings: In fiscal 2020, our new buildings in Hyderabad were awarded the LEED Platinum certification from the US Green Building Council.

We also received LEED Platinum Existing Building certification for our campuses in Bengaluru, Pune Phase-1 and Bhubaneswar. With this, we now have 34 projects at Infosys with the highest level of green building certification, spanning a total area of 25.08 million sq. ft. An additional 4.3 million sq. ft. of our ongoing projects are currently undergoing green building certification.

All our new buildings follow the highest standard of resource efficiency resulting in minimum impact to the environment. In the process, we also aim to achieve the highest level of green building certification.

Water management: We believe water is a precious resource and follow the 3 Rs strategy – Reduce, Recycle and Reuse – for reducing our water consumption. Demand side measures and awareness creation, smart metering to track real-time water usage, advanced technology sewage treatment plants with automation and effective reuse within the campuses, have reduced our per capita water consumption significantly. In addition to this, rainwater harvesting through lakes, recharge wells and rooftop rainwater collection have had a positive impact on the water table.

Waste management: We continue to pursue our goal of minimizing waste going to landfills. Organic waste, such as food waste and garden waste, is treated within our campuses. We now have the capacity to treat 100% of organic waste within our campuses, enabling a circular economy.

For all other waste, proper segregation at source has ensured effective recycling and disposal of different types of waste generated, in adherence to applicable legislation.

Our commitment to reduce plastic usage has ensured a number of alternatives to plastic in daily use. We continue to work with different stakeholders to reduce waste generated within our campuses.


Food court kitchen
CIRCULAR ECONOMY
Food waste
Biogas plant

Carbon offsets: Creating a positive impact in the rural communities has continued to be our priority. This year, we initiated one of the largest household biogas projects in India, with dual focus – providing clean, smoke-free kitchens for women and children, while also promoting organic farming. We also started an efficient cook stove project that can reduce the dependence on firewood and provide clean kitchens in rural districts of Maharashtra. These projects are in addition to the six projects that continue to run, in the areas of efficient cook stoves (four projects), biogas (one project) and rural electrification (one project). These projects together will directly benefit over 1,25,000 families across rural India.

SUSTAINABLE DEVELOPMENT GOALS

Our projects align to India's commitment to the United Nations Sustainable Development Goals (UNSDGs) by reducing poverty, improving good health and well-being, clean energy, and climate action, among others.

This is in addition to generating emission reductions that help Infosys move towards carbon neutrality.

Infosys had committed to becoming carbon neutral by this fiscal. However, taking into account the uncertainty brought on by COVID-19, we have now moved that to fiscal 2021.

Health, safety and environment

Health, safety and environment: One of the prerequisites for conducting business responsibly is a safe, healthy, and environment-friendly workplace. Ozone, the Health, Safety and Environmental Management System (HSEMS) at Infosys, has evolved over the years into a robust management system guided by requirements from multiple stakeholders, including clients, internal customers, vendor partners, law enforcement and regulatory bodies, and the communities in which we operate. There is an increased focus globally on the needs and expectations of stakeholders, increased public concern over environmental issues and occupational health and safety, and greater emphasis on compliance with legislations and other requirements. Systems have been established in accordance with internationally recognized standards / specifications and Infosys is certified to ISO14001:2015 and OHSAS 18001:2007 in India locations. Protecting the environment, providing the right workplace ambience, and safeguarding health and safety of personnel, including employees, contract workers and visitors, are strategic priorities for us. The HSEMS includes well-defined policies and procedures and also strives to keep interested parties well-informed, trained and committed to our HSE process.

Technology absorption

Live Enterprise@Infosys: An enterprise that senses, feels and responds in real-time. This is the theme with which we started our transformation journey about 18 months back.

It had to be a mobile-first approach so that employees are connected to the organization wherever they are in the world and can access the organization assets to learn and contribute. The response has been phenomenal with all our key processes becoming faster and more responsive, with more than 80% of our employees experiencing 250+ features on the InfyMe app which is built on the latest open source stack.

To enable all of this, our core back-end infrastructure was transformed to host modern applications, using the scalability of cloud, security of on-premise infrastructure in a hybrid cloud deployment using open source technologies with highly scalable container orchestration solutions like Kubernetes for microservices. Telemetry infrastructure using the ELK stack provides enhanced real-time visibility and enabled proactive error detection and correction.

Green IT: To reduce energy consumption, we have completed technology refresh of our core in-memory databases and storage sub-systems by adopting next-generation hardware infrastructure. This has resulted in 77% savings in data center rack space, and 45% reduction in power and cooling requirements, along with scalability for future growth.

Energy-efficient IT infrastructure

We have adopted a multi-pronged strategy to make our IT infrastructure energy-efficient and green. Some of the measures implemented are:

Public cloud adoption: Currently, 60% of our internal compute workload has been migrated to public cloud. More than two lakh mailboxes have been migrated to a hosted, cloud-based messaging solution.

Datacenter modernization: InfosysIT launched a strategic initiative to modernize the datacenter IT landscape to make it future-ready. Rack scale design and density-optimized hyperscale platforms have been deployed to deliver high-density server virtualization and consolidation across the enterprise. The hyperscale platforms are open-driven infrastructure innovations, which provide cloud-scale agility and enables efficient resource pooling and utilization. This initiative has delivered 70% power savings on green energy-efficiency aspects and drastically reduced the total cost of ownership for the organization.

Server power management : Our automated power management tool continuously monitors the workload on each virtual machine (VM) on premises and on public cloud, and manages the shutdown based on threshold. This has yielded power savings of around 30% per VM. Terminator is an in-house application that ensures shutdown of unattended desktops after business hours, and has resulted in 20% electricity savings across locations.

Enterprise storage re-architected : Infosys employees, revenue projects and internal requirements consume IT storage. InfosysIT provides storage capacity of around 1.8 PB of data. We introduced All Flash storage with Fabric Pool and Storage Grid technology which mark the data as hot and cold data based on policy. Cold data is automatically moved onto cheaper storage, thereby achieving tiering of data and savings in terms of datacenter footprint, power consumption and cooling. This resulted in CO_2 reduction of 681.88 metric ton per year and power savings of 14,32,811 kWh per year.

Cloud native development environment : As part of reimagining our digital journey, InfosysIT started to offer an open source-based cloud native development platform. The platform is based on Kubernetes Container and PaaS environment with DevOps framework for CI / CD pipelines and microservices build. The cloud native development environment runs on OpenStack deployed on top of Hyper Converged Infrastructure (HCI), taking advantage of all the open source formats and integration. The business benefit achieved is denser infra with integrated compute, storage and network, reduced dependencies on the IT services team by 3x, reduced footprints in datacenters by around 80% and intangible benefits in power and cooling consumption by around 30%.

Research and development (R&D) expenditure – standalone

in ₹ crore

Revenue expenditure	2020	458
	2019	416
Capital expenditure	2020	12
	2019	35
Total	2020	470
	2019	451
R&D expenditure / revenue (%)	2020	0.6
	2019	0.6

Future plan of action

We will continue to collaborate with leading national and international universities, product vendors and technology startup companies. We are creating an ecosystem to co-create business solutions on client-specific business themes.

Foreign exchange earnings and outgo

We have established a substantial direct marketing network around the world, including North America, Europe and Asia-Pacific. These offices are staffed with sales and marketing specialists who sell our services to large international clients.

Activity in foreign currency – standalone

in ₹ crore

Earnings	2020	77,974
	2019	71,719
Expenditure	2020	44,254
	2019	39,467
Net foreign exchange earnings (NFE)	2020	33,720
	2019	32,252
NFE / earnings (%)	2020	43.2
	2019	45.0

for and on behalf of the Board of Directors

Sd/-
Nandan M. Nilekani
Chairman

Sd/-
Salil Parekh
Chief Executive Officer and Managing Director

Bengaluru
April 20, 2020

Annexure 9 – Corporate policies

We seek to promote and follow the highest level of ethical standards in all our business transactions guided by our value system. The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018 mandate the formulation of certain policies for all listed companies. The corporate governance policies are available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx. The policies are reviewed periodically by the Board and updated as needed. During the year and at their meeting held on April 20, 2020, the Board revised and adopted some of its policies.

Key policies that have been adopted are as follows:

Name of the policy	Brief description	Web link	Summary of key changes
Whistleblower Policy (Policy on vigil mechanism)	The Company has adopted a whistleblower mechanism for directors and employees to report concerns about unethical behavior, actual or suspected fraud, or violation of the Company's code of conduct and ethics. The policy was revised and adopted effective April 1, 2019.	https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf	The Whistleblower Policy was amended in line with SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2018, enabling employees to report instances of leak of Unpublished Price Sensitive Information (UPSI).
Code of Conduct and Ethics	The Company has adopted the Code of Conduct and Ethics which forms the foundation of its ethics and compliance program. The policy was revised and adopted effective July 12, 2019.	https://www.infosys.com/investors/corporate-governance/Documents/CodeofConduct.pdf	The Code of Conduct and Ethics was amended to reflect changes in the law and certain internal policies.
Capital Allocation Policy	The Policy applies to the distribution of free cash flow as dividend or buyback over the next five-year period ending in fiscal 2024. The policy was revised and adopted effective July 12, 2019.	https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf	The Capital Allocation Policy was amended to change the percentage of return of free cash flow and the base period to be considered for calculation.
Dividend Distribution Policy	The Company has adopted the Dividend Distribution Policy to determine the distribution of dividends in accordance with the provisions of applicable laws. The policy was revised and adopted effective April 20, 2020.	https://www.infosys.com/investors/corporate-governance/Documents/dividend-distribution.pdf	The Dividend Distribution Policy was amended to insert a reference to the Company's Capital Allocation Policy.
Insider Trading Policy	The policy provides the framework to deal with securities of the Company. The policy was revised and adopted effective October 11, 2019.	https://www.infosys.com/investors/corporate-governance/Documents/insider-trading-policy.pdf	The Insider Trading Policy was amended in line with SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2019. The key changes include, *inter alia*, insertion of informant mechanism and non-applicability of trading window restriction during certain transactions.
Corporate Policy on Investor Relations	The policy is aimed at providing clear guidelines and procedures for disclosing material information outside the Company in order to provide accurate and timely communications to our shareholders and the financial markets. The policy was revised and adopted effective April 20, 2020.	https://www.infosys.com/investors/corporate-governance/Documents/corporate-policy-statement-investor-relations.pdf	The Corporate Policy on Investor Relations was amended to make generic language updates.

Name of the policy	Brief description	Web link	Summary of key changes
Policy for Determining Materiality for Disclosures	This policy applies to disclosures of material events affecting Infosys and its subsidiaries. This policy is in addition to the Corporate Policy Statement on Investor Relations, which deals with the dissemination of UPSI. The policy was revised and adopted effective April 20, 2020.	https://www.infosys.com/investors/corporate-governance/Documents/policy-determining-materiality-disclosures.pdf	The Policy for Determining Materiality for Disclosures was amended to, *inter alia*, authorize the Key Managerial Personnel (KMP) and General Counsel to determine materiality and Company Secretary to make the disclosure.
Recoupment Policy	The policy deals with the provisions if the Company restates its financial statements. It allows the Company to recover any incentive-based compensation received by an executive officer that is in excess of what would have been payable based on the restated and corrected financial statements. The policy was adopted effective January 14, 2016.	https://www.infosys.com/investors/corporate-governance/Documents/recoupment-policy.pdf	There has been no change to the policy.
Nomination and Remuneration Policy	This policy formulates the criteria for determining qualifications, competencies, positive attributes and independence for the appointment of a director (executive / non-executive) and also the criteria for determining the remuneration of the directors, KMP, senior management and other employees. The policy was revised and adopted effective April 20, 2020.	https://www.infosys.com/investors/corporate-governance/Documents/nomination-remuneration-policy.pdf	The Nomination and Remuneration Policy was amended to revise the clause on stock incentives and make it generic to any plan that may be approved by shareholders and amended from time to time.
Corporate Social Responsibility Policy	The policy outlines the Company's strategy to bring about a positive impact on society through programs relating to hunger, poverty, education, healthcare, environment and lowering its resource footprint. The policy was revised and adopted effective April 20, 2020.	https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf	The Corporate Social Responsibility Policy was amended to update the clause on committee composition.
Policy on Material Subsidiaries	The policy is used to determine the material subsidiaries and material unlisted Indian subsidiaries of the Company and to provide the governance framework for them. The policy was revised and adopted effective April 12, 2019.	https://www.infosys.com/investors/corporate-governance/Documents/material-subsidiaries-policy.pdf	The Policy on Material Subsidiaries was amended in line with the requirements of SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018. The key changes include, *inter alia*, the definition of material subsidiary.
Related Party Transaction Policy	The policy regulates all transactions between the Company and its related parties. The policy was revised and adopted effective April 20, 2020.	https://www.infosys.com/investors/corporate-governance/Documents/related-party-transaction-policy.pdf	The Related Party Transaction Policy was amended in line with the requirements of SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018.
Document Retention and Archival Policy	The policy deals with the retention and archival of corporate records of Infosys Limited and all its subsidiaries. The policy was adopted effective December 1, 2015.	https://www.infosys.com/investors/corporate-governance/Documents/document-retention-archival-policy.pdf	There has been no change to the policy.
Board Diversity Policy	The policy sets out the approach to diversity on the Board of the Company. The policy was adopted in 2015.	https://www.infosys.com/investors/corporate-governance/documents/board-diversity-policy.pdf	There has been no change to the policy.

Management's discussion and analysis

Overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients in 46 countries to create and execute strategies for their digital transformation.

Our vision is to build a globally-respected organization delivering the best-of-breed business solutions, leveraging technology, delivered by the best-in-class people. We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness, and Excellence (C-LIFE).

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees, generating profitable growth for our investors and contributing to the communities that we operate in. There are numerous risks and challenges affecting our business. These are discussed in the 'Risk factors' section in this Annual Report.

I. Industry structure and developments

Software and computing technology is transforming businesses in every industry around the world in a profound and fundamental way. The continued reduction in the unit cost of hardware, the explosion of network bandwidth, advanced software technologies and technology-enabled services are fueling the rapid digitization of business processes and information. The digital revolution is cascading across industries, redefining customer expectations, automating core processes and enabling software-based disruptive market offerings and business models. This disruption is characterized by personalized user experiences, innovative products and services, increased business agility, extreme cost performance and a disintermediation of the supply chain.

Leveraging technologies and models of the digital era to both extend the value of existing investments and, in parallel, transform and future-proof businesses, is increasingly becoming a top strategic imperative for business leaders. From an IT perspective, the renewal translates to re-imagining human-machine interfaces, extracting value out of digitized data, building next-generation software applications and platforms, harnessing the efficiency of distributed cloud computing, modernizing legacy technology landscapes and strengthening information security and data privacy controls.

The fast pace of technology change and the need for technology professionals who are highly skilled in both traditional and digital technology areas are driving businesses to rely on third parties to realize their business transformation. Several new technology solution and service providers have emerged over the years, offering different models for clients to consume their solution and service offerings such as data analytics companies, software-as-a-service businesses, digital design boutiques, and specialty business process management firms.

While these developments present strong market opportunities for the IT industry, there is also an imperative need for IT services and solutions companies to transition from fast-commoditizing traditional service offerings, to attract and retain quality talent globally, to reimagine cost structures and leverage automation for increased productivity.

The COVID-19 pandemic has disrupted demand and supply chains across industries, negatively impacting the business of companies and driving the global economy towards a recession. Governments in several countries have imposed stringent lockdown in a bid to contain the spread of the disease. This in turn has forced companies to reconfigure how their employees work and how their core business processes are supported and delivered. These events could cause companies to pause and reprioritize their spending on technology and business process outsourcing. However, it is becoming evident that companies that have previously digitized their operations have been more resilient. Consequently, in the medium to long term, it is very likely that businesses will continue to spend on technology-related initiatives with a greater focus on automation, remote working, cloud-based applications, optimization of legacy technology costs, etc. Several sectors are also seeking technology-based solutions immediately to tackle the health and economic crises – notably in healthcare, life sciences, banking, telecommunications and essential retail.

COVID-19



"The COVID-19 pandemic has triggered all of us to reflect on our individual lifestyles, our work practices and the resilience of our businesses. We are feeling reassured of the well-being of our employees globally and take great pride in the responsiveness of our teams that rapidly enabled us to continue servicing our clients through these unprecedented times. We are confident that we have the financial strength to endure the adverse economic impact of the current crisis. Looking ahead, we firmly believe that innovative use of technology will be integral to helping global businesses navigate this crisis, and we look forward to further strengthening our client partnerships in these times."

– U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

The World Health Organization declared a global pandemic of the Novel Coronavirus disease (COVID-19) on February 11, 2020. To prevent the rapid rise of infections, governments

of almost all countries severely restricted travel, mandated extreme 'social distancing' measures and reduced demand-supply chains to only those that are 'essential'. Office complexes, such as our campuses, our client offices and supplier offices, have been asked to operate with minimal or no staff for extended periods of time. This in turn has caused uncertainty in near-term demand for our services from clients and disruptions in our ability to service some of our client engagements.

The crisis has affected, and continues to impact, our key stakeholders – employees, clients, vendor partners and the communities that we operate in. In responding to this crisis, our primary objective is to ensure the safety of our employees world-wide, to deliver our client commitments, and put in place mechanisms to protect the financial well-being of the Company, and protect its long-term prospects.

To effectively respond to and manage this crisis, we triggered our business continuity management program and set up a cross-functional core governance team, chaired by our Chief Operating Officer, with representation from each of our global regions and from relevant functions within the organization.

Prioritizing employees

In keeping with our employee-first approach, we quickly instituted measures to trace all employees of the Company and to assure ourselves of their well-being.

We set up global communication channels to ensure constant updates of status, consistent communication of decisions and to alleviate concerns of our employees and clients. These included a 24x7 helpdesk, regular tele-conferences and video-conferences with the Company leadership, employee town halls and extensive email communication. We also set up counselling sessions for employees to provide them emotional support and health tips for their well-being in the current situation.

To provide a safe work environment for our employees and partners, the following actions have been taken:

- Established processes for reporting, quarantining and supporting any personnel suspected of or confirmed having tested positive for the disease.
- Established detailed protocol for evacuation and sanitization of our office buildings in the event of a suspected or confirmed health incident.
- Increased cadence of sanitization of our office facilities and transport vehicles, and implemented various social distancing measures in our campuses.
- Ensured availability of thermal scanners, masks, hygiene products, medicines and medical facilities at our offices.
- Issued travel advisories to our employees and partners in line with government regulations and restricted participation in events that have large gatherings.
- Made arrangements to ensure the safety and well-being of our employees who have travelled for business to locations outside their home country and are currently restricted from travelling back.
- Created detailed plans for enabling return-to-work in a phased manner, that emphasize social distancing and hygiene.

Business continuity

All our office locations, around the world, are currently operating on a minimally-staffed basis or completely shut down in compliance with local government orders. In India, where the majority of our workforce is based, the government has mandated a lockdown starting March 25, 2020. As on the report date only a small percentage of employees have been allowed to return to our office campuses in India.

To ensure continuity for our client projects, we have taken the following actions:

- Bringing additional focus on communication, coordination and partnership with clients
- Implemented the agreed-upon business continuity plans in coordination with our clients.
- Enabled remote working for our employees worldwide via secure laptop and desktops. By March 20, 2020, we had enabled 93% of our employees, engaged in service delivery to our clients to be able to work remotely. At the time of this filing, 98% of our employees are enabled.
- Supported only essential and critical services for our clients and our own operations from our campuses in India.
- Increased bandwidth capacities for our data networks and monitoring usage.
- Enabled extensive use of collaboration platforms.
- Published guidelines for employees to work from home, including sensitizing them about the aspects of confidentiality, data privacy and cyber threats.
- Implemented information security controls for remote working and activity monitoring.
- Continued to monitor the productivity of employees as they work remotely, and assessed any impacts to client deliverables.

Community outreach

As a responsible member of the communities we serve and operate in, we are contributing to various COVID-19-related programs in India and the US.

- ₹100 crore support contribution from the Infosys Foundation in India, of which 50% is towards the Prime Minister's Citizen Assistance and Relief in Emergency Situations Fund (PM CARES Fund). The remaining 50% is being used for expanding hospital capacity for treatment, provision of ventilators, personal protective equipment for healthcare workers and to ensure access to food and nutrition for migrant workers. In addition, the Infosys Foundation in India is helping to set up a dedicated hospital in Bengaluru for treatment of COVID-19 patients.
- Contributing in building various technology-based solutions for local governments in India and the US for contact tracing and follow-up.
- Infosys Foundation USA, via its Pathfinders Institute, has made available its entire curricula of online computer education to school teachers, educators and families.
- In the UK, our teams have been instrumental in rapidly building an application for rapid recruitment of professionals into the NHS.
- Several volunteers in our development centers have been helping distribute food essentials to poorer sections of the community with door-to-door visits.

- We initiated a campaign for employees to donate part of their salary to the COVID-19 fund.

Business implications

The impact of COVID-19 in the fourth quarter of fiscal 2020 on the Company was not significant.

The Company anticipates a continued slowdown in client technology spending in the near term, influenced by a broader global economic recession and impact to certain sectors. In the near term, this could result in continued lower demand for our services and solutions, especially in the area of discretionary technology-related spending by our clients. However, in the longer term, we see increased opportunity for our business as enterprises accelerate their digital transformation initiatives.

With some impact due to project deferrals and softening of discretionary spends, there will be some margin pressure in the near term. In response to these new contours of projected demand, Infosys is working to optimize its cost structure and operational rigor to ensure execution excellence of our operations. Some of the activities initiated are :

- Improve liquidity and cash management with a rigorous focus on working capital cycles, including collections, receivables and any other blocked cash. Leverage our debt-free Balance Sheet and a superior local currency credit rating of A3 from Moody's if required.
- Reducing capital expenditures other than any committed or non-discretionary expenditures.
- Accelerate operational cost optimization initiatives such as automation, employee pyramid rationalization, controlling onsite-offshore ratios, optimizing subcontractor and travel costs, deferring employee compensation revisions and promotions, delaying hiring of new employees.

A detailed description of specific risks arising from COVID-19 is available under "Outlook, risks and concerns" in this section.

II. Opportunities and threats

Our strategy

In 2018, we embraced a four-pronged strategy to strengthen our relevance with clients and drive accelerated value creation. In fiscal 2020, we continued to execute on this strategy and generated significant outcomes. Specific strategic initiatives and their outcomes are described below.

For fiscal 2021, we will continue to execute our strategy along the same dimensions. The client market segments we serve are faced with challenges and opportunities arising from the COVID-19 pandemic and its resulting impact on the economy. We believe the investments we have made, and continue to make, in our strategy will enable us to advise and help our clients as they tackle these market conditions. Especially in the areas of digitization of processes, migration to cloud-based technologies, workplace transformation, business model transformation and enhanced cybersecurity controls.


EXPERIENCE
INSIGHT
CLIENT DIGITAL JOURNEY
ASSURE
INNOVATE
ACCELERATE

The highlights of our strategy execution in fiscal 2020 are :

Scale Agile Digital



"Over the years, global enterprises have continued to become more digital. The recent crisis has changed the clock-speed of enterprise digitization from months to weeks and days, greatly reducing the gap between velocity of experimentation and implementation at scale. Scaling agile digital will be the new normal."

– Ravi Kumar S.
President and Deputy Chief Operating Officer

During fiscal 2020, we continued to invest in enhancing our digital capabilities and offerings that enable our clients to embrace digital technologies for their business transformation, resulting in over 39% of our revenue coming from digital services and solutions. We are rated as a "Leader" in 33 industry analyst ratings across digital offerings.

Our Human Experience-related services expanded with the opening of 12 innovation experience centers around the world and the integration of our acquisitions of WongDoody and Brilliant Basics. We scaled our partnership with the Rhode Island School of Design to train 1,000 creative designers.

Our Insight and Data Analytics services and solutions were further strengthened with the Data Analytics Workbench, that integrates capabilities of Infosys NIA®, our in-house AI platform and various third-party big data solutions.

Our Innovate-related services and solutions are boosted by 65,027 workspaces that have been specifically redesigned for agile software development, teams reskilled in agile methodologies, a large number of certified scrum masters and capabilities in emerging horizontal technologies such as Internet of Things and blockchain. Our existing offerings around industry specific solutions and skills were augmented with the acquisition of Stater N.V. in the Netherlands for mortgage services and with the integration of HIPUS in Japan for procurement solutions. We were able to significantly

expand our Finacle® core banking suite, McCamish insurance platform, Edge software suite, Skava® ecommerce suite and Panaya® automation suite in North American and European markets. We launched targeted offerings around 5G and software defined networks.

Our Accelerate-related services are aimed at rapidly transforming our clients' legacy technology landscapes and processes for digital transformation – by helping them migrate to cloud environments, modernize mainframe applications, abstract legacy applications through APIs and embed open-source technologies in new applications. We invested in, and built strong partnerships with all cloud hyperscalers and SaaS providers. We expanded our capabilities in the Salesforce ecosystem through acquisitions of Fluido in the Nordics and Simplus in the US. Our Automation and AI services grew on the back of our alliances with leading Robotic Process Automation (RPA) solution providers.

Our Assure services, in software testing and cybersecurity continued to grow. We launched Cyber Gaze, our cybersecurity dashboard and suite of related applications. We launched new cybersecurity operations centers in Bucharest, Romania and Indianapolis in the US.



"Infosys has continued on the strategy to strengthen our relevance with clients and drive accelerated value creation. Infosys has helped clients like Telenet, GlobalFoundries and ABN AMRO Bank in their digital transformation journeys and enhancing the overall business efficiency. Our platform-based offerings through Wingspan, Live Enterprise, HIPUS, McCamish, Finacle®, Edge software suite, Skava® and Panaya®, along with our existing offerings, have supported us to provide differentiated services and drive value for our clients. ABN AMRO and Infosys' recent strategic joint venture in end-to-end mortgage administration services, Stater, has strengthened our strategy to provide digital platform-based services to our clients. We will continue to leverage our investments in cloud, digital and DevOps to help our clients achieve agility, optimal business efficiency and continue to set new digital benchmarks."

– Mohit Joshi
President

Energize the core

Every enterprise that is in transformation, including ours, needs to address the challenge of extracting higher return on existing assets while investing into newer business transformation initiatives. We are leveraging AI and automation techniques to energize our client's and our own core technology and process landscapes.

At Infosys, we took on the challenge of breaking down nearly two decades of technology debt in an attempt to rewire ourselves as an agile, responsive enterprise that scales. We are targeting increased productivity, higher cost competitiveness, better agility and integrated systems. During fiscal 2020, we implemented our Live Enterprise platform internally. Over a 100 internal software applications were optimized into three mobile applications, and currently approximately 45% of all internal transactions are conducted on mobile-based applications, resulting in a significant uplift in productivity.

Components of the Live Enterprise platform have been launched for our clients to enable hyper-productivity. We launched our Bot Factory, a repository of reusable automation components that enable the rapid automation of our services and our client's business processes. We also launched LEAP, our Live Enterprise Application Management Platform, a comprehensive tool to manage and optimize large-scale software application maintenance and reengineering. Through these, and by adopting lean and agile processes, we are positioning ourselves to be more cost-competitive on the one hand and a better solutions-provider on the other. This is helping us win large client engagements involving modernization of their legacy technology applications and infrastructure.

Reskill our people

We operate our reskilling program with the twin objectives of increasing fulfillment of immediate digital skill requirements for client projects and for raising the expertise of our global workforce in next-generation technologies and methodologies. We have invested in and scaled our digital reskilling program globally. Continuous learning and reskilling have always been central to our culture, as evidenced in our state-of-the-art Global Education Center in Mysuru, India. Lex, our anytime-anywhere learning platform developed in-house, offers over 850 micro courses curated for easy consumption on mobile devices with advanced telemetry, gamification and certification features. Over 2,33,000 of our employees use Lex and are spending approximately 35 minutes per day on average for learning activities. With reskilling becoming an imperative for almost everyone, we have also repurposed Lex and made it available to over half a million college students in India via our InfyTQ app. For our clients, we released Wingspan, a customizable learning platform which is already live in several global client organizations.

Expand localization

"Our clients will rewire their operating models for greater localization by creating the landscapes in which they can co-create and co-innovate with global talent and technology, so they can boost the productivity of their local talent and regional supply chains."

– Ravi Kumar S.
President and Deputy Chief Operating Officer

With the objective of creating differentiated talent pools and ecosystems in our markets, we have operationalized regional

innovation hubs globally. In the US, these are at Indianapolis IN, Richardson TX, Providence RI, Hartford CT, Raleigh NC and Phoenix AZ. In Europe, we opened near-shore centers at Dusseldorf in Germany, Brno in Czech Republic, and Bucharest in Romania. In addition, we commissioned new digital design hubs in London, Berlin and Amsterdam. In Australia, we have commissioned new hubs in Melbourne, Sydney and Adelaide. We further expanded our university and community college partnerships in all these regions to aid internships, recruitment, training and joint research. In fiscal 2020, we recruited 6,932 employees locally in our markets, of which 2,035 were fresh graduates. This workforce brings us greater diversity of skills and experience. This initiative also significantly de-risks our operations from regulatory changes related to immigration policies.

Our strengths

We believe that we are well-positioned for the principal competitive factors in our business. With almost four decades of experience in managing the systems and workings of global enterprises, we believe we are uniquely positioned to help them steer through their digital transformation with our Digital Navigation Framework.

- We offer end-to-end service offering capabilities in consulting, software application development, integration, maintenance, validation, enterprise system implementation, product engineering, infrastructure management and business process management.
- We have built specific industry domain and technology expertise, and in methodologies such as Design Thinking and Agile software development. These give us the ability to articulate and demonstrate long-term value to our clients around the world, with whom we have deep, enduring and expansive relationships.
- We have invested in building proprietary intellectual property in software platforms and products such as Infosys NIA®, our flagship artificial intelligence platform, the Edge suite of products, Finacle®, McCamish and Stater that either amplify our own services or provide differentiated solutions for our clients' business processes.
- We have perfected sophisticated service delivery and quality control processes, standards and frameworks, that have resulted in a track record of performance excellence and client satisfaction. Our Global Delivery Model effectively integrates global and local execution capabilities to deliver high-quality, seamless, scalable and cost-effective services for large-scale outsourcing of technology projects fueled by automation, intelligence and collaboration technologies.
- We have nurtured premier ecosystem alliances with enterprise software companies and innovative startup companies to be able to offer holistic solutions to our clients.
- We have the ability to attract and retain high-quality management, technology professionals, and sales personnel globally and at scale.
- Our internal research and development teams identify, develop and deploy new offerings leveraging next-generation technologies. We have invested extensively in the infrastructure and systems to enable learning and education across the enterprise at scale. These give us the ability to keep pace with ever-changing technology and how they apply to customer requirements.
- We have a strong and well-recognized brand.
- We have the financial strength to be able to invest in personnel and infrastructure to support the evolving demands of customers.
- We maintain high ethical and corporate governance standards to ensure honest and professional business practices and protect the reputation of the Company and its customers.

Our competition

We experience intense competition in traditional services and see a rapidly-changing marketplace with new competitors arising in new technology areas who are focused on agility, flexibility and innovation.

We typically compete with other large, global technology service providers in response to requests for proposals. Clients often cite our industry expertise, comprehensive end-to-end service capability and solutions, ability to scale, digital capabilities, established platforms, superior quality and process execution, distributed agile global delivery model, experienced management team, talented professionals and track record as reasons for awarding us contracts.

In future, we expect intensified competition. In particular, we expect increased competition from firms that offer technology-based solutions to business problems and from firms incumbent in those market segments. Additionally, insourcing of technology services by the technology departments of our clients is another ongoing competitive threat.

III. Financial condition

Sources of funds

1. Equity share capital

We have one class of shares – equity shares of par value ₹5 each. Our authorized share capital is ₹2,400 crore, divided into 480 crore equity shares of ₹5 each. The issued, subscribed and paid-up capital is ₹2,129 crore as at March 31, 2020 and ₹2,178 crore as at March 31, 2019 including treasury shares held by controlled trust. The movement in share capital is majorly on account of buyback of equity shares.

Share buyback

In line with the Capital Allocation Policy announced in April 2018, the Board, at its meeting on January 11, 2019, approved the buyback of equity shares under the open market route through the Indian stock exchanges, amounting to ₹8,260 crore (maximum buyback size) at a price not exceeding ₹800 per share (maximum buyback price), subject to shareholders' approval by way of a postal ballot. Further, the Board also approved a special dividend of ₹4 per share which resulted in a payout of ₹2,107 crore (including dividend distribution tax and divided paid on treasury shares converted using exchange rate on the date of payment).

The shareholders approved the proposal of buyback of equity shares through the postal ballot that concluded on March 12, 2019. The buyback was offered to all eligible equity

shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the Indian stock exchanges. The buyback of equity shares through the stock exchanges commenced on March 20, 2019 and was completed on August 26, 2019. During this buyback period, the Company purchased and extinguished a total of 11,05,19,266 equity shares from the stock exchanges at an average buyback price of ₹747 per equity share comprising 2.53% of the pre-buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves. After the execution of the buyback along with special dividend (including DDT) of ₹2,633 crore already paid in June 2018, the Company has completed the distributions of ₹13,000 crore which was announced as part of its Capital Allocation Policy in April 2018.

In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2020, the Company has created a Capital Redemption Reserve of ₹55 crore equal to the nominal value of the above shares bought back as an appropriation from general reserve.



"The Company revised its Capital Allocation Policy in fiscal 2020 and consequently expects to return approximately 85% of the free cash flows cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividend. This progressive policy will further increase returns for our shareholders and also provide them with more predictability in returns.

Despite the current economic environment, the Board has recommended a final dividend of ₹9.50 per share, which will result in a total dividend of ₹17.50 for fiscal 2020. A debt-free balance sheet, with a healthy cash balance of US$ 3.6 billion, backed by superior local currency issuer rating from international rating agencies, gives us an enormous advantage in these times."

– Nilanjan Roy
Chief Financial Officer

The Board, at its meeting on July 12, 2019, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term. The Company decided to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback payout includes applicable taxes.

Infosys Expanded Stock Ownership Program 2019



"The Expanded Stock Ownership Program ("the 2019 Plan") under which grants will vest based on performance, follows best-in-class global corporate governance practices and is aligned to Total Shareholder Returns (TSR). The plan builds on the strong legacy of meritocracy that was established by the founders, and strengthens the Company's efforts towards wealth creation for employees aligned to enhanced shareholder returns."

– Krishnamurthy Shankar
Group Head – Human Resources and
Infosys Leadership Institute

On June 22, 2019, pursuant to approval by the shareholders at the Annual General Meeting, the Board was authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan"). The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (the nomination and remuneration committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of the quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to a maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan

On March 31, 2016, pursuant to the approval by the shareholders through a postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan ("the 2015 Plan"). The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares. These instruments will generally vest over a period of four years and the Company expects to grant the instruments under the 2015 Plan over the period of four to seven years. These RSUs and stock options shall be exercisable within the period as

approved by the nomination and remuneration committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares.

A controlled trust holds 1,82,39,356 and 2,03,24,982 shares as at March 31, 2020 and March 31, 2019, respectively, under the 2015 Plan. Out of these, 2,00,000 equity shares have been earmarked for welfare activities of employees as at March 31, 2020 and March 31, 2019, respectively.

The summary of grants made during fiscals 2020 and 2019 under the 2015 Plan and 2019 Plan are as follows:

2015 Plan	Fiscal 2020	Fiscal 2019
RSU and ESOP		
KMP * *(Refer to Notes 1 & 2)*	5,07,896	6,75,530
Employees other than KMP	33,46,280	36,65,170
	38,54,176	43,40,700
Incentive units-cash-settled		
KMP	1,80,400	–
Employees other than KMP	4,75,740	74,090
	6,56,140	74,090
Total grants	45,10,316	44,14,790

2019 Plan	Fiscal 2020	Fiscal 2019
Equity-settled RSU		
KMP * *(Refer to Notes 1 & 2)*	3,56,793	–
Employees other than KMP	17,34,500	–
Total grants	20,91,293	

* Refer to Note 2.23, 'Related party transactions', in both the standalone and consolidated financial statements for details on the appointment and resignation of certain KMP.

Notes:

1. a) On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved for Salil Parekh, CEO & MD:
   (i) The grant of 1,77,887 performance-based RSUs under the 2015 Plan with an effective date of May 2, 2019
   (ii) The grant of 41,782 annual time-based RSUs under the 2015 Plan with an effective date of February 27, 2020
   (iii) The grant of 1,34,138 performance-based grant RSUs under the 2019 Plan with an effective date of June 22, 2019. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.
   These RSUs will vest in line with the current employment agreement.
   b) The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of ₹13 crore for fiscal 2021 under the 2015 Plan to Salil Parekh, CEO & MD. The committee also approved an annual performance-based RSUs of fair value of ₹10 crore under the 2019 Plan which will vest based on the Company's achievement of certain performance targets set in 2019 Plan. The RSUs under both the Plans will be granted effective May 2, 2020 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2020.
2. a) On the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved for U.B. Pravin Rao, COO & Whole-time Director:
   (i) The grant of 58,650 RSUs under the 2015 Plan with an effective date of February 27, 2020.
   (ii) The grant of 53,655 performance-based RSUs for fiscal 2020 under the 2019 Plan with an effective date of June 22, 2019. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.
   These RSUs will vest in line with the current employment agreement.
   b) The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of annual performance-based RSUs of fair value of ₹4 crore for fiscal 2021 under the 2019 Plan. The RSUs will be granted effective May 2, 2020 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2020.
3. During the years ended March 31, 2020 and March 31, 2019, the Company recorded an aggregate employee stock compensation expense of ₹226 crore and ₹182 crore, respectively, on a standalone basis and ₹249 crore and ₹202 crore, respectively, on a consolidated basis, in the Statement of Profit and Loss.

For additional information on the Company's stock incentive compensation plans, refer to Note 2.11, *Equity*, of both the standalone and consolidated financial statements in this Annual Report.

2. Other equity

A. Reserves and surplus

Securities premium

On a standalone basis, the balance as at March 31, 2020 and March 31, 2019 amounted to ₹268 crore and ₹138 crore, respectively. On a consolidated basis, the balance was ₹282 crore and ₹149 crore as at March 31, 2020 and March 31, 2019, respectively. Increase in securities premium on both standalone and consolidated basis is mainly on account of transfer of ₹119 crore from share options outstanding account upon exercise.

Retained earnings

On a standalone basis, the balance in retained earnings as at March 31, 2020 was ₹52,419 crore after considering ₹9,553 crore for final dividend for fiscal 2019 and interim dividend declared in fiscal 2020, including dividend distribution tax thereon. Also, ₹4,717 crore was utilized from retained earnings for buyback of equity shares. Further, ₹1,428 crore was transferred to the Special Economic Zone (SEZ) Re-investment Reserve net of utilization out of retained earnings during the year and ₹1,470 crore was transferred to the general reserve on account of declaration of final dividend for fiscal 2019. The balance in retained earnings as at March 31, 2019 was ₹54,070 crore after considering ₹13,768 crore for final dividend for fiscal 2018, special dividend declared in fiscal 2018, interim and special dividend declared in fiscal 2019, including dividend distribution tax thereon.

On a consolidated basis, the balance in retained earnings as at March 31, 2020 was ₹56,309 crore, as compared to ₹57,566 crore in the previous year.

General reserve

During the year, an amount of ₹1,470 crore was transferred to the general reserve from retained earnings on account of dividend appropriation, as compared to ₹1,615 crore in the previous year. Further, an amount of ₹1,494 crore was utilized for buyback of shares, ₹11 crore was charged as transaction costs relating to buyback and ₹50 crore was transferred to the Capital Redemption Reserve upon buyback in accordance with Section 69 of the Companies Act, 2013.

On a standalone basis, the balance in general reserve as at March 31, 2020 amounted to ₹ 106 crore (previous year ₹ 190 crore). On a consolidated basis, the balance as at March 31, 2020 amounted to ₹ 1,158 crore (previous year ₹ 1,242 crore).

Share options outstanding account

On a standalone and consolidated basis, the share options outstanding account amounted to ₹ 297 crore as at March 31, 2020, as compared to ₹ 227 crore as at March 31, 2019. The movement is mainly on account of expense related to employee stock compensation expense, offset by the exercise of stock options during the year and impact of modification of equity-settled share-based payment awards to cash-settled awards.

Special Economic Zone Re-investment Reserve

During the year, a net amount of ₹ 1,428 crore and ₹ 1,500 crore was transferred to SEZ Re-investment Reserve net of utilization on a standalone and consolidated basis, respectively. This reserve has been created out of the profits of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of the Income-tax Act, 1961. This reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of Section 10AA(2) of the Income-tax Act, 1961.

Capital reserve

On a standalone and consolidated basis, the balance as at March 31, 2020 amounted to ₹ 54 crore, which is the same as the previous year.

Other reserves

Profit on transfer of business between entities under common control is taken to other reserve. During the year, ₹ 137 crore was reduced on account of transaction under common control. On a standalone basis, the balance as at March 31, 2020 and March 31, 2019 was ₹ 3,082 crore and ₹ 3,219 crore respectively.

Capital Redemption Reserve

As of March 31, 2020 and March 31, 2019, the balance was ₹ 111 crore and ₹ 61 crore on a standalone and consolidated basis, respectively. A Capital Redemption Reserve was created as a result of transfer of the nominal value of shares upon buyback of shares, in accordance with Section 69 of the Companies Act, 2013. During the year, ₹ 50 crore was transferred from General Reserve for buyback.

B. Other comprehensive income

Equity instruments through other comprehensive income

On a standalone basis, there was an accumulated gain of ₹ 49 crore and ₹ 80 crore as at March 31, 2020 and March 31, 2019, respectively, on the fair valuation of equity instruments through other comprehensive income. On a consolidated basis, there was an accumulated gain of ₹ 39 crore and ₹ 72 crore as at March 31, 2020 and March 31, 2019, respectively, on the fair valuation of equity instruments through other comprehensive income. The Company has made an irrevocable election to present the subsequent changes in fair value of those instruments in other comprehensive income.

Effective portion of cash flow hedges

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve, and is transferred to the Statement of Profit and Loss upon the occurrence of the related forecast transaction.

On a standalone and consolidated basis, the balance as at March 31, 2020 is a deficit of ₹ 15 crore as compared to a surplus of ₹ 21 crore, net of tax in the previous year.

Exchange differences on translating the financial statements of a foreign operation

On a consolidated basis, the balance as at March 31, 2020 amounted to ₹ 1,207 crore, whereas the balance as at March 31, 2019 was ₹ 842 crore.

Other items of other comprehensive income

Other items of other comprehensive income consist of remeasurement gains / losses on our defined benefit plans and fair value changes on investments, net of taxes.

On a standalone basis, there was a remeasurement loss, net of taxes, of ₹ 184 crore during the current year, as compared to a remeasurement loss, net of taxes of ₹ 21 crore during the previous year. On a consolidated basis, there was a remeasurement loss, net of taxes, of ₹ 180 crore during the current year, as compared to a remeasurement loss, net of taxes, of ₹ 22 crore during the previous year.

Total equity attributable to equity holders of the Company

On a standalone basis, the total equity attributable to equity holders of the Company has reduced to ₹ 62,234 crore as at March 31, 2020, compared to ₹ 62,711 crore as at March 31, 2019, primarily on account of buyback of equity shares, dividends declared, partially offset by profit earned during the year.

On a consolidated basis, the total equity attributable to equity holders of the Company has increased to ₹ 65,450 crore as at March 31, 2020 from ₹ 64,948 crore as at March 31, 2019. The movement was primarily on account of profit earned during the year, offset by buyback of equity shares and dividends declared. On a consolidated basis, the book value per share is ₹ 154 as at March 31, 2020 compared to ₹ 150 as at March 31, 2019.

Application of funds

3. Property, plant and equipment

Additions to gross block – standalone

During the year, additions to gross block were ₹ 3,035 crore, comprising ₹ 2,263 crore on infrastructure, ₹ 765 crore in computer equipment and ₹ 7 crore on vehicles. Our infrastructure investments comprised ₹ 968 crore on buildings, ₹ 428 crore on plant and machinery, ₹ 11 crore to

acquire 105 acres of land primarily in the US (Indianapolis), Mysuru, Bengaluru and Mangaluru, ₹427 crore on furniture and fixtures, ₹159 crore on office equipment, and ₹270 crore on leasehold improvements.

During the previous year, additions to gross block were ₹3,040 crore, comprising ₹2,008 crore on infrastructure, ₹1,023 crore in computer equipment and ₹9 crore on vehicles. Our infrastructure investments comprised ₹915 crore on buildings, ₹460 crore on plant and machinery, ₹78 crore to acquire 367 acres of land primarily in Mangaluru, Bengaluru and Mysuru, ₹238 crore on furniture and fixtures,₹130 crore on office equipment, and ₹187 crore on leasehold improvements.

Additions to gross block – consolidated

During the year, additions to gross block were ₹3,437 crore, comprising ₹2,500 crore on infrastructure, ₹930 crore in computer equipment and ₹7 crore on vehicles. Our infrastructure investments comprised ₹1,056 crore on buildings, ₹475 crore on plant and equipment, ₹11 crore to acquire 105 acres of land primarily in the US (Indianapolis), Mysuru, Bengaluru and Mangaluru, ₹465 crore on furniture and fixtures, ₹169 crore on office equipment and ₹324 crore on leasehold improvements. Additions through business combinations during the year were ₹78 crore.

During the previous year, additions to gross block were ₹3,193 crore, comprising ₹2,055 crore on infrastructure, ₹1,129 crore in computer equipment and ₹9 crore on vehicles. Our infrastructure investments comprised ₹916 crore on buildings, ₹462 crore on plant and equipment, ₹78 crore to acquire 367 acres of land primarily in Mangaluru, Bengaluru and Mysuru, ₹254 crore on furniture and fixtures, ₹136 crore on office equipment and ₹209 crore on leasehold improvements. Additions through business combinations during the previous year were ₹47 crore. We have reclassified various assets with a gross block of ₹68 crore from assets held for sale during the year ended March 31, 2019. Refer to Note 2.1.2 of the *Consolidated financial statements* for further details.

Deductions to net block – standalone

During the year, we deducted ₹1 crore from the net block on the disposal of various assets as against ₹101 crore in the previous year.

We have reclassified land leaseholds with a gross block of ₹561 crore to Right-of-Use (ROU) assets on account of adoption of Ind AS 116, *Leases* during the year ended March 31, 2020. Refer to Note 2.3 of the *Standalone financial statements* for further details.

Deductions to net block – consolidated

During the year, we deducted ₹1 crore from the net block on the disposal of various assets as against ₹111 crore in the previous year.

We have reclassified land leaseholds with a net block of ₹572 crore to ROU assets on account of the adoption of Ind AS 116, *Leases* during the year ended March 31, 2020. Refer to Note 2.19 of the *Consolidated financial statements* for further details.

Capital expenditure commitments

On a standalone basis, we have a capital expenditure commitment of ₹1,305 crore as at March 31, 2020, as compared to ₹1,653 crore as at March 31, 2019. On a consolidated basis, we have a capital expenditure commitment of ₹1,365 crore as at March 31, 2020, as compared to ₹1,724 crore as at March 31, 2019.

4. Goodwill and other intangible assets

On a consolidated basis, carrying value of goodwill as on March 31, 2020 is ₹5,286 crore, which includes additions to goodwill amounting to ₹1,490 crore on account of acquisition of HIPUS, Stater and Simplus, and increase of ₹256 crore on account of translation. During the previous year, the carrying value of goodwill was ₹3,540 crore (₹863 crore was reclassified as "assets held for sale").

On a consolidated basis, the carrying value of intangible assets as on March 31, 2020 is ₹1,900 crore whereas on March 31, 2019, it was ₹691 crore. These primarily consist of intangible assets acquired through business combinations, stated at cost less accumulated amortization. Acquisition from business combinations for the year ended March 31, 2020 is ₹1,387 crore. We have reclassified Land use – rights-related net block of ₹62 crore to ROU assets on account of the adoption of Ind AS 116, *Leases* during the year ended March 31, 2020. Refer to Note 2.3.2 of the *Consolidated financial statements* for further details.

5. Financial assets

A. Investments

Subsidiaries

During the year, we have invested additionally in our subsidiaries, for the purpose of acquisition of entities, operations and expansions.

Subsidiary	In foreign currency	In ₹ crore
WongDoody Holding Company Inc	US$ 1.3 million	9
Infosys Nova Holdings LLC	US$ 180.0 million	1,335
Infosys Consulting Pte Ltd[1]	SGD 249.2 million	1,318

[1] Conversion of loan to Redeemable Preference shares

Investment in equity instruments of subsidiaries are carried at cost as per Ind AS 27, *Separate Financial Statements*.

During the year ended March 31, 2020, EdgeVerve repaid debentures amounting to ₹286 crore.

Infosys Tecnologia do Brasil Ltda, a wholly-owned subsidiary of Infosys Limited, merged into Infosys Consulting Ltda, a wholly-owned subsidiary of Infosys Limited effective October 1, 2019.

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a business transfer agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc and Skava Systems Private Limited (together referred to as "Skava"), to transfer the business of Skava to Infosys Limited, subject to securing

the requisite regulatory approvals for a consideration based on an independent valuation. The transaction is between a holding company and a wholly-owned subsidiary and the resulting impact would be recorded in "Other Reserves" at the time of transfer. As the transaction is between entities under common control, there will be no impact in the *Consolidated financial statements*.

Additionally, the Company has acquired the following entities through Infosys Consulting Pte Limited (a wholly-owned subsidiary of Infosys Ltd) and Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited):

HIPUS Co., Ltd (formerly, Hitachi Procurement Service Co. Ltd.) ("HIPUS")

On April 1, 2019, Infosys Consulting Pte Limited, a wholly-owned subsidiary of Infosys Limited, acquired 81% voting interests in HIPUS Co., Limited, a wholly-owned subsidiary of Hitachi Ltd, Japan, for a total cash consideration of JPY 3.29 billion (approximately ₹206 crore). HIPUS handles indirect materials purchasing functions for the Hitachi Group. The entity provides end-to-end procurement capabilities, through its procurement function expertise, localized team and BPM networks in Japan. The Company has recorded a financial liability for the estimated present value of its gross obligation to purchase the non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity.

Stater N.V.

On May 23, 2019, Infosys Consulting Pte Limited acquired 75% of voting interests in Stater N.V. ("Stater"), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherlands, for a total cash consideration of Euro 154 million (approximately ₹1,195 crore). Stater brings European mortgage expertise and a robust digital platform to drive superior customer experience. The Company has recorded a financial liability for the estimated present value of its gross obligation to purchase the non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity.

Outbox Systems Inc. dba Simplus

On March 13, 2020, Infosys Nova Holdings LLC acquired 100% of voting interests in Outbox Systems Inc. dba Simplus, a US-based Salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to US$ 250 million (approximately ₹1,892 crore), comprising of cash consideration of US$ 180 million (approximately ₹1,362 crore), contingent consideration of up to $20 million (approximately ₹151 crore), additional performance bonus and retention payouts of up to US$ 50 million (approximately ₹378 crore) payable to the employees of Simplus over the next three years, subject to their continuous employment with the group and meeting certain targets. Simplus brings to Infosys globally recognized Salesforce expertise, industry knowledge, solution assets, deep ecosystem relationships and a broad clientele, across a variety of industries.

Refer to *Annexure 1* to the *Board's report* for the statement pursuant to Section 129(3) of the Companies Act, 2013 for the summary of the financial performance of our subsidiaries. The audited financial statements and related information of subsidiaries will be available on our website, www.infosys.com.

Other investments

We invest in the startup ecosystem to gain access to innovation that, when combined with our services and solutions, can benefit our clients. These investments are typically minority equity positions in startup companies and / or venture capital funds.

We have invested US$ 69 million to date in such assets since inception. During the year, we divested our stake in two investments resulting in a net loss of US$ 7 million. Our investments are fair valued in line with our accounting policies. We have exited some of our investments either because the investee company was sold to new shareholders or it ceased to have any further strategic value to us. The carrying value of investments as on March 31, 2020 is US$ 22 million (₹163 crore). As of March 31, 2020, we have an additional US$ 8 million (₹61 crore) in uncalled capital commitments.

As per Ind AS 109, *Financial Instruments*, all financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Financial assets are subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income as the case may be.

For disclosures on financial assets including fair value hierarchy and financial risk management, refer to Note 2.10 of the *Standalone financial statements* and the *Consolidated financial statements*.

Our investments comprise mutual funds, fixed maturity plan securities, tax-free bonds, non-convertible debentures, certificates of deposit, commercial paper and government securities. Certificates of deposit represent marketable securities of banks and eligible financial institutions for a specified time period and with a high credit rating by domestic credit rating agencies. Investments made in non-convertible debentures represent debt instruments issued by government-aided institutions and financial institutions with high credit rating. Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, capital adequacy ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

B. Trade receivables

On a standalone basis, trade receivables amounted to ₹15,459 crore and ₹13,370 crore as of March 31, 2020 and March 31, 2019, respectively.

On a consolidated basis, trade receivables amounted to ₹18,487 crore and ₹14,827 crore as of March 31, 2020 and March 31, 2019, respectively.

Unbilled revenues comprise costs and earnings in excess of billings. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the US. On a consolidated

basis, days sales outstanding was 69 days for the year ended March 31, 2020, compared to 66 days in the previous year.

As per Ind AS 109, the Group uses the Expected Credit Loss (ECL) model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The movement in ECL during fiscals 2020 and 2019 is as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2020	2019	2020	2019
Opening balance	521	401	627	449
Impairment loss recognized	127	176	161	239
Amount written off	(89)	(67)	(100)	(73)
Translation difference	21	11	17	12
Closing balance	580	521	705	627

C. Cash and cash equivalents

On a standalone basis, balance in current and deposit accounts stood at ₹8,048 crore as at March 31, 2020, as compared to ₹10,957 crore as at March 31, 2019. Deposits with financial institutions stood at ₹5,514 crore as at March 31, 2020, as compared to ₹4,594 crore as at March 31, 2019. Refer to Note 2.8 of the *Standalone financial statements* for further details.

On a consolidated basis, balance in current and deposit accounts stood at ₹12,288 crore as at March 31, 2020, as compared to ₹14,197 crore as at March 31, 2019. Deposits with financial institutions stood at ₹6,361 crore as at March 31, 2020, as compared to ₹5,371 crore as at March 31, 2019. Refer to Note 2.8 of the *Consolidated financial statements* for further details.

Our cash and cash equivalents comprise deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Ratings are monitored periodically and the Group has considered the latest credit rating information to the extent available as at the date of approval of these consolidated financial statements.

On a standalone basis, we have a restricted cash balance of ₹101 crore as at March 31, 2020 as compared to ₹143 crore as at March 31, 2019 and on a consolidated basis, the same was ₹396 crore as at March 31, 2020, as compared to ₹358 crore as at March 31, 2019. These restrictions are primarily on account of bank balances held as margin money deposit against guarantees and cash balances held by irrevocable trusts controlled by us. The bank balances in India include both rupee accounts and foreign currency accounts. The bank balances in overseas accounts are maintained to meet the expenditure of the overseas operations and regulatory requirements.

D. Loans

The details of loans are as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2020	2019	2020	2019
Non-current				
Loans to subsidiaries	277	–	–	–
Loans to employees	21	16	21	19
Current				
Loans to subsidiaries	103	841	–	–
Loans to employees	204	207	239	241
Total	605	1,064	260	260

We provide personal loans and salary advances to employees. Of the total loans and advances of ₹260 crore given to employees on a consolidated basis, ₹239 crore is recoverable in 12 months.

Loans to subsidiaries as at March 31, 2020, includes ₹277 crore to Infosys Consulting Pte Ltd (Non-current), ₹94 crore to Infosys China (Current), and ₹9 crore given to Infosys Consulting S.R.L. (Current). As at March 31, 2019, loans to subsidiaries included ₹663 crore to Infosys Consulting Pte Ltd, ₹89 crore to Infosys Consulting Holding AG, ₹82 crore to Infosys China, and ₹7 crore given to Brilliant Basics Holdings Limited.

E. Other financial assets

The details of other financial assets are as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2020	2019	2020	2019
Non-current				
Security deposits	46	47	50	52
Rental deposits	169	149	221	193
Net investment in sub-lease of right-of-use asset[(1)]	398	–	398	–
Restricted deposits	–	–	55	67
Others	–	–	13	–
Current				
Security deposits	1	1	8	4
Rental deposits	4	3	27	15
Restricted deposits	1,643	1,531	1,795	1,671
Unbilled revenues	1,973	1,541	2,796	2,093
Interest accrued but not due	441	865	474	905
Foreign currency forward and options contracts	19	321	62	336
Escrow and other deposits pertaining to buyback[(2)]	–	257	–	257
Net investment in sub-lease of right-of-use asset	35	–	35	–
Others[(3)]	282	315	260	224
Total	5,011	5,030	6,194	5,817

(1) On account of adoption of Ind AS 116, *Leases*

(2) Utilized for buyback

(3) Includes intercompany receivables non-revenue of ₹93 crore and ₹127 crore for fiscal 2020 and 2019, respectively

Restricted deposits represent amounts deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

Unbilled revenues are classified as Financial assets as right to consideration is unconditional and is due only after passage of time.

Interest accrued but not due has decreased as compared to previous year due to significant maturities in fixed deposits resulting in movement from accrued interest.

Foreign currency forward and options contracts are entered into to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income.

On transition, the adoption of the new standard Ind AS 116, *Leases* resulted in recognition of Net investment in sub-lease of ROU asset of ₹430 crore.

6. Other assets

in ₹ crore

Particulars	Standalone		Consolidated	
	2020	2019	2020	2019
Non-current				
Capital advances	310	486	310	489
Prepaid gratuity	143	25	151	42
Deferred contract cost	10	226	101	277
Prepaid expenses	51	95	87	162
Withholding taxes and others	759	908	777	929
Advance for business combination	–	–	–	206
Current				
Payment to vendors for supply of goods	129	94	145	109
Deferred contract cost	11	52	33	58
Prepaid expenses	736	580	968	751
Unbilled revenues	3,856	2,904	4,325	3,281
Withholding taxes and others	1,356	1,290	1,583	1,488
Other receivables	–	–	28	–
Total	7,361	6,660	8,508	7,792

Capital advances represent the amount paid in advance on capital expenditure.

Deferred contract costs are upfront costs incurred / payments made for the contract and are amortized over the term of the contract.

Unbilled revenues are classified as non-financial asset where the right to consideration is dependent on completion of contractual milestones.

Advance for business combination: on April 01, 2019 Infosys Consulting Pte Limited (wholly-owned subsidiary of Infosys Limited) acquired 81% of voting interests in Hitachi Procurement Service Co., Ltd., (HIPUS), Japan and paid an advance to Hitachi towards cash consideration on March 29, 2019.

Withholding taxes and others represent local taxes payable in various countries in which we operate.

7. Deferred tax assets / liabilities

in ₹ crore

Particulars	Standalone		Consolidated	
	2020	2019	2020	2019
Deferred tax assets, net	1,429	1,114	1,744	1,372
Deferred tax liabilities, net	556	541	968	672

Deferred tax assets primarily comprise deferred taxes on property, plant and equipment, lease liabilities, compensated absences, allowances for trade receivables, credits related to branch profit taxes and derivative financial instruments. Deferred tax liability primarily comprises branch profit taxes and deferred tax on intangible assets.

Net deferred tax asset comprising deferred tax assets less deferred tax liabilities has increased primarily on account of temporary differences on derivative financial instruments, lease liabilities, credit related to branch profit tax, intangible assets pertaining to acquisitions, intangible assets reclassified from "Held for Sale" partially offset by property, plant and equipment, compensated absence and trade receivables.

8. Income tax assets / liabilities

in ₹ crore

Particulars	Standalone		Consolidated	
	2020	2019	2020	2019
Income tax assets (net)	4,773	6,293	5,391	6,743
Income tax liabilities (net)	1,302	1,458	1,490	1,567

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be claimed as a credit against our tax liabilities in India.

9. Financial liabilities

The details of trade payables and other financial liabilities are as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2020	2019	2020	2019
Non-current				
Accrued compensation to employees	12	–	22	15
Compensated absences	32	38	38	44
Financial liability under option arrangements	–	–	621	–
Payable for acquisition of business – Contingent consideration	–	41	121	88

Particulars	Standalone		Consolidated	
	2020	2019	2020	2019
Rental deposit	5	–	–	–
Other payables	–	–	5	–
Current				
Trade payables	1,529	1,604	2,852	1,655
Unpaid dividends	30	29	30	29
Accrued compensation to employees	2,264	2,006	2,958	2,572
Accrued expenses	2,646	2,310	3,921	3,319
Retention monies	30	60	72	112
Payable for acquisition of business – Contingent consideration	151	75	219	102
Capital creditors	254	653	280	676
Compensated absences	1,497	1,373	1,832	1,619
Foreign currency forward and options contracts	461	13	491	15
Financial liability relating to buyback	–	1,202	–	1,202
Payable by controlled trusts	–	–	188	168
Other payables	603	807	490	638
Total	9,514	10,211	14,140	12,254

Liabilities for accrued compensation to employees include the provision for bonus, accrued salaries, incentives and retention bonus payable to the staff.

Payable for acquisition of business represents contingent consideration payable to the sellers of certain acquired entities depending on the achievement of certain financial targets.

Financial liability under option arrangements represents redemption liability towards Stater and HIPUS acquisitions to purchase / sell the corresponding minority stake.

In accordance with Ind AS 32, *Financial Instruments: Presentation*, the Company had recorded a financial liability of ₹ 1,202 crore for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback as of March 31, 2019. The liability has been utilized towards buyback of equity shares which was completed on August 26, 2019.

Accrued expenses represent amounts accrued for other operational expenses. Retention monies represent monies withheld on contractor payments, pending final acceptance of their work.

Compensated absences are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation.

10. Other liabilities

in ₹ crore

Particulars	Standalone		Consolidated	
	2020	2019	2020	2019
Non-current				
Deferred income – government grant on land use rights	–	–	43	42
Deferred rent	–	140	–	174
Accrued provident fund liability	185	–	185	–
Accrued gratuity	–	–	28	30
Deferred income	22	29	21	29
Others	–	–	2	–
Current				
Unearned revenue	2,140	2,094	2,990	2,809
Client deposits	9	19	18	26
Withholding taxes and others	1,344	1,168	1,759	1,487
Accrued provident fund liability	64	–	64	–
Deferred income – government grant on land use rights	–	–	2	1
Accrued gratuity	–	–	3	2
Deferred rent	(1)–	54	(1)–	63
Others	–	–	6	–
Total	3,764	3,504	5,121	4,663

(1) On account of adoption of Ind AS 116, *Leases*

Advance client billings in excess of costs and earnings are classified as unearned revenue.

Withholding and other taxes payable represent local taxes payable in various countries in which we operate.

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social and economic factors in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by the Actuarial Society of India.

Sensitivity analysis for significant defined benefit plans for fiscal 2020 over fiscal 2019

We provide for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

The following table sets forth the defined benefit relating and fair value of plan assets as of March 31, 2020 and March 31, 2019 pertaining to our Gratuity Plan:

in ₹ crore

Particulars	Consolidated	
	2020	2019
Benefit obligation at the end	1,402	1,351
Fair value of plan assets at the end	1,522	1,361
Funded status	120	10
Prepaid gratuity benefit	151	42
Accrued gratuity	(31)	(32)

Further, we also provide for provident fund to eligible employees of Infosys, which is a defined benefit plan as the Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate. As of March 31, 2020 we had a benefit obligation of ₹7,366 crore and fair value of plan assets of ₹7,117 crore resulting in a net liability of ₹249 crore. There is no shortfall as at March 31, 2019.

See Note 2.20.1, *Gratuity*, and 2.20.2, *Provident Fund*, of the *Consolidated financial statements* in the Annual Report for disclosures on assumptions used, basis of determination of assumptions and sensitivity analysis for significant actuarial assumptions.

11. Provisions

Provision for post-sales client support is towards likely cost for providing client support to fixed-price and fixed-timeframe contracts. On a standalone basis, these provisions amounted to ₹506 crore as at March 31, 2020, as compared to ₹505 crore as at March 31, 2019. On a consolidated basis, provision for post-sales client support amounted to ₹572 crore as at March 31, 2020, as compared to ₹576 crore as at March 31, 2019.

12. Adoption of Ind AS 116, *Leases*

Effective April 1, 2019, the Group adopted Ind AS 116, *Leases* and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Consequently, the Group recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the ROU asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted at the lessee's incremental borrowing rate at the date of initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore will continue to be reported under the accounting policies included as part of our Annual Report for year ended March 31, 2019.

On transition, the adoption of the new standard resulted in the recognition of ROU asset of ₹2,907 crore and ₹1,861 crore on a consolidated and standalone basis, respectively, 'Net investment in sublease' of ROU asset of ₹430 crore on both standalone and consolidated basis, and a lease liability of ₹3,598 crore and ₹2,491 crore on a consolidated and standalone basis, respectively. The cumulative effect of applying the standard, amounting to ₹40 crore and ₹17 crore, was debited to retained earnings, net of taxes on a consolidated and standalone basis, respectively. The effect of this adoption is insignificant on the profit before tax, profit for the period and earnings per share. Ind AS 116, *Leases* resulted in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

IV. Results of our operations

The function-wise classification of the Standalone Statement of Profit and Loss is as follows:

in ₹ crore

Particulars	Year ended March 31,			
	2020	%	2019	%
Revenue from operations	79,047	100.0	73,107	100.0
Cost of sales	52,816	66.8	47,412	64.8
Gross profit	26,231	33.2	25,695	35.2
Operating expenses				
Selling and marketing expenses	3,814	4.8	3,661	5.0
General and administration expenses	4,526	5.7	4,225	5.8
Total operating expenses	8,340	10.6	7,886	10.8
Operating profit	17,891	22.6	17,809	24.4
Reduction in the fair value of assets held for sale	–	–	(265)	(0.4)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	–	–	(469)	(0.6)
Finance cost	(114)	(0.1)	–	–
Other income, net	2,700	3.4	2,852	3.9
Profit before tax	20,477	25.9	19,927	27.3
Tax expense	4,934	6.2	5,225	7.2
Profit for the year	15,543	19.7	14,702	20.1

The function-wise classification of the Consolidated Statement of Profit and Loss is as follows:

in ₹ crore

Particulars	Year ended March 31,			
	2020	%	2019	%
Revenue from operations	90,791	100.0	82,675	100.0
Cost of sales	60,732	66.9	53,867	65.2
Gross profit	30,059	33.1	28,808	34.8
Operating expenses				
Selling and marketing expenses	4,711	5.2	4,473	5.4
General and administration expenses	5,974	6.6	5,455	6.6
Total operating expenses	10,685	11.8	9,928	12.0
Operating profit	19,374	21.3	18,880	22.8
Reduction in the fair value of disposal group held for sale	–	–	(270)	(0.3)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	–	–	(451)	(0.5)
Finance cost	(170)	(0.2)	–	–
Other income, net	2,803	3.1	2,882	3.5
Profit before tax	22,007	24.2	21,041	25.5
Tax expense	5,368	5.9	5,631	6.9
Profit after tax	16,639	18.3	15,410	18.6
Non-controlling interests	45	(0.1)	6	–
Profit attributable to the owners of the Company	16,594	18.2	15,404	18.6

1. Revenue

The growth in our revenues in fiscal 2020 from fiscal 2019 is as follows:

in ₹ crore

Particulars	Standalone			Consolidated		
	2020	2019	% change	2020	2019	% change
Revenue	79,047	73,107	8.1	90,791	82,675	9.8

The increase in revenues was primarily attributable to an increase in large deal wins and the volume across most of the segments.

The revenues from digital and core services for fiscals 2020 and 2019 are as follows:

in ₹ crore

Particulars	Consolidated		
	2020	2019	% change
Digital revenue	35,617	25,797	38.1
Core revenue	55,174	56,878	(3.0)

We have evaluated the impact of COVID-19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service-level agreements, and (iv) termination or deferment of contracts by customers. We have concluded that the impact of COVID-19 was not significant based on these estimates for fiscal 2020.

Revenue growth in reported terms includes impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms, which represents the real growth in revenue excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current period revenues in respective local currencies converted to INR using prior-period exchange rates and comparing the same to our prior-period reported revenues. Our revenues for fiscal 2020 in constant currency grew by 9.8%. We added 376 new customers (gross) during fiscal 2020 as compared to 345 new customers (gross) during fiscal 2019. For fiscals 2020 and 2019, 97.5% and 97.3%, respectively, of our revenues came from repeat business, which we define as revenues from a client that also contributed to our revenues during the prior fiscal.

On a consolidated basis, for the year ended March 31, 2020, approximately 97.4% were export revenues whereas 2.6% were domestic revenues, while for the year ended March 31, 2019, 97.5% were export revenues whereas 2.5% were domestic revenues.

The composition of currency-wise revenues for the years ended March 31, 2020 and March 31, 2019 was as follows:

in %

Currency	Consolidated	
	2020	2019
US Dollar	67.5	67.3
UK Pound Sterling	4.9	5.0
Euro	12.4	11.9
Australian Dollar	6.8	7.9
Others	8.4	7.9
Total	100.0	100.0

Our revenues are generated principally from services provided either on a time-and-materials, unit of work, fixed-price, or fixed-timeframe basis. Revenue on time-and-material and unit of work-based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or using a percentage of completion method when the pattern of benefits from the

services rendered to the customer and our costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Revenue from licenses where the customer obtains a "right to use" the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a "right to access" is recognized over the access period. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. The percentage of revenue from fixed price contracts for the years ended March 31, 2020 and March 31, 2019 is approximately 55%.

Our revenues are segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client locations or at our development centers outside India, while offshore revenues are for services which are performed at our global development centers in India.

The percentage of our revenues by location from billable IT services professionals for fiscals 2020 and 2019 is as follows:

in %

Particulars	Consolidated	
	2020	2019
Onsite revenue	54.8	54.9
Offshore revenue	45.2	45.1
Total	100.0	100.0

The proportion of work performed at our facilities and at client sites varies from period to period. The services performed onsite typically generate higher revenues per capita, but at lower gross margins in percentage as compared to the services performed at our own facilities in India. Therefore, any increase in the onsite effort impacts our margins.

The details of billable hours expended for onsite and offshore on our IT services professionals for fiscals 2020 and 2019 are as follows:

in %

Particulars	Consolidated	
	2020	2019
Onsite effort	28.1	28.6
Offshore effort	71.9	71.4
Total	100.0	100.0

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization for IT services as the proportion of total billed person months to total available person months, excluding sales, administrative and support personnel.

The utilization rates of billable IT services professionals are as follows:

in %

Particulars	Consolidated	
	2020	2019
Including trainees	80.3	80.1
Excluding trainees	84.0	84.3

IT services, wherever mentioned above, represent services excluding business process management services and products and platforms business.

The break-up of revenues from software and professional services and products and platforms is as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2020	2019	2020	2019
Software and professional services	78,809	72,845	85,260	78,359
Software products and platforms	238	262	5,531	4,316
Total revenue from operations	79,047	73,107	90,791	82,675

Refer to the 'Segmental profitability' section in this report for more details on the analysis of segment revenues.

Revenue per employee has increased from US$ 54,038 in fiscal 2019 to US$ 54,142 in fiscal 2020 on a consolidated basis.

2. Expenditure

Cost of sales – standalone

in ₹ crore

Particulars	2020	%	2019	%	Growth %
Revenues	79,047	100.0	73,107	100.0	8.1
Cost of sales					
Salaries and bonus	38,277	48.4	34,524	47.2	10.9
Cost of technical sub-contractors	8,446	10.7	7,646	10.4	10.5
Travelling cost	1,726	2.2	1,392	1.9	24.0
Cost of software packages for own use	809	1.0	789	1.1	2.5
Third-party items bought for service delivery to clients	842	1.1	853	1.2	(1.3)
Communication cost	201	0.3	145	0.2	38.6
Short-term leases	34	–	–	–	–
Operating lease payments	–	–	185	0.3	–

Particulars	2020	%	2019	%	Growth %
Provisions / (reversals) for post-sales client support	4	–	(6)	–	(166.67)
Depreciation and amortization expenses	2,144	2.7	1,599	2.2	34.1
Repairs and maintenance	333	0.4	285	0.3	16.8
Others	–	–	–	–	–
Total cost of sales	52,816	66.8	47,412	64.8	11.4

Cost of sales – consolidated

in ₹ crore

Particulars	2020	%	2019	%	Growth %
Revenues	90,791	100.0	82,675	100.0	9.8
Cost of sales					
Salaries and bonus	45,477	50.1	40,498	49.0	12.3
Cost of technical sub-contractors	6,712	7.4	6,031	7.3	11.3
Travelling cost	2,045	2.2	1,769	2.1	15.6
Cost of software packages for own use	1,010	1.1	906	1.1	11.5
Third-party items bought for service delivery to clients	1,667	1.8	1,623	2.0	2.7
Consultancy and professional charges	50	0.1	46	0.1	8.7
Communication cost	300	0.3	238	0.3	26.1
Short-term leases	65	0.1	–	–	–
Operating lease payments	–	–	362	0.4	–
Provisions for post-sales client support	–	–	1	–	–
Depreciation and amortization expenses	2,893	3.2	2,011	2.4	43.9
Repairs and maintenance	501	0.6	370	0.5	35.4
Others	12	–	12	–	–
Total cost of sales	60,732	66.9	53,867	65.2	12.7

On a standalone basis, cost of sales was 66.8% of revenues, compared to 64.8% during the previous year. On a consolidated basis, cost of sales was 66.9% of revenues, compared to 65.2% during the previous year. The cost of efforts, comprising employee cost and cost of technical sub contractors, has increased as a percentage of revenue from 57.6%% in fiscal 2019 to 59.1% in fiscal 2020 on a standalone basis and from 56.3% in fiscal 2019 to 57.5% in fiscal 2020 on a consolidated basis, on account of increase in volume, increase in compensation, increase in usage of technical sub-contractors to meet the talent crunch and lower utilization partially offset by improvement in onsite mix.

On a standalone basis, the cost of technical sub-contractors included ₹2,824 crore towards the purchase of services from subsidiaries for the year ended March 31, 2020, as against ₹2,423 crore in the previous year. The details of such related party transactions are available in Note 2.23 to the *Standalone financial statements* in the Annual Report.

On a standalone basis, the travelling cost representing the cost of travel included in cost of sales constituted approximately 2.2% and 1.9% of total revenue for the years ended March 31, 2020 and March 31, 2019, respectively. On a consolidated basis, travelling cost for cost of sales constituted approximately 2.2% and 2.1% of total revenue for the years ended March 31, 2020 and March 31, 2019 respectively.

Cost of software packages primarily represents the cost of software packages and tools procured for our internal use. On a standalone basis, the cost of software packages was 1.0% of revenues, compared to 1.1% during the previous year. On a consolidated basis, the cost of software packages was 1.1% of the revenues for both the years.

Third-party items bought for service delivery to clients include software and hardware items.

A large part of our revenues is generated from software development centers in India. We use high-end communication tools to establish real-time connections with our clients. On a standalone basis, the communication costs represent approximately 0.3% and 0.2% of the revenues for the year ending March 31, 2020 and March 31, 2019 respectively. On a consolidated basis, the communication costs represent approximately 0.3% of revenues for each of the years ended March 31, 2020 and March 31, 2019.

Under Ind AS 116, we recognized a ROU asset and a corresponding lease liability for all lease arrangements in which we are a lessee, except for leases with a term of 12 months or less (short-term leases). For these short-term leases, we recognized the lease payments as an operating expense on a straight-line basis over the term of the lease.

The Group provides its clients with a fixed-period post-sales support on all its fixed-price, fixed-timeframe contracts. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

On a standalone basis, we provided ₹2,144 crore and ₹1,599 crore towards depreciation and amortization, representing 2.7% and 2.2% of total revenues for the years ended March 31, 2020 and March 31, 2019, respectively. Depreciation for the

year ended March 31, 2020 includes additional amortisation expense on account of adoption of Ind AS 116, *Leases*.

On a consolidated basis, we provided ₹2,893 crore and ₹2,011 crore towards depreciation and amortization, representing 3.2% and 2.4% of total revenues for the years ended March 31, 2020 and March 31, 2019, respectively. Depreciation for the year ended March 31, 2020 includes additional amortisation charge on account of adoption of Ind AS 116, *Leases*.

On a standalone and consolidated basis, repairs and maintenance represent approximately 0.4% and 0.6% of the revenues, respectively which was 0.3% and 0.5% at standalone and consolidated level respectively in the previous year.

Gross profit

On a standalone basis, the gross profit during the year was ₹26,231 crore, representing 33.2% of revenues, compared to ₹25,695 crore, representing 35.2% of revenues in the previous year.

On a consolidated basis, the gross profit during the year was ₹30,059 crore, representing 33.1% of revenues, compared to ₹28,808 crore, representing 34.8% of revenues in the previous year.

Selling and marketing expenses

On a standalone basis, we incurred selling and marketing expenses at 4.8% of our total revenues in the year ended March 31, 2020, compared to 5.0% of our total revenues in the year ended March 31, 2019. Selling and marketing expenses primarily comprise employee costs, travelling costs and branding and marketing costs. All other expenses, excluding employee costs, amounted to 1.1% of revenues during the year, which is 1.4% in the previous year.

On a consolidated basis, we incurred selling and marketing expenses at 5.2% of our total revenues in the year ended March 31, 2020, as compared to 5.4% in the year ended March 31, 2019. All other expenses, excluding employee costs, amounted to 1.2% and 1.5% of our total revenues in the years ended March 31, 2020 and March 31, 2019, respectively.

The selling and marketing expenses have marginally reduced as a percentage of revenue during fiscal 2020 from fiscal 2019, mainly on account of a decrease in consultancy and professional charges and a reduction in operating lease payments on adoption of Ind AS 116, *Leases* from fiscal 2020 resulting in amortization expense of ROU assets considered under cost of sales partially offset by an increase in employee benefit cost.

General and administration expenses

On a standalone basis, our general and administration expenses amounted to 5.7% of our total revenues in the current year and 5.8% in previous year. All other expenses, excluding employee costs, were 4.2% of revenues during the year and the previous year.

On a consolidated basis, our general and administration expenses amounted to 6.6% of our total revenues in the current year, which is the same as the previous year. All other expenses, excluding employee costs, were 4.6% of revenues during the year, as compared to 4.7% during the previous year.

General and administration expenses as a percentage of revenues has remained almost the same in fiscal 2020 as compared to fiscal 2019.

On a consolidated basis the employee benefit costs as a percentage of revenue has marginally increased by 0.1% in fiscal 2020 as compared to fiscal 2019 partially offset by reduction in impairment losses on financial assets due to specific provisions made for certain customers in the previous fiscal and reduction in operating lease payments on adoption of Ind AS 116, *Leases* from fiscal 2020 resulting in amortization of ROU assets considered under cost of sales.

Corporate social responsibility (CSR)

As per Section 135 of the Companies Act, 2013 ("the Act"), a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit computed as mandated by the Act for the immediately preceding three financial years on CSR activities. The areas of CSR activities that we have chosen to spend on are the areas of protection of national heritage, restoration of historical sites, and promotion of art and culture ; destitute care and rehabilitation ; environmental sustainability and ecological balance ; promoting education, and enhancing vocational skills ; promoting healthcare including preventive healthcare, and rural development projects. A CSR committee has been formed by the Company as per the Act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Act.

The gross amount required to be spent by the Company during the year is ₹360 crore and there was no amount unspent during the year.

Amount spent during the year on :

in ₹ crore

Particulars	In cash	Yet to be paid in cash	Total
1. Construction / acquisition of any asset	–	–	–
2. On purposes other than (1) above	357	3	360

3. Operating profits

During the year, on a standalone basis, we earned an operating profit of ₹17,891 crore, representing 22.6% of total revenues, compared to ₹17,809 crore, representing 24.4% of total revenues, during the previous year.

During the year, on a consolidated basis, we earned an operating profit of ₹19,374 crore, representing 21.3% of total revenues, compared to ₹18,880 crore, representing 22.8% of total revenues, during the previous year.

The decrease in operating profit as a percentage of revenue for the current year as compared to the previous year was primarily attributable to a decrease of gross profit as a percentage of revenue during the same period partially offset by decrease in selling and marketing expenses as a percentage of revenue.

4. Other income, net & finance cost

The following table sets forth our other income and finance cost for fiscals 2020 and 2019:

in ₹ crore

Particulars	Standalone			Consolidated		
	2020	2019	% change	2020	2019	% change
Other income	2,700	2,852	(5.3)	2,803	2,882	(2.7)
Finance cost	114	–	–	170	–	–

On a standalone basis, other income for fiscal 2020 primarily includes income from investments of ₹ 1,731 crore, foreign exchange gain of ₹ 1,056 crore on translation of other assets and liabilities, offset by a foreign exchange loss of ₹ 528 crore on forward and options contracts.

During the previous year, other income primarily included income from investments of ₹ 2,171 crore, a foreign exchange gain of ₹ 184 crore on forward and options contracts and foreign exchange gain of ₹ 144 crore on translation of other assets and liabilities.

On a consolidated basis, other income for fiscal 2020 primarily includes income from investments of ₹ 1,837 crore, foreign exchange gain of ₹ 1,023 crore on translation of other assets and liabilities, offset by a foreign exchange loss of ₹ 511 crore on forward and options contracts.

During the previous year, other income primarily included income from investments of ₹ 2,222 crore and a foreign exchange gain of ₹ 185 crore on forward and options contracts and foreign exchange gain of ₹ 133 crore on translation of other assets and liabilities.

Interest income in fiscal 2020 has declined as compared to fiscal 2019 primarily due to a decrease in investable base on account of the execution of the Capital Allocation Policy of the Company.

We use foreign exchange forward and options contracts to hedge our exposure against movements in foreign exchange rates.

Finance cost is on account of adoption of Ind AS 116, *Leases*. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases.

Other income includes ₹ 250 crore and ₹ 259 crore for the year ended March 31, 2020 in the standalone and consolidated financial statements of the Company, respectively, towards interest on income tax refund. For the year ended March 31, 2019, the same was ₹ 50 crore and ₹ 51 crore at a standalone and consolidated level, respectively.

Disposal group reclassified as "Held for Sale"

During the year ended March 2018, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya, collectively referred to as the "disposal group". The disposal group was classified and presented separately as "Held for Sale" and was carried at the lower of carrying value and fair value. During fiscal 2019, on remeasurement, the Company recorded a reduction in the fair value of disposal group held for sale amounting to ₹ 270 crore in respect of Panaya.

Further, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the disposal group did not meet the criteria for "Held for Sale" classification and accordingly, in accordance with Ind AS 105, *Non-current Assets held for Sale and Discontinued Operations*, the assets and liabilities of Panaya and Skava were included on a line by line basis in the consolidated financial statements for the year ended and as at March 31, 2019 and an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of ₹ 451 crore in respect of Skava was recorded in the consolidated statement of comprehensive income for fiscal 2019.

In the Standalone financial statements of the Company, a further reduction of ₹ 265 crore was recorded in respect of Panaya during the year ended March 31, 2019 and on reclassification of these investments from "Held for Sale", the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of ₹ 469 crore in respect of Skava.

5. Provision for tax

We have provided for our tax liability both in India and overseas. The applicable Indian corporate statutory tax rate for the years ended March 31, 2020 and March 31, 2019 is 34.94%.

In India, we have benefitted from certain tax incentives that the Company has received for the export of software from units registered under the Software Technology Park (STP) Scheme and we continue to benefit from certain tax incentives for the units registered under the SEZ Act, 2005. However, the income tax incentives provided by the Government of India for STP units have expired, and the income from all of our STP units are now taxable. SEZ units, which began providing services on or after April 1, 2005, are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains for further five years thereafter is subject to the creation of a SEZ Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961. In the event, the Company is not able to utilize the SEZ reserve for investment in plant and machinery within the timeline specified under the Income Tax Act, Company will have to pay tax on the unutilized reserve following the expiry of year specified. This would result in increase in tax cost.

As a result of these tax incentives, a portion of pre-tax income has not been subject to income tax. These tax incentives

resulted in a decrease in income tax expense by ₹2,637 crore on a standalone basis and ₹2,718 crore on a consolidated basis for the year ended March 31, 2020, and ₹2,628 crore on a standalone basis and ₹2,705 crore on a consolidated basis for the year ended March 31, 2019.

Particulars	Standalone		Consolidated	
	2020	2019	2020	2019
Income tax expense (in ₹ crore)	4,934	5,225	5,368	5,631
Effective tax rate (in %)	24.1	26.2	24.4	26.8

On a standalone basis, the effective tax rate (based on profit before tax) decreased to 24.1% in fiscal 2020, as compared to 26.2% in fiscal 2019. On a consolidated basis, the effective tax rate for fiscal 2020 and fiscal 2019 was 24.4% and 26.8%, respectively. Effective tax rate is generally influenced by various factors, including differential tax rates, non-deductible expenses, exempt non-operating income, overseas taxes, benefits from SEZ units, tax reversals and provisions, and other tax deductions. The decrease in effective tax rate from fiscal 2019 to fiscal 2020 was mainly due to increase in tax reversal (net of provisions), reduction in non-deductible expenses and increase in tax benefits from SEZ units as a percentage of profit before income tax.

During the year ended March 31, 2019, the Company entered into an Advance Pricing Agreement in an overseas jurisdiction resulting in a reversal of income tax expense of ₹94 crore which pertained to prior periods.

During the current year, on a consolidated basis, the tax expense includes reversal of provisions of ₹508 crore made in earlier periods, partially offset by an additional tax provision of ₹129 crore pertaining to earlier periods. For the previous year additionally, the tax reversals comprise a reversal of provisions of ₹299 crore made in earlier periods, partially offset by an additional tax provision of ₹170 crore pertaining to prior periods.

On a standalone basis, the tax expense includes reversal of provisions of ₹368 crore made in earlier periods, partially offset by an additional tax provision of ₹70 crore pertaining to earlier periods. For the previous year additionally, the tax reversals comprise a reversal of provisions of ₹266 crore made in earlier periods, partially offset by an additional tax provision of ₹169 crore pertaining to prior periods.

These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the Company across various jurisdictions and on account of changes to tax regulations. The additional provision pertaining to prior periods is primarily due to audits, assessments and filing of tax returns in various jurisdiction.

Refer to Note 2.22, 'Contingent liabilities and commitments', in the consolidated and standalone financial statements in the Annual Report for disclosures on claims against the Company not acknowledged as debts.

6. Net profit after tax

On a standalone basis, our net profit increased by 5.7% to ₹15,543 crore for the year ended March 31, 2020 from ₹14,702 crore in the previous year. This represents 19.7% and 20.1% of total revenue for the years ended March 31, 2020 and March 31, 2019, respectively.

On a consolidated basis, our net profit increased by 7.7% to ₹16,594 crore for the year ended March 31, 2020 from ₹15,404 crore in the previous year. This represents 18.3% and 18.6% of total revenue for the years ended March 31, 2020 and March 31, 2019, respectively.

Reduction in the fair value of the disposal group held for sale and adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" had caused a decline in net profit for fiscal 2019.

The decrease in net profit as a percentage of revenues for fiscal 2020 as compared to fiscal 2019 was primarily attributable to decrease in operating profit by 1.5% and a decrease in other income and finance cost by 0.6% as a percentage of revenue offset by decrease of 0.9% in tax expense as a percentage of revenue.

7. Earnings per share (EPS)

The details of change in EPS on standalone and consolidated basis are as follows:

Particulars	Standalone			Consolidated		
	2020 (₹)	2019 (₹)	% increase	2020 (₹)	2019 (₹)	% increase
Basic	36.34	33.66	8.0	38.97	35.44	10.0
Diluted	36.32	33.64	8.0	38.91	35.38	10.0

The weighted average equity shares used in computing earnings per equity share are as follows:

Particulars	Standalone		Consolidated	
	2020	2019	2020	2019
Basic	427,70,30,249	436,82,12,119	425,77,54,522	434,71,30,157
Diluted	427,98,08,826	437,04,12,348	426,51,44,228	435,34,20,772

The Company completed its share buyback on August 26, 2019.

8. Segmental profitability

The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance performance of their business. Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in Public Service. This is discussed in detail in Note 2.24 to the *Consolidated financial statements* in this Annual Report.

Business segments – consolidated

in ₹ crore

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences	All other segments	Total
Segmental revenues									
2020	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791
2019	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675
Growth %	8.1	3.5	14.9	13.0	12.0	12.9	12.2	7.7	9.8
Segmental operating income									
2020	7,306	4,212	2,424	3,216	2,059	1,604	1,431	64	22,316
2019	6,878	4,034	2,517	2,542	1,853	1,548	1,419	116	20,907
Growth %	6.2	4.4	(3.7)	26.5	11.1	3.5	0.8	(44.5)	6.7
Segmental operating margin (%)									
2020	25.5	30.0	20.2	27.4	22.6	23.0	24.5	2.6	24.6
2019	26.0	29.8	24.1	24.5	22.7	25.1	27.3	5.1	25.3

The following graph sets forth our revenue by geography:



Segmental revenues
in ₹ crore
50,038
10,647
2,048
19,942
55,807
10,703
2,365
21,916
2019
82,675
2020
90,791
Growth in %
North America - 11.5%
India - 15.5%
Europe - 9.9%
Rest of the World - 0.5%

Overall segment profitability has decreased primarily on account of compensation increase, higher visa cost for H1 visas and cross currency fluctuations partially offset by benefit on account of rupee depreciation and cost optimization benefits. Consequent to adoption of Ind AS 116, *Leases* effective April 1, 2019, lease rentals considered earlier under segment profitability are now excluded as amortization of ROU assets is considered unallocable expenses for the year ended March 31, 2020.

9. Liquidity

Our principal source of liquidity are cash and cash equivalents and cash flow that we generate from operations. We have no outstanding borrowings. We believe our working capital is sufficient for our requirements.

Our growth has been financed largely through cash generated from operations.

Particulars	Standalone		Consolidated	
	2020	2019	2020	2019
Net cash generated by operating activities	15,572	13,989	17,003	14,841
Net cash (used in) / generate by investing activities	(116)	(587)	(239)	(575)
Net cash used in financing activities	(17,391)	(14,571)	(17,591)	(14,512)

Our cash flows are robust and our operating cash flows have increased from ₹ 14,841 crore in fiscal 2019 to ₹ 17,003 crore in fiscal 2020 mainly on account of lower income tax payments and higher income tax refunds. On account of adoption of Ind AS 116, *Leases*, lease payments amounting to ₹ 571 crore are excluded from operating activities and included in financing activities resulting in an increase in cash inflow from operating activities. Our liquidity position could be adversely affected if our ability to bill and/ or collect from our customers on time is impacted due to COVID-19 disruptions; either due to disruptions on Indian operations or at the customers' end.

Capital Allocation Policy

Refer to *Board's report* in this Annual Report for details on our Capital Allocation Policy reviewed and approved on dated July 12, 2019.

10. Related party transactions

These have been discussed in detail in Note 2.23 to the *Standalone financial statements* in this Annual Report.

11. Events occurring after Balance Sheet date

There were no significant events that occurred after the Balance Sheet date apart from the ones mentioned in 'Material changes and commitments affecting financial position between the end of the fiscal and date of the report' in *Board's report*.

12. Key financial ratios

In accordance with the SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018, the Company is required to give details of significant changes (change of 25% or more as compared to the immediately previous financial year) in key sector-specific financial ratios.

The Company has identified the following ratios as key financial ratios:

Particulars	Standalone		Consolidated	
	2020	2019	2020	2019
Market capitalization to revenues (₹)	NA	NA	3.0	3.9
Price / Earnings (times)	NA	NA	16.5	21.0
Days sales outstanding[(1)]	–	–	69	66
Liquid cash[(2)] as a % of total assets	26.3	32.7	29.4	36.2
Revenue growth (%)	8.1	18.0	9.8	17.2
Operating margin (%)	22.6	24.4	21.3	22.8
Net profit margin (%)	19.7	20.1	18.3	18.6
Basic EPS (₹)	36.34	33.66	38.97	35.44

[(1)] The Company does not track DSO at a standalone level.

[(2)] Includes cash and cash equivalents and investments excluding investments in equity, preference and other securities

Ratios where there has been a significant change from fiscal 2019 to fiscal 2020

Revenue growth, operating margin, net profit margin as well as change in basic EPS have been explained in the relevant sections above.

The details of return on net worth at standalone and consolidated levels are as follows:

Particulars	Standalone		Consolidated	
	2020	2019	2020	2019
Return on net worth (%)	24.9	23.3	25.5	23.7

Return on net worth is computed as net profit by average net worth. Net profit has increased from ₹ 15,404 crore to ₹ 16,594 crore on a consolidated basis and from ₹ 14,702 crore to ₹ 15,543 crore on a standalone basis for the reasons explained above. Additionally, the buyback has resulted in an increase in return on net worth.

V. Outlook, risks and concerns

This section lists forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these statements as a result of certain factors. Our outlook, risks and concerns are as follows :

Global health pandemic from COVID-19 related risks

The COVID-19 pandemic is a global humanitarian and health crisis. The actions taken by various governments to contain the pandemic, such as closing of borders and lockdown restrictions, resulted in significant disruption to people and businesses. Consequently, market demand and supply chains have been affected, significantly increasing the risk of a global economic recession. The pandemic has impacted, and may further impact, all of our stakeholders – employees, clients, investors and communities we operate in. Further, due to the uncertainty surrounding this risk and the unavailability

of a certified vaccine or cure to-date, we have not been able to provide investors with any revenue or profit guidance for fiscal 2021. COVID-19 has heightened several other risks that are described in this section. Some of the specific consequent risks related to the occurrence of COVID-19 that have materialized include :

- Many of our clients' business operations may be negatively impacted due to the economic downturn – resulting in postponement, termination, suspension of some ongoing projects with us and / or reduced demand for our services and solutions.
- Our ability to continue to deliver service delivery obligations while our employees work from home are sometimes constrained by contractual terms with our clients and are therefore dependent on receiving the requisite approvals from them in time.
- Restrictions on travel may impact our ability to assign and deploy people at required locations and times to deliver contracted services, thereby impacting our revenue and / or profitability.
- A small portion of revenue could not be recognized as we did not receive consent from clients for the work completed by our employees remotely on their projects.
- Our profitability may be marginally impacted as some clients have sought price reductions or discounts.
- Lower profitability and prolonged payment terms requests from clients can impact our cash flows negatively and may impact our ability to provide dividend to shareholders.
- Some of our clients or suppliers have invoked *force majeure* clauses in our contracts with them, negatively impacting our business with limited recourse.
- Our business continuity may be marginally impacted as key geographies in which we operate imposed a lockdown and / or some of our development centers may temporarily shut down due to COVID-19 positive cases found in our campuses or shared campuses.
- We incurred unanticipated costs in ensuring that our offices are safe and hygienic workplaces for our employees ; and to enable employees to work from home.
- We incurred additional costs in procuring and deploying hardware assets and technology infrastructure and data connectivity charges for remote working.

While the above-mentioned risks have materialized to varied extent in the last financial year, their impact may continue in the next financial year as well. In addition to the above, other consequent risks related to the occurrence of COVID-19 that may materialize in future are.

- The financial stability of our clients may get affected or they may file for bankruptcy, jeopardizing our ability to collect our account receivables and unbilled revenue.
- Restrictions on travel, marketing events and in-person client meetings may result in sub-optimal branding and delays in our sales and commercial processes, affecting our revenue.
- Clients may invoke contractual clauses and / or levy penalties if we are unable to meet project quality, productivity and schedule service-level agreements due to our employees working remotely.
- Our profitability may be negatively impacted if we are unable to eliminate fixed or committed costs in line with reduced demand. Additionally, any sudden change in demand may impact utilization in the short term thereby impacting margins.
- Our profitability may be marginally impacted as some clients may dispute some of the existing work-in-process that has been recognized by us as unbilled revenues. This in turn can impact our cash flows negatively.
- Our exposure to cybersecurity and data privacy breach incidents may increase due to a large number of employees working remotely. This in turn can hinder our ability to continue services and / or operations, impacting revenue, profitability and reputation.
- The productivity of our employees may be negatively impacted due to isolated remote working from home, quarantine requirements, negative social sentiment and personal anxiety.
- Our operations may get disrupted after the re-opening of our campuses and offices if any of our returning employees test positive for COVID-19.
- We could be subject to lawsuits from our employees alleging they are exposed to health risks as we transition them back to working from our or our clients' offices.
- Our ability to procure goods and services may be impacted as some of our suppliers may not able to operate efficiently during a lockdown.
- Unfavorable currency movements during these times may impact our profitability.
- An increase in insurance premium on the regular policies that we avail may adversely impact our profitable growth or coverage.
- There could be heightened regional or macro risks such as an increase in unemployment, protectionism, immigration reform, extended recession in the economy, geo-political tension and social unrest.
- We had made offers to candidates to join Infosys. Our ability to honor these offers on a timely basis can get impacted which can negatively influence our brand.
- The uncertainty in demand as our clients deal with a prolonged economic impact of COVID-19 may cause us to implement severe cost control measures including reduction in employee bonuses. This could result in increased attrition of employees and / or a higher expenditure on recruitment and subcontracting services, thereby impacting our profitability.
- If the market price of our shares / ADS remain low due to a prolonged recession, the value of RSUs and the ability to achieve the performance targets of the PSUs we have given to our employees may reduce. This will impede our ability to retain our high-performing employees.
- We have successfully invoked Business Continuity Procedures (BCP) post-COVID-19 so far. If this remains prolonged, our BCP may see an impact if it experiences any breakdown.

- We could experience potential impairment of acquired entities and investments as a result of prolonged slower economic growth which can impact business momentum and synergies that were expected.
- We may be unable to recoup the investments that we have made in various instruments due to the impact of prolonged economic downturn with consequential impact on liquidity in the sectors or the geographies in which we have invested.

Some of the other key risks that the Company is facing are as follows:

1. Risks related to the markets in which we and our clients operate

- Spending on technology products and services by our clients and prospective clients is subject to fluctuations depending on many factors, including both the economic and regulatory environment in the markets in which they operate.
- Economic slowdown or other factors may affect the economic health of the United States, the United Kingdom, the European Union (EU), Australia or those industries where our revenues are concentrated.
- Our clients may operate in sectors which are adversely impacted by climate change.
- Our clients may be the subject of economic or other sanctions by governments and regulators in key geographies that we operate in, limiting our ability to grow these relationships, risking increased penalties and exposure of our business to consequential sanctions.
- A large part of our revenues are dependent on our limited number of clients, and the loss of any one of our major clients could significantly impact our business.
- Financial stability of our clients may fluctuate owing to several factors such as the demand and supply challenges, currency fluctuations and other macroeconomic condition which may adversely impact our ability to recover fees for the services rendered from them.
- We may not be able to provide end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.
- Intense competition in the market for technology services could affect our win rates and pricing, which could reduce our market share and decrease our revenues and / or our profits.
- Our engagements with clients are typically singular in nature and do not necessarily provide for subsequent engagements.

2. Risks related to the investments we make for our growth

- Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.
- We may be unable to recoup investment costs incurred in developing our software products and platforms.
- We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.
- Goodwill that we carry on our Balance Sheet could give rise to significant impairment charges in the future.

3. Risks related to our cost structure

- Our expenses are difficult to predict and can vary significantly from period to period, which could cause our share prices to decline.
- Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.
- Wage pressures in India and the hiring of employees outside India may prevent us from sustaining some of our competitive advantage and may reduce our profit margins.
- We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.
- Currency fluctuations and declining interest rates may affect the results of our operations.

4. Risks related to our employee workforce

- Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.
- Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

5. Risks related to our contractual obligations

- Our failure to complete fixed-price (including maintenance) and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.
- Our client contracts can typically be terminated without cause, which could negatively impact our revenues and profitability.
- Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in lower revenues than previously anticipated.
- Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.
- Our work with governmental agencies may expose us to additional risks.

6. Risks related to our operations

- Our reputation could be at risk and we may be liable to our clients or to regulators for damages caused by inadvertent disclosure of confidential information and sensitive data.
- Our reputation could be at risk and we may be liable to our clients for damages caused by cybersecurity incidents.

- Our reputation could be at risk and we may incur financial liabilities if privacy breach incidents under General Data Protection Regulation (GDPR) adopted by the European Union or other similar regulations across the globe are attributed to us and if we are not able to take necessary steps to report such incidents to regulators within the stipulated time. Further, any claim from our clients for losses suffered by them due to privacy breaches caused by our employees may impact us financially and affect our reputation.
- We may be the subject of litigation which, if adversely determined, could harm our business and operating results.
- Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business.
- The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms, pandemics and other natural and man-made disasters.
- The safety of our employees, assets and infrastructure may be affected by untoward incidents beyond our control, impacting business continuity or reputation.
- Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
- Climate change risks are increasingly manifesting in our business operations through physical risks and transitional (market and compliance) risks, which if not managed adequately, can affect our operations and profitability.
- Negative media coverage and public scrutiny may divert the time and attention of our board and management and adversely affect our reputation and the prices of our equity shares and ADSs.

7. Risks related to legislation and regulatory compliance

- Due to the COVID-19 health crisis and the corresponding substantial increases in unemployment rates across certain countries in which we operate, including the United States, United Kingdom, European Union and Australia, governments have led and may in the future lead to the enactment of restrictive legislations that could limit companies in those countries from outsourcing work to us, or could inhibit our ability to staff client projects in a timely manner thereby impacting our revenue and profitability.
- New and changing regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our costs of compliance.
- The intellectual property laws of India do not give sufficient protection to software and the related intellectual property rights to the same extent as those in the US. We may be unsuccessful in protecting our intellectual property rights. We may also be subject to third-party claims of intellectual property infringement.
- Our net income would decrease if the government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire, reduce or terminate.
- In the event that the government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
- We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.
- Changes in the policies of the government of India or political instability may adversely affect economic conditions in India generally, which could impact our business and prospects.
- Attempts to fully address concerns of activist shareholders may divert the time and attention of our Management and Board of Directors and may impact the prices of our equity shares and ADSs.
- Our international expansion plans subject us to risks inherent to doing business internationally.
- Our ability to acquire companies organized outside India may depend on the approval of the RBI and / or the Government of India and failure to obtain this approval could negatively impact our business.
- Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

8. Risks related to the ADSs

- Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares. Currently, they do not do so, and they may not continue to do so in the future.
- Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.
- The price of our ADSs and the US dollar value of any dividends we declare may be negatively affected by fluctuations in the US dollar to Indian rupee exchange rate.
- Indian law imposes certain restrictions that limit a holder's ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.
- An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of such investor's equity interest in us.
- ADS holders may be restricted in their ability to exercise voting rights.
- ADS holders may be restricted in their ability to participate in a buyback of shares offered by us.
- It may be difficult for holders of our ADSs to enforce any judgment obtained in the US against us.
- Holders of ADSs are subject to the Securities and Exchange Board of India's Takeover Code with respect to their

acquisitions of ADSs or the underlying equity shares, and this may impose requirements on such holders with respect to disclosure and offers to purchase additional ADSs or equity shares.

- The reintroduction of dividend distribution tax rate or introduction of new forms of taxes on distribution of profits or changes to the basis of application of these taxes could materially affect the returns to our shareholders.

VI. Internal control systems and their adequacy

The CEO and CFO certification provided in the *CEO and CFO Certification* section of the Annual Report discusses the adequacy of our internal control systems and procedures.

VII. Material developments in human resources / industrial relations, including number of people employed

Our culture and reputation as a leader in consulting, technology, outsourcing and next-generation digital services enable us to attract and retain some of the best talent.

Human resources management

At Infosys, we focus on the workplace of tomorrow that promotes a collaborative, transparent and participative organization culture, innovation, and rewards individual contribution. The focus of human resources management at Infosys is to ensure that we enable each and every employee to navigate the next, not just for clients, but also for themselves.

The three key strategic pillars of our Employee Value Proposition are :

- Inspiring them to build what's next
- Making sure their career never stands still
- Navigating further, together

Here are the key initiatives of this year :

- Be the Navigator : An empowerment program to encourage purposeful innovation for clients. Impetus is given in the form of hackathons, makeathons, ideathons and knowledge-sharing sessions.
- Awards for Excellence : The Awards for Excellence remains our largest rewards and recognition platform for employees. This year it celebrates 25 years, we received the highest number of nominations across geographies, covering over 20 categories.
- HALE : Our Health Assessment & Lifestyle Enrichment program helps build and sustain a healthy and productive workforce by promoting health and well-being, ensuring safety, and encouraging work-life balance.
- Building the talent of tomorrow : Keeping a strong focus on Talent Development, Infosys has embarked on a 'Reskilling' journey with the objective of enabling a powerful talent ecosystem that helps build and scale capabilities of the future. We are building a new construct of 'hybrid jobs' that combine technology, domain and industry experience. We are also retraining our workforce through structured learning paths and offering them a new-age skill identity through 'Skill Tags' aligned to our digital and niche service offerings. Talent redeployment has been encouraged by providing avenues for internal mobility through talent rotation and structured bridge programs.
- Revamped rewards philosophy : At Infosys, rewards are considered a total experience – the organization, its people, its workplaces, practices, and values all come together to give its employees a rewarding experience of working and contributing here. In addition to the standard compensation and benefits, we have made rewards available through learning, through diverse career experiences and through platforms for creative contributions as well.
- Total rewards center : A dynamic technology platform was created where managers can get a comprehensive view of their total rewards. Employees can view their total rewards statement and all the information about Infosys' investment in them, including compensation, benefits and other tangible / intangible reward elements.
- Stock incentive rewards program : Infosys launched the Expanded Stock Ownership Program 2019 that links long-term employee incentives with shareholder value creation. Under this program, grants will vest based on performance and it aims to align employee interest with shareholder value creation, incentivize, attract and retain key talent, and reward employee performance with ownership.
- Infosys launched the InStep program : In Romania, providing opportunities to interns from major technical universities.
- Infosys inaugurated its new state-of-the-art Digital Innovation Centre : In Dusseldorf, Germany with the first batch of graduate hires strengthening our localization commitment in Europe. Infosys also inaugurated its new strategic Center of Excellence in Baden, Switzerland, serving its Turbomachinery and Propulsion practice. In the US, the Arizona Technology and Innovation Center was launched with a special focus on autonomous technologies, Internet of Things (IoT), full-stack engineering, data science and cybersecurity.
- Petit Infoscion Day : An eagerly awaited family-day event for employees. Children are engaged through fun and educational activities and their academic and co-curricular achievements rewarded.
- Digital transformation :
  - Launchpad app : This platform has been designed to cater to new joiners across the globe. It helps engage with employees even before they join the Company. Being mobile-based, it provides a guided flow that helps employees throughout the onboarding process, making the entire process paperless and faster which has resulted in employees joining projects earlier.
  - InfyMe app : A self-service platform for employees to conduct all transactions and obtain all the Company information on the go, anywhere, anytime. It has brought the world of Infosys at the fingertips of the employees. All the isolated applications and automations that were built over the years have been enabled as services on this app.
  - Compass is our internal job marketplace : Compass has been a trendsetter, first put into place in 2016

and has now become a platform through which job creators make opportunities available to employees and employees can express interest in the opportunities. Compass drives all internal career movements within Infosys, instances of which have increased manifold in recent times.

– MAQ (Manager Quotient): Supports managers with insights that are curated from information and transactions / behavior demonstrated by managers – performance evaluation closures, goal setting, employee satisfaction score, exit interviews and so on. MAQ drives right behavior by evaluating managers on an ongoing basis on various managerial competencies and provides developmental suggestions to managers to improve workplace behavior.

– iEngage: Is the latest addition to the arsenal of our platform journey. iEngage is created to drive vertical engagement between employee and unit leadership. A manager or leader can use this app to schedule events, invite employees and track actions identified during such events. The data generated from these events will be used to measure employee sentiment, identify key concern areas that can ultimately drive policy and process changes.

> *"Given the changing business world, we have refined and articulated our value proposition to our employees. Our focus is to provide an opportunity for our employees to make a larger impact by doing purposeful work, to ensure that their learning and careers never stand still, and to provide them with an inclusive culture and environment where they can give their best and achieve their potential."*
>
> – Krishnamurthy Shankar
> Group Head – Human Resources and
> Infosys Leadership Institute

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry's leading employers.

As at March 31, 2020, the Group employed 2,42,371 employees, of which 2,28,449 were professionals involved in service delivery to the clients, including trainees. During fiscal 2020, we added 14,248 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India and other countries we operate in.

Recruitment

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes globally, and through the need-based hiring of project leaders and middle management across the globe. We recruit students who have consistently shown high levels of achievement from campuses in India. We also recruit students from campuses in the US, UK, Australia and China. We rely on a rigorous selection process involving aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits.

During fiscal 2020, we received 21,41,373 employment applications, interviewed 1,50,130 applicants and extended offers of employment to 83,319 applicants. These statistics do not include our subsidiaries.

Education, training and assessment

We believe in lifelong learning and competency development for our employees. Our Education, Training and Assessment (ETA) team has been instrumental in creating a culture of learning in the organization. Lex, our highly scalable, mobile-first, modular learning platform is now being offered to some of our clients as Wingspan. This year, we enhanced Lex by introducing new gamification features, online hands-on lab facilities, video proctored assessments, and a host of other features. Being a mobile-first platform, Lex is helping our employees to continue their learning journey, and to get certified even during the COVID-19 lockdown period. We introduced 36 digital learning kits to help our employees to get reskilled into digital services. We now have about 900 self-learning courses apart from 1,400 courses in instructor-led training mode.

We are continuing to work with various academic institutions to reskill our employees. We have collaborations with the Rhode Island School of Design to train employees on design skills, with Purdue University on cybersecurity, with Trinity College, Hartford on business analysis skills, with Cornell University on program management, and with the University of North Carolina for data analytics.

We launched a platform called InfyTQ, with several courses on technical and professional skills, aimed at improving the understanding of the fundamental building blocks of technology among engineering students across India, to help them become industry-ready. We have more than 600,000 learners registered on this platform. The same platform is also being used for fresh hires recruitment as well. Campus Connect, our industry-academia partnership program, is making use of InfyTQ to reach out to engineering college students and faculty members across India. Campus Connect also made progress with the launch of electives to help engineering colleges run new programs within their curricula and rolled out Infosys elective programs in 137 colleges across India.

VIII. Other details

1. Quality

The Quality function at Infosys, in line with organization's vision and strategy of 'Navigate the Next', has three strategic imperatives:

- Differentiate Infosys services through superior performance and quality
- Optimize Infosys client projects as well as internal functions for greater efficiency
- De-risk Infosys operations by ensuring compliance and sustainability

Our Quality department has been driving the org-wide agile transformation to scale our capabilities for Agile Digital in tune with the Company strategy. This has resulted in a major improvement in agile capabilities. Quality department also consulted with several large clients and helped them drive their agile and DevOps transformation. The department created new processes and tools to help differentiate many new digital offerings.

It led the way in driving Lean and Automation throughout the organization to enhance productivity and improve quality, which has resulted in large optimization in projects. It deployed robust frameworks and tools for service lines in a collaborative manner and has enabled several thousand employees on these over the past year. The Quality department worked with cross-functional teams to drive enterprise agility by simplifying many enterprise processes, thus reducing cost, improving agility in operations, and enhancing employee experience.

It proactively led compliance and assurance through audits and assessments to intensely reduce risk for the organization, with increased coverage of services and centers.

In fiscal 2020, Infosys became one of the first companies in the world to be certified on ISO 27701 – the new data privacy standard. We continue to comply with international management system standards and models viz. ISO 9001, ISO 27001, CMMI, ISO 14001, OHSAS 18001, ISO 22301, ISO 20000 and AS 9100. Our European centers have been assessed for GDPR requirements as well. Infosys Limited as an enterprise is assessed for ISAE 3402 / SSAE 18 SOC 1 type II and has received an independent auditors' assurance compliance report.

2. Infosys Center for Emerging Technology Solutions (iCETS)

iCETS is responsible for incubating new technological capabilities, competencies for emerging technologies, IP / Accelerators that differentiate service offerings and automation platforms. The mandate for iCETS is to keep an eye on the emerging horizon and help service lines scale the adoption.

iCETS has developed and deployed platforms for our service lines that include Infosys Application Management Platform (iAMP) for next-generation application management, Smart Asset Store for reusable assets, data analysis and migration tools that support DNA, Oracle and SAP practices, platforms for data privacy, data testing and functional testing for IVS and IoT platform for Engineering Service. Infosys Enterprise Gamification Platform, recognized as an industry-leading platform, was incubated by iCETS along with location-based services and hyper-personalized visualization / video. The Infosys NIA® Chatbot developed by iCETS has been recognized by industry analysts and our clients alike. iCETS cybersecurity platform is core to our services in this space.

Our clients are facing a highly connected, competitive and technology-driven business environment. Predicting the next big threat or the next big opportunity is becoming increasingly difficult. Our clients expect us, as their innovation partners, to help differentiate them with proactive technology guidance and innovation. iCETS launched Living Labs as an offering to help our clients accelerate their NEXT. The Living Labs bring together the prowess of design and emerging technologies to deliver innovation outcomes at scale. Infosys innovation led by iCETS is showcased at each of our Innovation Hubs in the US and Europe to create the necessary environment for agile, immersive and experiential problem solving.

iCETS anchors university relationships and has established ongoing research and talent program with Stanford University and Cornell University. These initiatives are leveraged by our IP development teams.

We launched a program to programmatically sense, curate, incubate and scale startup networks complementing our services, called the 'Infosys Innovation Network' (IIN). A council of emerging technology experts, sales and delivery leadership have reviewed over 1,000 startups in detail from across the world to identify opportunities for further incubation and scaling. For the selected startups, we extend easy access to our vast network of global clients, creating new opportunities for them. We support these startups to scale by complementing their offerings with Infosys intellectual property and enterprise services capability – bringing together the best of global innovation and reliable scale to our clients. If the startups we partner with meet our investment criteria, we could also provide them with equity capital as a minority shareholder. We believe our ability to orchestrate several startups across emerging technologies like AI, cybersecurity, automation, data management, AR / VR, blockchain and IoT is helping us address innovation needs across client-priority areas like mortgage transformation, 5G, smart grids, Ambient spaces, business resilience, etc. We have been able to create new revenue streams with our startup partnerships in our data and engineering services. We are currently in discussion with several startups with offerings to fight the COVID-19 crisis serving both our clients and our nations, helping our citizens and clients to get to the new normal.

3. Branding

The Infosys brand is a key intangible asset for the Company. It positions Infosys as a next-generation digital services company that helps enterprises navigate their transformation. Brand Infosys is built around the premise that nearly four decades of experience in managing the systems and workings of global enterprises uniquely positions us to be navigators for our clients. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning foundation drives their continuous improvement through building and transferring digital skills, expertise and ideas from our innovation ecosystem. Our localization investments in talent and digital centers help accelerate the enterprise transformation agenda. With this, we help every client build their Live Enterprise – an organization that is always navigating its next.

Our marketing reach extends globally through digital-first multi-channel campaigns. As the digital innovation partner for the Australian Open, Roland-Garros and the ATP, we help showcase how brand Infosys is reimagining the tennis ecosystem for a billion fans globally leveraging data, insights and digital experiences. We participate in premier business

and industry events around the world, while also organizing our own signature events and CXO roundtables. Confluence, our flagship client event series across the US, Europe and APAC, is rated highly by our clients and industry partners.

4. Client base

Our client-centric approach continues to bring us high levels of client satisfaction. During fiscal 2020, we derived 97.5% of our consolidated revenues from repeat business this fiscal. We, along with our subsidiaries, added 376 new clients, including a substantial number of large global corporations. Our total client base at the end of the year stood at 1,411. The client segmentation, based on the last 12 months' revenue for the current and previous years, on a consolidated basis, is as follows:

Clients	2020	2019
100 million dollar +	28	25
50 million dollar +	61	60
10 million dollar +	234	222
1 million dollar +	718	662

5. Infosys Leadership Institute

During fiscal 2020, Infosys Leadership Institute (ILI) built on and further enhanced its focus on enabling the organization and its leaders through succession planning and leadership development interventions. ILI defined and institutionalized Leadership Powered by Values (LV), the updated leadership framework benchmarked to the new-age digital leadership imperatives by deploying it in leadership 360 and performance assessments.

ILI worked with senior leaders to identify new critical positions and additional leadership metrics to strengthen the organizational succession planning program. ILI also designed and implemented the Leadership Constellation Program, with the objective of identifying select leaders for prioritized development for the year and enhancing the successor pool. The highly curated Leadership Journey of the program included globally renowned leadership instruments, assessments, coaching and programs at Stanford. The Constellation Program also enabled ILI to use data-based insights to identify organizational, unit-level and individual development focus areas. Accordingly, ILI offered a variety of programs leveraging global faculty through classroom programs, webinars, case-study-led discussions and Leaders Teach sessions. Continuing its focus on diversity, ILI also offered its acclaimed 'Women in Leadership' program exclusively for women leaders.

More than 95% of Infosys' title-holders completed at least one leadership intervention at an average of 2.6 leadership learning days, totaling 2,000+ leadership learning days. The leadership programs offered globally by ILI were received very positively with an approval rating of more than 90%.

6. Infosys Knowledge Institute

The Infosys Knowledge Institute (IKI), established in 2018, helps industry leaders develop a deeper understanding of business and technology trends through compelling thought leadership. Our researchers and subject matter experts provide a fact base that aids decision-making on critical business and technology issues. Our current research focuses on four strategic themes: digital culture and future of work, stakeholder capitalism, platforms, and industry ecosystems. IKI also publishes regularly in leading business and technology media on industry, function, and technology trends. For more information, go to https://infosys.com/iki.

7. Sustainability initiatives

We have been a signatory to the UNGC since 2001. Our sustainability reports form the basis of our Communication of Practice (CoP) at the UNGC. In 2013, we were among the first companies in India to publish the Business Responsibility Report, together with our Annual Report. In 2014, we became the first IT company globally to publish our GRI G4 (comprehensive) Sustainability Report and since fiscal 2019, we have been publishing our GRI Standards-based sustainability disclosures. Fiscal 2020 marks a milestone in the achievement of the environmental goals that we committed to in 2010 at the United Nations. Infosys won the prestigious UN Global Climate Action Award in the Carbon Neutral Now Category. For more information about our sustainability initiatives read our *Sustainability Report* at https:// www.infosys.com/sustainability.

Corporate governance report

Our corporate governance philosophy

Our corporate governance is a reflection of our value system encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices to ensure that we gain and retain the trust of our stakeholders at all times.

Corporate governance framework

Our corporate governance framework is guided by our core values – Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (C-LIFE) – and is based on the following principles:



CORPORATE GOVERNANCE AT INFOSYS
Legal compliance
Satisfy both the spirit and the letter of the law in all our actions and disclosures
Integrity and transparency
Ensure transparency and maintain a high level of integrity
Fairness and excellence
Be objective and ethical, and deliver the best to earn trust and respect from our stakeholders
Effective corporate governance structure
Build simple and transparent processes driven by business needs of all stakeholders
Relationship with stakeholders
Communicate frequently with stakeholders, including clients, investors, shareholders, and stock markets
Responsible leadership
Lead by example by ensuring independence of the Board and effectiveness of the Management
The Board as trustee
Safeguard the shareholder's capital as trustee, and not as its owner

Our corporate governance framework ensures that we make timely disclosures and share accurate information regarding our financials and performance, as well as disclosures related to the leadership and governance of the Company.

As on March 31, 2020, the Board comprised eight members, consisting of one non-executive and non-independent chairman, two executive directors, and five independent directors. An independent director is the chairperson of each of the Board committees – namely audit committee, nomination and remuneration committee, stakeholders relationship committee, risk management committee, and corporate social responsibility (CSR) committee.

A. Board composition

Size and composition of the Board

The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("the Listing Regulations") mandate the following:

- For a company with a non-executive chairman, who is a promoter, at least half of the board shall consist of independent directors.
- The board of directors of the top 1,000 listed companies effective April 1, 2020 shall have at least one independent woman director.

The composition of our Board as on March 31, 2020

Size and composition of the Board



Independent directors
62.5%
Non-executive and non-independent director, and executive directors
37.5%
Men
75%
25%
Women
25%
75%
Foreign national
Indian

Tenure analysis of the Board as on March 31, 2020

Average tenure (in years)



Non-executive and non-independent director
2.6
Executive directors
4.2
Independent directors
3.7
The Board
3.7

Tenure of the directors



1-2 years
>2-4 years
>4 years

Role of the Board of Directors

The primary role of the Board is that of trusteeship – to protect and enhance shareholder value through strategic direction to the Company.

- As trustees, the Board has a fiduciary responsibility to ensure that the Company has clear goals aligned to shareholder value and its growth.
- It also directs and exercises appropriate control to ensure that the Company is managed in a manner that fulfills stakeholders' aspirations and societal expectations.
- It monitors the effectiveness of the Company's governance practices and makes changes as needed.
- It provides strategic guidance to the Company, ensures effective monitoring of the Management and is accountable to the Company and the shareholders.
- It exercises independent judgment on corporate affairs.
- It assigns sufficient number of non-executive members of the Board of Directors capable of exercising independent judgment in tasks where there is a potential for conflict of interest.
- It reviews and guides corporate strategy, major plans of action, risk policy, annual budgets and business plans, setting performance objectives, monitoring implementation and corporate performance, and overseeing major capital expenditures, acquisitions and divestments.

Responsibilities of the Board leadership

The responsibilities and authority of the Chairman, the CEO & MD, the COO, and the lead independent director are as follows:

The Chairman leads the Board. As Chairman, he is responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. The Chairman is primarily responsible for ensuring that the Board provides effective governance to the Company. In doing so, the Chairman presides over meetings of the Board and of the shareholders of the Company.

The Chairman takes a lead role in managing the Board and facilitates effective communication among directors. He is responsible for overseeing matters pertaining to governance, including the organization, composition and effectiveness of the Board and its committees, and individual directors in fulfilling their responsibilities. The Chairman provides independent leadership to the Board, identifies guidelines for the conduct and performance of directors, and oversees the management of the Board's administrative activities, such as meetings, schedules, agendas, communication and documentation. The Chairman is also responsible for the overall strategy of the Company.

The Chairman works actively with the nomination and remuneration committee to plan the composition of the Board and Board Committees, induct directors to the Board, plan for director succession, participate effectively in the Board evaluation process and meet with individual directors to provide constructive feedback and advice.

The Chief Executive Officer and Managing Director (CEO & MD) is responsible for executing corporate strategy in consultation with the Board, as well as for brand equity, planning, building external contacts and all matters related to the management of the Company. He is responsible for achieving annual and long-term business targets. The CEO & MD also monitors the external and internal competitive landscape, and new industry developments and standards, identifies opportunities for expansion and acquisition, and builds relationships with customers and markets with an eye to enhancing shareholder value and implementing the organization's vision, mission, and overall direction.

The CEO & MD acts as a link between the Board and the Management and is also responsible for leading and evaluating the work of other executive leaders including the Chief Operating Officer (COO), Chief Financial Officer (CFO), Presidents and Executive Vice Presidents as per the organizational structure.

The COO has overall strategic and operational responsibility for the entire portfolio of the Company's offerings and is responsible for ensuring that the business enabling functions provide the necessary support for the sales and delivery teams in enabling them to help our clients achieve their business objectives while keeping the highest standards of governance and professionalism. He oversees the key functions of global delivery and business enablement.

The role of the lead independent director is to provide leadership to the independent directors, liaise on behalf of the independent directors and ensure Board effectiveness to maintain high-quality governance of the organization and the effective functioning of the Board.

We believe that an active, well-informed, diversified and independent board is necessary to ensure the highest standards of corporate governance. At Infosys, the Board is at the core of best corporate governance practice. The Board oversees the Management's functions and protects the long-term interests of our stakeholders.

Selection and appointment of new directors

- The Board delegates the screening and selection process to the nomination and remuneration committee, which consists exclusively of independent directors.
- The committee, based on defined criteria, makes recommendations to the Board on the induction of new directors.
- The Board recommends the appointment of the director to the shareholders.
- The proposal is placed before the shareholders for approval.

Board membership criteria

The nomination and remuneration committee shall consider the following criteria while nominating a candidate for directorship.

Criteria	Particulars
Fields	The Company inducts eminent individuals from diverse fields as directors on its Board.
Skills	The nomination and remuneration committee refers to the key board qualifications and attributes in consultation with the entire Board to determine the skills and experience required, for the Board as a whole and for individual members.
Qualification and attributes	Members are expected to possess the required qualifications, integrity, expertise and experience for the position.
Company-specific requirements	Members should also possess deep expertise and insights in sectors / areas relevant to the Company, and ability to contribute to the Company's growth.
Age limit	Managing Director / Executive Director – 60 years Independent / non-executive – 70 years A director's term may be extended, at the discretion of the nomination and remuneration committee, beyond the age of 60 or 70 years with shareholders' approval by passing a special resolution, based on the explanatory statement annexed to the Notice, indicating the justification for the extension of appointment beyond 60 or 70 years, as the case may be.

Criteria	Particulars
Membership term	The Board constantly evaluates the contribution of members and periodically shares updates with the shareholders about reappointments consistent with applicable statutes. At present, Indian corporate law mandates the following: • Two-thirds of the non-independent directors be liable to retire by rotation every year, and one-third of them mandatorily retire by rotation, and qualifies the retiring members for reappointment. • Executive directors are appointed by the shareholders for a maximum period of five years, but are eligible for reappointment upon completion of their term. • An independent director shall hold office for a term of up to five consecutive years on the board of the company and will be eligible for reappointment on the passing of a special resolution by the shareholders.

Key Board qualifications, expertise and attributes

The table below summarizes the key qualifications, skills, and attributes which are taken into consideration while nominating candidates to serve on the Board. The qualifications of each director is provided separately in the details of the Board of Directors.

Definitions of qualifications, expertise and attributes	
Financial	Leadership of a financial firm or management of the finance function of an enterprise, resulting in proficiency in complex financial management, capital allocation, and financial reporting processes, or experience in actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions
Diversity	Representation of gender, ethnic, geographic, cultural, or other perspectives that expand the Board's understanding of the needs and viewpoints of our customers, partners, employees, governments, and other stakeholders worldwide
Global business	Experience in driving business success in markets around the world, with an understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks, and a broad perspective on global market opportunities
Leadership	Extended leadership experience for a significant enterprise, resulting in a practical understanding of organizations, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth
Technology	A significant background in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation, and extend or create new business models
Mergers and acquisitions	A history of leading growth through acquisitions and other business combinations, with the ability to assess 'build or buy' decisions, analyze the fit of a target with the Company's strategy and culture, accurately value transactions, and evaluate operational integration plans
Board service and governance	Service on a public company board to develop insights about maintaining board and management accountability, protecting shareholder interests, and observing appropriate governance practices
Sales and marketing	Experience in developing strategies to grow sales and market share, build brand awareness and equity, and enhance enterprise reputation
Sustainability, and Environment, Social and Governance (ESG)	Experience in leading the sustainability and ESG visions of organizations, to be able to integrate these into the strategy of the Company.

The details of the Board members are available in the following pages.

The Board of Directors



Nandan M. Nilekani

Chairman and Non-Executive and Non-Independent Director (Promoter)

Nationality	Indian
Age	64
Date of appointment	August 24, 2017
Tenure on Board	2.6 years
Term ending date	NA
Shareholding	4,07,83,162 shares (0.96%)
Board memberships – Indian listed companies	
Infosys Limited	Non-executive and non-independent director
Global directorships	5
Committee details as per Regulation 26 of Listing Regulations	Member : Nil Chairperson : Nil

Areas of expertise

Financial, Diversity, Global business, Leadership, Technology, Mergers & Acquisitions, Board service & governance, Sales & marketing, Sustainability & ESG

Profile available at https://www.infosys.com/about/management-profiles/nandan-nilekani.html



Salil Parekh

Chief Executive Officer and Managing Director

Nationality	Indian
Age	55
Date of appointment	January 02, 2018
Tenure on Board	2.2 years
Term ending date	January 01, 2023
Shareholding	2,03,278 shares (0.00%)
Board memberships – Indian listed companies	
Infosys Limited	Executive director
Global directorships	2
Committee details as per Regulation 26 of Listing Regulations	Member : Nil Chairperson : Nil

Areas of expertise

Financial, Diversity, Global business, Leadership, Technology, Mergers & Acquisitions, Board service & governance, Sales & marketing, Sustainability & ESG

Profile available at https://www.infosys.com/about/management-profiles/salil-parekh.html



U.B. Pravin Rao

Chief Operating Officer and Whole-time Director

Nationality	Indian
Age	58
Date of appointment	January 10, 2014
Tenure on Board	6.2 years
Retirement date	December 11, 2021
Shareholding	10,87,322 shares (0.03%)
Board memberships – Indian listed companies	
Infosys Limited	Executive director
Global directorships	2
Committee details as per Regulation 26 of Listing Regulations	Member: 1 Chairperson: Nil

Areas of expertise

Financial, Diversity, Global business, Leadership, Technology, Mergers & Acquisitions, Board service & governance, Sales & marketing, Sustainability & ESG

Profile available at https://www.infosys.com/about/management-profiles/pravin-rao.html



Kiran Mazumdar-Shaw

Lead Independent Director

Nationality	Indian
Age	67
Date of appointment	January 10, 2014
Tenure on Board	6.2 years
Term ending date	March 22, 2023
Shareholding	Nil
Board memberships – Indian listed companies	
Biocon Limited	Executive director
Infosys Limited	Independent director
Narayana Hrudayalaya Limited	Non-executive and non-independent director
Syngene International Limited	Non-executive and non-independent director
United Breweries Limited	Independent director
Global directorships	17
Committee details as per Regulation 26 of Listing Regulations	Member: 1 Chairperson: 1

Areas of expertise

Financial, Diversity, Global business, Leadership, Mergers & Acquisitions, Board service & governance, Sales & marketing, Sustainability & ESG

Profile available at https://www.infosys.com/about/management-profiles/kiran-mazumdar-shaw.html



Michael Gibbs

Independent Director

Nationality	American
Age	62
Date of appointment	July 13, 2018
Tenure on Board	1.7 years
Term ending date	July 12, 2021
Shareholding	Nil
Board memberships – Indian listed companies	
Infosys Limited	Independent director
Global directorships	2
Committee details as per Regulation 26 of Listing Regulations	Member : 2 Chairperson : Nil

Areas of expertise

Financial, Diversity, Global business, Leadership, Technology, Mergers & Acquisitions, Board service & governance, Sustainability & ESG

Profile available at https://www.infosys.com/about/management-profiles/michael-gibbs.html



D.N. Prahlad

Independent Director

Nationality	Indian
Age	64
Date of appointment	October 14, 2016
Tenure on Board	3.5 years
Resigned on*	April 20, 2020
Shareholding	17,17,190 shares (0.04%)
Board memberships – Indian listed companies	
Infosys Limited	Independent director
Global directorships	5
Committee details as per Regulation 26 of Listing Regulations	Member : 1 Chairperson : Nil

Areas of expertise

Financial, Diversity, Global business, Leadership, Technology, Mergers & Acquisitions, Board service & governance, Sales & marketing, Sustainability & ESG

* Resigned as a member of the Board, in order to devote more time for his other business commitments. Further, it is confirmed that there were no other material reasons for his resignation.



D. Sundaram

Independent Director

Nationality	Indian
Age	67
Date of appointment	July 14, 2017
Tenure on Board	2.7 years
Term ending date	July 13, 2022
Shareholding	Nil
Board memberships – Indian listed companies	
ACC Limited	Independent director
Crompton Greaves Consumer Electricals Limited	Independent director
GlaxoSmithKline Pharmaceuticals Limited	Independent director
Infosys Limited	Independent director
TVS Electronics Limited	Non-executive and non-independent director
Global directorships	9
Committee details as per Regulation 26 of Listing Regulations	Member : 8 Chairperson : 5

Areas of expertise

Financial, Diversity, Global business, Leadership, Mergers & Acquisitions, Board service & governance, Sustainability & ESG

Profile available at https://www.infosys.com/about/managementprofiles/d-sundaram.html



Dr. Punita Kumar-Sinha

Independent Director

Nationality	American
Age	57
Date of appointment	January 14, 2016
Tenure on Board	4.2 years
Term ending date	January 13, 2021
Shareholding	Nil
Board memberships – Indian listed companies	
Infosys Limited	Independent director
JSW Steel Limited	Independent director
Rallis India Limited	Independent director
SREI Infrastructure Finance Limited	Independent director
Global directorships	10
Committee details as per Regulation 26 of Listing Regulations	Member : 7 Chairperson : 2

Areas of expertise

Financial, Diversity, Global business, Leadership, Mergers & Acquisitions, Board service & governance, Sustainability & ESG

Profile available at https://www.infosys.com/about/management-profiles/punita-kumar-sinha.html


Fall in Love with
the PROBLEM
not the Solution

Uri Levine

Additional and Independent Director

Nationality	Israeli
Age	55
Date of appointment	April 20, 2020
Term ending date	April 19, 2023
Shareholding	Nil
Board memberships – Indian listed companies	
Infosys Limited	Additional and Independent director
Global directorships	11
Committee details as per Regulation 26 of Listing Regulations	Member : Nil Chairperson : Nil

Areas of expertise

Diversity · Global business · Leadership · Technology · Mergers & Acquisitions · Board service & governance · Sales & marketing · Sustainability & ESG

Profile available at https://www.infosys.com/about/management-profiles/uri-levine.html

Based on the recommendation of the nomination and remuneration committee, the Board appointed Uri Levine as additional and independent director effective April 20, 2020 for a period of 3 (three) years, subject to the approval of the shareholders. The notice of 39th Annual General Meeting (AGM) sets out the details of his appointment.

Notes

- There are no inter-se relationships between our Board members. The Company doesn't have any pecuniary relationship with any of the non-executive directors.
- In the committee details provided, every chairpersonship is also considered as a membership.
- Global directorships includes all listed, unlisted and private companies including Infosys Limited and its subsidiaries.

Independent directors

The Companies Act, 2013 and the Listing Regulations define an 'independent director' as a person who is not a promoter or employee or one of the key managerial personnel of the company or its subsidiaries. Further, the person should not have a material pecuniary relationship or transactions with the company or its subsidiaries, during the two immediate preceding financial years or during the current financial year, apart from receiving remuneration as an independent director.

We abide by these definitions of independent director in addition to the definitions of an independent director as laid down in the New York Stock Exchange (NYSE) listed company manual, the Sarbanes-Oxley Act, and US securities laws by virtue of our listing on the NYSE in the US.

Based on the disclosures received from all the independent directors and in the opinion of the Board, the independent directors fulfill the conditions specified in the Companies Act, 2013, the Listing Regulations, NYSE listing manual and are independent of the Management.

The Board includes five independent directors, out of which two are women.



Men
60%
40%
Women

Independent director databank registration

Pursuant to a notification dated October 22, 2019 issued by the Ministry of Corporate Affairs, all directors have completed the registration with the Independent Directors Databank. Requisite disclosures have been received from the directors in this regard.

Meeting of independent directors

Schedule IV of the Companies Act, 2013 and the Rules thereunder mandate that the independent directors of the Company shall hold at least one meeting in a year, without the attendance of non-independent directors and members of the Management. Even before the Companies Act, 2013 came into effect, our Board's policy mandated periodic meetings attended exclusively by the independent directors. At such meetings, the independent directors discuss, among other matters, the performance of the Company and risks faced by it, the flow of information to the Board, competition, strategy, leadership strengths and weaknesses, governance, compliance, Board movements, human resource matters and performance of the executive members of the Board, including the Chairman. During the year, the independent directors met without the presence of the Management.

Training of Board members

All new non-executive directors inducted to the Board are introduced to our Company culture through orientation sessions. Executive directors and senior management provide an overview of operations, and familiarize the new non-executive directors on matters related to our values and commitments. They are also introduced to the organization structure, services, Group structure and subsidiaries, constitution, Board procedures, matters reserved for the Board, major risks and risk management strategy. The details of the familiarization program are also available on the Company's website, at https://www.infosys.com/investors/reports-filings/Documents/training-board-members2020.pdf.

The Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. At such meetings, the executive directors and other members of the senior management share points of view and leadership thoughts on relevant issues.

We also facilitate the continual educational requirements of our directors. Each director is entitled to a training fee of US$ 5,000 per year. Support is provided for independent directors if they choose to attend educational programs in the areas of Board / corporate governance. Non-executive and independent directors of the Board are familiarized through various kinds of engagements such as:

Strategy retreat: As part of our annual strategy planning process, we organize a management strategy retreat with the Board to deliberate on various topics related to strategic alternatives, progress of ongoing strategic initiatives, risks to strategy execution and the need for new strategic programs to achieve the Company's long-term objectives. This serves the dual purpose of providing a platform for Board members to bring their expertise to the projects, while also providing an opportunity for them to understand detailed aspects of execution and challenges relating to the specific theme.

The Directors' Day: The Directors' Day was a half-day event that highlighted our vision for the future of Experience Design through the lens of some of our most recent success stories. The event included a visit to the Infosys Living Labs to give the Board a hands-on experience on how multiple streams within Infosys work together to envision, plan, and deliver business-driven digital transformation for our client partners.

The above are specific mechanisms through which members of the Board are familiarized with the Company culture and operations. Apart from these, there could be additional meetings or sessions on demand on specific topics. All directors attend the familiarization programs as these are scheduled to coincide with the Board meeting calendar to give them an opportunity to attend.

The details of the training programs attended by the Board members in fiscal 2020 are as follows:

Name of director	No. of training hours attended during fiscal 2020
Nandan M. Nilekani	9
Salil Parekh	9
U.B. Pravin Rao	9
Kiran Mazumdar-Shaw	6.5
Roopa Kudva	5
Dr. Punita Kumar-Sinha	7
D.N. Prahlad	9
D. Sundaram	9
Michael Gibbs	9
Total hours	72.5

Note: The training program for fiscal 2020 includes sessions on topics such as cybersecurity, agile digital, artificial intelligence & automation, strategy retreat, and Digital Studio & Living Labs.

Board member evaluation

One of the key functions of the Board is to monitor and review the Board evaluation framework. The Board works with the nomination and remuneration committee to lay down the evaluation criteria for the performance of the Chairman, the Board, Board committees, and executive / non-executive / independent directors through peer evaluation, excluding the director being evaluated.

Independent directors have three key roles – governance, control and guidance. Some of the performance indicators, based on which the independent directors are evaluated, include :

- The ability to contribute to and monitor our corporate governance practices
- The ability to contribute by introducing international best practices to address business challenges and risks
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities; these include participation in Board and committee meetings

To improve the effectiveness of the Board and its committees, as well as that of each individual director, a formal and rigorous Board review is internally undertaken on an annual basis.

The Board had engaged Egon Zehnder, a leadership advisory firm on board matters, to conduct Board evaluation for fiscal 2020. The evaluation process focused on Board dynamics and softer aspects. The process involved independent discussions with all Board members. The Board evaluation process was completed during fiscal 2020.

Further, the evaluation process was based on the affirmation received from the independent directors that they met the independence criteria as required under the Companies Act 2013, the Listing Regulations and the NYSE listing manual.

Succession planning

The nomination and remuneration committee works with the Board on the leadership succession plan to ensure orderly succession in appointments to the Board and in senior management. The Company strives to maintain an appropriate balance of skills and experience within the organization and the Board in an endeavor to introduce new perspectives while maintaining experience and continuity.

By integrating workforce planning with strategic business planning, the Company puts the necessary financial and human resources in place so that its objectives can be met.

Our Board members bring to the table their broad and diverse skills and viewpoints to aid the Company in advancing its strategy. In addition, promoting senior management within the organization fuels the ambitions of the talent force to earn future leadership roles.

B. Board and executive leadership compensation

Executive leadership compensation

Our executive compensation programs encourage reward for performance. A significant portion of the executives' total rewards are tied to the delivery of long-term corporate performance goals, in order to align with the interest of the shareholders.

The nomination and remuneration committee determines and recommends to the Board the compensation payable to the directors. All Board-level compensation is approved at the shareholders meeting or via postal ballot. Remuneration for the executive directors comprises a fixed component and a variable component, including stock incentives under the 2015 Stock Incentive Compensation Plan ("the 2015 Plan") and under the Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan"). The committee makes a periodic appraisal of the performance of executive directors based on a detailed performance matrix.

As required under the Listing Regulations effective April 1, 2019, the nomination and remuneration committee will recommend to the Board the payment of remuneration to the senior management. The Nomination and Remuneration Policy of the Company is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

Non-executive and non-independent chairman's compensation

Nandan M. Nilekani, Chairman, voluntarily chose not to receive any remuneration for his services rendered to the Company.

Independent directors' compensation

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of net profit for the year, calculated as per the provisions of the Companies Act, 2013. The Board reviews the performance of independent directors on an annual basis.

The Board, while deciding the basis for determining the compensation of the independent directors, takes various things into consideration. These include the participation of individual directors in Board and committee meetings, other responsibilities, such as membership or chairmanship of committees, time spent in carrying out other duties, roles and functions as prescribed in Schedule IV of the Act, Listing Regulations and such other factors as the Board deems fit.

Shareholders at the 34th AGM held on June 22, 2015 approved a sum not exceeding 1% of the net profit of the Company per annum, calculated in accordance with the provisions of Section 198 of the Companies Act, 2013, to be paid and distributed among some or all of the non-executive directors of the Company in a manner decided by the Board. This payment will be made with respect to the profits of the Company for each year.

The amount payable to our independent directors for the year ended March 31, 2020 is ₹7.41 crore. Additionally, independent directors are also reimbursed for expenses incurred in the performance of their official duties. We confirm that none of the non-executive directors received remuneration amounting to 50% of the total remuneration paid to non-executive directors during the year ended March 31, 2020.

The aggregate amount of remuneration (commission) was arrived at using the following criteria:

Particulars	in ₹ crore	in US$
Fixed Board fee	0.57	75,000
Board / committee attendance fee[1]	0.19	25,000
Non-executive chairman fee	1.14	1,50,000
Chairperson – audit committee	0.23	30,000
Members – audit committee	0.15	20,000
Chairperson – other committees	0.15	20,000
Members – other committees	0.08	10,000
Travel fee (per meeting)[2]	0.08	10,000
Incidental fees (per meeting)[3]	0.01	1,000

Notes: 1 US$ = ₹75.67 as on March 31, 2020

[1] The Company normally has five regular Board meetings in a year. Independent directors are expected to attend at least four quarterly Board meetings and the AGM.

[2] For directors based overseas, the travel fee shown is per Board meeting. This is based on the fact that additional travel time of two days will have to be accommodated for independent directors to attend Board meetings in India.

[3] For directors based overseas, incidental fees shown is per Board meeting. This fee is paid to non-executive directors for expenses incurred during their travel to attend Board meetings in India.

The Board believes that the above compensation structure is commensurate with global best practices in terms of remunerating non-executive / independent directors of a company of similar size, and adequately compensates for the time and contribution made by our non-executive / independent directors.

Remuneration to directors in fiscal 2020

in ₹ crore

Name of director	Fixed salary			Bonus / incentives / variable pay	Perquisites on account of stock options exercised[1]	Commission	Total
	Base salary (A)	Retiral benefits (B)	Total fixed salary (A+B)				
Non-executive and non-independent director							
Nandan M. Nilekani[2]	–	–	–	–	–	–	–
Executive directors							
Salil Parekh[3]	5.69	0.38	6.07	11.16	17.04	–	34.27
U.B. Pravin Rao[4]	4.22	0.19	4.41	3.87	2.32	–	10.60
Independent directors							
Kiran Mazumdar-Shaw	–	–	–	–	–	1.13	1.13
Roopa Kudva[5]	–	–	–	–	–	0.99	0.99
Dr. Punita Kumar-Sinha	–	–	–	–	–	1.74	1.74
D.N. Prahlad	–	–	–	–	–	1.06	1.06
D. Sundaram	–	–	–	–	–	1.13	1.13
Michael Gibbs	–	–	–	–	–	1.36	1.36

Notes: The details in the above table are on accrual basis.

[1] In accordance with the definition of perquisites under the Income-tax Act, 1961, the remuneration includes the value of stock incentives only on those shares that have been exercised during the period. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2020 is mentioned in the notes below. Independent directors are not entitled to any stock incentives.

[2] Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

[3] a) Perquisites value of stock incentives on account of exercise of 2,31,510 Restricted Stock Units (RSUs) during fiscal 2020.

b) On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved

i) the grant of 1,77,887 performance-based RSUs under the 2015 Plan with an effective date of May 2, 2019

ii) the grant of 41,782 annual time-based RSUs for fiscal 2020 under the 2015 Plan with an effective date of February 27, 2020

iii) the grant of 1,34,138 performance-based RSUs for fiscal 2020 under the 2019 Plan with an effective date of June 22, 2019. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the current employment agreement

c) The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value ₹13 crore for fiscal 2021 under the 2015 Plan. The committee also approved an annual grant of performance-based RSUs of fair value of ₹10 crore under the 2019 Plan. The RSUs under both the Plans will be granted effective May 2, 2020 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2020.

[4] a) Perquisites value of stock incentives on account of exercise of 30,688 RSUs during fiscal 2020.

b) On the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved

i) the grant of 58,650 RSUs under the 2015 Plan with an effective date of February 27, 2020

ii) the grant of 53,655 performance-based RSUs for fiscal 2020 under the 2019 Plan with an effective date of June 22, 2019. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the current employment agreement

c) The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of annual performance-based RSUs of fair value of ₹4 crore for fiscal 2021 under the 2019 Plan. The RSUs will be granted effective May 2, 2020 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2020.

(5) Roopa Kudva retired as member of the Board effective February 3, 2020.

* The RSUs were issued at par value and the ESOPs were issued at fair market value on the day of grant.

In accordance with the Listing Regulations, no employee, including key managerial personnel or director or promoter of a listed entity, shall enter into any agreement for himself or on behalf of any other person, with any shareholder or any other third party with regard to compensation or profit-sharing in connection with dealings in the securities of the Company, without prior approval from the Board as well as from shareholders by way of an ordinary resolution. No such instances were reported during fiscal 2020.

Employment agreements with executive directors

Name of the director	Effective date of executive employment agreement	Details of shareholder's approval on the agreements	Website links
Salil Parekh, Chief Executive Officer and Managing Director	January 2, 2018	The shareholders approved the appointment and key terms of the agreement vide postal ballot concluded on February 20, 2018 and amended the terms of remuneration as per the resolution passed at the AGM dated June 22, 2019.	Employment agreement: https://www.infosys.com/investors/reports-filings/Documents/CEO-executive-employment-agreement2018.pdf AGM notice: https://www.infosys.com/investors/reports-filings/documents/agm-notice2019.pdf
U.B. Pravin Rao, Chief Operating Officer and Whole-time Director	November 1, 2016	The shareholders approved the revised terms of agreement vide postal ballot concluded on March 31, 2017 and amended the terms of remuneration as per the resolution passed at the AGM dated June 22, 2019.	Employment agreement: https://www.infosys.com/investors/reports-filings/Documents/COO-executive-employment-agreement2018.pdf AGM notice: https://www.infosys.com/investors/reports-filings/documents/agm-notice2019.pdf

Indemnification agreements

We have also entered into agreements to indemnify our directors and officers for claims brought against them to the fullest extent permitted under applicable law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceedings, including any action by or in the right of Infosys Limited, arising out of such persons' services as our director or officer, expenses in relation to public relations consultation, if required.

C. Board meetings

Scheduling and selection of agenda items for Board meetings

The tentative dates of Board meetings for the next fiscal are decided in advance and published in the Annual report as part of *Shareholder information*. The Chairman and the Company Secretary draft the agenda for each meeting, along with explanatory notes, in consultation with the CEO & MD, and distribute these in advance to the directors. Every Board member can suggest the inclusion of additional items in the agenda. The Board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the AGM. Additional meetings are held when necessary. Independent directors are expected to attend at least four quarterly Board meetings and the AGM. However, with the Board being represented by independent directors from various parts of the world, it may not be possible for each one of them to be physically present at all meetings. Hence, we provide video / teleconferencing facilities to enable their participation. Committees of the Board usually meet the day before the Board meeting, or whenever the need arises for transacting business. The Board members are expected to rigorously prepare for, attend and participate in Board and applicable committee meetings. Each member is expected to ensure their other current and planned future commitments do not materially interfere with their responsibilities with us.

Attendance of directors during fiscal 2020

During the year, eight Board meetings were held. These were held on April 11-12, 2019; May 15, 2019; June 22, 2019; July 11-12, 2019; October 10-11, 2019; November 06, 2019; January 09-10, 2020 and February 10, 2020.

Board attendance

Name of the directors	AGM June 22, 2019	Board meeting number 1	2	3	4	5	6	7	8	Held during tenure	Attended	% of attendance
Nandan M. Nilekani	In person	In person	In person	In person	In person	In person	In person	In person	In person	8	8	100
Salil Parekh	In person	In person	Audio conference	In person	In person	In person	In person	In person	In person	8	7	88
U.B. Pravin Rao	In person	In person	In person	In person	In person	In person	In person	In person	In person	8	8	100
Kiran Mazumdar-Shaw[1]	In person	Video conference	In person	In person	In person	In person	In person	In person	In person	8	8	100
Roopa Kudva[2]	In person	In person	Video conference	In person	In person	In person	Video conference	In person	NA	7	7	100
Dr. Punita Kumar-Sinha	In person	In person	Video conference	In person	In person	In person	Video conference	In person	Video conference	8	8	100
D.N. Prahlad	In person	In person	Leave of absence	In person	In person	In person	Video conference	In person	In person	8	7	88
D. Sundaram	In person	In person	Video conference	In person	In person	In person	Video conference	In person	Video conference	8	8	100
Michael Gibbs	In person	In person	Video conference	In person	In person	In person	Video conference	In person	Video conference	8	8	100

Attended in person; Attended through video conference; × Leave of absence; Attended through audio conference (not counted for quorum and for calculating % of attendance)

(1) Reappointed as independent director for the second term effective April 1, 2019

(2) Retired as independent director effective February 3, 2020

Availability of information to Board members

The Board has unrestricted access to all Company-related information, including that of our employees. At Board meetings, managers and representatives who can provide additional insights into the items being discussed are invited. Information is provided to the Board members on a continuous basis for their review, inputs and approval. Strategic and operating plans are presented to the Board in addition to the quarterly and annual financial statements. Specific cases of acquisitions, important managerial decisions, material positive / negative developments and statutory matters are presented to the committees of the Board and later, with the recommendation of the committees, to the Board for its approval. As a process, information to directors is submitted along with the agenda well in advance of Board meetings. Inputs and feedback of Board members are taken and considered while preparing the agenda and documents for the Board meetings. At these meetings, directors can provide their inputs and suggestions on various strategic and operational matters.

Materially significant related party transactions

There have been no materially significant related party transactions, monetary transactions or relationships between the Company and its directors, the Management, subsidiaries or relatives, except for those disclosed in the *Board's report*. Detailed information on materially significant related party transactions is enclosed as *Annexure 2* to the *Board's report*. The links to the Related Party Transaction Policy and the Policy on Material Subsidiaries are provided in *Annexure 9* to the *Board's report*.

Details of total fees paid to statutory auditors

The details of total fees for all services paid by the Company and its subsidiaries, on a consolidated basis, to the statutory auditor and all entities in the network firm / network entity of which the statutory auditor is a part, are as follows:

in ₹ crore

Type of service	Fiscal 2020	Fiscal 2019
Audit fees[1]	15	11
Tax fees	2	2
Others	1	1
	18	14

(1) Includes audit and audit-related services

D. Board committees as on March 31, 2020

The Board

Audit committee
- D. Sundaram (Chairperson)
- Dr. Punita Kumar-Sinha
- Michael Gibbs

Nomination and remuneration committee
- Kiran Mazumdar-Shaw (Chairperson)
- D. Sundaram
- D.N. Prahlad

Corporate social responsibility committee
- Kiran Mazumdar-Shaw (Chairperson)
- Dr. Punita Kumar-Sinha
- U.B. Pravin Rao

Risk management committee
- D.N. Prahlad (Chairperson)
- Kiran Mazumdar-Shaw
- D. Sundaram
- Michael Gibbs

Stakeholders relationship committee
- Dr. Punita Kumar-Sinha (Chairperson)
- D.N. Prahlad
- U.B. Pravin Rao

Chairperson   Member

Buyback committee: The Board, in order to execute the buyback procedures, on January 11, 2019, formed the buyback committee comprising COO, CFO, Deputy CFO, Group General Counsel and Company Secretary as its members. During the year, the Committee executed buyback procedures as required under the SEBI (Buy-Back of Securities) Regulations, 2018.

Committee governance

The Board, in consultation with the nomination and remuneration committee, is responsible for assigning and fixing terms of service for committee members. It delegates these powers to the nomination and remuneration committee.

The chairman of the Board, in consultation with the Company Secretary and the committee chairperson, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year. The recommendations of the committees are submitted to the Board for approval. During the year, all recommendations of the committees were approved by the Board.

The quorum for meetings is the higher of two members or one-third of the total number of members of the committee.

Audit committee



D. Sundaram
Chairperson and Financial Expert

The audit committee ("the Committee") comprised of three independent directors as on March 31, 2020:

1. D. Sundaram, Chairperson and Financial Expert
2. Dr. Punita Kumar-Sinha
3. Michael Gibbs

Roopa Kudva, on completion of her tenure, retired as independent director and ceased to be a member of the Committee effective February 03, 2020. On February 4, 2020, the Committee appointed Michael Gibbs as a member of the Committee.

The Company Secretary acts as the secretary to the Committee.

1. Objectives of the Committee

The primary objective of the Committee is to assist the Board with oversight of:

i. The accuracy, integrity and transparency of the Company's financial statements with adequate and timely disclosures
ii. Compliance with legal and regulatory requirements
iii. The Company's Independent Auditors' qualifications and independence
iv. The performance of the Company's Independent Auditors and internal auditors
v. Acquisitions and investments made by the Company

2. Process adopted by the Committee to fulfill its objectives

Ensuring an effective and independent internal audit function, which works to provide assurance regarding the adequacy and operation of internal controls and processes intended to safeguard the Company's assets, effective and efficient use of the Company's resources, and timely and accurate recording of all transactions
Meeting the Independent Auditor from time to time to discuss key observations relating to the financial statements for the relevant period
Providing an independent channel of communication for the Chief Compliance Officer, internal auditor and the Independent Auditor
Inviting members of the management, and at its discretion, external experts in legal, financial and technical matters, to provide advice and guidance
Reviewing its own charter, structure, processes, membership periodically, and recommending proposed changes to the Board for approval
Meeting at least four times in a year and not more than 120 days shall elapse between two meetings
Providing periodic feedback and reports to the Board

Audit committee charter

In India, we are listed on the BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE). We are also listed on NYSE in the US. In India, Regulation 18 of the Listing Regulations and in the US, the Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) mandate that listed companies adopt an appropriate audit committee charter. The Committee is guided by the charter adopted by the Board, available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Documents/audit-committee-charter.pdf. The charter is reviewed annually and was last amended on April 20, 2020, to keep it relevant to the current composition and functions of the Committee.

3. Committee governance

The Committee is comprised solely of independent directors and fulfills the requirements of :

- Audit committee charter
- Section 149 and 177 of the Companies Act, 2013
- Regulation 18 of the Listing Regulations
- NYSE guidelines, as applicable

The Committee, to carry out its responsibilities efficiently and transparently, relies on the Management's financial expertise and that of the internal and the Independent Auditors. The Management is responsible for the Company's internal control over financial reporting and the financial reporting process. The Independent Auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the Generally Accepted Auditing Principles and for issuing a report based on the audit.

The Committee met six times during the year, which is more than the requirement of the Companies Act, 2013 and the Listing Regulations.

Composition and attendance for fiscal 2020

100% Attendance

6 Meetings

100% Independence

3 Members

Attendance details of the audit committee are as follows :

Audit committee meeting

Name of the member	Committee meeting dates						Held during tenure	Attended	% of attendance
	Apr 11-12, 2019	Jul 11-12, 2019	Sep 23, 2019	Oct 10-11, 2019	Jan 09-10, 2020	Mar 03, 2020			
D. Sundaram	Attended in person	Attended in person	Attended in person	Attended in person	Attended in person	Attended in person	6	6	100
Dr. Punita Kumar-Sinha	Attended in person	Attended in person	Attended in person	Attended in person	Attended in person	Attended in person	6	6	100
Michael Gibbs[1]	NA	NA	NA	NA	NA	Attended through video conference	1	1	100
Roopa Kudva[2]	Attended in person	Attended in person	Attended through video conference	Attended in person	Attended in person	NA	5	5	100

Attended in person   Attended through video conference

Note :

The gap between two meetings did not exceed 120 days.

The Committee also held a meeting over conference call on February 7, 2020.

1. Appointed as member of the Committee effective February 04, 2020
2. Ceased to be a member of the Committee effective February 03, 2020

Audit committee report for the year ended March 31, 2020

Activities of the Committee during the year	Frequency
The Management shared the Company's financial statements, prepared in accordance with the Indian Accounting Standards (Ind AS) as specified under the Companies Act, 2013, read with the relevant rules thereunder and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, with the Committee.	Q
Discussed with the auditors (whenever necessary, without the presence of members of the Management) regarding the Company's audited financial statements and sought the auditors' judgment on the quality and applicability of the accounting principles, the reasonableness of significant judgments and the adequacy of disclosures in the financial statements	Q
Undertook an annual performance evaluation of its own effectiveness	A
Reviewed with Independent Auditors the nature and scope of the audit, and reviewed the audit engagement to ascertain adequacy and appropriateness	A
Reviewed the Management's discussion and analysis of the financial condition and results of operations	A
Helped the Board monitor the Management's financial reporting process	P
Discussed with the auditors the matters required by Public Company Accounting Oversight Board (PCAOB) Auditing Standard 1301, as adopted by the PCAOB in Rule 3200	A
Recommended the selection, evaluation, and where appropriate, replacement of the Independent Auditors in accordance with the law. It also recommends to the Board the remuneration and terms of appointment of the internal, secretarial and Independent Auditors	P
Besides discussing the overall scope and plan for the internal audit and requirements of SEC, SEBI and other regulatory bodies, the Committee also reviewed the adequacy and effectiveness of the Company's legal, regulatory and ethics compliance programs	Q
Reviewed the process adopted by the Management on impairment of assets including financial assets and goodwill	P
Reviewed the significant transactions including related party transactions of the subsidiaries	Q
Granted omnibus approval for the related party transactions proposed to be entered into by the Company during fiscal 2020	A
Reviewed and approved transactions of the Company with related parties and recommended to the Board for approval as and when necessary	Q
Reviewed the performances of the acquired entities, approved and recommended the investments, divestments and acquisitions made during the year for the approval of the Board	P
Reviewed the mechanism to track insider trading and also reviewed the legal and compliance updates in addition to the investigations of the whistleblower complaints received during the year	Q
Reviewed and approved the revised Whistleblower Policy effective April 1, 2019, Capital Allocation Policy effective July 12, 2019 and Insider Trading Policy effective October 11, 2019 and recommended the same to the Board for adoption	P
Reviewed, approved and recommended amendments to Related Party Transaction Policy, Dividend Distribution Policy, Corporate Policy on Investor Relations and policy for determining materiality for disclosure. The Committee also reviewed Treasury policy, covering instruments and foreign currency hedges and approved appropriate amendments to the same.	P
The charter is reviewed periodically and amendments are recommended for the approval of the Board.	P

Frequency A Annually Q Quarterly P Periodically

Recommendations of the Committee

Based on its discussion with the Management and the auditors, and a review of the representations of the Management and the report of the auditors, the Committee has recommended the following to the Board:

- The audited financial statements of Infosys Limited, prepared in accordance with Ind AS, for the year ended March 31, 2020 be accepted by the Board as a true and fair statement of the financial status of the Company.
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in accordance with Ind AS, for the year ended March 31, 2020 be accepted by the Board as a true and fair statement of the financial status of the Group.
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in Indian rupee in accordance with IFRS, for the quarter and year ended March 31, 2020 be accepted by the Board as a true and fair statement of the financial status of the Group.
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in US dollar in accordance with IFRS, for the year ended March 31, 2020, upon adoption by this committee, be accepted by the Board as a true and fair statement of the financial status of the Group and included in the Company's Annual Report on Form 20-F, to be filed with the U.S. Securities and Exchange Commission (SEC).
- The appointment of Ernst & Young LLP as the internal auditors of the Company for the year ending March 31, 2021, to review various operations of the Company.
- The appointment of Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, as secretarial auditor for the year ending March 31, 2021 to conduct the secretarial audit as prescribed under Section 204 and other applicable sections of the Companies Act, 2013.
- The Committee reviewed the physical and digital risks and controls around scenarios arising on account of COVID-19 and the Company's assessment of the impact of COVID-19 on various items of the financial statement ending March 31, 2020. The Committee also reviewed accounting judgments and other matters in light of COVID-19.
- The committee reviewed the status of completion of Buyback.
- The Committee had received an anonymous whistleblower complaint that was disclosed in October 2019. The Committee conducted an independent investigation into the allegations and determined that the allegations were substantially without merit. The Committee conducted a thorough investigation with the assistance of independent legal counsel Shardul Amarchand Mangaldas & Co. and PricewaterhouseCoopers Private Ltd. The findings of the investigation were adopted by the Board of Directors of the Company. The Committee concluded that no restatement of previously announced financial statements or other published financial information was warranted.
- The Committee will be issuing a letter in line with Recommendation No. 9 of the Blue Ribbon Committee on Committee effectiveness, to be provided in the financial statements prepared in accordance with IFRS in the Annual Report on Form 20-F.

Relying on its review and the discussions with the Management and the Independent Auditors, the Committee believes that the Company's financial statements are fairly presented in conformity with Ind AS and IFRS and that there is no significant deficiency or material weakness in the Company's internal control over financial reporting. In conclusion, the Committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the audit committee charter. The Board accepted all recommendations made by the audit committee.

Sd/-

Mumbai
April 20, 2020

D. Sundaram
Chairperson

Nomination and remuneration committee



Kiran Mazumdar-Shaw
Chairperson

The nomination and remuneration committee ("the Committee") comprised three independent directors as on March 31, 2020 :

1. Kiran Mazumdar-Shaw, Chairperson
2. D. Sundaram
3. D.N. Prahlad

1. Objectives and responsibilities of the Committee

The main objectives and responsibilities of the nomination and remuneration committee of the Board is to :

i. Assist the Board in discharging its responsibilities relating to compensation of the Company's directors, Key Managerial Personnel (KMP) and senior management
ii. Evaluate and approve the adequacy of the compensation plans, policies, programs and succession plans for the Company's executive directors, KMP and senior management
iii. Formulate the criteria for determining qualifications, positive attributes and independence of a director and for performance evaluation of directors on the Board
iv. Oversee the Company's nomination process for the KMP and senior management and identify, screen and review individuals qualified to serve as directors, KMP and senior management consistent with the criteria approved by the Board
v. Recommend the appointment and removal of directors, for approval at the AGM
vi. Evaluate the performance of the Board and review the evaluation's implementation and compliance
vii. Leadership development and succession planning
viii. Develop and maintain corporate governance policies applicable to the Company
ix. Devise a policy on Board diversity

2. Committee governance

The Committee is comprised solely of independent directors and fulfills the requirements of :

- Nomination and remuneration committee charter
- Section 178 of the Companies Act, 2013
- Regulation 19 of the Listing Regulations
- NYSE guidelines, as applicable

The Committee oversees key processes through which the Company recruits new members to its Board, and the processes through which the Company recruits, motivates and retains outstanding senior management as well as the Company's overall approach to human resources management.

The Board amended the charter of the nomination and remuneration committee on April 1, 2019 and adopted the amended Policy effective April 20, 2020. The committee charter and policy are available on our website, at:

Charter : https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-committee-charter.pdf

Policy : https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf

Composition and attendance for fiscal 2020

100% Attendance

5 Meetings

100% Independence

3 Members

Attendance details of the nomination and remuneration committee are as follows :

Nomination and remuneration committee

Name of the member	Committee meeting dates					Held during tenure	Attended	% of attendance
	Apr 11, 2019	Apr 28, 2019	Jul 11, 2019	Oct 10, 2019	Jan 09, 2020			
Kiran Mazumdar-Shaw	Video conference	In person	In person	In person	In person	5	5	100
D. Sundaram	In person	Video conference	In person	In person	In person	5	5	100
D.N. Prahlad	In person	In person	In person	In person	In person	5	5	100

Attended in person · Attended through video conference

Nomination and remuneration committee report for the year ended March 31, 2020

Activities of the Committee during the year	Frequency
Made regular reports to the Board of its activities and made recommendations as appropriate	Q
Recommended the appointment of Egon Zehnder, a leadership advisory firm to assist in evaluating the members of the Board, its committees, and the Board as a whole. The Board evaluation process has been completed during fiscal 2020.	A
Undertook a review of the succession plans for key leadership positions, and helped to shape and monitor the development plans of key leadership personnel	P
Placed substantial focus on improving the overall diversity of the workforce and enhancing employee engagement through real-time feedback from employees	P
Recommended change in the terms of appointment of CEO & MD and COO & Whole-time Director for the approval of the Board and the shareholders	P
Stock incentives were approved and granted to eligible employees of the Company and subsidiaries during the year.	P
Recommended Infosys Expanded Stock Ownership Program 2019 to the Board and shareholders	P
Designed, benchmarked and reviewed the compensation program for the Board and the CEO & MD against the achievement of measurable performance goals	P
Reviewed various initiatives undertaken by the Company to ensure the safety, security and well-being of employees, as well as their overall development through learning programs and on-the-job training	Q
Reviewed the responsibilities of the Board-level committees and based on the expertise of the members of the Board, recommended for the reconstitution of the Board-level committees	P
Reviewed the overall Board composition and recommended the appointment of members to the Board from time to time. The Committee, in its meeting held in April 20, 2020, recommended the appointment of Uri Levine as a member of the Board.	P
Reviewed, approved and recommended amendments to Nomination and Remuneration Policy	P
Based on its evaluation, recommended the reappointment of Salil Parekh who is eligible to retire by rotation at the ensuing AGM	A
Reviewed the measures taken by the Company for the health, safety and well-being of employees and for business continuity during COVID-19	P

Frequency A Annually Q Quarterly P Periodically

Sd/-

Bengaluru
April 20, 2020

Kiran Mazumdar-Shaw
Chairperson

Corporate social responsibility committee



Kiran Mazumdar-Shaw
Chairperson

The CSR committee ("the Committee") comprised two independent directors and a Whole-time Director as members as on March 31, 2020:

1. Kiran Mazumdar-Shaw, Chairperson
2. Dr. Punita Kumar-Sinha
3. U.B. Pravin Rao

On completion of her tenure as independent director, Roopa Kudva ceased to be a member of the committee effective February 03, 2020.

1. Our CSR philosophy

We focus on our social and environmental responsibilities to fulfill the needs and expectations of the communities around us. Our CSR is not limited to philanthropy, but encompasses holistic community development, institution-building and sustainability-related initiatives.

2. Objectives and responsibilities of the Committee

The primary objective of the Committee is to assist the Board in fulfilling its corporate social responsibility. The Committee has overall responsibility for:

i. Identifying the areas of CSR activities
ii. Recommending the amount of expenditure to be incurred on the identified CSR activities
iii. Implementing and monitoring the CSR Policy from time to time
iv. Coordinating with Infosys Foundation or other such agency in implementing programs and executing initiatives as per the CSR Policy of the Company
v. Reporting progress of various initiatives and making appropriate disclosures on a periodic basis
vi. Such other items / matters prescribed under applicable law or prescribed by the Board from time to time.

CSR committee policy and charter

The Board approved the revised CSR Policy effective April 20, 2020. The charter of the CSR committee and CSR Policy of the Company are available on our website, at:

Policy: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf

Charter: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf

3. Committee governance

The Committee comprised two independent directors and the Chief Operating Officer and Whole-time Director and fulfill the requirements of:

- Section 135 of the Companies Act, 2013
- CSR committee charter

The Committee is responsible for overseeing the activities / functioning of Infosys, the Infosys Foundation and Infosys Foundation USA in identifying areas of CSR activities and programs, and execution of the initiatives as per defined guidelines. The Foundations update the Committee in reporting the progress of deployed initiatives, and making appropriate disclosures on a periodic basis.

Composition and attendance for fiscal 2020

100% Attendance

4 Meetings

67% Independence

3 Members

Attendance details of the CSR committee are as follows:

CSR committee meeting

Name of the member	Committee meeting dates				Held during tenure	Attended	% of attendance
	Apr 11, 2019	Jul 11, 2019	Oct 10, 2019	Jan 09, 2020			
Kiran Mazumdar-Shaw	Attended through video conference	Attended in person	Attended in person	Attended in person	4	4	100
Dr. Punita Kumar-Sinha	Attended in person	Attended in person	Attended in person	Attended in person	4	4	100
U.B. Pravin Rao	Attended in person	Attended in person	Attended in person	Attended in person	4	4	100
Roopa Kudva[(1)]	Attended in person	Attended in person	Attended in person	Attended in person	4	4	100

Attended in person · Attended through video conference

1. Ceased to be a member of the Committee effective February 03, 2020

4. Key highlights : Activities of Infosys Foundation

- Supporting COVID-19 relief measures pan-India by contributing to the PM CARES Fund, and helping hospitals, destitute, daily wage workers, and underprivileged sections of society
- Construction of a *dharmashala* at AIIMS, Jhajjhar
- Providing training to teachers in Andhra Pradesh and Odisha
- Flood relief efforts in Karnataka, Maharashtra, Assam and Odisha

5. Key highlights : Activities of Infosys Foundation USA

- Supporting the work of Code.org, Teach for America
- Pathfinders program for professional development in computer science and maker education for K-12 public school teachers
- Expanding hands-on learning through #Infymakers and #WhyImake initiatives

CSR committee report for the year ended March 31, 2020

The CSR report, as required under the Companies Act, 2013 for the year ended March 31, 2020 is attached as *Annexure 7* to the *Board's report*.

The committee, on a periodic basis, reviewed and approved the budget and disbursement for Infosys Foundation and Infosys Foundation USA. The Committee ensures that at least 2% of the average net profits computed as mandated by Section 135 of the Companies Act is spent for CSR activities in India. During the year, the CSR amount spent is over and above the requirement prescribed under the statute.

Sd/-

Bengaluru
April 20, 2020

Kiran Mazumdar-Shaw
Chairperson

CSR initiatives

The brief highlights of the initiatives undertaken by the Company, Infosys Foundation and Infosys Foundation USA are provided as a part of this Annual Report and is provided in the following pages.

Corporate social responsibility (CSR)

Infosys has been an early adopter of CSR initiatives. The Company undertakes various initiatives by itself and through Infosys Foundation. Infosys Foundation USA undertakes CSR initiatives outside of India; this is over and above the statutory requirement. The highlights of the initiatives undertaken by the Company, Infosys Foundation, Infosys Foundation USA, and Infosys Science Foundation (ISF) are provided hereunder:

Initiatives undertaken by the Company

Carbon offset program

Introduction

During the past decade, carbon emissions[1] have become synonymous with global warming and climate change. At Infosys, we never lost sight of this fact and carbon emissions have been among our focus areas for many years now. We have been measuring and reporting our carbon footprint since 2008.

Over the years, we have endeavored to reduce our carbon emissions through specific initiatives that reduced our direct consumption of energy and fuel as well as our indirect dependence on them. In 2011, we took a big leap by committing to become carbon neutral across all emissions. The universal approach to becoming carbon neutral is to reduce emissions as much as possible and offset what cannot be reduced immediately.

Carbon offsetting is the process of counterbalancing emissions from a business by an outside activity that achieves an equal quantity of emissions reduction.

The program

Infosys' carbon offset program is unique. Instead of buying low-value offsets from the market, we source our offsets through community-based projects that create long-term socio-economic benefits. We fund our offset projects end to end.

Currently, we have a portfolio of eight community-based offset projects with a total cost of nearly ₹ 145 crore, spread across Karnataka, Maharashtra, Rajasthan, Ladakh, and Odisha. Six of these projects, which have been underway for more than a year, benefit over 1,25,000 rural households and about 5,00,000 people directly. Two of the projects in the portfolio started in fiscal 2020 – a household biogas project in Karnataka and an efficient cook stove project in Maharashtra. These projects are set to benefit around 60,000 rural families.



The current offset projects include five cook stove projects, two household biogas projects and one rural solar electrification project. These projects deliver several socio-economic benefits, contributing to 11 out of 17 UN Sustainable Development Goals. Women and girl children are the biggest beneficiaries of our projects, which ensure improved cooking facilities and home lighting in rural areas.

The most important benefit of the offset projects is improvement in health. According to the Ministry of Statistics and Program Implementation, close to a million deaths a year in India are attributable to household air pollution from traditional modes of cooking. Our biogas and cook stove projects offer an essentially smoke-free and heat-free cooking environment that significantly reduces the adverse health impacts of traditional cooking.

More information about the carbon offset program is available in *Annexure 8* to the *Board's report*.

(1) Carbon emissions is also known by the terms CO2 emissions, GHG emissions, carbon footprint, or simply carbon or emissions.

Lake rejuvenation project, Mysuru



The Hebbal lake in Mysuru is spread over an area of 40 acres in the Hebbal Industrial Area, and was once known as an important source of potable water. But over a period of time, the lake lost its charm due to massive urbanization around it. Untreated sewage started flowing into the lake and its surroundings from residential and industrial establishments.

Infosys joined hands with the Mysore administration – KIADB and MUDA to rejuvenate the lake and restore its past glory. The project involved desilting and beautification, including creating a walking path and planting trees around it. A sewage treatment plant (STP) is being constructed near the lake with a capacity to treat 8 million liters of sewage per day, so that the lake and the surroundings are free of untreated sewage. Advanced membrane bio-reactor technology will be adopted in the STP to ensure that only the highest quality of treated water is let out into the lake. Automation is being implemented in the STP to ensure high-quality treatment without much manual intervention, thereby minimizing human error.

This lake rejuvenation and conservation project aims to set a benchmark for similar projects that can be adopted by administrative bodies across the country.



Infosys Foundation

Infosys Foundation was established in 1996 for social welfare activities. Since its inception, the Foundation, through its grant-making and partnerships with government bodies and competent non-governmental bodies, has fostered a sustainable culture of development in the areas of healthcare, promotion of education, eradication of hunger, rural development, art and culture, and destitute care across India.



The last year has been extraordinary for many reasons. The challenging times we face today are an opportunity to be of service to others, to come together as a nation, and to care for the less fortunate around us. Despite the current situation, we are grateful to have made a deeper impact last year through the work in our traditional focus areas such as education and destitute care, and also establish multi-year meaningful partnerships in newer areas such as sports. The COVID-19 relief work began early, a week before the national lockdown, and will continue as we chug along and establish the new normal in our lives.

– Sudha Murty,

Chairperson, Infosys Foundation

COVID-19 relief activities

As the virus rages on, humanity takes center stage

On December 31, 2019, health authorities in China's Wuhan city reported a cluster of viral pneumonia cases of unknown cause. A month later, on January 30, 2020, the World Health Organization (WHO) declared the outbreak to be a Public Health Emergency of International Concern. A little over a month later, on March 11, 2020, WHO declared it a pandemic. As on May 17, 2020, the virus, COVID-19, has affected more than 4.71 million people in 188 countries and has caused 3,15,000 deaths.

The first COVID-19 case in India was reported on January 30, 2020 and the first death in India due to COVID-19 happened on March 12.

On March 30, 2019, Infosys Foundation announced ₹100 crore support for COVID-19 relief efforts. Of the amount committed, ₹50 crore was donated to the PM CARES Fund to supplement the government's pan-India relief efforts.

The remaining contribution was utilized across three broad areas:

- To expand hospital capacity for treatment and enable hospital stays for COVID-19 patients, especially the poor, across India

The Foundation helped set up a 100-bed quarantine facility for patients in Bengaluru in collaboration with Narayana Health City (NHC). The facility, located near NHC, aimed at serving patients belonging to economically weaker sections, will provide, besides accommodation, regular monitoring by doctors and nurses, and essential medication, free of cost.

Further, the Foundation also helped establish a 182-bed quarantine facility for the Bowring and Lady Curzon Medical College & Research Institute, Bengaluru. The BBMP Super Specialty hospital on the institute's premises was converted into a COVID-19 hospital. The Foundation procured and installed all the equipment required, and also supplied all the infrastructure, including furniture and fittings. Two ambulances were also provided.

- To provide ventilators, testing kits and personal protective equipment (PPE) like masks, and other protective gear for frontline healthcare workers



The Foundation provided medical equipment, infrastructure and PPE kits to hospitals across India.

The Foundation identified the immediate requirements at various hospitals engaged in the fight against COVID-19 and stepped in to help. Medical equipment and infrastructure such as ventilators, patient monitoring systems, viral transport media, N95 masks, other masks, non-contact infrared thermometers, medical gas pipelines and gas manifold systems and PPE kits have been provided pan-India to hospitals. These include Command Hospital (R&R) in Bengaluru, 7 Air Force Hospital in Kanpur, 11 Air Force Hospital in Ghaziabad, Military hospital in Belgaum, Chinmaya Mission Hospital, Bowring and Lady Curzon Medical College & Research Institute, Sri Jayadeva Institute of Cardiovascular Sciences and Research in Bengaluru, and Government Civil Hospital in Pune.

- To ensure better access to food and nutrition for the poor

The Foundation also recognized the need to take care of the poor and underprivileged, daily wagers whose livelihoods were impacted. Provisions, supplies and hygiene kits were arranged to reach such sections, and healthcare workers, through many partner organizations. The contributions were delivered through Sri Ramakrishna Sevashrama, Pavagada, Karnataka; Deseeya Sevabharathi, Kerala; Arpan Trust, Chandigarh; Ramakrishna Mission, Karnataka, Meghalaya and Arunachal Pradesh; The Akshaya Patra Foundation, pan-India; NASSCOM Foundation, Karnataka, Maharashtra, Telangana and NCR; Maha Vimochana Trust, Chennai; CII Foundation, Maharashtra; Deenabandhu Trust, Karnataka; South Western Railways, Hubballi; Police Department, Mangalore Zone; Rama Vikas Society, north Karnataka; Seva Bharathi, Theni, Tamil Nadu; Rashtriya Sewa Bharati, pan-India; Mysore Zoo, CUPA, Sarvoham Trust and the Voice of Stray Dogs (towards feeding of animals).



The Foundation distributed food and hygiene kits to the poor, through various beneficiary organizations.

Unprecedented problems call for unprecedented action. The way out of the COVID-19 crisis is to work together, follow instructions, ensure hygiene and stay safe. We must not forget the less fortunate people around, and the Foundation continues to put their needs above all else. ₹100 crore notwithstanding, additional funds are also being deployed towards the COVID-19 relief efforts, which are continuing.

Every life counts. Every survivor counts.

Destitute Care

Beneficiary:

All India Institute of Medical Sciences (AIIMS)

Making a long battle a little less arduous



Infosys Foundation Vishram Sadan at AIIMS, Jhajjar, will offer accommodation for underprivileged cancer patients and their families.

From 9.8 lakh cases in 2010, cancer is estimated to affect 11.5 lakh people in India in 2020, according to a report by the Indian Council for Medical Research. Another report by the World Health Organization from February 2020 estimates that one in 10 Indians will develop cancer during their lifetime.

All the studies point towards a rising numbers of cases, which in turn puts increasing pressure on the already constrained healthcare infrastructure of the country. Even if a patient manages to travel from his / her village to get specialized treatment in the city, problems of finding temporary accommodation often leads to them discontinuing the treatment and going back.

At the National Cancer Institute (NCI) of the All India Institute of Medical Sciences (AIIMS), Jhajjar, underprivileged cancer patients often have to look for temporary shelters along with family members who accompany them. To support such families, Infosys Foundation collaborated with the hospital to build an 800-bed *dharmashala* inside the campus.

The NCI, AIIMS – New Delhi (Jhajjar campus) is one of the largest flagship projects of the Government of India. Established as the apex center for translational research in cancer care and prevention, NCI has 710 patient care beds, 25 operation theaters, 1,500 accommodation units, state-of-the-art diagnostics, advanced radiation treatment facilities, and much more.

The cyclical nature of the treatment means that cancer patients often have to make daily visits to the hospital for long stretches, during which they need accommodation for themselves and their families. Infosys Foundation Vishram Sadan aims to provide shelter for such underprivileged patients and their attendants.

The construction is taking place close to the hospital and its OPD blocks. AIIMS, Jhajjar is providing the land and the costs towards water and electricity, and the Foundation is bearing the construction costs. The 10-storeyed structure will be built over 25,200 sq.m. The plan proposes a mix of dormitory rooms (floors 1-5) and private rooms (floors 6-8) with a common dining facility, pharmacy, and utility stores on the ground floor.

Dr. Harsh Vardhan, the Union Minister for Health and Family Welfare, laid the foundation of the project on November 14, 2019. It is expected to be completed by 2022.



The 800-bed *dharmashala* is expected to be completed by 2022.

Every day, more than 100 patients, mostly from low-income households, visit NCI for treatment. Family members accompanying them have a hard time finding affordable accommodation close to the hospital. Infosys Foundation Vishram Sadan will not only save these families the money they would otherwise have to spend on travel and accommodation, but also ensure that they can focus on the treatment and well-being of the ailing person – a realization that brings immense satisfaction to Infosys Foundation.

Rural development

Beneficiary:

Agastya International Foundation

Getting teachers future-ready



Infosys Foundation has been supporting Agastya Foundation's teacher training program since 2014.

In a world where requirements of specialized knowledge are constantly changing, upskilling is the new buzzword. Upskilling is not applicable only to people in the technological sector, it is imperative for the services sector too, especially education. Teachers need to engage in upskilling programs to equip themselves with the tools required to educate students every year in a changing landscape. For Infosys Foundation, higher education and training have been the vehicles for engineering social change through individual enablement.

Agastya International Foundation turned out to be the ideal partner for the Foundation to realize its goals in this area. Agastya has been successfully conducting the Acharya Initiative, a constructivism-based teachers' training among government school science and math teachers since 2014. The Foundation was quick to step in with a corpus fund when approached about a long-term grant towards facilitating more such workshops accommodating a larger number of teachers, and began supporting Agastya's teacher training program from 2014. The grant has ensured support through the years and has helped train 2,918 government schoolteachers till date through its innovative 'constructivist' sessions and 'Make your Own Lab' modules in Maharashtra, Odisha and Andhra Pradesh. This year (2020-21), the target is to train 2,625 teachers from these regions.

The corpus fund has also supported a Mobile Science Lab for Agastya. Agastya also helped establish a science center in JE Society Athani, Karnataka with the Foundation's help. The mobile lab and the science center have together benefitted 21,500 students in the past five years through 1,72,000 exposures (one exposure is equal to a two-hour session).

The constructivist approach, recommended by the National Curriculum Framework, 2005 and the National Curriculum Framework for Teacher Education, 2009, recognizes the student as an active constructor of knowledge rather than being a passive receiver of information. In this approach, the teacher provides learning experiences for students to construct their own knowledge. The constructivist approach in science teaching through hands-on and minds-on activities provides opportunities for students to develop skills such as observation, hypothesizing, experimentation, analysis, inference and communication – which are essential tools in constructing knowledge.

The training program includes a four-day residential workshop with sessions to provide teachers with an understanding of knowledge construction by students, comprehension of its pedagogical significance in actual classrooms, and opportunities to revise their procedures and try out constructivism in their classrooms. To further promote hands-on experiential learning, the residential training also includes modules on 'Make Your Own Lab' – low-cost kits teachers can use in classrooms as powerful tools. To encourage the implementation of these techniques, the Acharya Initiative team also conducts follow-up workshops in clusters near schools.

Both Foundations believe that curiosity can lead to creativity, creativity to inventions, inventions to innovation, innovation to higher productivity, and higher productivity to prosperity. Infosys Foundation's emphasis on equitable access and opportunities for higher education to all students found a common chord with Agastya, who sees transforming government schoolteachers as the means to these ends. The benefits are for the next generation of learners to reap.

Healthcare

Beneficiary:

Jan Chetna Manch, Bokaro

Widening the net of healthcare as a basic amenity



Infosys Foundation contributed to the operations of the health center run by Jan Chetna Manch, Bokaro.

The theme for International Women's Day 2020 was Each for Equal. While we talk about the pay gap between genders and opportunities that remain out of reach for women, we often overlook an area where discrimination is clear and present – and that is in the area of health.

Jan Chetna Manch, Bokaro (JCMB) has been working for several years on women's health, financial independence and empowerment in rural areas around the steel-manufacturing town of Jharkhand. The area of its work resonated strongly with the Infosys Foundation's efforts in women's empowerment, and an association was quick to form.

JCMB, founded in 1994-95, is based in the Chandankiyari block of the Bokaro district of Jharkhand. Its work is largely in the villages of this block and the neighboring Chas block. Focusing on women's health and empowerment, the organization now has more than 8,000 members in its self-help groups (SHGs).

One of the earliest demands of the SHG members was better health for themselves, especially during pregnancy and childbirth. Thus, in 1997, the first Women's Health Centre was established, financially supported by the SHGs. Over the years, the center expanded and now provides antenatal care to around 1,600 women and childbirth services to more than 1,000 women per year. This year, Infosys Foundation made a significant contribution to the operations of the health center.

The current center has 12 beds for admitting women, a two-bed baby room, an operation theatre, laboratory, pharmacy, two ambulances and a clinic. JCMB has a team of eight community health workers and 70 health guides (*swasthya sakhis*) who reach out to a population of nearly one lakh, spread over 100 villages. JCMB has now almost completed the construction of a new 30-bed health center. The Foundation's funding came in handy to continue providing healthcare to many more women.

Since getting the Foundation's support last year, JCMB bought an additional ambulance for the center and improved the facilities in the women's health center. More than 5,800 consultations were conducted in the center and outreach clinics, and more than 850 women were admitted for treatment at the center from June to December 2019.



The Foundation's support helped JCMB improve facilities at the health center.

In areas such as Bokaro, quality health services are not easily accessible. The ones that are, are expensive. Organizations such as JCMB make a huge difference to the villagers of the region, especially the women. Infosys Foundation envisions a future where health services are not a luxury for anyone, but a basic amenity, and hopes that this partnership will be a step towards that goal.

Education

Beneficiary:

Avanti Fellows

A problem that STEMs from inequality



Infosys Foundation's support has helped Avanti Fellows run five schools in three states.

Established in 2010, the mission of Avanti Fellows has been to help students from low-income groups studying in government schools, to achieve stable, high-paying careers in STEM (Science, Technology, Engineering and Mathematics). This award-winning non-profit has helped over 40,000 students across four government school systems in Haryana, Jawahar Navodaya Vidyalayas (JNVs), Chennai Municipal Corporation, and Jharkhand in the last eight years.

Infosys Foundation has been partnering with them since 2014 and the collaboration has helped Avanti scale to new geographies while sustaining the current interventions.



The partnership has helped over 1,000 students get access to quality STEM education.

Avanti Fellows' project with the Foundation runs on a unique "peer learning" pedagogy, which has been developed after 20 years of research at Harvard University. It focuses on students taking ownership of their learning through debate, collaborative problem-solving, and testing, supported by structured digital and printed study materials. The approach has been very successful in facilitating a switch from didactic "chalk and talk" teaching to peer-to-peer instruction. It has also made effective use of technology to equip teachers and students with minute-by-minute lesson plans and leveled learning materials.

The partnership has helped underprivileged students get access to quality STEM education and achieve their dreams of getting admission to the Indian Institute of Technology (IITs) and National Institute of Technology (NITs). The grant has also helped the team add medical coaching classes into the program, which has allowed students to sit for the NEET examination and reach the best government-run medical colleges.

The association started with the Foundation funding Avanti's JNV program in 2014. Avanti had been working with the JNV school system from earlier, but with the help of the Foundation grants, the team has been able to expand to new schools and states. At present, the Foundation's support helps run five schools in Karnataka, Maharashtra, and Odisha.

For students who cannot afford expensive coaching in advanced Math and Science, Avanti Fellows, aided by Infosys Foundation, has been a huge help. Over 50% of Avanti students have been clearing the IIT JEE and NEET every year.

For more details on the Foundation's activities, visit https://www.infosys.com/infosys-foundation.

Infosys Foundation USA

Infosys Foundation USA was established in 2008 with the mission of expanding computer science and maker education to K-12 students and teachers across the US, especially among underrepresented communities. The Foundation conducts professional development programs for teachers, partners with leading non-profits, and runs innovative campaigns to ensure that everyone has the skills they need to be creators, not just consumers, of technology.



Teachers at the 2020 Pathfinders Winter Institute in Rhode Island, US

This past year, the Foundation expanded the Pathfinders Institute brand through which it provides professional development in computer science and maker education for K-12 public school teachers. In addition to hosting the second annual week-long Pathfinders Summer Institute, the Foundation held its first-ever Pathfinders Winter Institute in Providence, RI, and launched a digital learning platform for alumni through the creation of the Pathfinders Online Institute. Through Pathfinders alone, the Foundation trained 700 teachers who are projected to reach 30,000 students with their newly acquired skills. Additionally, the Foundation reinforced its commitment to expanding hands-on learning through the nation-wide #InfyMakers grant competition, #WhyIMake campaign and by forging partnerships with organizations such as the Boys and Girls Club. It further aided in preparing the next generation for 21st century careers by supporting the work of Code.org, Teach for America, Hispanic Heritage Foundation, CSforAll and the Girl Scouts of the USA. For more information about the Foundation, visit http://www.infosys.org/usa.

The focus areas and particulars of expenditure for fiscal 2020 of Infosys Foundation USA are provided in *Annexure* 7 to the *Boards report*.

Infosys Science Foundation

The Infosys Science Foundation (ISF) was set up in 2009 by Infosys and some of its founders and management to encourage the pursuit and practice of science and research. The Infosys Prize, governed by the ISF, recognizes stellar research connected to India. The winners of the 2019 prize were awarded with a pure gold medal, a citation and a prize purse of US$ 100,000 at a grand ceremony on January 7, 2020. Renowned economist and philosopher, Prof. Amartya Sen, said while felicitating the winners, "Aside from being a beautiful thing in itself, knowledge generates many different types of rewards, from productive use of inventions to the creation of new bonds among people who interact with each other". The ISF is encouraged by his words and continues to seek and recognize the contributions of these amazing knowledge creators, the scientists and researchers in our midst.

The work of the 2019 Infosys Prize winners shapes the path of research and progress in their respective fields, significantly impacting other disciplines too and enabling innovation at the boundaries. The laureates for 2019 were Prof. Sunita Sarawagi – Institute Chair Professor, Computer Science and Engineering, Indian Institute of Technology, Bombay, in Engineering and Computer Science; Dr. Manu V. Devadevan – Assistant Professor, School of Humanities and Social Sciences, Indian Institute of Technology, Mandi, in Humanities; Dr. Manjula Reddy – Chief Scientist, Center for Cellular and Molecular Biology, Hyderabad, in Life Sciences; Prof. Siddhartha Mishra – Professor, Department of Mathematics, ETH Zürich, in Mathematical Sciences; Prof. G. Mugesh – Professor, Department of Inorganic and Physical Chemistry, Indian Institute of Science, Bengaluru, in Physical Sciences; and Prof. Anand Pandian – Professor, Department of Anthropology, Krieger School of Arts & Sciences, Johns Hopkins University, in Social Sciences.

The winners were chosen by jury panels chaired by distinguished scientists and researchers – Prof. Arvind Mithal from MIT, for Engineering and Computer Science; Prof. Akeel Bilgrami from Columbia University, for Humanities; Prof. Mriganka Sur from MIT, for Life Sciences; Prof. Srinivasa S.R. Varadhan, Abel Prize winner and Professor at the Courant Institute of Mathematical Sciences at the New York University, for Mathematical Sciences; Prof. Shrinivas Kulkarni – former director of the Caltech Observatory and professor at Caltech, for Physical Sciences; and Prof. Kaushik Basu, former SVP at the World Bank and Professor of Economics at Cornell University, for Social Sciences.

This year, the ISF introduced the Winners' Symposium, where Infosys Prize laureates across the six disciplines talked about their prize-winning work and the broader research. The Foundation believes sharing of knowledge across disciplines is the best way to encourage new ideas and innovative collaboration.

To know more about the ISF's initiatives, visit www.infosys-science-foundation.com.



Infosys Prize 2019 laureates with the Jury Chairs

Top row, Left to right: Anand Pandian, Siddhartha Mishra, G. Mugesh, Manjula Reddy, Sunita Sarawagi, Leena (standing in for her spouse, Manu Devadevan, who could not attend the function)

Bottom row, Left to right: Shrinivas Kulkarni, Arvind Mithal, Mriganka Sur, Srinivasa Varadhan, Kaushik Basu, Akeel Bilgrami

Risk management committee



D.N. Prahlad
Chairperson

The risk management committee ("the Committee") comprised four independent directors as on March 31, 2020:

1. D.N. Prahlad, Chairperson
2. Kiran Mazumdar-Shaw
3. D. Sundaram
4. Michael Gibbs

1. Objectives and responsibilities of the Committee

The primary objectives of the Committee is to assist the Board in the following:

i. To assist the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks
ii. To monitor and approve the enterprise risk management framework and associated practices of the Company
iii. To periodically assess risks to the effective execution of business strategy by reviewing key leading indicators in this regard
iv. To periodically review the risk management processes and practices of the Company and ensure that the Company is taking the appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities
v. To evaluate significant risk exposures of the Company and assess the Management's actions to mitigate the exposures in a timely manner
vi. To evaluate risks related to cybersecurity and ensure appropriate procedures are in place to mitigate these risks in a timely manner
vii. To coordinate its activities with the audit committee in instances where there is any overlap with audit activities
viii. To review and reassess the adequacy of the Charter periodically and recommend any proposed changes to the Board for approval
ix. To ensure access to any internal information necessary to fulfill its oversight role and obtain advice and assistance from internal or external legal, accounting or other advisors

2. Committee governance

The Committee is comprised solely of independent directors and fulfills the requirements of:

- Risk management committee charter
- Regulation 21 of the Listing Regulations
- NYSE guidelines, as applicable

Risk management committee charter

The Board amended the charter of the risk management committee on April 1, 2019 and the same is available on our website at https://www.infosys.com/investors/corporate-governance/documents/risk-management-committee-charter.pdf.

Composition and attendance for fiscal 2020


88%
Attendance
4
Meetings
100%
Independence
4
Members

Attendance details of the risk management committee are as follows:

Risk management committee

Name of the member	Committee meeting dates				Held during tenure	Attended	% of attendance
	Apr 11, 2019	Jul 11, 2019	Oct 10, 2019	Jan 09, 2020			
D.N. Prahlad	Attended in person	Attended in person	Leave of absence	Attended in person	4	3	75
D. Sundaram	Attended in person	Attended in person	Attended in person	Attended in person	4	4	100
Kiran Mazumdar-Shaw	Leave of absence	Attended in person	Attended in person	Attended in person	4	3	75
Michael Gibbs	Attended in person	Attended in person	Attended in person	Attended in person	4	4	100

Attended in person Leave of absence

In addition to the above, the Committee constituted the cybersecurity sub-committee with D.N. Prahlad and Michael Gibbs as its members in April 2019. The main objective of the sub-committee is to assess the cyber risk at Infosys and improvise the security systems. The sub-committee meets periodically and recommends its findings, if any, to the risk management committee.

Risk management committee report for the year ended March 31, 2020

Activities of the Committee during the year	Frequency
Reviewed and approved the Enterprise Risk Management Framework of the Company	A
Assessed risks to the effective execution of business strategy. Tracked trend lines of top strategic, operational and compliance-related risks, the likelihood of their occurrence, potential impact and progress of mitigation actions	Q
Reviewed risks in market and client-specific demand environment	P
Reviewed risks and mitigation actions to strategic programs covering sales, cost optimization, automation, employee engagement and retention	P
Reviewed the framework to assess potential risks in client and vendor contracts, approval processes and consequent management policies	P
Reviewed service delivery risks in critical client engagements	P
Assessed counter party credit risk assessment framework and severity of exposure in receivables	Q
Reviewed the Company's information security and data privacy policies, system controls, GDPR and similar regulation requirements, risks and progress of mitigation actions	Q
Assessed risks arising from the COVID-19 pandemic and the Company's response, especially for employee well-being, business continuity, financial resilience and potential legal exposures	P
Submitted regular reports and recommendations to the Board with respect to risk management and mitigation procedures	Q
Reviewed and reassessed the adequacy of the Committee's charter and recommended any proposed changes to the Board for approval	P

Frequency A Annually Q Quarterly P Periodically

Sd/-

Bengaluru
April 20, 2020

D.N. Prahlad[(1)]
Chairperson

(1) Resigned as a member of the Board effective April 20, 2020

Risk management report

The enterprise risk management report is available as a part of this Annual Report and is provided in the following pages.

Risk management report

Note: The risk-related information outlined in this section may not be exhaustive. The discussion may contain statements that are forward-looking in nature. Our business is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. If any of the risks materializes, our business, financial conditions or prospects could be materially and adversely affected. Our business, operating results, financial performance or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. Readers are advised to refer to the detailed discussion of risk factors and related disclosures in our regulatory filings, and exercise their own judgment in assessing risks associated with the Company.

Our Enterprise Risk Management (ERM) function enables the achievement of the Company's strategic objectives by identifying, analyzing, assessing, mitigating, monitoring and governing any risk or potential threat to these objectives. While this is the key driver, our values, culture and commitment to stakeholders – employees, customers, investors, regulatory bodies, partners and the community around us – are the foundation for our ERM framework.

The systematic and proactive identification of risks, and mitigation thereof, enables our organization to boost performance with effective and timely decision-making. Strategic decisions are taken after careful consideration of primary risks, secondary risks, consequential risks and residual risks. The ERM function also enables effective resource allocation through structured qualitative and quantitative risk impact assessment and prioritization based on our risk appetite.

Our ERM framework encompasses all of the Company's risks such as strategic, operational, and legal & compliance risks. Any of these categories can have internal or external dimensions. Hence, appropriate risk indicators are used to identify these risks proactively. We take cognizance of risks faced by our key stakeholders and their cumulative impact while framing our risk responses.

Strategy and strategy execution	Risks arising out of the choices we have made in defining our strategy and the risks to the successful execution of our strategy are covered in this category. For example, risks inherent to our industry and our competitiveness are analyzed and mitigated through strategic choices of target markets, our market offerings, business model and talent base.
Operational	Risks affecting our policies, procedures, people and systems, thereby impacting service delivery or operations, or compromising our core values or business practices are covered in this category. For example, risks such as inefficiencies in internal processes, business activity disruptions due to natural calamities, human conflicts, system failures and cybersecurity attacks.
Legal and compliance	Risks arising out of threats posed to our financial, organizational, or reputational standing resulting from litigations, non-conformance with laws, regulatory or geo-political developments, codes of conduct and contractual compliances are covered in this category.

Integrated Enterprise Risk Management Framework

We have adopted an integrated ERM framework that is implemented across the organization by the risk management office. Our ERM framework is developed by incorporating the best practices based on COSO and ISO 31000 and then tailored to suit our unique business requirements.

Integrated Enterprise Risk Management Framework


STRATEGY
Strategy and business objectives
Vision and mission
Values and culture
Strategic and stakeholder goals
Derived goals
PERFORMANCE EVALUATION AND RISK MANAGEMENT
Risk-enabled decision-making
Risk identification
Type of risks
Legal and compliance
Operational
Strategy execution
Level 1 Risk
Level 2 Risk
Level 3 Risk
Level 4 Risk
Level 5 Risk
Granularity
Sales
Delivery
Business enabling function
Impact groups
Risk assessment
Opportunity
Risk management
Treatment, mitigation and control implementation
Secondary and consequential risk assessment
Residual risk assessment and decision-making
Auditing, monitoring and reporting
Risk governance and disclosures
GOVERNANCE
8-layer governance
Board of Directors
Risk Management Committee (RMC) of the Board
Internal Board of Directors
Risk councils
Office of risk management
Sub-risk councils
Unit risk councils
Project and account risk teams
Integrated lines of defense
iGRC platform
Intelligent risk analytics – Live Enterprise

Salient features of our Enterprise Risk Management program

Our ERM program adopts unique methods to identify risks, evaluate potential impact and promote risk awareness across the organization.

Enterprise Risk Management program – Salient features

Secondary, consequential and residual risks

Secondary risks are threats that could impede the mitigation of primary risks. Consequential risks are the unintended consequences of primary mitigation, and residual risks are those risks that are left over after mitigation.

Aggregation and accumulation

Exposure for same risks are aggregated as it goes up the hierarchy. This provides enterprise-wide view to the leadership. Cumulated risk view is also provided to understand total exposure arising out of all risks at a unit level.

Process risk frameworks

Process-specific risk frameworks have been developed for decision-making, for example, frameworks for customer risk, vendor risk, contractual liability, contractual weighted-risk and credit risk.

Intelligent risk analytics – Live Enterprise

Internal and external risk and performance indicators, loss incidents are used real-time to identify, analyze and assess potential issues that could negatively impact strategic goals.

RISC360 : iGRC

RISC360 is the Company's Governance, Risk management and Compliance (GRC) program that combines three lines of defense under one umbrella. This enables risk-based decision-making and auditing. The Company has implemented a technology platform, iGRC, to provide a consolidated view of risks to strategic goals.

Risk culture

Our risk culture encourages open and upward communication. Coupled with our belief systems and core values, this drives behavior, guides daily activities and decision-making throughout the organization. We encourage sharing of knowledge and best practices, continuous process improvement and a strong commitment to ethics and integrity.

Highlights of fiscal 2020

During fiscal 2020, we extended the adoption of the integrated ERM framework across the organization, strengthening our risk management program with a technology platform and enhancing the risk culture. Specific activities and areas of risk assessment included:

- Progress of execution of strategic programs, specifically progress on localization in the US, the growth of digital services, impact of automation, demand fulfilment and forecasting, performance of subsidiary businesses, enhancement of traditional offerings, and leadership succession planning
- Business environment, including trend line of key external and internal indicators such as client concentration, client technology spend, growth of top clients and bookings from large engagements
- Business momentum relative to competition in key market segments
- New country risk assessment before business penetration
- Client contract management process
- Client creditworthiness and recovery of receivables
- Information security risks (cyber attacks and threat intelligence) and data privacy related risks in GDPR
- Employee engagement and retention
- Operational risk areas including client service delivery, re-skilling of employees, brand attractiveness, women's safety, physical security, capital expenditures on infrastructure, and business continuity management
- Monitoring of key developments in the regulatory and geo-political environment, including Brexit in the UK, and immigration and labor laws in continental Europe, Australia and the US
- Availability of natural resources, such as water and power, and its impact on our operations
- Impact of the COVID-19 pandemic on employee safety and well-being, travel, business continuity and operations, service delivery, cybersecurity for remote working, and financial resilience

Details of additional risk factors have been provided under *Management's Discussion and Analysis* section of this Annual Report.

Message from the Chief Risk Officer



The ongoing COVID-19 pandemic has heightened several of the risks to our business and that of our clients. Our Risk Management Framework enables us to look at these holistically, and mitigate the impact to all of our stakeholders.

Our risk management tag line, *"How can we help?"*, embodies our approach to achieve business objectives while providing the guardrails for operational and compliance control.

Deepak Padaki
EVP and Group Head – Corporate Strategy, and Chief Risk Officer

Stakeholders relationship committee



Dr. Punita Kumar-Sinha
Chairperson

The stakeholders relationship committee ("the Committee") comprised two independent directors and a whole-time director as on March 31, 2020:

1. Dr. Punita Kumar-Sinha, Chairperson
2. D.N. Prahlad
3. U.B. Pravin Rao

On completion of her tenure as independent director, Roopa Kudva ceased to be the chairperson and member of the Committee effective February 03, 2020. Dr. Punita Kumar-Sinha was appointed as the Chairperson of the Committee and U.B. Pravin Rao was inducted as a member of the Committee effective February 4, 2020.

The Board has appointed A.G.S. Manikantha, Company Secretary, as the Compliance Officer, as required under the Listing Regulations and the Nodal Officer to ensure compliance with the IEPF rules.

1. Purpose of the Committee

The purpose of the Committee is to assist the Board and the Company to oversee the various aspects of interests of stakeholders of the Company. The term 'stakeholder' includes shareholders, debenture holders and other security holders.

2. Objectives and responsibilities of the Committee

The primary objectives of the Committee are to:

i. Consider and resolve the security holders' concerns or complaints
ii. Monitor and review the investor service standards of the Company
iii. Take steps to develop an understanding of the views of shareholders about the Company, either through direct interaction, analysts' briefings or survey of shareholders
iv. Oversee and review the engagement and communication plan with shareholders and ensure that the views and concerns of the shareholders are highlighted to the Board at the appropriate time and that steps are taken to address such concerns

3. Committee governance

The Committee comprises two independent directors and a whole-time director and performs the functions as required by:

- Section 178 of the Companies Act, 2013 and rules framed thereunder
- Regulation 20 of the Listing Regulations and other regulations and laws, as applicable
- NYSE guidelines, as applicable
- Stakeholders relationship committee charter

Stakeholders relationship committee charter

The Board amended the charter of the Committee effective April 1, 2019 and the same is available on the Company's website, at https://www.infosys.com/investors/corporate-governance/documents/stakeholders-relationship-committee.pdf.

Grievance redressal mechanism

Investors can raise their grievances with the Company, RTA, RoC, stock exchanges and SEBI.

The Company, with the help of RTA, ensures to resolve the complaints.

The status of investor grievance redressal is updated to the Committee and the Board periodically.

The Company discloses investor complaints received and resolved with the stock exchanges on a quarterly basis.

Composition and attendance for fiscal 2020

92% Attendance

4 Meetings

67% Independence

3 Members

Attendance details of the stakeholders relationship committee are as follows:

Stakeholders relationship committee

Name of the member	Committee meeting dates				Held during tenure	Attended	% of attendance
	Apr 11, 2019	Jul 11, 2019	Oct 10, 2019	Jan 09, 2020			
Dr. Punita Kumar-Sinha[(1)]	Attended in person	Attended in person	Attended in person	Attended in person	4	4	100
D.N. Prahlad	Attended in person	Attended in person	Leave of absence	Attended in person	4	3	75
Roopa Kudva[(2)]	Attended in person	Attended in person	Attended in person	Attended in person	4	4	100
U.B. Pravin Rao[(3)]	NA	NA	NA	NA	NA	NA	NA

Attended in person · Leave of absence

1. Appointed as chairperson of the Committee effective February 04, 2020
2. Ceased to be the chairperson and member of the Committee effective February 03, 2020
3. Appointed as member of the Committee effective February 04, 2020

4. Stakeholder information

A. Shareholding mode as on March 31, 2020

Shareholding mode


2018
99.82%
0.18%
2019
99.86%
0.14%
2020
99.86%
0.14%
Dematerialized
Physical

B. Complaints received during the year ended March 31, 2020

Details of complaints received and resolved


1,286
1,286
2,507
2,507
1,729
1,729
2018[(1)]
2019
2020
Dividend / Annual report related / Others
Complaints received
Resolved

(1) In 2018, the Company also received and resolved 12,349 buyback-related queries.

Stakeholders relationship committee report for the year ended March 31, 2020

Activities of the Committee during the year	Frequency
Monitored and reviewed the Company's performance in dealing with stakeholder grievances	A
During the year, the Committee reached out to select investors to engage with them and take their inputs on several matters and also ensured shareholder interaction from time to time.	P
Reviewed various measures and initiatives taken for reducing the quantum of unclaimed dividends and ensuring timely receipt of dividend warrants / annual reports / statutory notices by the shareholders of the Company	P
Reviewed the unclaimed dividend and equity shares transferred to the Investor Education and Protection Fund (IEPF) pursuant to the IEPF Rules	P
Reviewed and reassessed the adequacy of the Committee charter and recommended changes to the Board for approval	P
Reviewed the measures taken for effective exercise of voting rights by shareholders	A
Reviewed the adherence to the service standards adopted in respect of various services being rendered by the Registrar and Transfer Agent (RTA)	P
Reviewed the annual audit report submitted by the independent auditors on the annual internal audit conducted on the RTA operations as mandated by SEBI including the mechanism of investor grievance redressal, compliances stipulated by SEBI and other matters concerning the functioning of the RTA	A

Frequency A Annually Q Quarterly P Periodically

Sd/-

USA
April 20, 2020

Dr. Punita Kumar-Sinha
Chairperson

Shareholder information

The information relevant for shareholders of the Company is provided in the following pages.

Shareholder information

Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Companies Act, 1956. In 1983, the corporate headquarters were relocated to Bengaluru. The name of the Company was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when the Company became a public limited company. We made an initial public offering in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at ₹ 145 per share, compared to the IPO price of ₹95 per share. In October 1994, we made a private placement of 5,50,000 shares at ₹450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporates.

In March 1999, we issued 20,70,000 American Depositary Shares (ADSs) (equivalent to 10,35,000 equity shares of par value ₹10 each) at US$ 34 per ADS under the ADS Program, and these ADSs were listed on the NASDAQ National Market.

The share data mentioned before is unadjusted for stock split and bonus shares. In July 2003, June 2005 and November 2006, we issued secondary-sponsored American Depositary Receipts (ADRs) of US$ 294 million, US$ 1.1 billion and US$ 1.6 billion, respectively.

During fiscal 2012, the name of the Company was changed from Infosys Technologies Limited to Infosys Limited to mark the transition from being a technology services provider to a business transformation partner to our clients.

During fiscal 2013, we delisted our ADSs from NASDAQ, and listed them in the New York Stock Exchange (NYSE), Euronext London and Euronext Paris. During fiscal 2019, the Company voluntarily delisted from Euronext London and Paris due to low trading volume.

Infosys equity shares and ADSs are listed on NSE and BSE in India and in NYSE respectively under the symbol "INFY".

Bonus issues and stock split


No. of shares
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1
2
4
8
16
32
64
128
256
1,024
2,048
4,096
8,192
16,384
Prior to 1986
1986
1989
1991
1992
1994
1997
1999
2000
2005
2007
2015
2016
2019
Bonus 1:1
Bonus 1:1
Bonus 1:1
Bonus 1:1
Bonus 1:1
Bonus 1:1
Bonus 1:1
Stock Split 2:1
Bonus 3:1
Bonus 1:1
Bonus 1:1
Bonus 1:1
Bonus 1:1
Corporate action

Note : The above graph depicts the increase in the number of Infosys shares as a result of the Company's bonus issues over the years and a stock split in 2000 in the ratio of 2:1. For example, if the investor / shareholder held one share in 1986 prior to the bonus issue and continued to hold it, he would have 16,384 shares today owing to the bonus share issues and stock split.

Unclaimed dividend

Section 124 of the Companies Act, 2013, read with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ("the Rules"), mandates that companies transfer dividend that has remained unclaimed for a period of seven years from the unpaid dividend account to the Investor Education and Protection Fund (IEPF). Further, the Rules mandate that the shares on which dividend has not been paid or claimed for seven consecutive years or more be transferred to the IEPF.

The following table provides a list of years for which unclaimed dividends and their corresponding shares would become eligible to be transferred to the IEPF on the dates mentioned below:

Year	Type of dividend	Dividend per share (₹)[1]	Date of declaration	Due date for transfer	Amount (₹)[2]
2012-2013	Final	27.00	June 15, 2013	July 20, 2020	96,43,968
2013-2014	Interim	20.00	October 18, 2013	November 23, 2020	83,51,120
2013-2014	Final	43.00	June 14, 2014	July 19, 2021	1,25,53,377
2014-2015	Interim	30.00	October 10, 2014	November 14, 2021	88,35,420
2014-2015	Final	29.50	June 22, 2015	July 23, 2022	1,62,96,862
2015-2016	Interim	10.00	October 12, 2015	November 17, 2022	1,21,42,810
2015-2016	Final	14.25	June 18, 2016	July 17, 2023	1,82,60,306
2016-2017	Interim	11.00	October 14, 2016	November 19, 2023	1,52,59,871
2016-2017	Final	14.75	June 24, 2017	July 25, 2024	2,37,51,247
2017-2018	Interim	13.00	October 24, 2017	November 24, 2024	2,55,23,914
2017-2018	Final and Special	30.50	June 23, 2018	July 24, 2025	5,39,73,375
2018-2019	Interim	7.00	October 16, 2018	November 14, 2025	2,43,97,577
2018-2019	Special	4.00	January 11, 2019	February 10, 2026	1,48,08,680
2018-2019	Final	10.50	June 22, 2019	July 21, 2026	3,19,36,695
2019-2020	Interim	8.00	October 11, 2019	November 11, 2026	2,77,24,585

(1) Not adjusted for bonus issue

(2) Amount unclaimed as on March 31, 2020

In order to educate the shareholders and with an intent to protect their rights, the Company also sends regular reminders to shareholders to claim their unclaimed dividends / shares before it is transferred to IEPF. Shareholders may note that both the unclaimed dividends and corresponding shares transferred to IEPF, including all benefits accruing on such shares, if any, can be claimed from IEPF following the procedure prescribed in the Rules. No claim shall lie in respect thereof with the Company.

Dividend remitted to IEPF during the last three years

Fiscal	Type of dividend	Dividend declared on	Date of transfer to IEPF	Amount transferred to IEPF (₹)
2019-20	Interim 2012-13	October 12, 2012	November 19, 2019	67,14,375
2019-20	Final 2011-12	June 09, 2012	July 19, 2019	1,23,64,864
2018-19	Interim 2011-12	October 12, 2011	November 16, 2018, March 26, 2019[1]	69,18,540
2018-19	Final 2010-11	June 11, 2011	July 16, 2018	68,70,340
2017-18	Interim 2010-11	October 15, 2010	November 20, 2017	1,45,91,560
2017-18	Final 2009-10	June 12, 2010	July 17, 2017	58,56,210

(1) The amounts transferred during the year to IEPF also include bank credits received pursuant to the cancellation of demand drafts beyond the validity period. The banks have cancelled the issued demand draft in accordance with the SEBI circular dated April 20, 2018 on "Strengthening the Guidelines and Raising Industry Standards for RTA, Issuer companies & Banker to an issue". Apart from the above, the Company has also transferred ₹ 16,31,056 during fiscal 2019 pertaining to previous years.

Shares transferred to IEPF

During the year, the Company transferred 4,473 and 3,951 shares on August 14, 2019 and December 17, 2019 respectively due to dividends unclaimed for seven consecutive years, in accordance with IEPF rules. During the year, the Company received applications from shareholders for claiming shares from IEPF. The IEPF has settled applications pertaining to 656 shares to respective shareholders. IEPF holds 2,84,487 shares as on March 31, 2020 on account of transfer of shares under IEPF Rules.

Financial year

The Company's financial year begins on April 1 and ends on March 31.

Registered office and global locations

The address of our registered office is Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India.

Our operations are spread across 220 locations in 46 countries. We do not have any manufacturing plants, but have development centers and offices in India and overseas. Visit https://www.infosys.com/investors/reports-filings/Documents/global-presence2020.pdf for details related to our global locations.

Investor services

Tentative calendar

Quarter ending	Board meeting and earnings release date	Trading window closure
Jun 30, 2020	Jul 15, 2020	Jun 16, 2020 to Jul 17, 2020
Sep 30, 2020	Oct 14, 2020	Sep 16, 2020 to Oct 16, 2020
Dec 31, 2020	Jan 13, 2021	Dec 16, 2020 to Jan 15, 2021
Mar 31, 2021	Apr 14, 2021	Mar 16, 2021 to Apr 16, 2021

Annual General Meeting

Date and time	June 27, 2020, Saturday, 4 p.m. IST
Mode	Video conference and other audio-visual means
Participation through video-conferencing	https://epoch.onwingspan.com/InfosysAGM
Webcast and transcripts	https://www.infosys.com/Investors/
E-voting dates	June 22, 2020 to June 26, 2020
Final dividend record date	June 01, 2020
Final dividend payment date	July 03, 2020
Interim dividend payout date[1]	October 30, 2019

[1] During the year, the Company declared an interim dividend to its shareholders on October 11, 2019, having record date on October 24, 2019 and paid on October 30, 2019.

Dematerialization of shares and liquidity

Infosys shares are tradable in the electronic form only. We have established connectivity with the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) through KFin Technologies Private Limited, the Company's Registrar and Transfer Agents (RTA). The International Securities Identification Number (ISIN) allotted to our shares under the Depository System is INE009A01021.

As on March 31, 2020, 99.86% of our shares were held in dematerialized form and the rest in physical form.

We were the first company in India to pay a one-time custodial fee of ₹44.43 lakh to NSDL. Consequently, our shareholders do not have to pay depository participants the custodial fee charged by NSDL on their holding.

Shares held in demat and physical mode (folio-based) as on March 31, 2020 are as follows:

Category	Number of		% to total
	cases[1]	shares	equity
Demat mode	11,79,201	425,31,69,502	99.86
Physical mode	332	58,23,064	0.14
Grand total	11,79,533	425,89,92,566	100.00

[1] The total number of cases will not tally with the number of shareholders, since shareholders can have multiple demat accounts with the same PAN. The number of shareholders based on PAN as on March 31,2020 is 11,34,263.

SEBI, effective April 01, 2019, barred physical transfer of shares of listed companies and mandated transfers only through demat. However, investors are not barred from holding shares in physical form.

We request shareholders whose shares are in the physical mode to dematerialize their shares and update their bank accounts and email IDs with the respective depository participants to enable us to provide better service.

Investor awareness

We have provided a synopsis of the rights and responsibilities of shareholders on our website, https://www.infosys.com/investors/shareholder-services/pages/faqs.aspx.

We encourage you to read the details provided and seek answers to questions that you may have regarding your rights as a shareholder.

The Company is committed towards promoting effective and open communication with all the stakeholders, ensuring consistency and clarity of disclosure at all times. We aim to communicate with investors throughout the year by providing frequent interaction through a variety of forums including meetings, earning calls, investor conferences and management presentations. We strive to be accessible to both institutional and other investors, and proactively encourage all shareholders to participate in the AGM. Every quarter, the Company holds results briefings for investors. The Company also participates in investor conferences held both in India and overseas, in an ongoing effort to communicate directly with investors.

Investor conferences / events held during the year

	Q1	Q2	Q3	Q4
Conferences	2	4	4	2
Non-deal roadshows	2	2	4	4
Company events	1	1	2	1
Total	5	7	10	7

Green initiative

Being a global leader in the area of sustainable business practices, Infosys believes in driving environmental initiatives and also empower its stakeholders. The Company requested its shareholders to join in its endeavor to conserve resources by updating relevant information for receiving online communication and dividend payout. Shareholders holding shares in dematerialized mode have been requested to register their email address, dividend bank account details and mobile number with their depository participants. Those holding shares in physical mode have been requested to furnish their email address, bank account details and mobile number with the Company's RTA, at einward.ris@kfintech.com. Updating all the relevant information will enable shareholders to receive communications and dividends on time. Besides, every year, the Company ensures that electronic copies of the Annual Report and the Notice of the AGM are sent to all members whose email addresses are registered with the Company / depository participant(s). During the year, the Company took the help of the depository (NSDL) to contact the shareholders who have not registered their email address and requested them to update their email address. In the last three months, nearly 9,000 shareholders registered their email address and opted to receive all communications electronically instead of physical intimations.

Investor grievances and investor contacts

We have a Board-level stakeholders relationship committee to examine and redress complaints by shareholders and investors. The status of complaints is reported to the entire Board. The stakeholders relationship committee meets as often as required to resolve shareholder grievances.

We attended to most of the investors' grievances and postal / electronic communications within a period of seven days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Shareholders may note that the share transfers, dividend payments and all other investor-related activities are attended to and processed at the office of the Company's RTA.

For any grievances / complaints, shareholders may contact the RTA, KFin Technologies Private Limited. For any escalations, shareholders may write to the Company at investors@infosys.com and for queries on dividend tax, write to us on dividend.tax@infosys.com. The addresses and contact details for investor queries, RTA, depositary banks, depositories for equity shares in India and stock exchanges are provided at the end of the Annual Report.

Change in name of Company's RTA

The name of the Company's RTA is changed to KFin Technologies Private Limited from Karvy Fintech Private Limited effective December 5, 2019. The Company has communicated this information to the stock exchanges and also made it available on the Company's website.

Legal proceedings

There are certain pending cases related to disputes over title to shares in which we had been made a party. However, these cases are not material in nature.

Commodity price risk, foreign exchange risk and hedging activities

The Company had no exposure to commodity and commodity risks in fiscal 2020. For details of foreign exchange risk and hedging activities, please refer to the *Management's Discussion and Analysis*.

Paid-up capital

Shareholding pattern

During the year, the total shareholding of the Company changed due to ESOP allotment and buyback of shares. The total shareholding as on March 31, 2020 was 425,89,92,566.

The date-wise details of buyback extinguishment and ESOP allotments are provided in *Additional Information* available on our website.

Shareholders holding more than 1% of the shares as on March 31, 2020

The details of shareholders (non-promoters and non-ADR-holders) holding more than 1% (PAN-based) of the equity as on March 31, 2020 are as follows:

Name of the shareholder	% (percentage of holding)	No. of shares
Life Insurance Corporation of India	6.62%	28,20,08,863
SBI Mutual Fund	2.56%	10,91,56,901
HDFC Mutual Fund	2.50%	10,64,15,438
ICICI Prudential Mutual Fund	1.86%	7,90,53,218
Government of Singapore	1.64%	7,00,46,769
ICICI Prudential Life Insurance Company Limited	1.54%	6,57,87,877
Vanguard Total International Stock Index Fund	1.52%	6,48,46,292
Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Fund	1.27%	5,42,45,618
Government Pension Fund Global	1.20%	5,12,79,995
UTI Mutual Fund	1.20%	5,12,23,068
Abu Dhabi Investment Authority	1.03%	4,36,95,606

Distribution of shareholding as on March 31, 2020

No. of shares held	No. of holders	% to holders	% to equity	No. of shares
1-1	34,560	2.93%	0.00%	34,560
2-10	2,51,176	21.29%	0.04%	16,38,515
11-50	3,95,541	33.53%	0.28%	1,17,44,730
51-100	1,88,318	15.97%	0.35%	1,49,93,608
101-200	1,39,774	11.85%	0.51%	2,16,90,506
201-500	95,160	8.07%	0.73%	3,09,38,067
501-1,000	36,599	3.10%	0.62%	2,65,61,726
1,001-5,000	26,952	2.29%	1.32%	5,61,62,430
5,001-10,000	4,358	0.37%	0.72%	3,07,34,478
10,001 and above	7,095	0.60%	95.43%	406,44,93,946
Total	11,79,533	100.00%	100.00%	425,89,92,566

Listing on stock exchanges

Codes	India		Global
	NSE	BSE	NYSE
Exchange	INFY	500209	INFY
Reuters	INFY.NS	INFY.BO	INFY.K
Bloomberg	INFO IS	INFO IB	INFY UN

The listing fees for fiscal 2020 have been paid for all of the above stock exchanges in India and overseas.

ISIN Code for ADS: US4567881085

Stock market data relating to shares listed in India and NYSE

Our market capitalization is included in the computation of the S&P BSE Sensex (Sensex), the NIFTY 50 Index, NYSE Composite Index and Dow Jones Sustainability Indices (DJSI), among others.

Stock market data – exchanges in India

The monthly high and low quotations, as well as the volume of shares traded at the BSE, the NSE, and NYSE for the current year are provided as follows:

2019-20	BSE			NSE			Volume
Months	High (₹)	Low (₹)	Volume A (No.)	High (₹)	Low (₹)	Volume B (No.)	(A+B) (No.)
April	773.65	713.00	1,14,56,947	773.00	712.60	17,16,34,154	18,30,91,101
May	748.90	698.40	1,13,17,451	748.40	697.45	19,56,03,027	20,69,20,478
June	758.90	728.20	66,46,294	759.00	728.15	12,46,91,033	13,13,37,327
July	804.25	706.70	75,27,199	804.00	706.50	17,78,30,373	18,53,57,572
August	817.50	760.50	73,25,664	817.35	760.15	15,00,21,483	15,73,47,147
September	847.40	742.10	59,28,427	847.00	741.90	16,21,40,933	16,80,69,360
October	823.35	615.00	2,59,72,423	823.80	615.10	38,30,38,426	40,90,10,849
November	732.50	678.30	1,00,69,662	732.50	678.15	22,23,00,056	23,23,69,718
December	737.70	689.00	1,02,45,209	737.95	688.55	14,11,77,094	15,14,22,303
January	792.55	708.40	61,72,448	792.80	708.30	18,92,77,362	19,54,49,810
February	811.20	723.30	50,58,366	811.60	722.05	11,28,90,806	11,79,49,172
March	773.35	511.10	2,08,24,231	773.55	509.25	30,51,89,336	32,60,13,567
Total			12,85,44,321			233,57,94,083	246,43,38,404

The volume traded / outstanding shares (%) in the last three fiscals is as follows:

Fiscal	Volume (BSE)	Volume (NSE)	Volume (BSE +NSE)
2019-20	4	66	70
2018-19	4	57	61
2017-18	5	69	74

Note: The number of shares outstanding was 351,96,91,384 as of March 31, 2020. ADSs have been excluded for the purpose of this calculation.

Stock market data – NYSE

2019-20	High ($)	Low ($)	High (₹)	Low (₹)	Volume (No.)
Months					
April	11.38	10.34	790.80	717.87	24,54,60,339
May	10.88	10.01	759.10	696.00	27,68,17,298
June	10.90	10.41	756.44	722.73	16,81,21,994
July	11.64	10.37	800.60	713.46	26,74,34,659
August	11.50	10.77	824.21	763.27	20,70,91,041
September	12.08	10.81	868.91	766.86	23,59,76,843
October	11.31	8.76	803.80	620.47	55,76,48,168
November	10.12	9.51	718.72	672.57	26,36,44,886
December	10.37	9.65	737.00	691.23	16,18,86,703
January	11.27	10.01	802.54	721.02	33,25,08,522
February	11.44	9.99	820.59	717.72	22,18,84,574
March	10.54	6.77	766.05	514.86	43,91,54,793
Total					337,76,29,820

Note: 1 ADS = 1 equity share. The US dollar has been converted into the Indian rupee at the daily rates. The number of ADSs outstanding as on March 31, 2020 was 73,93,01,182. The percentage of volume traded for the year at NYSE, to the total float was 457%.

ADS premium compared to price quoted on NSE



(₹)
1,000
800
600
400
200
0
(%)
7.0
5.0
3.0
1.0
(1.0)
(3.0)
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
ADS(₹)	754.71	720.95	738.43	768.47	797.81	817.15	728.38	700.86	717.74	766.07	789.39	643.62
Equity(₹)	743.07	720.38	744.37	761.28	787.19	812.66	730.98	702.93	720.67	760.46	782.28	642.56
Premium/ (Discount)	1.6%	0.1%	-0.8%	0.9%	1.3%	0.6%	-0.4%	-0.3%	-0.4%	0.7%	0.9%	0.2%

Note : Represents monthly average of closing prices of our ADSs listed on NYSE compared to monthly average of closing prices of our equity shares listed on NSE.

Outstanding ADSs

Our ADSs, as evidenced by ADRs, are traded in the US on the NYSE under the ticker symbol 'INFY'. The currency of trade of ADS in the US is USD. Each ADS is represented by one equity share. The ADRs evidencing ADSs began trading on the NYSE, New York, from December 12, 2012. As on March 31, 2020, there were 95,379 record holders of ADRs evidencing 73,93,01,182 ADSs (1 ADS = 1 equity share).

Infosys share price versus the NSE Nifty 50 index



120
110
100
90
80
70
60
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Infosys
NIFTY 50

Note: Infosys share price and NSE Nifty 50 index values on April 1, 2019 have been baselined to 100.

Infosys share price versus the S&P BSE Sensex (Sensex)


120
110
100
90
80
70
60
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Infosys
BSE Sensex

Note: Infosys share price and S&P BSE Sensex (Sensex) values on April 1, 2019 have been baselined to 100.

Credit ratings

During the year, Moody's changed outlook on Infosys due to change in outlook on India's sovereign rating to 'negative' from 'stable'. There has been no change in credit ratings from Standard & Poor's, Dun & Bradstreet and CRISIL during the year.

Rating agency	Rating	Outlook
Moody's	A3	Negative
Standard & Poor's	A-	Stable
Dun & Bradstreet	5A1	Condition: Strong
CRISIL	AAA	Stable

Shareholders

Communication to the shareholders

The Company ensures that the following filings and reports are available on its website:

- The quarterly report, along with additional information and official news releases, are posted on our website, at https://www.infosys.com/investors/reports-filings/ The reports contain select financial data extracted from the audited condensed consolidated financial statements under the IFRS (INR), and audited condensed consolidated financial statements under the IFRS (USD). Moreover, the quarterly / annual results and official news releases are generally published in at least one English language national daily newspaper circulating in the whole or substantially the whole of India (*Business Standard*) and in one regional daily newspaper published from Bengaluru (*Prajavani*).
- Quarterly and annual financial statements, standalone and consolidated, along with segmental information, are also posted on our website, at https://www.infosys.com/investors/reports-filings/.
- Earnings calls with analysts and investors are broadcast live on our website and their transcripts are also published on the website. The proceedings of the AGM are webcast live for shareholders across the world. The AGM presentations, transcripts and video archives are available on our website, at https://www.infosys.com/investors/reports-filings/.
- Form 20-F, filed annually with the SEC, also contains detailed disclosures and is made available on our website, at https://www.infosys.com/investors/reports-filings/annual-report.html.
- The shareholders can also access the details of corporate governance policies, Board committee charters, Memorandum and Articles of Association, financial information, shareholding information, details of unclaimed dividends and shares transferred / liable to transfer to IEPF, etc. on the Company's website.
- Other information, such as press releases, stock exchange disclosures and presentations made to investors and analysts, etc., is regularly updated on the Company's website. The shareholders can also visit www.sec.gov where the investors can view statutory filings of the Company with the SEC.

Details of non-compliance

No penalty has been imposed by any stock exchange, SEBI or SEC, nor has there been any instance of non-compliance with any legal requirements, or on matters relating to the capital market over the last three years.

Regulatory orders

There are no regulatory orders apart from the details provided in the *Board's report* of this Annual report.

CEO and CFO certification

As required by the Listing Regulations, the *CEO and CFO certification* is provided in this Annual Report.

Code of conduct

In compliance with the Listing Regulations and the Companies Act, 2013, the Company has adopted the revised Code of Conduct and Ethics ("the Code") effective July 12, 2019. The Code is applicable to the members of the Board, the executive officers and all employees of the Company and its subsidiaries. The Code is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/codeofconduct.pdf.

All members of the Board, the executive officers and senior officers have affirmed compliance to the Code as on March 31, 2020. A declaration to this effect, signed by the CEO & MD and the CFO, forms part of the *CEO and CFO certification*.

Establishment of vigil / whistleblower mechanism

The Company has established a mechanism for directors and employees to report concerns about unethical behavior, actual or suspected fraud, or violation of the Code. It also provides for adequate safeguards against the victimization of employees who avail the mechanism, and allows direct access to the chairperson of the audit committee in exceptional cases. During the year no person was denied access to the audit committee.

During the year, the amended Whistleblower Policy was adopted on April 1, 2019 and is available on our website, at: https://www.infosys.com/investors/corporate-governance/documents/whistleblower-policy.pdf.

The Company received certain anonymous whistleblower complaints. The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations and the same was disclosed to the Stock Exchanges and the Securities and Exchange Commission (SEC) on October 22, 2019. The outcome of the investigation did not result in restatement of previously issued financial statements and this was disclosed in a press release which was filed with the Stock Exchanges and SEC on January 10, 2020. The Company cooperated with an investigation by the SEC in regard to the whistleblower matter. In March 2020, the Company received notification from the SEC, that the SEC has concluded its investigation and the Company does not anticipate any further action by the SEC on this matter.

Further, the Company has responded to all the inquires received from the Indian regulatory authorities and will continue to cooperate with the authorities for any additional requests for information.

Additionally, in October 2019, a purported class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers. The complaint was brought on behalf of a putative class, consisting of persons or entities who purchased the Company's publicly traded securities between July 7, 2018 and October 20, 2019, and purported to bring claims for violations of the US federal securities laws. On May 21, 2020, the plaintiff filed a stipulation which voluntarily dismissed the action without prejudice.

Complaints pertaining to sexual harassment

The details of complaints filed, disposed of and pending during the financial year pertaining to sexual harassment are provided in the *Business responsibility report* of this Annual Report.

Prevention of insider trading

During the year, the Company amended the Insider Trading Policy effective October 11, 2019 in line with the SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2018. The Corporate Policy on Investor Relations was amended to make generic language updates. This policy includes policy and procedures for inquiry in case of leak of Unpublished Price Sensitive Information (UPSI) or suspected leak of UPSI. The Company has automated the declarations and disclosures to identified designated persons, and the Board reviews the policy on a need basis. The key changes to the polices are provided in *Annexure 9* to the *Board's Report*. The amended policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/insider-trading-policy.pdf.

General body meetings / postal ballots

The details of the special resolutions passed during the last three Annual and / or Extraordinary General Meetings are as follows:

Year ended	Date and time	Venue	Special resolution passed	Web link for webcast / transcripts
March 31, 2019	June 22, 2019 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bengaluru, India	1. Approval of the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan") and grant of stock incentives to the eligible employees of the Company under the 2019 Plan 2. Approval of the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan") and grant of stock incentives to the eligible employees of the Company's subsidiaries under the 2019 Plan 3. Approval for secondary acquisition of shares of the Company by the Infosys Expanded Stock Ownership Trust for the implementation of the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan")	https://www.infosys.com/investors/news-events/annual-general-meeting/2019.html
March 31, 2018	June 23, 2018 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bengaluru, India	None	https://www.infosys.com/investors/news-events/annual-general-meeting/2018.html
March 31, 2017	June 24, 2017 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bengaluru, India	None	https://www.infosys.com/investors/news-events/annual-general-meeting/2017.html

Participation and voting at 39th AGM

Pursuant to the General Circular numbers 20/2020, 14/2020, 17/2020 issued by the Ministry of Corporate Affairs and Circular number SEBI/HO/CFD/CMD1/CIR/P/2020/79 issued by SEBI, the 39th AGM of the Company will be held through video-conferencing and the detailed instructions for participation and voting at the meeting is available in the notice of the 39th AGM.

Postal ballot

For matters which are urgent and require shareholders' approval in the period between the AGMs, the Company seeks the approval of shareholders through postal ballot. In compliance with Sections 108 and 110 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company also provides electronic voting (e-voting) facility to all its members. For this purpose, the Company has engaged the services of NSDL. Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, has acted as the scrutinizer for past postal ballots and e-voting.

During the year, the Company did not pass any special resolution through postal ballot. The details of the previous postal ballots are available on the website, at https://www.infosys.com/investors/shareholder-services/postal-ballot.html.

Procedure for postal ballot

Postal ballot notices and forms are dispatched, along with postage-prepaid business reply envelopes to registered members / beneficiaries. The same notice is sent by email to members who have opted to receive communication through the electronic mode. The Company also publishes a notice in the newspaper declaring the details and requirements as mandated by the Act and applicable rules.

Voting rights are reckoned on the paid-up value of the shares registered in the names of the members as on the cut-off date. Members who want to exercise their votes by physical postal ballot are requested to return the forms, duly completed and signed, to the scrutinizer on or before the close of the voting period. Those using the e-voting option are requested to vote before the close of business hours on the last date of e-voting.

The scrutinizer completes his scrutiny and submits his report to the Chairman, and the consolidated results of the voting are announced by the Chairman / authorized officer. The results are also displayed on the Company website, www.infosys.com, besides being communicated to the stock exchanges, depository and registrar and share transfer agent. The last date for the receipt of postal ballot forms or e-voting is the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.

Compliance with global guidelines & standards and corporate governance codes

Infosys has been a front-runner in complying with global best practices in corporate governance such as:

- The Cadbury Report in the UK in 1992
- The Sarbanes-Oxley Act, 2002
- The Consumer Protection Act
- Euroshareholders Corporate Governance Guidelines, 2000
- The recommendations of the Conference Board Commission on Public Trusts and Private Enterprises in the US

- National Guidelines on Responsible Business Conduct
- The principles advocated by the United Nations Global Compact (UNGC)
- The Listing Regulations
- Kotak Committee Report
- Corporate Governance Voluntary Guidelines, 2009
- Kumar Mangalam Birla Committee Report
- Naresh Chandra Committee Report
- The Organization for Economic Co-operation and Development (OECD) Principles of Corporate Governance
- Sustainability compliances

SEBI has notified the Listing Regulations, which incorporate corporate governance principles in line with the OECD principles. The Listing Regulations also provide broad principles for periodic disclosures by listed entities in line with the International Organization of Securities Commissions (IOSCO) principles. SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018 mandated several provisions to be applicable effective April 01, 2020, and the Company has complied with all the applicable regulations within the effective date.

During the year, the Company was rated for the third time in a row under the leadership category in a corporate governance study conducted jointly by BSE Limited (BSE) and the International Finance Corporation (IFC), a member of the World Bank Group, and Institutional Investors Advisory Services (IiAS), based on G20 / OECD principles, which are globally accepted benchmarks for corporate governance.

Corporate governance guidelines

The Board has defined a set of corporate governance best practices and guidelines to help fulfill our corporate responsibility towards our stakeholders. These guidelines ensure that the Board will have the necessary authority and processes to review and evaluate our operations as and when required. Further, these guidelines allow the Board to make decisions that are independent of the Management. The Board, at its discretion, may change these guidelines periodically to achieve our stated objectives. The guidelines can be accessed on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-governance-guidelines.pdf.

Compliance with discretionary requirements

The Company has also ensured the implementation of non-mandatory items such as:

- Separate posts of Chairman, and CEO & MD, with the provision for reimbursement of expenses in the performance of official duties
- The Company has provided a separate office within the Company premises for the Chairman.
- Unmodified audit opinions / reporting
- Internal auditor reporting directly to the audit committee
- The Company has appointed one of its independent directors voluntarily on the Board of its non-material subsidiary.

National Guidelines on Responsible Business Conduct (NGRBC)

In December 2018, the Ministry of Corporate Affairs introduced NGRBC to assist businesses to perform above and beyond the requirements of regulatory compliance. We substantially comply with these voluntary guidelines.

Management review and responsibility

Board interaction with clients, employees, institutional investors, governments and the media

The Chairman, the CEO & MD, the COO, the CFO, the Presidents and the Deputy CFO represent the Company in interactions with investors, the media and various governments. In addition, the CEO & MD, the COO, the CFO and the Presidents manage interactions with clients and employees and the investor relations team represents the Company in interactions with investors. The other authorized media spokespersons for business-specific matters include the functional heads and identified subject matter experts.

Certification from Company Secretary in Practice

Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, has issued a certificate as required under the Listing Regulations, confirming that none of the directors on the Board of the Company has been debarred or disqualified from being appointed or continuing as director of companies by the SEBI / Ministry of Corporate Affairs or any such statutory authority. The certificate is enclosed with this section as Annexure A.

Auditors' certificate on corporate governance

The auditor's certificate on corporate governance is provided as Annexure B to this *Corporate goverance report*.

Annexure A : Certificate from Company Secretary in Practice

CERTIFICATE

(Pursuant to clause 10 of Part C of Schedule V of LODR)

In pursuance of sub clause (i) of clause 10 of Part C of Schedule V of The Securities and Exchange Board of India (SEBI) (Listing Obligations and Disclosure Requirements) Regulations, 2015; (LODR) in respect of Infosys Limited (CIN:L85110KA1981PLC013115) I hereby certify that :

On the basis of the written representation/declaration received from the directors and taken on record by the Board of Directors, as on March 31, 2020, none of the directors on the board of the company has been debarred or disqualified from being appointed or continuing as director of companies by the SEBI / Ministry of Corporate Affairs or any such statutory authority.

Sd/-
P.G. Hegde
Hegde & Hegde
Company Secretaries

FCS :1325 / C.P.No : 640
UDIN : F001325B000214835

Bengaluru
April 20, 2020

Annexure B : Independent Auditors' certificate on corporate governance

REF: IL/19-20/94

To

The Members of Infosys Limited

1. This certificate is issued in accordance with the terms of our engagement letter dated June 21, 2019.
2. We, Deloitte Haskins & Sells LLP, Chartered Accountants, the Statutory Auditors of Infosys Limited (the "Company"), have examined the compliance of conditions of Corporate Governance by the Company, for the year ended on March 31 2020, as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended ("SEBI Listing Regulations").

Managements' Responsibility

3. The compliance of conditions of Corporate Governance is the responsibility of the Management. This responsibility includes the design, implementation and maintenance of internal control and procedures to ensure the compliance with the conditions of the Corporate Governance stipulated in the SEBI Listing Regulations.

Auditor's Responsibility

4. Our responsibility is limited to examining the procedures and implementation thereof, adopted by the Company for ensuring compliance with the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.
5. We have examined the books of account and other relevant records and documents maintained by the Company for the purposes of providing reasonable assurance on the compliance with Corporate Governance requirements by the Company.
6. We have carried out an examination of the relevant records of the Company in accordance with the Guidance Note on Certification of Corporate Governance (the "Guidance Note") issued by the Institute of the Chartered Accountants of India ("ICAI") and the Standards on Auditing ("SA"s) specified under Section 143(10) of the Companies Act, 2013, in so far as applicable for the purpose of this certificate and as per the Guidance Note issued by the ICAI which requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.
7. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

8. Based on our examination of the relevant records and according to the information and explanations provided to us and the representation provided by the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the SEBI Listing Regulations during the year ended March 31, 2020.
9. We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
Firm's registration number : 117366W/W-100018

Sd/-
Sanjiv V. Pilgaonkar
Partner
Membership number : 39826
UDIN : 20039826AAAACR6719

Mumbai
May 26, 2020

CEO and CFO certification

The Board of Directors
Infosys Limited, Bengaluru

Dear members of the Board,

We, Salil Parekh, Chief Executive Officer and Managing Director, and Nilanjan Roy, Chief Financial Officer of Infosys Limited, to the best of our knowledge and belief, certify that :

1. We have reviewed the Balance Sheet as at March 31, 2020, Statement of Profit and Loss, the Statement of Changes in Equity and the Statement of Cash Flows for the year then ended, and a summary of the significant accounting policies and other explanatory information of the Company, and the *Board's report* for the year ended March 31, 2020.

2. These statements do not contain any materially untrue statement or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. The financial statements, and other financial information included in this report, present in all material respects a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as at, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.

4. There are no transactions entered into by the Company during the year that are fraudulent, illegal or violate the Company's Code of Conduct and Ethics, except as disclosed to the Company's auditors and the Company's audit committee of the Board of Directors.

5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have :

a. Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Indian Accounting Standards (Ind AS).

c. Evaluated the effectiveness of the Company's disclosure, controls and procedures.

d. Disclosed in this report, changes, if any, in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

6. We have disclosed, based on our most recent evaluation of the Company's internal control over financial reporting, wherever applicable, to the Company's auditors and the audit committee of the Company's Board (and persons performing the equivalent functions) :

a. Any deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and have confirmed that there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.

b. Any significant changes in internal controls during the year covered by this report.

c. All significant changes in accounting policies during the year, if any, and the same have been disclosed in the notes to the financial statements.

d. Any instances of significant fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system.

7. We affirm that we have not denied any personnel access to the audit committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to whistleblowers from unfair termination and other unfair or prejudicial employment practices.

8. We further declare that all Board members and senior management personnel have affirmed compliance with the Code of Conduct and Ethics for the year covered by this report.

   With respect to the whistleblower complaints, for which the Company had made a disclosure to the stock exchanges and SEC on October 22, 2019, the Company is responding to all the inquiries received from Indian regulatory authorities seeking information on certain allegations made by the whistleblower and will continue to cooperate with the authorities for any additional requests for information.

	Sd/-	Sd/-
Bengaluru	Salil Parekh	Nilanjan Roy
April 20, 2020	*Chief Executive Officer and Managing Director*	*Chief Financial Officer*

Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2020

Index

Independent auditor's report

To the members of Infosys Limited

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the accompanying standalone financial statements of INFOSYS LIMITED (the "Company"), which comprise the Balance Sheet as at March 31, 2020, the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows ended on that date, and a summary of significant accounting policies and other explanatory information (hereinafter referred to as the "standalone financial statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Companies Act, 2013 (the "Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended, ("Ind AS") and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2020, the profit and total comprehensive income, changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing ("SA"s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements of the current period. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter
1	*Fixed price contracts using the percentage of completion method* Fixed price maintenance revenue is recognized either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or using percentage-of-completion method when the pattern of benefits from services rendered to the customer and Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time has been recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. We identified the estimate of total efforts or efforts to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of efforts or costs involves significant judgment throughout the period of the contract and is subject to revision as the contract progresses based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the lives of the contracts. Refer Notes 1.4(a) and 2.17 to the Standalone financial statements.
	Auditor's Response
	Principal Audit Procedures Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others: We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevent unauthorised changes to recording of efforts incurred. We selected a sample of fixed price contracts with customers accounted using percentage-of-completion method and performed the following: • Compared efforts or costs incurred with Company's estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract. • Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.
Sr. No.	Key Audit Matter
2	*Allowance for credit losses* The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considered current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates. In calculating expected credit loss, the Company has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID-19. We identified allowance for credit losses as a key audit matter because the Company exercises significant judgment in calculating the expected credit losses. Refer Notes 1.4(f), 2.7 and 2.10 to the Standalone financial statements.

	Auditor's Response
	Principal Audit Procedures Our audit procedures related to the allowance for credit losses for trade receivables and unbilled revenue included the following, among others: We tested the effectiveness of controls over the (1) development of the methodology for the allowance for credit losses, including consideration of the current and estimated future economic conditions (2) completeness and accuracy of information used in the estimation of probability of default and (3) computation of the allowance for credit losses. For a sample of customers: We tested the input data such as credit reports and other credit related information used in estimating the probability of default by comparing them to external and internal sources of information. We tested the mathematical accuracy and computation of the allowances by using the same input data used by the Company.

Emphasis of Matter

As more fully described in Note 2.22 to the standalone financial statements, the Company is responding to inquiries from Indian regulatory authorities. The scope, duration or outcome of these matters are uncertain.

Our opinion is not modified in respect of this matter.

Information Other than the Financial Statements and Auditor's Report Thereon

The Company's Board of Directors is responsible for the other information. The other information comprises the information included in the Management Discussion and Analysis, Board's Report including Annexures to Board's Report, Business Responsibility Report, Corporate Governance Report, and Shareholder Information, but does not include the standalone financial statements and our auditor's report thereon.

Our opinion on the standalone financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the standalone financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the standalone financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Management's Responsibilities for the Standalone Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance, including other comprehensive income, changes in equity and cash flows of the Company in accordance with the Ind AS and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls system in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, based on our audit we report that:

   a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

   b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

   c) The Balance Sheet, the Statement of Profit and Loss including Other Comprehensive Income, Statement of Changes in Equity and the Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account.

   d) In our opinion, the aforesaid standalone financial statements comply with the Ind AS specified under Section 133 of the Act.

   e) On the basis of the written representations received from the directors as on March 31, 2020 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2020 from being appointed as a director in terms of Section 164(2) of the Act.

   f) With respect to the adequacy of the internal financial controls over financial reporting of the Company and the operating effectiveness of such controls, refer to our separate Report in "Annexure A". Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company's internal financial controls over financial reporting.

g) With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended:

In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

i. The Company has disclosed the impact of pending litigations on its financial position in its standalone financial statements.

ii. The Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts;

iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.

2. As required by the Companies (Auditor's Report) Order, 2016 ("the Order") issued by the Central Government in terms of Section 143(11) of the Act, we give in "Annexure B" a statement on the matters specified in paragraphs 3 and 4 of the Order.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No.117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No. 039826)
UDIN: 20039826AAAABY7886

Place: Mumbai
Date: April 20, 2020

Annexure "A" to the Independent Auditor's Report

(Referred to in paragraph 1(f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 ("the Act")

We have audited the internal financial controls over financial reporting of INFOSYS LIMITED (the "Company") as of March 31, 2020 in conjunction with our audit of the standalone financial statements of the Company for the year ended on that date.

Management's Responsibility for Internal Financial Controls

The Board of Directors of the Company is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls over financial reporting of the Company based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the ICAI and the Standards on Auditing prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls system over financial reporting.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of the management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2020, based on the internal financial control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No.117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner

Place : Mumbai
Date : April 20, 2020

(Membership No. 039826)
UDIN : 20039826AAAABY7886

Annexure 'B' to the Independent Auditor's Report

(Referred to in paragraph 2 under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

i. In respect of the Company's fixed assets :
   (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.
   (b) The Company has a program of verification to cover all the items of fixed assets in a phased manner which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain fixed assets were physically verified by the management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.
   (c) According to the information and explanations given to us, the records examined by us and based on the examination of the conveyance deeds / registered sale deed provided to us, we report that, the title deeds, comprising all the immovable properties of land and buildings which are freehold, are held in the name of the Company as at the balance sheet date. In respect of immovable properties of land and building that have been taken on lease and disclosed as fixed assets in the standalone financial statements, the lease agreements are in the name of the Company.

ii. The Company is in the business of providing software services and does not have any physical inventories. Accordingly, reporting under clause 3(ii) of the Order is not applicable to the Company.

iii. According to the information and explanations given to us, the Company has granted unsecured loans to four bodies corporate, covered in the register maintained under section 189 of the Companies Act, 2013, in respect of which :
   (a) The terms and conditions of the grant of such loans are, in our opinion, prima facie, not prejudicial to the Company's interest.

(b) The schedule of repayment of principal and payment of interest has been stipulated and repayments or receipts of principal amounts and interest have been regular as per stipulations.

(c) There is no overdue amount remaining outstanding as at the year-end.

iv. In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Sections 185 and 186 of the Act in respect of grant of loans, making investments and providing guarantees and securities, as applicable.

v. The Company has not accepted deposits during the year and does not have any unclaimed deposits as at March 31, 2020 and therefore, the provisions of the clause 3(v) of the Order are not applicable to the Company.

vi. The maintenance of cost records has not been specified by the Central Government under section 148(1) of the Companies Act, 2013 for the business activities carried out by the Company. Thus, reporting under clause 3(vi) of the order is not applicable to the Company.

vii. According to the information and explanations given to us, in respect of statutory dues:

(a) The Company has generally been regular in depositing undisputed statutory dues, including Provident Fund, Employees' State Insurance, Income Tax, Goods and Service Tax, Customs Duty, Cess and other material statutory dues applicable to it with the appropriate authorities.

(b) There were no undisputed amounts payable in respect of Provident Fund, Employees' State Insurance, Income Tax, Goods and Service Tax, Customs Duty, Cess and other material statutory dues in arrears as at March 31, 2020 for a period of more than six months from the date they became payable.

(c) Details of dues of Income Tax, Sales Tax, Service Tax, Excise Duty and Value Added Tax which have not been deposited as at March 31, 2020 on account of dispute are given below:

Nature of the statute	Nature of dues	Forum where Dispute is Pending	Period to which the Amount Relates	Amount in ₹ Crores
The Income Tax Act, 1961	Income Tax	Appellate Tribunal[1]	A.Y. 2010-11 and A.Y. 2012-13	1,029
	Income Tax	Appellate Authority upto Commissioner's Level[2]	A.Y. 2008-09 to A.Y. 2011-12; A.Y. 2013-14 to A.Y. 2016-17 and A.Y. 2018-19 to A.Y. 2020-21	2,219
Finance Act, 1994	Service Tax	Appellate Tribunal[3]	F.Y. 2004-05 to F.Y.2014-15	60
Central Excise Act, 1944	Excise Duty	Supreme Court[3]	F.Y. 2005-06 to F.Y. 2015-16	68
Customs Act, 1962	Excise Duty	Appellate Tribunal	F.Y. 2015-16	–[4]
	Custom Duty and Interest	Specified Officer of SEZ	F.Y. 2008 -09 to F.Y. 2011-12	5
Sales Tax Act and VAT Laws	Sales Tax and interest	High Court	F.Y. 2007-08	–[4]
	Sales Tax and interest	Appellate Authority upto Commissioner's Level[3]	F.Y. 2006-07 to F.Y. 2010-11, F.Y. 2014-15	2

(1) In respect of A.Y. 2012-13, stay order has been granted against the amount of ₹1,029 crores disputed and not been deposited.

(2) In respect of A.Y. 2016-17, ₹599 crores is erroneous interest demand on paid liability.

(3) Stay order has been granted.

(4) Less than ₹1 crore.

viii. The Company has not taken any loans or borrowings from financial institutions, banks and government or has not issued any debentures. Hence reporting under clause 3(viii) of the Order is not applicable to the Company.

ix. The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) or term loans and hence reporting under clause 3(ix) of the Order is not applicable to the Company.

x. To the best of our knowledge and according to the information and explanations given to us, no fraud by the Company or no material fraud on the Company by its officers or employees has been noticed or reported during the year.

xi. In our opinion and according to the information and explanations given to us, the Company has paid / provided managerial remuneration in accordance with the requisite approvals mandated by the provisions of section 197 read with Schedule V to the Act.

xii. The Company is not a Nidhi Company and hence reporting under clause 3(xii) of the Order is not applicable to the Company.

xiii. In our opinion and according to the information and explanations given to us, the Company is in compliance with Section 177 and 188 of the Companies Act, 2013 where applicable, for all transactions with the related parties and the details of related party transactions have been disclosed in the standalone financial statements as required by the applicable accounting standards.

xiv. During the year, the Company has not made any preferential allotment or private placement of shares or fully or partly paid convertible debentures and hence reporting under clause 3(xiv) of the Order is not applicable to the Company.

xv. In our opinion and according to the information and explanations given to us, during the year the Company has not entered into any non-cash transactions with its Directors or persons connected to its directors and hence provisions of section 192 of the Companies Act, 2013 are not applicable to the Company.

xvi. The Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No.117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner

Place : Mumbai
Date : April 20, 2020

(Membership No. 039826)
UDIN : 20039826AAAABY7886

Balance Sheet

in ₹ crore

Particulars	Note no.	As at March 31, 2020	As at March 31, 2019
Assets			
Non-current assets			
Property, plant and equipment	2.1	11,092	10,394
Right-of-use assets	2.3	2,805	–
Capital work-in-progress		945	1,212
Goodwill	2.2	29	29
Other intangible assets	2.2	48	74
Financial assets			
Investments	2.4	13,916	12,062
Loans	2.5	298	16
Other financial assets	2.6	613	196
Deferred tax assets (net)	2.16	1,429	1,114
Income tax assets (net)	2.16	4,773	5,870
Other non-current assets	2.9	1,273	1,740
Total non-current assets		37,221	32,707
Current assets			
Financial assets			
Investments	2.4	4,006	6,077
Trade receivables	2.7	15,459	13,370
Cash and cash equivalents	2.8	13,562	15,551
Loans	2.5	307	1,048
Other financial assets	2.6	4,398	4,834
Income tax assets (net)	2.16	–	423
Other current assets	2.9	6,088	4,920
Total current assets		43,820	46,223
Total assets		81,041	78,930
Equity and liabilities			
Equity			
Equity share capital	2.11	2,129	2,178
Other equity		60,105	60,533
Total equity		62,234	62,711

Balance Sheet (contd.)

Particulars	Note no.	As at March 31, 2020	As at March 31, 2019
Liabilities			
Non-current liabilities			
Financial liabilities			
Lease liabilities	2.3	2,775	–
Other financial liabilities	2.12	49	79
Deferred tax liabilities (net)	2.16	556	541
Other non-current liabilities	2.14	207	169
Total non-current liabilities		3,587	789
Current liabilities			
Financial liabilities			
Trade payables	2.13		
Total outstanding dues of micro enterprises and small enterprises		–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises		1,529	1,604
Lease liabilities	2.3	390	–
Other financial liabilities	2.12	7,936	8,528
Other current liabilities	2.14	3,557	3,335
Provisions	2.15	506	505
Income tax liabilities (net)	2.16	1,302	1,458
Total current liabilities		15,220	15,430
Total equity and liabilities		81,041	78,930

The accompanying notes form an integral part of the *Standalone financial statements*.
As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration Number :
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership Number : 39826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Mumbai
April 20, 2020

Bengaluru
April 20, 2020

Statement of Profit and Loss

in ₹ crore except equity share and per equity share data

Particulars	Note no.	Year ended March 31, 2020	Year ended March 31, 2019
Revenue from operations	2.17	79,047	73,107
Other income, net	2.18	2,700	2,852
Total income		81,747	75,959
Expenses			
Employee benefit expenses	2.19	42,434	38,296
Cost of technical sub-contractors		8,447	7,646
Travel expenses		2,241	1,906
Cost of software packages and others	2.19	1,656	1,646
Communication expenses		381	339
Consultancy and professional charges		1,066	1,096
Depreciation and amortization expense	2.1 & 2.2.2 & 2.3	2,144	1,599
Finance cost	2.3	114	–
Other expenses	2.19	2,787	2,770
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for sale"	2.4.7	–	469
Reduction in the fair value of assets held for sale	2.4.7	–	265
Total expenses		61,270	56,032
Profit before tax		20,477	19,927
Tax expense			
Current tax	2.16	5,235	5,189
Deferred tax	2.16	(301)	36
Profit for the year		15,543	14,702
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net	2.16 & 2.20	(184)	(21)
Equity instruments through other comprehensive income, net	2.4 & 2.16	(31)	78
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.10 & 2.16	(36)	21
Fair value changes on investments, net	2.4 & 2.16	17	1
Total other comprehensive income / (loss), net of tax		(234)	79
Total comprehensive income for the year		15,309	14,781
Earnings per equity share			
Equity shares of par value ₹5 each			
Basic (₹)		36.34	33.66
Diluted (₹)		36.32	33.64
Weighted average equity shares used in computing earnings per equity share			
Basic	2.21	427,70,30,249	436,82,12,119
Diluted	2.21	427,98,08,826	437,04,12,348

The accompanying notes form an integral part of the *Standalone financial statements*.
As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration Number : 117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership Number : 39826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Mumbai
April 20, 2020

Bengaluru
April 20, 2020

Statement of Changes in Equity for the year ended March 31, 2019

in ₹ crore

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve[2]	Capital reserve: Capital reserve	Capital reserve: Other reserves[3]	Capital redemption reserve	Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
Balance as at April 1, 2018	1,092	28	55,671	1,677	130	1,559	54	3,219	56	2	–	14	63,502
Changes in equity for the year ended March 31, 2019													
Profit for the year	–	–	14,702	–	–	–	–	–	–	–	–	–	14,702
Remeasurement of the net defined benefit liability / asset[1]	–	–	–	–	–	–	–	–	–	–	–	(21)	(21)
Equity instruments through other comprehensive income[1] *(Refer to Note 2.4)*	–	–	–	–	–	–	–	–	–	78	–	–	78
Fair value changes on derivatives designated as cash flow hedge[1] *(Refer to Note 2.10)*	–	–	–	–	–	–	–	–	–	–	21	–	21
Fair value changes on investments, net[1] *(Refer to Note 2.4)*	–	–	–	–	–	–	–	–	–	–	–	1	1
Total comprehensive income for the year	–	–	14,702	–	–	–	–	–	–	78	21	(20)	14,781
Transfer to general reserve	–	–	(1,615)	1,615	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment Reserve	–	–	(2,306)	–	–	2,306	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	1,386	–	–	(1,386)	–	–	–	–	–	–	–
Amount transferred to capital redemption reserve upon buyback *(Refer to Note 2.11)*	–	–	–	(5)	–	–	–	–	5	–	–	–	–
Exercise of stock options *(Refer to Note 2.11)*	–	99	–	–	(99)	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	1	(1)	–	–	–	–	–	–	–	–
Increase in share capital on account of bonus issue *(Refer to Note 2.11)*	1,092	–	–	–	–	–	–	–	–	–	–	–	1,092
Amount utilized for bonus issue *(Refer to Note 2.11)*	–	–	–	(1,092)	–	–	–	–	–	–	–	–	(1,092)
Share-based payment to employees of the group *(Refer to Note 2.11)*	–	–	–	–	197	–	–	–	–	–	–	–	197
Income tax benefit arising on exercise of stock options	–	8	–	–	–	–	–	–	–	–	–	–	8
Buyback of equity shares *(Refer to Notes 2.11 and 2.12)*	(6)	–	–	(1,994)	–	–	–	–	–	–	–	–	(2,000)
Transaction cost relating to buyback[1]	–	–	–	(12)	–	–	–	–	–	–	–	–	(12)
Dividends (including dividend distribution tax)	–	–	(13,768)	–	–	–	–	–	–	–	–	–	(13,768)
Share issued on exercise of employee stock options *(Refer to Note 2.11)*	–	3	–	–	–	–	–	–	–	–	–	–	3
Balance as at March 31, 2019	2,178	138	54,070	190	227	2,479	54	3,219	61	80	21	(6)	62,711

Statement of Changes in Equity for the year ended March 31, 2020

in ₹ crore

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve[2]	Capital reserve		Capital redemption reserve	Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
							Capital reserve	Other reserves[3]					
Balance as at April 1, 2019	2,178	138	54,070	190	227	2,479	54	3,219	61	80	21	(6)	62,711
Impact on account of adoption of Ind AS 116 *(Refer to Note 2.3)*	–	–	(17)	–	–	–	–	–	–	–	–	–	(17)
	2,178	138	54,053	190	227	2,479	54	3,219	61	80	21	(6)	62,694
Changes in equity for the year ended March 31, 2020													
Profit for the year	–	–	15,543	–	–	–	–	–	–	–	–	–	15,543
Remeasurement of the net defined benefit liability / asset[1]	–	–	–	–	–	–	–	–	–	–	–	(184)	(184)
Equity instruments through other comprehensive income[1] *(Refer to Note 2.4)*	–	–	–	–	–	–	–	–	–	(31)	–	–	(31)
Fair value changes on derivatives designated as cash flow hedge[1] *(Refer to Note 2.10)*	–	–	–	–	–	–	–	–	–	–	(36)	–	(36)
Fair value changes on investments[1] *(Refer to Note 2.4)*	–	–	–	–	–	–	–	–	–	–	–	17	17
Total comprehensive income for the year	–	–	15,543	–	–	–	–	–	–	(31)	(36)	(167)	15,309
Transfer to general reserve	–	–	(1,470)	1,470	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment Reserve	–	–	(2,464)	–	–	2,464	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	1,036	–	–	(1,036)	–	–	–	–	–	–	–
Amount transferred to capital redemption reserve upon buyback *(Refer to Note 2.11)*	–	–	–	(50)	–	–	–	–	50	–	–	–	–
Exercise of stock options *(Refer to Note 2.11)*	–	119	–	–	(119)	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	1	(1)	–	–	–	–	–	–	–	–
Shares issued on exercise of employee stock options *(Refer to Note 2.11)*	–	2	–	–	–	–	–	–	–	–	–	–	2
Effect of modification of equity-settled, share-based payment awards to cash-settled awards *(Refer to Note 2.11)*	–	–	(9)	–	(48)	–	–	–	–	–	–	–	(57)
Share-based payments to employees *(Refer to Note 2.11)*	–	–	–	–	238	–	–	–	–	–	–	–	238
Reserves on common control transactions	–	–	–	–	–	–	–	(137)	–	–	–	–	(137)
Income tax benefit arising on exercise of stock options	–	9	–	–	–	–	–	–	–	–	–	–	9

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve[2]	Capital reserve		Capital redemption reserve	Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
							Capital reserve	Other reserves[3]					
Buyback of equity shares *(Refer to Notes 2.11 and 2.12)*	(49)	–	(4,717)	(1,494)	–	–	–	–	–	–	–	–	(6,260)
Transaction cost relating to buyback[1] *(Refer to Note 2.11)*	–	–	–	(11)	–	–	–	–	–	–	–	–	(11)
Dividends (including dividend distribution tax)	–	–	(9,553)	–	–	–	–	–	–	–	–	–	(9,553)
Balance as at March 31, 2020	2,129	268	52,419	106	297	3,907	54	3,082	111	49	(15)	(173)	62,234

[1] Net of tax

[2] The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of Income-tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Section 10AA(2) of the Income-tax Act, 1961.

[3] Profit / loss on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the *Standalone financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration Number:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership Number: 39826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Mumbai
April 20, 2020

Bengaluru
April 20, 2020

Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

in ₹ crore

Particulars	Note no.	Year ended March 31, 2020	Year ended March 31, 2019
Cash flow from operating activities			
Profit for the year		15,543	14,702
Adjustments to reconcile net profit to net cash provided by operating activities			
Depreciation and amortization	2.1 & 2.2.2 & 2.3	2,144	1,599
Income tax expense	2.16	4,934	5,225
Impairment loss recognized / (reversed) under expected credit loss model		127	176
Finance cost	2.3	114	–
Interest and dividend income		(1,502)	(1,996)
Stock compensation expense		226	–
Other adjustments		(248)	57
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"		–	469
Reduction in the fair value of assets held for sale	2.4.7	–	265
Exchange differences on translation of assets and liabilities		17	80
Changes in assets and liabilities			
Trade receivables and unbilled revenue		(3,621)	(2,268)
Other financial assets and other assets		319	(581)
Trade payables	2.12	(75)	866
Other financial liabilities, other liabilities and provisions		1,475	1,666
Cash generated from operations		19,453	20,260
Income taxes paid		(3,881)	(6,271)
Net cash generated by operating activities		15,572	13,989
Cash flow from investing activities			
Expenditure on property, plant and equipment		(3,063)	(2,306)
Deposits placed with corporations		(112)	(116)
Loans to employees		(2)	4
Loan given to subsidiaries		(1,210)	(678)
Loan repaid by subsidiaries		444	20
Proceeds from redemption of debentures	2.4	286	335
Investment in subsidiaries	2.4	(1,338)	(228)
Proceeds from return of investment		–	33
Payment towards acquisition of business	2.4	–	(261)
Payment of contingent consideration pertaining to acquisition		(6)	(6)
Redemption of escrow pertaining to buyback	2.6	257	(257)
Other receipts		46	–
Payments to acquire investments			
Preference, equity securities and others		(41)	(18)
Liquid mutual fund units and fixed maturity plan securities		(30,500)	(72,889)
Tax-free bonds and government bonds		(11)	(11)
Certificates of deposit		(876)	(2,052)
Commercial paper		–	(491)
Non-convertible debentures		(733)	(100)
Government securities		(1,561)	(838)
Others		(2)	–
Proceeds on sale of investments			
Preference and equity securities		–	115

Particulars	Note no.	Year ended March 31,	
		2020	2019
Liquid mutual fund units and fixed maturity plan securities		30,332	71,337
Tax-free bonds and government bonds		12	1
Non-convertible debentures		1,788	602
Certificates of deposit		2,175	5,150
Commercial paper		500	300
Government securities		1,673	123
Others		9	–
Interest and dividend received		1,817	1,644
Net cash used in investing activities		(116)	(587)
Cash flow from financing activities			
Payment of lease liabilities	2.3	(364)	–
Buyback of equity shares including transaction cost		(7,478)	(813)
Shares issued on exercise of employee stock options		2	3
Payment of dividends (including dividend distribution tax)		(9,551)	(13,761)
Net cash used in financing activities		(17,391)	(14,571)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(54)	(50)
Net increase / (decrease) in cash and cash equivalents		(1,935)	(1,169)
Cash and cash equivalents at the beginning of the year	2.8	15,551	16,770
Cash and cash equivalents at the end of the year	2.8	13,562	15,551
Supplementary information			
Restricted cash balance	2.8	101	143

The accompanying notes form an integral part of the *Standalone financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration Number : 117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership Number : 39826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Mumbai
April 20, 2020

Bengaluru
April 20, 2020

Overview and notes to the financial statements

1. Overview

1.1 Company overview

Infosys Limited ("the Company" or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys' strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company's American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The financial statements are approved for issue by the Company's Board of Directors on April 20, 2020.

1.2 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Accounting Standard (Ind AS), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ("the Act") (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued there after.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19

The Company has considered the possible effects that may result from the pandemic relating to COVID-19 on the carrying amounts of receivables, unbilled revenues and investment in subsidiaries. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Company, as at the date of approval of these financial statements has used internal and external sources of information including credit reports and related information, economic forecasts. The Company has performed sensitivity analysis on the assumptions used and based on current estimates expects the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of these financial statements.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company's contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to the contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed-price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed-price maintenance contract is recognized ratably using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and the Company's costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress

towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the US, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions. Also refer to Notes 2.16 and 2.22.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Refer to Note 2.1.

d. Leases

Ind AS 116 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys's operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the Company has concluded that no changes are required to lease period relating to the existing lease contracts (Refer to Note 2.3).

e. Non-current assets held for sale

Assets held for sale are measured at the lower of carrying amount or fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the assets held for sale has been estimated using valuation techniques (including income and market approach), which include unobservable inputs. Non-current assets and disposal group that ceases to be classified as "Held for Sale" shall be measured at the lower of carrying amount before the non-current asset and disposal group was classified as "Held for Sale" and its recoverable amount at the date of the subsequent decision not to sell. Recoverable amounts of assets reclassified from "Held for Sale" have been estimated using the Management's assumptions which consist of significant unobservable inputs.

f. Allowance for credit losses on receivables and unbilled revenue

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considered current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates. In calculating expected credit loss, the Company has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID-19.

2.1 Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building[1]	22-25 years
Plant and machinery[1][2]	5 years
Office equipment	5 years
Computer equipment[1]	3-5 years
Furniture and fixtures[1]	5 years
Vehicles[1]	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

[1] Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act, 2013.

[2] Includes solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under "Capital work-in-progress". Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2020 are as follows:

in ₹ crore

Particulars	Land – Freehold	Land – Leasehold	Buildings[1][2]	Plant and machinery[2]	Office equipment[2]	Computer equipment[2]	Furniture and fixtures[2]	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2019	1,305	593	8,070	2,612	938	5,052	1,454	414	37	20,475
Additions	11	–	968	428	159	765	427	270	7	3,035
Reclassified on account of adoption of Ind AS 116 *(Refer to Note 2.3)*	–	(593)	–	–	–	–	–	–	–	(593)
Deletions	–	–	–	(2)	(3)	(127)	(6)	(15)	(1)	(154)
Gross carrying value as at March 31, 2020	1,316	–	9,038	3,038	1,094	5,690	1,875	669	43	22,763
Accumulated depreciation as at April 1, 2019	–	(32)	(2,797)	(1,762)	(672)	(3,605)	(1,039)	(153)	(21)	(10,081)
Depreciation	–		(317)	(293)	(118)	(718)	(213)	(110)	(6)	(1,775)
Reclassified on account of adoption of Ind AS 116 *(Refer to Note 2.3)*	–	32	–	–	–	–	–	–	–	32
Accumulated depreciation on deletions	–	–	–	2	3	126	6	15	1	153
Accumulated depreciation as at March 31, 2020	–	–	(3,114)	(2,053)	(787)	(4,197)	(1,246)	(248)	(26)	(11,671)
Carrying value as at April 1, 2019	1,305	561	5,273	850	266	1,447	415	261	16	10,394
Carrying value as at March 31, 2020	1,316	–	5,924	985	307	1,493	629	421	17	11,092

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2019 are as follows:

in ₹ crore

Particulars	Land – Freehold	Land – Leasehold	Buildings[1][2]	Plant and machinery[2]	Office equipment[2]	Computer equipment[2]	Furniture and fixtures[2]	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2018	1,227	661	7,271	2,209	841	4,229	1,247	235	29	17,949
Additions	78	–	915	460	130	1,023	238	187	9	3,040
Deletions	–	(68)	(116)	(57)	(33)	(200)	(31)	(8)	(1)	(514)
Gross carrying value as at March 31, 2019	1,305	593	8,070	2,612	938	5,052	1,454	414	37	20,475
Accumulated depreciation as at April 1, 2018	–	(30)	(2,621)	(1,526)	(582)	(3,143)	(896)	(107)	(17)	(8,922)
Depreciation	–	(5)	(278)	(285)	(116)	(660)	(169)	(54)	(5)	(1,572)
Accumulated depreciation on deletions	–	3	102	49	26	198	26	8	1	413
Accumulated depreciation as at March 31, 2019	–	(32)	(2,797)	(1,762)	(672)	(3,605)	(1,039)	(153)	(21)	(10,081)
Carrying value as at April 1, 2018	1,227	631	4,650	683	259	1,086	351	128	12	9,027
Carrying value as at March 31, 2019	1,305	561	5,273	850	266	1,447	415	261	16	10,394

(1) Buildings include ₹250 being the value of five shares of ₹50 each in Mittal Towers Premises Co-operative Society Limited.

(2) Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the Statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	186	91	95
	186	84	102
Plant and machinery	30	30	–
	30	28	2
Furniture and fixtures	24	24	–
	24	23	1
Computer equipment	3	3	–
	3	3	–
Office equipment	16	16	–
	16	15	1

in ₹ crore

Particulars	Year ended March 31,	
	2020	2019
Aggregate depreciation charged on above assets	11	19
Rental income from subsidiaries	58	63

2.2 Goodwill and other intangible assets

2.2.1 Goodwill

A summary of changes in the carrying amount of goodwill is as follows:

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Carrying value at the beginning	29	29
Translation differences	–	–
Carrying value at the end	29	29

2.2.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2020 are as follows:

in ₹ crore

Particulars	Customer-related	Sub-contracting rights-related	Trade name-related	Others	Total
Gross carrying value as at April 1, 2019	113	–	26	26	165
Transfer of assets	–	–	–	–	–
Deletions during the year	–	–	–	–	–
Gross carrying value as at March 31, 2020	113	–	26	26	165
Accumulated amortization as at April 1, 2019	(56)	–	(18)	(17)	(91)
Transfer of assets	–	–	–	–	–
Amortization expense	(16)	–	(5)	(5)	(26)
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2020	(72)	–	(23)	(22)	(117)
Carrying value as at March 31, 2020	41	–	3	4	48
Carrying value as at April 1, 2019	57	–	8	9	74
Estimated useful life (in years)	7	–	5	5	–
Estimated remaining useful life (in years)	3	–	1	1	–

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2019 are as follows:

in ₹ crore

Particulars	Customer-related	Sub-contracting rights-related	Trade name-related	Others	Total
Gross carrying value as at April 1, 2018	113	–	26	26	165
Transfer of assets	–	–	–	–	–
Deletions during the year	–	–	–	–	–
Gross carrying value as at March 31, 2019	113	–	26	26	165
Accumulated amortization as at April 1, 2018	(40)	–	(12)	(12)	(64)
Transfer of assets	–	–	–	–	–
Amortization expense	(16)	–	(6)	(5)	(27)
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2019	(56)	–	(18)	(17)	(91)
Carrying value as at March 31, 2019	57	–	8	9	74
Carrying value as at April 1, 2018	73	–	14	14	101
Estimated useful life (in years)	7	–	5	5	–
Estimated remaining useful life (in years)	4	–	2	2	–

Research and development expense recognized in net profit in the Statement of Profit and Loss for the years ended March 31, 2020 and March 31, 2019 is ₹458 crore and ₹416 crore, respectively.

2.3 Leases

Accounting policy

The Company as a lessee

The Company's lease asset classes primarily consist of leases for land and buildings. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use (ROU) asset and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low value leases. For these short-term and low-value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for

any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

ROU assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. ROU assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related ROU asset if the Company changes its assessment of whether it will exercise an extension or a termination option.

Lease liability and ROU assets have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the ROU asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Transition

Effective April 1, 2019, the Company adopted Ind AS 116, *Leases* and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Consequently, the Company recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the ROU asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted at the Company's incremental borrowing rate at the date of initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore will continue to be reported under the accounting policies included as part of our Annual Report for year ended March 31, 2019.

On transition, the adoption of the new standard resulted in recognition of 'Right of Use' asset of ₹1,861 crore, 'Net investment in sublease' of ROU asset of ₹430 crore and a lease liability of ₹2,491 crore. The cumulative effect of applying the standard, amounting to ₹17 crore was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the profit before tax, profit for the period and earnings per share. Ind AS 116 has resulted in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

The following is the summary of practical expedients elected on initial application:

1. Applied a single discount rate to a portfolio of leases of similar assets in similar economic environment with a similar end date
2. Applied the exemption not to recognize ROU assets and liabilities for leases with less than 12 months of lease term on the date of initial application
3. Excluded the initial direct costs from the measurement of the ROU asset at the date of initial application.
4. Applied the practical expedient to grandfather the assessment of which transactions are leases. Accordingly, Ind AS 116 is applied only to contracts that were previously identified as leases under Ind AS 17.

The difference between the lease obligation recorded as of March 31, 2019 under Ind AS 17 disclosed under Note 2.19 of the *Standalone financial statements* forming part of the 2019 Annual Report and the value of the lease liability as of April 1, 2019 is primarily on account of inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with Ind AS 116 and discounting the lease liabilities to the present value under Ind AS 116.

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2019 is 4.4%

The changes in the carrying value of ROU assets for the year ended March 31, 2020 are as follows:

in ₹ crore

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers	
Balance as at April 1, 2019	–	1,861	–	1,861
Reclassified on account of adoption of Ind AS 116 *(Refer to Note 2.1)*	561	–	–	561
Additions[(1)]	1	737	49	787
Deletion	(3)	(58)	–	(61)
Depreciation	(5)	(331)	(7)	(343)
Balance as at March 31, 2020	554	2,209	42	2,805

[(1)] Net of lease incentives of ₹101 crore related to lease of buildings

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the Statement of Profit and Loss.

The break-up of current and non-current lease liabilities as at March 31, 2020 is as follows

in ₹ crore

Particulars	As at March 31, 2020
Current lease liabilities	390
Non-current lease liabilities	2,775
Total	3,165

The movement in lease liabilities during the year ended March 31, 2020 is as follows:

in ₹ crore

Particulars	Year ended March 31, 2020
Balance at the beginning	2,491
Additions	886
Finance cost accrued during the period	114
Deletions	(61)
Payment of lease liabilities	(418)
Translation difference	153
Balance at the end	3,165

The details of the contractual maturities of lease liabilities as at March 31, 2020 on an undiscounted basis are as follows:

in ₹ crore

Particulars	As at March 31, 2020
Less than one year	512
One to five years	1,744
More than five years	1,490
Total	3,746

The Company does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was ₹37 crore for the year ended March 31, 2020.

Rental income on assets given on operating lease to subsidiaries was ₹58 crore for the year ended March 31, 2020.

The movement in the net investment in sublease in ROU asset during the year ended March 31, 2020 is as follows:

in ₹ crore

Particulars	Year ended March 31, 2020
Balance at the beginning of the period	430
Interest income accrued during the period	15
Lease receipts	(46)
Translation difference	34
Balance at the end of the period	433

The details of the contractual maturities of net investment in sublease of ROU asset as at March 31, 2020 on an undiscounted basis are as follows:

in ₹ crore

Particulars	As at March 31, 2020
Less than one year	50
One to five years	217
More than five years	244
Total	511

Leases not yet commenced to which Company is committed amounts to ₹655 crore for a lease term ranging from two years to 13 years.

2.4 Investments and assets held for sale

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Non-current investments		
Equity instruments of subsidiaries	7,553	6,349
Debentures of subsidiary	1,159	1,445
Redeemable preference shares of subsidiary	1,318	–
Preference securities and equity instruments	103	90
Others	30	16
Tax-free bonds	1,825	1,828
Government bonds	13	–
Fixed maturity plans securities	–	401
Non-convertible debentures	1,251	1,209
Government securities	664	724
Total non-current investments	13,916	12,062
Current investments		
Liquid mutual fund units	2,019	1,701
Certificates of deposit	886	2,123
Government bonds	–	12
Fixed maturity plans securities	428	–
Non-convertible debentures	673	1,746
Commercial paper	–	495

Particulars	As at March 31,	
	2020	2019
Total current investments	4,006	6,077
Total carrying value	17,922	18,139

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2020	2019
Non-current investments		
Unquoted		
Investment carried at cost		
Investments in equity instruments of subsidiaries		
Infosys BPM Limited	660	659
3,38,23,444 (3,38,22,319) equity shares of ₹ 10 each, fully paid up		
Infosys Technologies (China) Co. Limited	333	333
Infosys Technologies (Australia) Pty Limited[(1)]	–	5
Nil (1,01,08,869) equity shares of AUD 0.11 par value, fully paid		
Infosys Technologies S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up		
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid		
Infosys Tecnologia do Brasil Ltda	–	276
Nil (12,84,20,748) shares of BRL 1.00 par value, fully paid		
Infosys Technologies (Shanghai) Company Limited	900	900
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid		
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) – Class A shares of CHF 1,000 each and		
26,460 (26,460) – Class B Shares of CHF 100 each, fully paid up		
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up		
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of ₹ 10 each, fully paid up		
Infosys Nova Holdings LLC	1,335	–
Infosys Consulting Pte Ltd.	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid		
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up		
Infosys Arabia Limited	2	2
70 (70) shares		
Kallidus Inc.	150	150
10,21,35,416 (10,21,35,416) shares		
Skava Systems Private Limited	59	59
25,000 (25,000) shares of ₹ 10 each, fully paid up		
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up		
Infosys Chile SpA	7	7
100 (100) shares		
WongDoody Holding Company Inc	359	350
2,000 (2,000) shares		
Infosys Luxembourg S.à.r.l.	4	4
3,700 (3,700) shares		
Infosys Austria GmbH (*formerly known as Lodestone Management Consultants GmbH*)	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up		
Infosys Consulting Brazil	183	43
16,49,15,570 (8,26,56,605) shares of BRL 1 per share, fully paid up		
Infosys Romania	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up		

Particulars	As at March 31,	
	2020	2019
Investment in redeemable preference shares of subsidiary		
Infosys Consulting Pte Ltd.		
24,92,00,000 (Nil) shares of SGD 1 per share, fully paid up	1,318	–
	8,871	6,349
Investment carried at amortized cost		
Investment in debentures of subsidiary		
EdgeVerve Systems Limited		
12,58,00,000 (14,45,00,000) Unsecured redeemable, non-convertible debentures of ₹ 100 each fully paid up	1,159	1,445
	1,159	1,445
Investments carried at fair value through profit or loss		
Others[2]	30	16
	30	16
Investment carried at fair value through other comprehensive income (FVOCI)		
Preference securities	101	89
Equity instruments	2	1
	103	90
Quoted		
Investments carried at amortized cost		
Tax-free bonds	1,825	1,828
Government bonds	13	–
	1,838	1,828
Investments carried at fair value through profit or loss		
Fixed maturity plan securities	–	401
	–	401
Investments carried at fair value through other comprehensive income		
Non-convertible debentures	1,251	1,209
Government securities	664	724
	1,915	1,933
Total non-current investments	13,916	12,062
Current investments		
Unquoted		
Investments carried at fair value through profit or loss		
Liquid mutual fund units	2,019	1,701
	2,019	1,701
Investments carried at fair value through other comprehensive income		
Commercial paper	–	495
Certificates of deposit	886	2,123
	886	2,618
Quoted		
Investments carried at amortized cost		
Government bonds	–	12
	–	12
Investments carried at fair value through profit or loss		
Fixed maturity plan securities	428	–
	428	–
Investments carried at fair value through other comprehensive income		
Non-convertible debentures	673	1,746
	673	1,746
Total current investments	4,006	6,077
Total investments	17,922	18,139
Aggregate amount of quoted investments	4,854	5,920
Market value of quoted investments (including interest accrued), current	1,101	1,757
Market value of quoted investments (including interest accrued), non-current	4,048	4,374
Aggregate amount of unquoted investments	13,068	12,219
[1] Aggregate amount of impairment in value of investments	121	122
Reduction in the fair value of assets held for sale	854	854

Particulars	As at March 31,	
	2020	2019
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	469	469
Investments carried at cost	8,871	6,349
Investments carried at amortized cost	2,997	3,285
Investments carried at fair value through other comprehensive income	3,577	6,387
Investments carried at fair value through profit or loss	2,477	2,118

(2) Uncalled capital commitments outstanding as of March 31, 2020 and March 31, 2019 was ₹15 crore and ₹17 crore, respectively. Refer to Note 2.10 for accounting policies on financial instruments.

The details of amounts recorded in other comprehensive income are as follows:

in ₹ crore

	Year ended					
	March 31, 2020			March 31, 2019		
	Gross	Tax	Net	Gross	Tax	Net
Net gain / (loss) on						
Non-convertible debentures	23	(3)	20	1	–	1
Government securities	–	–	–	4	(1)	3
Certificates of deposit	(5)	2	(3)	(5)	2	(3)
Equity and preference securities	(29)	(2)	(31)	73	5	78

Method of fair valuation

in ₹ crore

Class of investment	Method	Fair value as at March 31,	
		2020	2019
Liquid mutual fund units	Quoted price	2,019	1,701
Fixed maturity plan securities	Market-observable inputs	428	401
Tax-free bonds and government bonds	Quoted price and market-observable inputs	2,135	2,048
Non-convertible debentures	Quoted price and market-observable inputs	1,924	2,955
Government securities	Quoted price	664	724
Certificates of deposit	Market-observable inputs	886	2,123
Commercial paper	Market-observable inputs	–	495
Unquoted equity and preference securities	Discounted cash flows method, market multiples method, options pricing model	103	90
Others	Discounted cash flows method, market multiples method, options pricing model	30	16

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.4.1 WongDoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc (WongDoody), a US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to US$75 million (approximately ₹514 crore on acquisition date), which includes a cash consideration of US$ 38 million (approximately ₹261 crore), contingent consideration of up to US$28 million (approximately ₹192 crore on acquisition date) and an additional consideration of up to US$9 million (approximately ₹61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the Group. Retention bonus is recognized in employee benefit expenses in the Statement of Profit and Loss over the period of service. The fair value of contingent consideration on the date of acquisition is ₹89 crore.

2.4.2 Proposed transfer

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as "Skava"), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transaction is between a holding company and a wholly-owned subsidiary and the resulting impact would be recorded in "Business Transfer Reserve" at the time of transfer.

2.4.3 Details of investments

The details of non-current other investments in preferred stock and equity instruments as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore

Particulars	As at March 31, 2020	As at March 31, 2019
Preference securities		
Airviz Inc.	–	3
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each		
Whoop Inc	40	14
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each		
Nivetti Systems Private Limited	10	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹ 1 each		
Waterline Data Science, Inc	–	25
39,33,910 (39,33,910) Preferred Series B Shares, fully paid up, par value USD 0.00001 each		
13,35,707 (13,35,707) Preferred Series C Shares, fully paid up, par value USD 0.00001 each		
Trifacta Inc.	42	27
11,80,358 (11,80,358) Preferred Stock		
Ideaforge	9	10
5,402 (5,402) Series A compulsorily convertible cumulative preference shares of ₹ 10 each, fully paid up.		
Equity instrument		
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at ₹ 8,052 each, fully paid up, par value ₹ 10 each		
Global Innovation and Technology Alliance	2	1
15,000 (15,000) equity shares at ₹ 1,000 each, fully paid up, par value ₹ 1,000 each		
Ideaforge	–	–
100 (100) equity shares at ₹ 10, fully paid up		
Others		
Stellaris Venture Partners India	30	16
	133	106

2.4.4 Details of investments in tax-free bonds and government bonds

The balances held in tax-free bonds as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	March 31, 2020		March 31, 2019	
		Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000	470	49	470	50
7.16% Power Finance Corporation Limited Bonds 17JUL2025	10,00,000	1,000	105	1,000	105
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000	20,00,000	201	20,00,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000	4,22,800	42	4,22,800	42
7.28% National Highways Authority of India Limited Bonds 18SEP2030	10,00,000	3,300	341	3,300	342
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	21,00,000	210	21,00,000	210
7.35% National Highways Authority of India Limited Bonds 11JAN2031	1,000	5,71,396	57	5,71,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000	2,00,000	20	2,00,000	21
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	5,00,000	52	5,00,000	52
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000	1,000	100	1,000	100

Particulars	Face value ₹	March 31, 2020		March 31, 2019	
		Units	Amount	Units	Amount
8.30% National Highways Authority of India Limited Bonds 25JAN2027	1,000	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Limited Bonds 22NOV2023	10,00,000	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000	5,00,000	50	5,00,000	50
Total investments in tax-free bonds		68,05,416	1,825	68,05,416	1,828

The balances held in government bonds as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value PHP	March 31, 2020		March 31, 2019	
		Units	Amount	Units	Amount
Treasury Notes Philippines Govt. 17APRIL2019	100	90,000	13	90,000	12
Total investments in government bonds		90,000	13	90,000	12

2.4.5 Details of investments in liquid mutual fund units and fixed maturity plan securities

The balances held in liquid mutual fund as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore, except as otherwise stated

Particulars	March 31, 2020		March 31, 2019	
	Units	Amount	Units	Amount
Aditya Birla Sun Life Corporate Bond Fund – Growth – Direct Plan	2,66,97,315	211	1,96,00,407	141
Aditya Birla Sun Life Money Manager Fund – Growth – Direct Plan	–	–	79,75,385	201
HDFC Money Market Fund – Direct Plan – Growth Option	–	–	7,72,637	303
ICICI Prudential Savings Fund – Direct Plan-Growth	–	–	83,40,260	301
IDFC Corporate Bond – Fund Direct Plan	–	–	11,95,81,942	154
Kotak Money Market Fund – Direct Plan – Growth Option	–	–	9,73,751	301
SBI Premier Liquid Fund – Direct Plan – Growth	3,31,803	103	10,25,678	300
Axis Treasury Advantage Fund – Growth	8,65,146	201	–	–
HDFC Liquid Fund – Direct Plan – Growth Option	5,55,555	217	–	–
HDFC Overnight Fund Direct Plan – Growth Option	10,10,508	300	–	–
ICICI Prudential Liquid Fund –Direct plan –Growth	77,26,245	227	–	–
IDFC Banking and PSU fund - Direct Plan- Growth Option	8,88,49,927	160	–	–
Kotak Liquid Fund – Direct Plan – Growth	7,47,509	300	–	–
SBI Overnight Fund – Direct Plan – Growth	9,22,151	300	–	–
Total investments in liquid mutual fund units	12,77,06,159	2,019	15,82,70,060	1,701

The balances held in fixed maturity plan security as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore, except as otherwise stated

Particulars	March 31, 2020		March 31, 2019	
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan – Series OD 1145 Days – GR Direct	5,00,00,000	62	5,00,00,000	58
Aditya Birla Sun Life Fixed Term Plan – Series OE 1153 days – GR Direct	2,50,00,000	31	2,50,00,000	29
HDFC FMP 1155D Feb 2017 – Direct Growth – Series 37	2,80,00,000	35	2,80,00,000	32
HDFC FMP 1169D Feb 2017 – Direct- Quarterly Dividend – Series 37	4,50,00,000	45	4,50,00,000	45
ICICI FMP Series 80 –1194 D Plan F Div	4,00,00,000	50	4,00,00,000	46
ICICI Prudential Fixed Maturity Plan Series 80 – 1187 Days Plan G Direct Plan	4,20,00,000	52	4,20,00,000	49

Particulars	March 31, 2020		March 31, 2019	
	Units	Amount	Units	Amount
ICICI Prudential Fixed Maturity Plan Series 80 – 1253 Days Plan J Direct Plan	3,00,00,000	37	3,00,00,000	35
IDFC Fixed Term Plan Series 129 Direct Plan – Growth 1147 Days	1,00,00,000	12	1,00,00,000	12
IDFC Fixed Term Plan Series 131 Direct Plan – Growth 1139 Days	1,50,00,000	19	1,50,00,000	17
Kotak FMP Series 199 Direct – Growth	3,50,00,000	43	3,50,00,000	40
Nippon India Fixed Horizon Fund – XXXII Series 8 – Dividend Plan	3,50,00,000	42	3,50,00,000	38
Total investments in fixed maturity plan securities	35,50,00,000	428	35,50,00,000	401

2.4.6 Details of investments in non-convertible debentures, government securities, certificates of deposit and commercial paper

The balances held in non-convertible debenture units as at March 31, 2020 and March 31, 2019 is as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	March 31, 2020		March 31, 2019	
		Units	Amount	Units	Amount
7.03% LIC Housing Finance Ltd 28DEC2021	10,00,000	2,500	254	–	–
7.24% LIC Housing Finance Ltd 23AUG2021	10,00,000	2,500	259	–	–
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000	–	–	50	51
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000	–	–	1,000	101
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000	–	–	500	51
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000	3,000	312	3,000	306
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000	1,250	131	1,250	127
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000	500	53	500	53
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000	–	–	150	154
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000	2,000	215	2,000	214
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000	–	–	50	52
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000	–	–	500	51
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000	–	–	100	105
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000	–	–	2,000	216
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000	500	54	500	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000	–	–	500	51
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,00,000	900	49	900	49
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000	100	106	100	105
8.50% LIC Housing Finance Ltd 20JUN2022	10,00,000	2,200	241	–	–
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000	–	–	50	51
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000	1,400	149	1,400	149
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000	–	–	1,000	103
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000	–	–	75	75
8.75% Housing Development Finance Corporation Ltd 13JAN2020	5,00,000	–	–	5,000	256
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000	–	–	1,070	110
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000	1,000	101	1,000	101
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000	–	–	500	52
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000	–	–	3,000	318
Total investments in non-convertible debentures		17,850	1,924	26,195	2,955

The balances held in government securities as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	March 31, 2020		March 31, 2019	
		Units	Amount	Units	Amount
7.17% Government of India 8JAN2028	10000	1,25,000	132	6,75,000	672
7.26% Government of India 14JAN2029	10000	5,00,000	532	–	–
7.95% Government of India 28AUG2032	10000	–	–	50,000	52
Total investments in government securities		6,25,000	664	7,25,000	724

The balances held in certificates of deposit as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	March 31, 2020		March 31, 2019	
		Units	Amount	Units	Amount
Axis Bank	1,00,000	–	–	80,000	774
ICICI Bank	1,00,000	–	–	75,000	738
Kotak Bank	1,00,000	–	–	50,000	486
Vijaya Bank	1,00,000	–	–	12,500	125
Bank of Baroda Bank	1,00,000	65,000	638	–	–
Oriental Bank of Commerce Bank	1,00,000	25,000	248	–	–
Total investments in certificates of deposit		90,000	886	2,17,500	2,123

The balances held in commercial paper as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face Value ₹	March 31, 2020		March 31, 2019	
		Units	Amount	Units	Amount
LIC	5,00,000	–	–	10,000	495
Total investments in commercial paper		–	–	10,000	495

2.4.7 Assets held for sale

Accounting policy

Non-current assets and disposal group are classified as "Held for Sale" if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of "Held for Sale" is met when the non-current asset or the disposal group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as "Held for Sale". Non-current assets and disposal group held for sale are measured at the lower of carrying amount and fair value less cost to sell. Non-current assets and disposal group that ceases to be classified as "Held for Sale" shall be measured at the lower of carrying amount before the non-current asset and disposal group was classified as "Held for Sale" adjusted for any depreciation/ amortization and its recoverable amount at the date when the disposal group no longer meets the "Held for sale" criteria.

During the year ended March 31, 2018, the Company had initiated identification and evaluation of potential buyers for the sale of its investment in subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya. The investment in these subsidiaries was classified and presented separately as "Held for Sale" and was carried at the lower of carrying value and fair value. During the year ended March 31, 2019, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of investment amounting to ₹265 crore in respect of Panaya.

Further, based on the evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the investments in Panaya and Skava do not meet the criteria for "Held for Sale" classification because it is no longer highly probable that sale would be consummated by March 31, 2019 (12 months from date of initial classification as "Held for Sale") Accordingly, in accordance with Ind AS 105, *Non-current Assets Held for Sale and Discontinued Operations*, the investment in subsidiaries, Panaya and Skava have been included in non-current investments line item in the *Standalone financial statements* as at March 31, 2019.

On reclassification from "Held for Sale", the investment in subsidiaries, Panaya and Skava have been remeasured at the lower of cost and recoverable amount resulting in recognition of an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of ₹469 crore in respect of Skava in the standalone Statement of Profit and Loss for the year ended March 31, 2019.

2.5 Loans

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Non-current		
Loan receivables considered good – Unsecured		
Loans to subsidiaries	277	–
Other loans		
Loans to employees	21	16
	298	16

Particulars	As at March 31,	
	2020	2019
Unsecured, considered doubtful		
Other Loans		
Loans to employees	24	18
	322	34
Less: Allowance for doubtful loans to employees	24	18
Total non-current loans	298	16
Current		
Loan receivables considered good – Unsecured		
Loans to subsidiaries	103	841
Other loans		
Loans to employees	204	207
Total current loans	307	1,048
Total loans	605	1,064

2.6 Other financial assets

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Non-current		
Security deposits [1]	46	47
Net investment in the sublease of ROU asset *(Refer to Note 2.3)*[1]	398	–
Rental deposits[1]	169	149
Total non-current other financial assets	613	196
Current		
Security deposits[1]	1	1
Rental deposits[1]	4	3
Restricted deposits[1]*	1,643	1,531
Unbilled revenues[1][5]#	1,973	1,541
Interest accrued but not due[1]	441	865
Foreign currency forward and options contracts[2][3]	19	321
Net investment in the sublease of ROU asset *(Refer to Note 2.3)*[1]	35	–
Escrow and other deposits pertaining to buyback[1]	–	257
Others[1][4]	282	315
Total current other financial assets	4,398	4,834
Total other financial assets	5,011	5,030
[1] Financial assets carried at amortized cost	4,992	4,709
[2] Financial assets carried at fair value through other comprehensive income	9	37
[3] Financial assets carried at fair value through profit or loss	10	284
[4] Includes dues from subsidiaries	65	34
[5] Includes dues from subsidiaries	84	51

* Restricted deposits represent deposit with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

\# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 Trade receivables

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Current		
Unsecured		
Considered good[2]	15,459	13,370
Considered doubtful	491	431
	15,950	13,801
Less: Allowances for credit losses	491	431
Total trade receivables[1]	15,459	13,370
[1] *Includes dues from companies where directors are interested*	–	–
[2] *Includes dues from subsidiaries*	408	325

2.8 Cash and cash equivalents

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Balances with banks		
In current and deposit accounts	8,048	10,957
Cash on hand	–	–
Others		
Deposits with financial institutions	5,514	4,594
Total cash and cash equivalents	13,562	15,551
Balances with banks in unpaid dividend accounts	30	29
Deposits with more than 12 months maturity	6,171	6,048
Balances with banks held as margin money deposits against guarantees	71	114

Cash and cash equivalents as at March 31, 2020 and March 31, 2019 include restricted cash and bank balances of ₹101 crore and ₹143 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees.

The deposits maintained by the Company with banks and financial institutions comprise time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.9 Other assets

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Non-current		
Capital advances	310	486
Others		
Prepaid expenses	51	95
Prepaid gratuity *(Refer to Note 2.20)*	143	25
Deferred contract cost	10	226
Withholding taxes and others	759	908
Total non-current other assets	1,273	1,740

Particulars	As at March 31,	
	2020	2019
Current		
Advances other than capital advance		
Payment to vendors for supply of goods	129	94
Others		
Unbilled revenues[2]	3,856	2,904
Prepaid expenses[1]	736	580
Deferred contract cost	11	52
Withholding taxes and others	1,356	1,290
Total current other assets	6,088	4,920
Total other assets	7,361	6,660
[1] Includes dues from subsidiaries	168	109
[2] Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.		

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from the Government of India. As at March 31, 2020 Cenvat recoverable includes ₹355 crore which are pending adjudication. The Company expects these amounts to be sustainable on adjudication and recoverable on final resolution.

2.10 Financial instruments

Accounting policy

2.10.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, *Financial Instruments*. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets

the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to the table on financial instruments by category below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.10.5 Impairment

The Company recognizes loss allowances using the Expected Credit Loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in the Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2020 are as follows:

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents *(Refer to Note 2.8)*	13,562	–	–	–	–	13,562	13,562
Investments *(Refer to Note 2.4)*							
Preference securities, equity instruments and others	–	–	30	103	–	133	133
Tax-free bonds and government bonds	1,838	–	–	–	–	1,838	2,135[2]
Liquid mutual fund units	–	–	2,019	–	–	2,019	2,019
Redeemable, non-convertible debentures [1]	1,159	–	–	–	–	1,159	1,159
Fixed maturity plan securities	–	–	428	–	–	428	428
Certificates of deposit	–	–	–	–	886	886	886
Non-convertible debentures	–	–	–	–	1,924	1,924	1,924
Government securities	–	–	–	–	664	664	664
Trade receivables *(Refer to Note 2.7)*	15,459	–	–	–	–	15,459	15,459
Loans *(Refer to Note 2.5)*	605	–	–	–	–	605	605
Other financial assets *(Refer to Note 2.6)*[4]	4,992	–	10	–	9	5,011	4,929[3]
Total	37,615	–	2,487	103	3,483	43,688	43,903

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Liabilities							
Trade payables *(Refer to Note 2.13)*	1,529	–	–	–	–	1,529	1,529
Lease liabilities *(Refer to Note 2.3)*	3,165	–	–	–	–	3,165	3,165
Other financial liabilities *(Refer to Note 2.12)*	5,844	–	592	–	20	6,456	6,456
Total	10,538	–	592	–	20	11,150	11,150

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

(2) On account of fair value changes including interest accrued

(3) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹82 crore

(4) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2019 were as follows:

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents *(Refer to Note 2.8)*	15,551	–	–	–	–	15,551	15,551
Investments *(Refer to Note 2.4)*							
Preference securities, equity instruments and others	–	–	16	90	–	106	106
Tax-free bonds and government bonds	1,840	–	–	–	–	1,840	2,048[2]
Liquid mutual fund units	–	–	1,701	–	–	1,701	1,701
Redeemable, non-convertible debentures[1]	1,445	–	–	–	–	1,445	1,445
Fixed maturity plan securities	–	–	401	–	–	401	401
Certificates of deposit	–	–	–	–	2,123	2,123	2,123
Government securities	–	–	–	–	724	724	724
Non-convertible debentures	–	–	–	–	2,955	2,955	2,955
Commercial paper	–	–	–	–	495	495	495
Trade receivables *(Refer to Note 2.7)*	13,370	–	–	–	–	13,370	13,370
Loans *(Refer to Note 2.5)*	1,064	–	–	–	–	1,064	1,064
Other financial assets *(Refer to Note 2.6)*[4]	4,709	–	284	–	37	5,030	4,948[3]
Total	37,979	–	2,402	90	6,334	46,805	46,931
Liabilities							
Trade payables *(Refer to Note 2.13)*	1,604	–	–	–	–	1,604	1,604
Other financial liabilities *(Refer to Note 2.12)*	7,067	–	128	–	1	7,196	7,196
Total	8,671	–	128	–	1	8,800	8,800

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

(2) On account of fair value changes including interest accrued

(3) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹82 crore

(4) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities as at March 31, 2020 is as follows:

in ₹ crore

Particulars	March 31, 2020	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments in tax-free bonds *(Refer to Note 2.4)*	2,122	1,960	162	–
Investments in government bonds *(Refer to Note 2.4)*	13	13	–	–
Investments in liquid mutual fund units *(Refer to Note 2.4)*	2,019	2,019	–	–
Investments in equity instruments *(Refer to Note 2.4)*	2	–	–	2
Investments in preference securities *(Refer to Note 2.4)*	101	–	–	101
Investments in fixed maturity plan securities *(Refer to Note 2.4)*	428	–	428	–
Investments in certificates of deposit *(Refer to Note 2.4)*	886	–	886	–
Investments in non-convertible debentures *(Refer to Note 2.4)*	1,924	1,558	366	–
Investments in government securities *(Refer to Note 2.4)*	664	664	–	–
Other investments *(Refer to Note 2.4)*	30	–	–	30
Derivative financial instruments – gain on outstanding foreign currency forward and options contracts *(Refer to Note 2.6)*	19	–	19	–
Liabilities				
Derivative financial instruments – loss on outstanding foreign currency forward and options contracts *(Refer to Note 2.12)*	461	–	461	–
Liability towards contingent consideration *(Refer to Note 2.12)*[1]	151	–	–	151

[1] Discount rate pertaining to contingent consideration is 14%

During the year ended March 31, 2020, tax-free bonds and non-convertible debentures of ₹518 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price, and tax-free bonds of ₹50 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2019 was as follows:

in ₹ crore

Particulars	March 31, 2019	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments in government securities *(Refer to Note 2.4)*	724	724	–	–
Investments in tax-free bonds *(Refer to Note 2.4)*	2,036	1,765	271	–
Investments in liquid mutual fund units *(Refer to Note 2.4)*	1,701	1,701	–	–
Investments in government bonds *(Refer to Note 2.4)*	12	12	–	–
Investments in equity instruments *(Refer to Note 2.4)*	1	–	–	1
Investments in preference securities *(Refer to Note 2.4)*	89	–	–	89
Investments in fixed maturity plan securities *(Refer to Note 2.4)*	401	–	401	–
Investments in certificates of deposit *(Refer to Note 2.4)*	2,123	–	2,123	–
Investments in non-convertible debentures *(Refer to Note 2.4)*	2,955	1,612	1,343	–
Investments in commercial paper *(Refer to Note 2.4)*	495	–	495	–
Other investments *(Refer to Note 2.4)*	16	–	–	16
Derivative financial instruments – gain on outstanding foreign currency forward and options contracts *(Refer to Note 2.6)*	321	–	321	–
Liabilities				
Derivative financial instruments – loss on outstanding foreign currency forward and options contracts *(Refer to Note 2.12)*	13	–	13	–
Liability towards contingent consideration *(Refer to Note 2.12)*[1]	116	–	–	116

[1] Discount rate pertaining to contingent consideration ranges from 10% to 16%

During the year ended March 31, 2019, tax-free bonds and non-convertible debentures of ₹336 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price, and ₹746 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Financial risk management

Financial risk factors: The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange-related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Market risk: The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the US and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The foreign currency risk from financial assets and liabilities as at March 31, 2020 is as follows:

in ₹ crore

Particulars	US Dollar	Euro	UK Pound Sterling	Australian Dollar	Other currencies	Total
Cash and cash equivalents	434	80	15	40	162	731
Trade receivables	10,369	2,035	1,061	610	733	14,808
Other financial assets (including loans)	2,414	408	129	135	445	3,531
Lease liabilities	(1,520)	(378)	(337)	(47)	(127)	(2,409)
Trade payables	(746)	(132)	(179)	(73)	(77)	(1,207)
Other financial liabilities	(3,071)	(432)	(157)	(190)	(308)	(4,158)
Net assets / (liabilities)	7,880	1,581	532	475	828	11,296

The foreign currency risk from financial assets and liabilities as at March 31, 2019 was as follows:

in ₹ crore

Particulars	US Dollar	Euro	UK Pound Sterling	Australian Dollar	Other currencies	Total
Cash and cash equivalents	1,013	102	23	58	185	1,381
Trade receivables	9,009	1,688	1,005	484	693	12,879
Other financial assets (including loans)	1,613	377	145	95	865	3,095
Trade payables	(645)	(99)	(201)	(77)	(52)	(1,074)
Other financial liabilities	(2,945)	(291)	(179)	(104)	(174)	(3,693)
Net assets / (liabilities)	8,045	1,777	793	456	1,517	12,588

Sensitivity analysis between Indian Rupee and US Dollar

Particulars	Year ended March 31, 2020	2019
Impact on the Company's incremental operating margins	0.47%	0.48%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details of outstanding foreign currency forward and options contracts are as follows:

Particulars	March 31, 2020		As at March 31, 2019	
	In million	in ₹ crore	In million	in ₹ crore
Derivatives designated as cash flow hedges				
Options contracts				
In Australian Dollar	110	507	120	588
In Euro	120	993	135	1,049
In UK Pound Sterling	21	196	25	226
Other derivatives				
Forward contracts				
In Canadian Dollar	21	117	13	68
In Euro	171	1,415	166	1,289
In Japanese Yen	–	–	550	34
In New Zealand Dollar	16	72	16	75
In Norwegian Krone	40	29	40	32
In South African Rand	–	–	–	–
In Singapore Dollar	80	425	140	716
In Swedish Krona	50	37	50	37
In Swiss Franc	–	–	25	172
In US Dollar	925	6,990	855	5,910
In UK Pound Sterling	45	421	70	634
Options contracts				
In Australian Dollar	–	–	10	49
In Canadian Dollar	–	–	13	69
In Euro	–	–	60	466
In Swiss Franc	–	–	5	35
In US Dollar	555	4,196	433	2,995
In UK Pound Sterling	–	–	10	91
Total forward and options contracts		15,398		14,535

The foreign exchange forward and options contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Not later than one month	4,796	4,082
Later than one month and not later than three months	7,396	6,368
Later than three months and not later than one year	3,206	4,085
	15,398	14,535

During the year ended March 31, 2020, the Company has designated certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedge reserve as at March 31, 2020 are expected to occur and reclassified to Statement of Profit and Loss within three months.

The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit and Loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the years ended March 31, 2020 and March 31, 2019 is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2020	2019
Gain / (Loss)		
Balance at the beginning of the year	21	–
Gain / (Loss) recognized in other comprehensive income during the year	25	118
Amount reclassified to profit and loss during the year	(73)	(90)
Tax impact on above	12	(7)
Balance at the end of the year	(15)	21

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

in ₹ crore

Particulars	March 31, 2020		As at March 31, 2019	
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	43	(485)	323	(15)
Amount set off	(24)	24	(2)	2
Net amount presented in Balance Sheet	19	(461)	321	(13)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹15,459 crore and ₹13,370 crore as at March 31, 2020 and March 31, 2019, respectively and unbilled revenue amounting to ₹5,829 crore and ₹4,445 crore as at March 31, 2020 and March 31, 2019, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue from customers primarily located in the US. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of the customers to which the Company grants credit terms in the normal course of business. The Company uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The details in respect of percentage of revenues generated from top customer and top 10 customers are as follows:

(In %)

Particulars	Year ended March 31,	
	2020	2019
Revenue from top customer	3.5	4.0
Revenue from top 10 customers	20.6	20.3

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the years ended March 31, 2020 and March 31, 2019 is ₹127 crore and ₹176 crore, respectively.

Movement in credit loss allowance

in ₹ crore

Particulars	Year ended March 31,	
	2020	2019
Balance at the beginning	521	401
Impairment loss recognized / (reversed)	127	176
Amounts written off	(89)	(67)
Translation differences	21	11
Balance at the end	580	521

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit risk on cash and cash equivalents is limited as the Company generally invest in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Company has considered the latest available credit ratings as at the date of approval of these financial statements.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, capital adequacy ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time.

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2020, the Company had a working capital of ₹28,600 crore including cash and cash equivalents of ₹13,562 crore and current investments of ₹4,006 crore. As at March 31, 2019, the Company had a working capital of ₹30,793 crore including cash and cash equivalents of ₹15,551 crore and current investments of ₹6,077 crore.

As at March 31, 2020 and March 31, 2019, the outstanding compensated absences were ₹1,529 crore and ₹1,411 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2020 are as follows:

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,529	–	–	–	1,529
Other financial liabilities (excluding liability towards contingent consideration) *(Refer to Note 2.12)*	5,827	12	5	–	5,844
Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.12)*	152	–	–	–	152

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2019 were as follows:

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,604	–	–	–	1,604
Other financial liabilities (excluding liability towards contingent consideration) *(Refer to Note 2.12)*	7,067	–	–	–	7,067
Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.12)*	82	53	–	–	135

2.11 Equity

Accounting policy

Ordinary shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

In December 2017, Ind AS 12, *Income Taxes* was amended which clarified that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. On April 1, 2019, the Company adopted these amendments and there was no impact of these amendments on the Company's financial statements.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium.

Share options outstanding account

The Share options outstanding account is used to record the fair value of equity-settled, share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Other reserves

The Special Economic Zone Re-investment Reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of the Income-tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income-tax Act, 1961.

Capital redemption reserve

In accordance with Section 69 of the Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity include remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.11.1 Equity share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2020	2019
Authorized		
Equity shares, ₹ 5 par value		
4,80,00,00,000 (4,80,00,00,000) equity shares	2,400	2,400
Issued, subscribed and paid up		
Equity shares, ₹ 5 par value [(1)]	2,129	2,178
4,25,89,92,566 (4,35,62,79,444) equity shares fully paid-up		
	2,129	2,178

[(1)] Refer to Note 2.21 for details of basic and diluted shares

Forfeited shares amounted to ₹ 1,500 (₹ 1,500)

The Company has only one class of shares referred to as equity shares having a par value of ₹5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently.

In the period of five years immediately preceding March 31, 2020:

The Company has allotted 2,18,41,91,490, 1,14,84,72,332 and 57,42,36,166 fully-paid-up shares of face value ₹5 each during the quarter ended September 30, 2018, June 30, 2015 and December 31, 2014, respectively pursuant to bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares wherever appropriate.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted

Update on capital allocation policy and buyback

Effective fiscal 2018 the Company's policy was to pay up to 70% of the free cash flow annually by way of dividend and / or buyback.

Effective from fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Statement of Cash Flows prepared under Ind AS.

In line with the capital allocation policy announced in April 2018, the Board, in its meeting held on January 11, 2019, approved the following:

(a) Declared a special dividend of ₹4 per equity share;
(b) Recommended buyback of equity shares from the open market route through Indian stock exchanges of up to ₹8,260 crore (maximum buyback size) at a price not exceeding ₹800 per share (maximum buyback price) which would comprise approximately 2.36% of the paid-up equity share capital of the Company, subject to shareholders' approval by way of the postal ballot.

The shareholders approved the proposal of buyback of equity shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019. During this buyback period, the Company had purchased and extinguished a total of 11,05,19,266 equity shares from the stock exchange at an average buy back price of ₹747 per equity share comprising 2.53% of the pre-buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves.

In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2020 the Company has created a Capital Redemption Reserve' of ₹55 crore equal to the nominal value of the above shares bought back as an appropriation from general reserve.

After the execution of the above buyback, payment of special dividend (including dividend distribution tax) of ₹2,107 crore in January 2019 and payment of special dividend (including dividend distribution tax) of ₹2,633 crore in June 2018, the Company has completed the distribution of ₹13,000 crore, which was announced as part of its capital allocation policy in April 2018.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at March 31, 2020, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure, there are no externally imposed capital requirements.

2.11.2 Dividend

Final dividend on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has repealed the dividend distribution tax. Companies are now required to pay / distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

Dividend and buyback include applicable taxes.

The amount of per share dividend recognized as distribution to equity shareholders is as follows:

(in ₹)

Particulars	Year ended March 31,	
	2020	2019
Interim dividend for fiscal 2020	8.00	–
Final dividend for fiscal 2019	10.50	–
Interim dividend for fiscal 2019	–	7.00

Particulars	Year ended March 31,	
	2020	2019
Special dividend for fiscal 2019	–	4.00
Final dividend for fiscal 2018[(1)]	–	10.25
Special dividend for fiscal 2018[(1)]	–	5.00

[(1)] Dividend per share declared previously, retrospectively adjusted for the September 2018 bonus issue

During the year ended March 31, 2020, on account of the final dividend for fiscal 2020 and interim dividend for fiscal 2020 the Company has incurred a net cash outflow of ₹9,553 crore inclusive of dividend distribution tax.

The Board of Directors in their meeting on April 20, 2020 recommended a final dividend of ₹9.50 per equity share for the financial year ended March 31, 2020. This payment is subject to the approval of shareholders in the Annual General Meeting of the Company. In view of COVID-19, the Company is working on an Annual General Meeting date which will be announced by the Company in due course. This final dividend if approved by shareholders would result in a net cash outflow of approximately ₹4,046 crore.

The details of shareholder holding more than 5% shares as at March 31, 2020 and March 31, 2019 are as follows:

Name of the shareholder	As at March 31, 2020		As at March 31, 2019	
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership)	73,93,01,182	17.36	74,62,54,648	17.11
Life Insurance Corporation of India	28,20,08,863	6.62	25,43,32,376	5.83

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2020 and March 31, 2019 is as follows:

in ₹ crore,except as stated otherwise

Particulars	As at March 31, 2020		As at March 31, 2019	
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	4,35,62,79,444	2,178	2,18,41,14,257	1,092
Add: Shares issued on exercise of employee stock options – before bonus issue	–	–	77,233	–
Add: Bonus shares issued	–	–	2,18,41,91,490	1,092
Add: Shares issued on exercise of employee stock options – after bonus issue	5,80,388	–	5,48,464	–
Less: Shares bought back[(1)(2)]	9,78,67,266	49	1,26,52,000	6
As at the end of the period	4,25,89,92,566	2,129	4,35,62,79,444	2,178

[(1)] Includes 18,18,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 and have not been extinguished as of March 31, 2019

[(2)] Includes 36,36,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 but have not been settled and therefore not extinguished as of March 31, 2019

2.11.3 Employee Stock Option Plan (ESOP):

Accounting policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in Statement of Profit and Loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan"):

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, upto 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (nomination and remuneration committee). The performance parameters will be based on a combination of relative total shareholders return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to a maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan"):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held

by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of four to seven years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity-settled and cash-settled RSUs and stock options would vest generally over a period of four years and shall be exercisable within the period as approved by the nomination and remuneration committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated, all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

The controlled trust holds 1,82,39,356 and 2,03,24,982 shares as at March 31, 2020 and March 31, 2019, respectively under the 2015 Plan. Out of these shares, 2,00,000 each have been earmarked for welfare activities of the employees as at March 31, 2020 and March 31, 2019.

The summary of grants during the years ended March 31, 2020 and March 31, 2019 is as follows:

Particulars	2019 Plan		2015 Plan	
	Year ended March 31,		Year ended March 31,	
	2020	2019	2020	2019[(1)]
Equity-settled RSU				
KMP	3,56,793	–	5,07,896	6,75,530
Employees other than KMP	17,34,500	–	33,46,280	36,65,170
	20,91,293	–	38,54,176	43,40,700
Cash-settled RSU				
KMP	–	–	1,80,400	–
Employees other than KMP	–	–	4,75,740	74,090
	–	–	6,56,140	74,090
Total grants	20,91,293	–	45,10,316	44,14,790

(1) Information is adjusted for the September, 2018 bonus issue

Notes on grants to KMP

CEO and MD

Under the 2015 Plan : In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 41,782 RSUs was made effective February 27, 2020 for fiscal 2020. Though the annual time-based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2020, since the service commencement date precedes the grant date, the Company has recorded employment stock compensation expense in accordance with Ind AS 102, *Share-based Payments*.

The Board, on April 12, 2019, based on the recommendations of the nomination and remuneration committee, approved the performance-based grant of RSUs amounting to ₹13 crore for fiscal 2020 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 1,77,887 performance-based RSUs were granted effective May 2, 2019.

In accordance with the shareholders approval in the Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the nomination and remuneration committee, approved to amend the vesting period of the annual performance equity grant from three years to one year. Accordingly the vesting period of 2,17,200 (adjusted for the September 2018 bonus issue) performance-based RSUs granted effective May 2, 2018 and 1,77,887 performance-based RSUs granted effective May 2, 2019 have been amended to one year.

Under the 2019 Plan :

In accordance with the shareholders approval at the AGM held on June 22, 2019, the Board, based on the recommendations of the nomination and remuneration committee, approved performance-based grant of RSUs amounting to ₹10 crore for fiscal 2020 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 1,34,138 performance-based RSUs were granted effective June 22, 2019.

COO and Whole-time director

Under the 2015 Plan : On February 20, 2020, based on the recommendations of the nomination and remuneration committee, the Board, approved time-based grant of 58,650 RSUs granted effective February 27, 2020.

Under the 2019 Plan : In accordance with the approval of shareholders at the AGM held on June 22, 2019, the Board, based on the recommendations of the nomination and remuneration committee, approved performance-based grant of RSUs amounting to ₹4 crore for fiscal 2020 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 53,655 performance-based RSUs were granted effective June 22, 2019.

Other KMP

Under the 2015 Plan: On April 12, 2019, based on the recommendations of the nomination and remuneration committee, in accordance with employment agreement, the Board, approved performance-based grant of 10,263 RSUs and time-based grant of 23,946 RSUs to other KMP under the 2015 Plan. The grants were made effective May 2, 2019. The time-based RSUs will generally vest over four years and the performance-based RSUs will vest over three years based on certain performance targets.

On February 20, 2020, based on the recommendations of the nomination and remuneration committee, the Board, approved time-based grant of 3,75,768 RSUs to other KMP under the 2015 Plan. The grants were made effective February 27, 2020. These RSUs will vest over four years.

Under the 2019 Plan: On February 20, 2020, based on the recommendations of the nomination and remuneration committee, the Board, approved performance-based grants of 1,69,000 RSUs to other KMP under the 2019 Plan. The grants were made effective February 27, 2020. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2020	2019
Granted to:		
KMP	56	33
Employees other than KMP	170	149
Total[1]	226	182
[1] Cash-settled stock compensation expense included in the above	10	2

Share-based payment arrangements that were modified during the year ended March 31, 2020:

During the year ended March 31, 2020, the Company issued stock appreciation rights as replacement for outstanding ADS-settled RSU and ESOP awards. The replacement was pursuant to SEBI Circular, "Framework for issue of Depository Receipts", dated October 10, 2019, which prohibited companies to allot ADS to Indian residents and non-resident Indians.

The awards were granted after necessary approvals from the nomination and remuneration committee. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of ₹57 crore is recognized as financial liability with a corresponding adjustment to equity.

The activity in the 2015 and 2019 Plan for equity-settled, share-based payment transactions during the years ended March 31, 2020 and March 31, 2019 is as follows:

Particulars	Year ended March 31, 2020		Year ended March 31, 2019[1]	
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: RSU				
Outstanding at the beginning	91,81,198	3.13	75,00,818	2.50
Granted	38,54,176	5.00	43,40,700	3.84
Exercised	25,61,218	2.95	18,64,510	2.50
Modification to cash-settled awards	10,61,820	–	–	–
Forfeited and expired	6,31,438	3.29	7,95,810	2.61
Outstanding at the end	87,80,898	3.96	91,81,198	3.13
Exercisable at the end	3,92,185	2.54	2,35,256	2.50
2015 Plan: Employee Stock Options (ESOPs)				
Outstanding at the beginning	16,23,176	516	19,33,826	493
Granted	–	–	–	–
Exercised	1,04,796	516	1,17,350	515
Modification to cash-settled awards	3,51,550	–	–	–
Forfeited and expired	66,500	528	1,93,300	521
Outstanding at the end	11,00,330	539	16,23,176	516
Exercisable at the end	7,80,358	543	6,98,500	517
2019 Plan: RSU				
Outstanding at the beginning	–	–	–	–
Granted	20,91,293	5.00	–	–
Exercised	–	–	–	–
Forfeited and expired	–	–	–	–
Outstanding at the end	20,91,293	5.00	–	–
Exercisable at the end	–	–	–	–

[1] Information in the table above is adjusted for the September 2018 bonus issue.

During the years ended March 31, 2020 and March 31, 2019 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was ₹751 and ₹701 (adjusted for the September 2018 bonus issue) respectively.

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2020 is as follows:

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0 - 5 (RSU)	20,91,293	1.76	5.00	87,80,898	1.59	3.96
450 - 600 (ESOP)	–	–	–	11,00,330	3.48	539
	20,91,293	1.76	5.00	98,81,228	1.80	64

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2019 was as follows:

Range of exercise prices per share (₹)	2015 Plan – Options outstanding[1]		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0 - 5 (RSU)	91,81,198	1.70	3.13
450 - 600 (ESOP)	16,23,176	5.04	516
	1,08,04,374	2.20	80

[1] Information in the table above is adjusted for the September 2018 bonus issue.

As at March 31, 2020 and March 31, 2019, 17,56,521 and 1,77,454 (net of forfeitures) cash-settled options were outstanding respectively. The carrying value of liability towards cash-settled, share-based payments was ₹48 crore and ₹9 crore as at March 31, 2020 and March 31, 2019 respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR-based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity-settled award is estimated on the date of grant with the following assumptions:

Particulars	For options granted in			
	Fiscal 2020 – equity shares-RSU	Fiscal 2020 – ADS-RSU	Fiscal 2019 – equity shares-RSU	Fiscal 2019 – ADS-RSU
Weighted average share price (₹) / ($ ADS)[1]	728	10.52	696	10.77
Exercise price (₹) / ($ADS)[1]	5.00	0.07	3.31	0.06
Expected volatility (%)	22-30	22-26	21-25	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2.65	2.65
Risk-free interest rate (%)	6-7	1-3	7-8	2-3
Weighted average fair value as on grant date (₹) / ($ADS)[1]	607	7.84	648	10.03

[1] Fiscal 2019 values are adjusted for the September 2018 bonus issue wherever applicable

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP.

2.12 Other financial liabilities

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Non-current		
Others		
Compensated absences	32	38
Accrued compensation to employees	12	–
Payable for acquisition of business – contingent consideration	–	41
Rental deposit	5	–
Total non-current other financial liabilities	49	79
Current		
Unpaid dividends	30	29

Particulars	As at March 31,	
	2020	2019
Others		
Accrued compensation to employees	2,264	2,006
Accrued expenses[(1)]	2,646	2,310
Retention monies	30	60
Payable for acquisition of business – contingent consideration	151	75
Capital creditors	254	653
Financial liability relating to buyback#	–	1,202
Compensated absences	1,497	1,373
Other payables[(2)]	603	807
Foreign currency forward and options contracts	461	13
Total current other financial liabilities	7,936	8,528
Total other financial liabilities	7,985	8,607
Financial liability carried at amortized cost	5,844	7,067
Financial liability carried at fair value through profit or loss	592	128
Financial liability carried at fair value through other comprehensive income	20	1
Contingent consideration on undiscounted basis	152	135
(1) Includes dues to subsidiaries	2	6
(2) Includes dues to subsidiaries	47	13

In accordance with Ind AS 32, *Financial Instruments : Presentation*, the Company has recorded a financial liability as at March 31, 2019 for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback (Refer to Note 2.11). The financial liability is recognized at the present value of the maximum amount that the Company would be required to pay to the registered broker for buy back, with a corresponding debit in general reserve / retained earnings. The liability has been utilized towards buyback of equity shares which was completed on August 26, 2019.

2.13 Trade payables

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Trade payables[(1)]	1,529	1,604
Total trade payables	1,529	1,604
(1) Includes dues to subsidiaries	271	220

As at March 31, 2020 and March 31, 2019, there are no outstanding dues to micro, small and medium enterprises. There is no interest due or outstanding on the same. During the year ended March 31, 2020 and March 31, 2019, an amount of ₹11 crore and ₹30 crore was paid beyond the appointed day as defined in the Micro, Small and Medium Enterprises Development Act 2006.

2.14 Other liabilities

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Non-current		
Accrued provident fund liability (*Refer to Note 2.20.2*)	185	–
Others		
Deferred income	22	29
Deferred rent (*Refer to Note 2.3*)	–	140
Total non-current other liabilities	207	169
Current		
Accrued provident fund liability (*Refer to Note 2.20.2*)	64	–
Unearned revenue	2,140	2,094
Client deposits	9	19
Others		
Withholding taxes and others	1,344	1,168
Deferred rent (*Refer to Note 2.3*)	–	54
Total current other liabilities	3,557	3,335
Total other liabilities	3,764	3,504

2.15 Provisions

Accounting policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

a. Post-sales client support

The Company provides its clients with a fixed-period post-sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in

the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and others

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Current		
Others		
Post-sales client support and others	506	505
Total provisions	506	505

The movement in the provision for post-sales client support and others is as follows:

in ₹ crore

Particulars	Year ended March 31, 2020
Balance at the beginning	505
Provision recognized / (reversed)	112
Provision utilized	(159)
Exchange difference	48
Balance at the end	506

Provision for post-sales client support and other provisions represents cost associated with providing post-sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of one year.

2.16 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the Statement of Profit and Loss comprises:

in ₹ crore

Particulars	Year ended March 31,	
	2020	2019
Current taxes	5,235	5,189
Deferred taxes	(301)	36
Income tax expense	4,934	5,225

During the quarter ended March 31, 2019, the Company entered into an Advance Pricing Agreement (APA) in an overseas jurisdiction resulting in a reversal of income tax expense of ₹94 crore which pertained to prior periods.

Additionally, income tax expense for the years ended March 31, 2020 and March 31, 2019 includes reversal (net of provisions) of ₹298 crore and ₹97 crore, respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the Company across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

in ₹ crore

Particulars	Year ended March 31,	
	2020	2019
Profit before income taxes	20,477	19,927
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	7,155	6,963
Tax effect due to non-taxable income for Indian tax purposes	(2,637)	(2,628)
Overseas taxes	700	643
Tax provision (reversals)	(298)	(144)
Effect of exempt non-operating income	(49)	(62)
Effect of non-deductible expenses	109	376

Particulars	Year ended March 31,	
	2020	2019
Branch profit tax (net of credits)	(35)	25
Others	(11)	52
Income tax expense	4,934	5,225

The applicable Indian corporate statutory tax rate for the years ended March 31, 2020 and March 31, 2019 is 34.94%.

The foreign tax expense is due to income taxes payable overseas, principally in the US. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961.

Entire deferred income tax for the years ended March 31, 2020 and March 31, 2019, relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the US to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2020, Infosys' US branch net assets amounted to approximately ₹5,474 crore. As at March 31, 2020, the Company has a deferred tax liability for branch profit tax of ₹178 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹8,386 crore and ₹6,007 crore as at March 31, 2020 and March 31, 2019, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of ₹372 crore and ₹146 crore as at March 31, 2020 and March 31, 2019, respectively as it is probable that future taxable profit will be not be available against which the unused tax losses can be utilized in the foreseeable future. Majority of the accumulated losses as at March 31, 2020 will expire in fiscal 2029.

The details of income tax assets and income tax liabilities as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Income tax assets	4,773	6,293
Current income tax liabilities	1,302	1,458
Net current income tax asset / (liability) at the end	3,471	4,835

The gross movement in the current income tax asset / (liability) for the years ended March 31, 2020 and March 31, 2019 is as follows:

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Net current income tax asset / (liability) at the beginning	4,835	3,734
Income tax paid	3,881	6,271
Current income tax expense	(5,235)	(5,189)
Income tax benefit arising on exercise of stock options	9	8
Income tax on other comprehensive income	(21)	6
Tax impact on buyback expenses	4	4
Translation differences	(2)	1
Net current income tax asset / (liability) at the end	3,471	4,835

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2020 is as follows:

in ₹ crore

Particulars	Carrying value as of April 1, 2019	Changes through profit and loss	Changes through OCI	Reclassification	Impact on account of Ind AS 116	Translation difference	Carrying value as of March 31, 2020
Property, plant and equipment	223	(20)	–	–	–	–	203
Lease liabilities	–	70	–	48	2	–	120
Trade receivables	164	18	–	–	–	–	182
Compensated absences	349	31	–	–	–	–	380
Post-sales client support	95	6	–	–	–	–	101
Derivative financial instruments	(102)	245	12	–	–		155
Credits related to branch profits	340	13	–	–	–	24	377

Particulars	Carrying value as of April 1, 2019	Changes through profit and loss	Changes through OCI	Reclassification	Impact on account of Ind AS 116	Translation difference	Carrying value as of March 31, 2020
Branch profit tax	(541)	22	–	–	–	(36)	(555)
Others	45	(84)	(3)	(48)	–	–	(90)
Total deferred income tax assets and liabilities	573	301	9	–	2	(12)	873

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2019 is as follows:

in ₹ crore

Particulars	Carrying value as of April 1, 2018	Changes through profit and loss	Changes through OCI	Addition on account of business combination	Translation difference	Carrying value as of March 31, 2019
Property, plant and equipment	181	43	–	–	(1)	223
Trade receivables	129	35	–	–	–	164
Compensated absences	325	24	–	–	–	349
Post-sales client support	92	3	–	–	–	95
Derivative financial instruments	12	(106)	(7)	–	(1)	(102)
Credits related to branch profits	341	(22)	–	–	21	340
Branch profit tax	(505)	(3)	–	–	(33)	(541)
Others	48	(10)	4	–	3	45
Total deferred income tax assets and liabilities	623	(36)	(3)	–	(11)	573

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Deferred income tax assets after set off	1,429	1,114
Deferred income tax liabilities after set off	556	541

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

2.17 Revenue from operations

Accounting policy

The Company derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, and from licensing of software products and platforms across the Company's core and digital offerings (together referred to as "software-related services"). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Effective April 1, 2018, the Company adopted Ind AS 115, *Revenue from Contracts with Customers* using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. The effect on adoption of Ind AS 115 was insignificant.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing by the parties to the contract, the parties to the contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services ("performance obligations") to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services ("transaction price"). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its

standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company's contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work-based contracts, are recognized as the related services are performed. Fixed-price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance-based billing and / or milestone-based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a "right to use" the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a "right to access" is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line-basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them. Any capitalized contract costs are amortized, with the expense recognized as the Company transfers the related goods or services to the customer.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the years ended March 31, 2020 and March 31, 2019 is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2020	2019
Revenue from software services	78,809	72,845
Revenue from products and platforms	238	262
Total revenue from operations	79,047	73,107

The Company has evaluated the impact of COVID-19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts;(ii) onerous obligations;(iii) penalties relating to breaches of service-level agreements, and (iv) termination or deferment of contracts by customers. The Company has concluded that the impact of COVID-19 is not material based on these estimates. Due to the nature of the pandemic, the Company will continue to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by offerings for the years ended March 31, 2020 and March 31, 2019 respectively. The Company believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

in ₹ crore

Particulars	Year ended March 31,	
	2020	2019
Revenue by offerings		
Core	47,533	49,463
Digital	31,514	23,644
Total	79,047	73,107

Digital services

Digital services comprise of service and solution offerings of the Company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and Big Data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cybersecurity systems.

Core services

Core services comprise traditional offerings of the Company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products and platforms

The Company also derives revenues from the sale of products and platforms including Infosys NIA®, an Artificial Intelligence (AI) platform which applies next-generation AI and machine learning.

The percentage of revenue from fixed-price contracts for each of the years ended March 31, 2020 and March 31, 2019 is approximately 55%.

Trade receivables and contract balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company's Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company's receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed-price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed-price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed-price contracts (contract asset) are classified as "non-financial asset" because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as "unearned revenue".

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

During the years ended March 31, 2020 and March 31, 2019, the Company recognized revenue of ₹1,835 crore and ₹1,776 crore arising from opening unearned revenue as of April 1, 2019 and April 1, 2018 respectively.

During the years ended March 31, 2020 and March 31, 2019, ₹2,648 crore and ₹2,355 crore of unbilled revenue pertaining to other fixed price and fixed time frame contracts as of April 1, 2019 and April 1, 2018, respectively has been reclassified to "trade receivables" upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Company expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Company has not disclosed the remaining performance obligation-related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material and unit of work-based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2020, other than those meeting the exclusion criteria mentioned above, is ₹48,958 crore. Out of this, the Company expects to recognize revenue of around 52% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2019 is ₹44,904 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.18 Other income, net

2.18.1 Other income – Accounting policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain / loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.18.2 Foreign currency – Accounting policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Statement of Profit and Loss and reported within exchange gains / (losses) on translation of assets and liabilities, net, except when deferred in "other comprehensive income" as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other comprehensive income, net of taxes, includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Other income for the years ended March 31, 2020 and March 31, 2019 is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2020	2019
Interest income on financial assets carried at amortized cost		
Tax-free bonds and government bonds	138	137
Deposits with banks and others	1,080	1,276
Interest income on financial assets fair valued through other comprehensive income		
Non-convertible debentures, commercial paper, certificates of deposit and government securities	282	581
Income on investments carried at fair value through other comprehensive income	41	–
Income on investments carried at fair value through profit or loss		
Dividend income on liquid mutual funds	2	2
Gain / (loss) on liquid mutual funds and other investments	188	175
Interest income on income tax refund	250	50
Exchange gains / (losses) on foreign currency forward and options contracts	(528)	184
Exchange gains / (losses) on translation of assets and liabilities	1,056	144
Miscellaneous income, net	191	303
Total other income	2,700	2,852

2.19 Expenses

in ₹ crore

Particulars	Year ended March 31,	
	2020	2019
Employee benefit expenses		
Salaries including bonus	41,159	37,185
Contribution to provident and other funds	938	797
Share-based payments to employees *(Refer to Note 2.11)*	226	182
Staff welfare	111	132
	42,434	38,296
Cost of software packages and others		
For own use	814	793
Third-party items bought for service delivery to clients	842	853
	1,656	1,646
Other expenses		
Power and fuel	176	171
Brand and marketing	441	406
Short-term leases *(Refer to Note 2.3)*	37	–
Operating leases	–	339
Rates and taxes	143	110
Repairs and maintenance	1,198	1,051
Consumables	32	33
Insurance	72	55
Provision for post-sales client support and others	3	(6)
Commission to non-whole-time directors	8	7
Impairment loss recognized / (reversed) under expected credit loss model	137	184

Particulars	Year ended March 31,	
	2020	2019
Auditor's remuneration		
Statutory audit fees	7	4
Tax matters	–	1
Other services	2	–
Contributions towards Corporate Social Responsibility	360	245
Others	171	170
	2,787	2,770

2.20 Employee benefits

Accounting policy

2.20.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust ("the Trust"). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the Statement of Profit and Loss.

2.20.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government-administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.20.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.20.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

a. Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Company's financial statements as at March 31, 2020 and March 31, 2019:

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Change in benefit obligations		
Benefit obligations at the beginning	1,158	1,028
Service cost	155	135
Interest expense	78	73
Transfer of obligation	1	1
Remeasurements – Actuarial (gains) / losses	(78)	31
Benefits paid	(119)	(110)
Benefit obligations at the end	1,195	1,158
Change in plan assets		
Fair value of plan assets at the beginning	1,183	1051
Interest income	84	78
Transfer of assets	1	2
Remeasurements – Return on plan assets excluding amounts included in interest income	8	4
Contributions	180	158
Benefits paid	(118)	(110)
Fair value of plan assets at the end	1,338	1,183
Funded status	143	25

The amount for the years ended March 31, 2020 and March 31, 2019 recognized in the Statement of Profit and Loss under employee benefit expense are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2020	2019
Service cost	155	135
Net interest on the net defined benefit liability / asset	(6)	(5)
Net gratuity cost	149	130

The amounts for the years ended March 31, 2020 and March 31, 2019 recognized in the Statement of Other Comprehensive Income are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2020	2019
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	(78)	31
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(8)	(4)
	(86)	27

in ₹ crore

Particulars	Year ended March 31,	
	2020	2019
(Gain) / loss from change in demographic assumptions	–	–
(Gain) / loss from change in financial assumptions	(61)	26
(Gain) / loss from change in experience assumptions	(17)	5
	(78)	31

The weighted-average assumptions used to determine benefit obligations as at March 31, 2020 and March 31, 2019 are as follows:

Particulars	As at March 31,	
	2020	2019
Discount rate[(1)]	6.2%	7.1%
Weighted average rate of increase in compensation levels[(2)]	6.0%	8.0%
Weighted average duration of defined benefit obligation[(3)]	5.9 years	5.9 years

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2020 and March 31, 2019 are as follows:

Particulars	Year ended March 31,	
	2020	2019
Discount rate	7.1%	7.5%
Weighted average rate of increase in compensation levels	8.0%	8.0%

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

(1) In India, the market for high-quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

(2) The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company's past compensation revision trends and the Management's estimate of future salary increases.

(3) Attrition rate considered is the Management's estimate based on the past long-term trend of employee turnover in the Company.

Sensitivity of significant assumptions used for valuation of defined benefit obligations

(₹ in crore)

Impact from percentage point increase / decrease in	As at March 31, 2020
Discount Rate	67
Weighted average rate of increase in compensation level	59

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign-defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. As at March 31, 2020 and March 31, 2019, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for each of the years ended March 31, 2020 and March 31, 2019 was ₹92 crore and ₹82 crore respectively.

The Company expects to contribute ₹100 crore to the gratuity trusts during fiscal 2021.

Maturity profile of defined benefit obligation:

in ₹ crore

Within 1 year	171
1-2 year	178
2-3 year	184
3-4 year	196
4-5 year	114
5-10 years	1,059

b. Superannuation

The Company contributed ₹223 crore and ₹199 crore to the Superannuation Trust during the years ended March 31, 2020 and March 31, 2019 respectively and the same has been recognized in the Statement of Profit and Loss account under the head employee benefit expense.

c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

The funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Company's financial statements as at March 31, 2020 is as follows:

in ₹ crore

Particulars	As at March 31, 2020
Change in benefit obligations	
Benefit obligations at the beginning	5,989
Service cost – employer contribution	407
Employee contribution	857
Interest expense	561
Actuarial (gains) / loss	216
Benefits paid	(664)
Benefit obligations at the end	7,366
Change in plan assets	
Fair value of plan assets at the beginning	5,989
Interest income	561
Remeasurements – Return on plan assets excluding amounts included in interest income[1]	(33)
Contributions (employer and employee)	1,264
Benefits paid	(664)
Fair value of plan assets at the end	7,117
Net liability *(Refer to Note 2.14)*	(249)

[1] Includes unrealized losses on certain investments in bonds

Amount for the year ended March 31, 2020 recognized in the Statement of Other Comprehensive income:

in ₹ crore

Particulars	Year ended March 31, 2020
Remeasurements of the net defined benefit liability / (asset)	
Actuarial (gains) / losses	216
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	33
	249

Assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach:

Particulars	As at March 31,	
	2020	2019
Government of India (GOI) bond yield[1]	6.20%	7.10%
Expected rate of return on plan assets	8.00%	9.20%
Remaining term to maturity of portfolio	6 years	5.47 years
Expected guaranteed interest rate		
First year	8.50%	8.65%
Thereafter	8.50%	8.60%

[1] In India, the market for high-quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2020 is as follows:

Particulars	As at March 31, 2020
Central and state government bonds	49%
Public sector undertakings and private sector bonds	48%
Others	3%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

As at March 31, 2020, the defined benefit obligation would be affected by approximately ₹72 crore and ₹108 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided there is no shortfall as at March 31, 2019. The details of the benefit obligation as at March 31, 2019 are as follows:

in ₹ crore

Particulars	As at March 31, 2019
Benefit obligation at the period end	5,989
Net liability recognized in the Balance Sheet	–

The Company contributed ₹541 crore and ₹451 crore to the provident fund during the years ended March 31, 2020 and March 31, 2019, respectively. The same has been recognized in the net profit in the Statement of Profit and Loss under the head employee benefit expense.

In February 2019, the Hon'ble Supreme Court of India vide its judgment and subsequent review petition of August 2019 has ruled in respect of compensation for the purpose of Provident Fund contribution under the Employee's Provident Fund Act. The Company has assessed possible outcomes of the judgment on determination of provident fund contributions and based on the Company's current evaluation of the judgment, it is not probable that certain allowances paid by the Company will be subject to payment of provident fund. The Company will continue to monitor and evaluate its position based on future events and developments.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

Employee benefits cost include:

in ₹ crore

Particulars	Year ended March 31,	
	2020	2019
Salaries and bonus[1]	41,521	37,516
Defined contribution plans	223	199
Defined benefit plans	690	581
	42,434	38,296

[1] Includes employee stock compensation expense of ₹226 crore and ₹182 crore for the years ended March 31, 2020 and March 31, 2019, respectively (Refer to Note 2.11).

2.21 Reconciliation of basic and diluted shares used in computing earnings per share

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Year ended March 31,	
	2020	2019[1]
Basic earnings per equity share - weighted average number of equity shares outstanding	4,27,70,30,249	4,36,82,12,119
Effect of dilutive common equivalent shares - share options outstanding	27,78,577	22,00,229
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,27,98,08,826	4,37,04,12,348

(1) Adjusted for the September 2018 bonus issue.(Refer to Note 2.11)

For the years ended March 31, 2020 and March 31, 2019, no number of options to purchase equity shares had an anti-dilutive effect.

2.22 Contingent liabilities and commitments

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Contingent liabilities		
Claims against the Company, not acknowledged as debts[2]	3,410	2,947
[Amount paid to statutory authorities ₹5,229 crore (₹5,861 crore)]		
Commitments		
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	1,305	1,653
(net of advances and deposits)[3]		
Other commitments[1]	15	17

(1) Uncalled capital pertaining to investments

(2) As at March 31, 2020, claims against the Company not acknowledged as debts in respect of income tax matters amounted to ₹3,274 crore. The claims against the Company majorly represent demands arising on completion of assessment proceedings under the Income-tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP units and SEZ units, disallowance of deductions in respect of employment of new employees under Section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various appellate authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to ₹5,228 crore.

(3) Capital contracts primarily comprise commitments for infrastructure facilities and computer equipment.

Legal proceedings

The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations which have been previously disclosed to stock exchanges on October 22, 2019 and to the Securities and Exchange Commission (SEC) on Form 6-K on the same date. As previously disclosed on January 10, 2020 the outcome of the investigation has not resulted in restatement of previously issued financial statements.

The Company cooperated with an investigation by the SEC regarding the same matters. In March 2020, the Company received notification from the SEC that the SEC has concluded its investigation and the Company does not anticipate any further action by the SEC on this matter. The Company is responding to all the inquires received from the Indian regulatory authorities and will continue to cooperate with the authorities for any additional requests for information. Additionally, in October 2019, a shareholder class action lawsuit was filed in the United States District Court for the

Eastern District of New York against the Company and certain of its current and former officers for alleged violations of the US federal securities laws. The Company is presently unable to predict the scope, duration or the outcome of these matters.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company's management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company's results of operations or financial condition.

2.23 Related party transactions

List of related parties

Name of subsidiaries	Country	Holdings as at	
		2020	2019
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia do Brasil Ltda (Infosys Brasil)(25)	Brazil	–	100%
Infosys Nova Holdings LLC. (Infosys Nova)	US	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH(1) *(formerly Lodestone Management Consultants GmbH)*	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100%	100%
Kallidus Inc. (Kallidus)	US	100%	100%
Infosys Chile SpA	Chile	100%	100%
Infosys Arabia Limited(2)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(1)	Brazil	100%	99.99%
Infosys CIS LLC(1)(18)(26)	Russia	–	–
Infosys Luxembourg S.à.r.l(1)(13)	Luxembourg	100%	100%
Infosys Americas Inc. (Infosys Americas)	US	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(3)	Australia	–	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	US	100%	100%
Infosys Canada Public Services Inc(19)	Canada	–	–
Infosys BPM Limited	India	99.99%	99.98%
Infosys (Czech Republic) Limited s.r.o.(4)	Czech Republic	99.99%	99.98%
Infosys Poland Sp. z o.o.(4)	Poland	99.99%	99.98%
Infosys McCamish Systems LLC(4)	US	99.99%	99.98%
Portland Group Pty Ltd(4)	Australia	99.99%	99.98%
Infosys BPO Americas LLC.(4)	US	99.99%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants Inc.(5)(11)	US	–	–
Infosys Management Consulting Pty Limited(5)	Australia	100%	100%
Infosys Consulting AG(5)	Switzerland	100%	100%
Infosys Consulting GmbH(5)	Germany	100%	100%
Infosys Consulting S.R.L.(1)	Romania	100%	100%
Infosys Consulting SAS(5)	France	100%	100%
Infosys Consulting s.r.o.(5)	Czech Republic	100%	100%
Infosys Consulting (Shanghai) Co. Ltd. *(formerly Lodestone Management Consultants Co., Ltd)*(5)	China	100%	100%
Infy Consulting Company Ltd(5)	UK	100%	100%
Infy Consulting B.V.(5)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(32)	Poland	99.99%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda.(5)	Portugal	100%	100%
Infosys Consulting S.R.L.(5)	Argentina	100%	100%
Infosys Consulting (Belgium) NV *(formerly Lodestone Management Consultants (Belgium) S.A.)*(6)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	US	100%	100%
Panaya Ltd.(7)	Israel	100%	100%
Panaya GmbH(7)	Germany	100%	100%
Panaya Japan Co. Ltd.(7)(31)	Japan	–	100%
Brilliant Basics Holdings Limited (Brilliant Basics)	UK	100%	100%
Brilliant Basics Limited(8)	UK	100%	100%
Brilliant Basics (MENA) DMCC(8)(26)	Dubai	100%	100%

Name of subsidiaries	Country	Holdings as at	
		2020	2019
Infosys Consulting Pte Ltd. (Infosys Singapore)[1]	Singapore	100%	100%
Infosys Middle East FZ LLC[9]	Dubai	100%	100%
Fluido Oy[9][14]	Finland	100%	100%
Fluido Sweden AB (Extero)[15]	Sweden	100%	100%
Fluido Norway A/S[15]	Norway	100%	100%
Fluido Denmark A/S[15]	Denmark	100%	100%
Fluido Slovakia s.r.o[15]	Slovakia	100%	100%
Fluido Newco AB[15]	Sweden	100%	100%
Infosys Compaz Pte Ltd *(formerly Trusted Source Pte. Ltd)*[16]	Singapore	60%	60%
Infosys South Africa (Pty) Ltd[9][17]	South Africa	100%	–
WongDoody Holding Company Inc. (WongDoody)[10]	US	100%	100%
WDW Communications, Inc[12]	US	100%	100%
WongDoody, Inc[12]	US	100%	100%
HIPUS Co., Ltd *(formerly Hitachi Procurement Service Co. Ltd)*[20]	Japan	81%	–
Stater N.V.[21]	The Netherlands	75%	–
Stater Nederland B.V.[22]	The Netherlands	75%	–
Stater Duitsland B.V.[22]	The Netherlands	75%	–
Stater XXL B.V.[22]	The Netherlands	75%	–
HypoCasso B.V.[22]	The Netherlands	75%	–
Stater Participations B.V.[22]	The Netherlands	75%	–
Stater Deutschland Verwaltungs–GmbH[23]	Germany	75%	–
Stater Deutschland GmbH & Co. KG[23]	Germany	75%	–
Stater Belgium N.V./S.A.[24]	Belgium	53.99%	–
Outbox Systems Inc. dba Simplus (US)[27]	US	100%	–
Simplus North America Inc.[28]	Canada	100%	–
Simplus ANZ Pty Ltd.[28]	Australia	100%	–
Simplus Australia Pty Ltd[30]	Australia	100%	–
Sqware Peg Digital Pty Ltd[30]	Australia	100%	–
Simplus Philippines, Inc.[28]	Philippines	100%	–
Simplus Europe, Ltd.[28]	UK	100%	–
Simplus U.K., Ltd.[29]	UK	100%	–
Simplus Ireland, Ltd.[29]	Ireland	100%	–

(1) Wholly-owned subsidiary of Infosys Limited
(2) Majority-owned and controlled subsidiary of Infosys Limited
(3) Liquidated effective November 17, 2019
(4) Wholly-owned subsidiary of Infosys BPM Limited
(5) Wholly-owned subsidiary of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(6) Majority-owned and controlled subsidiary of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(7) Wholly-owned subsidiary of Panaya Inc.
(8) Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(9) Wholly-owned subsidiary of Infosys Consulting Pte Ltd.
(10) On May 22, 2018, Infosys acquired 100% of the voting interest in WongDoody
(11) Liquidated effective May 4, 2018
(12) Wholly-owned subsidiary of WongDoody
(13) Incorporated effective August 6, 2018
(14) On October 11, 2018, Infosys Consulting Pte Ltd. acquired 100% of the voting interests in Fluido Oy and its subsidiaries
(15) Wholly-owned subsidiary of Fluido Oy
(16) On November 16, 2018, Infosys Consulting Pte Ltd. acquired 60% of the voting interest in Infosys Compaz Pte Ltd
(17) Incorporated effective December 19, 2018
(18) Incorporated effective November 29, 2018
(19) Incorporated effective November 27, 2018, wholly-owned subsidiary of Infosys Public Services, Inc.
(20) On April 1, 2019, Infosys Consulting Pte Ltd. acquired 81% of the voting interests in HIPUS Co., Ltd, Japan
(21) On May 23, 2019, Infosys Consulting Pte Ltd. acquired 75% of the voting interests in Stater N.V.
(22) Majority-owned and controlled subsidiary of Stater N.V.
(23) Majority-owned and controlled subsidiary of Stater Duitsland B.V.
(24) Majority-owned and controlled subsidiary of Stater Participations B.V.
(25) Effective October 1, 2019, merged into Infosys Consulting Ltda, a wholly-owned subsidiary of Infosys Limited.
(26) Under liquidation
(27) On March 13, 2020, Infosys Nova Holdings LLC, acquired 100% of the voting interests in Outbox Systems Inc.
(28) Wholly-owned subsidiary of Outbox Systems Inc.
(29) Wholly-owned subsidiary of Simplus Europe, Ltd.
(30) Wholly-owned subsidiary of Simplus ANZ Pty Ltd.
(31) Liquidated effective October 31, 2019
(32) On February 20, 2020, Infosys Poland Sp. z o.o. acquired 100% of the voting interests in Infosys Consulting Sp. z.o.o from Infosys Consulting Holding AG (formerly Lodestone Holding AG).

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust[1]	India	Controlled trust

[1] Registered on May 15, 2019

The Company's material related party transactions during the years ended March 31, 2020 and March 31, 2019 and outstanding balances as at March 31, 2020 and March 31, 2019 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Refer to Note 2.20 for information on transactions with post-employment benefit plans mentioned above.

List of key managerial personnel (KMP)

Whole-time directors

- Salil Parekh, Chief Executive Officer and Managing Director
- U.B. Pravin Rao, Chief Operating Officer

Non-whole-time directors

- Nandan M. Nilekani
- Michael Gibbs (appointed an independent director effective July 13, 2018)
- Ravi Venkatesan (resigned as member of the Board effective May 11, 2018)
- Kiran Mazumdar-Shaw
- Roopa Kudva (retired as member of the Board effective February 3, 2020)
- Dr. Punita Kumar-Sinha
- D.N. Prahlad
- D. Sundaram

Executive officers

Nilanjan Roy *(appointed as Chief Financial Officer effective March 1, 2019)*	M.D. Ranganath *(resigned as Chief Financial Officer effective November 16, 2018)*
Ravi Kumar S. *President and Deputy Chief Operating Officer*	Mohit Joshi *President*
Krishnamurthy Shankar *Group Head – Human Resources*	Jayesh Sanghrajka *(appointed as Interim Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019)*
Inderpreet Sawhney *Group General Counsel and Chief Compliance Officer*	

Company Secretary

A.G.S. Manikantha

The details of amounts due to or due from related parties as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Investment in debentures		
EdgeVerve[1]	1,159	1,445
	1,159	1,445
Trade receivables		
EdgeVerve	16	3
Brilliant Basics Limited	1	–
Infosys China	24	23
Infosys Mexico	7	3
Infosys Brasil	–	1
Infosys BPM	10	10
Infy Consulting Company Ltd.	6	13
Infosys Public Services	69	57
Infosys Shanghai	5	6
Infosys Sweden	4	–
Infosys Consulting Ltda.	6	–
Infosys McCamish Systems LLC	104	89
Panaya Ltd	129	115
Infosys Compaz Pte Ltd	27	5
	408	325
Loans		
Infosys China[2]	94	82
Infosys Consulting Holding AG[3]	–	89
Brilliant Basics Holdings Limited[4]	–	7
Infosys Consulting Pte Ltd. [5]	277	663
Infosys Consulting S.R.L.[6]	9	–
	380	841
Prepaid expense and other assets		
Panaya Ltd.	168	109
	168	109
Other financial assets		
Infosys BPM	8	10
Panaya Ltd.	3	3
Infosys Austria GmbH	3	–
Infosys Consulting GmbH	1	2
Infosys China	8	2
Infosys Shanghai	1	1
Infy Consulting Company Ltd.	3	3
Infosys Management Consulting Pty Limited	1	–
Infosys Consulting AG	1	1
Infosys Public Services	1	3

Particulars	As at March 31,	
	2020	2019
Infosys Consulting Pte Ltd.	–	–
Kallidus	2	2
Infosys Consulting Ltda.	3	1
Skava Systems Pvt. Ltd.	1	1
Lodestone Management Consultants Co., Ltd	–	–
Infy Consulting B.V.	1	–
Infosys Brasil	–	1
EdgeVerve	–	–
Brilliant Basics Limited	2	1
Infosys Mexico	2	1
McCamish Systems LLC	1	1
Infosys Poland Sp. z o.o.	1	–
Stater N.V.	21	–
Fluido Denmark A/S	1	–
Infosys Compaz Pte Ltd	–	1
	65	34
Unbilled revenues		
EdgeVerve	45	40
Kallidus	8	11
Stater Nederland B.V.	31	–
	84	51
Trade payables		
Infosys China	6	8
Infosys BPM	60	50
Infosys (Czech Republic) Limited s.r.o.	10	6
Infosys Mexico	4	6
Infosys Sweden	3	3
Infosys Shanghai	5	6
Infosys Management Consulting Pty Limited	8	9
Infosys Consulting Pte Ltd.	3	4
Infy Consulting Company Ltd.	93	87
Infosys Brasil	–	2
Infosys consulting Ltda	5	–
Brilliant Basics Limited	8	7
Panaya Ltd.	12	4
Infosys Public Services	3	4
Kallidus	5	2
Portland Group Pty Ltd	2	1
Infosys Chile SpA	3	1
Infosys Compaz Pte Ltd *(formerly Trusted Source Pte. Ltd)*	1	–
Infosys Middle East FZ-LLC	12	12
Infosys Poland Sp. z o.o.	3	1
Infosys Consulting S.R.L.	10	–
Skava Systems Pvt. Ltd.	1	–
McCamish Systems LLC	1	1
WDW Communications, Inc.	13	6
	271	220
Other financial liabilities		
Infosys BPM	4	4
Brilliant Basics Limited	1	–
Fluido Oy	9	–
Fluido Sweden AB	2	–
Infosys Mexico	1	2
Infosys Public Services	–	–

Particulars	As at March 31,	
	2020	2019
Infosys Consulting Ltda.	1	–
Infosys Compaz Pte Ltd	1	–
Infosys China	2	1
Kallidus Inc.	3	–
Infosys Consulting GmbH	–	5
Stater Nederland B.V.	20	–
Infosys Middle East FZ-LLC	3	–
Infosys Consulting AG	–	1
	47	13
Accrued expenses		
Infosys BPM	2	6
	2	6

(1) At an interest rate of 8.35% per annum.
(2) Interest at the rate of 6% per annum and loan-term of one year
(3) Interest at the rate of 2.5% per annum repayable on demand
(4) Interest at the rate of 3.5% per annum repayable on demand
(5) Interest at the rate of 3% per annum repayable on demand.
(6) Interest at the rate of 4% per annum repayable on demand.

Particulars	Maximum amount outstanding during the Year ended March 31,	
	2020	2019
Loans and advances in the nature of loans given to Subsidiaries:		
Infosys China	94	86
Brilliant Basics	8	8
Infosys Consulting Pte Ltd.	1,906	678
Infosys Consulting Holding AG	86	114
Infosys Consulting S.R.L Argentina	8	–
Infosys Consulting S.R.L. Romania	9	–

The details of the related parties transactions entered into by the Company for the years ended March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2020	2019
Capital transactions		
Financing transactions		
Equity		
Infosys Consulting Brazil	140	43
WongDoody Holding Company Inc	9	261
Infosys Chile SpA	–	7
Infosys BPM[3]	1	–
Infosys Nova Holdings LLC	1,335	–
Brilliant Basics Holding Limited	–	13
Infosys Luxembourg S.à.r.l.	–	4
Infosys Australia[1]	–	(33)
Infosys Brasil	–	127
S.C. Infosys Consulting S.R.L	–	34
Preference shares		
Infosys Consulting Pte Ltd.[2]	1,318	–
	2,803	456

Particulars	Year ended March 31,	
	2020	2019
Debentures (net of repayment)		
EdgeVerve	(286)	(335)
	(286)	(335)
Loans (net of repayment)		
Infosys Consulting Holding AG	(92)	(20)
Brilliant Basics Holdings Limited	(7)	–
Infosys Consulting Pte Ltd.[2]	(496)	678
Infosys Consulting S.R.L.	8	–
	(587)	658
Revenue transactions		
Purchase of services		
Infosys China	76	85
Infosys Management Consulting Pty Limited	108	94
Infy Consulting Company Limited	1,030	857
Infosys Consulting Pte Ltd.	34	40
Portland Group Pty Ltd	22	16
Infosys (Czech Republic) Limited s.r.o.	98	56
Infosys BPM	733	655
Infosys Sweden	48	52
Infosys Shanghai	74	74
Infosys Mexico	67	71
Infosys Public Services	35	39
Panaya Ltd.	102	94
Infosys Brasil	10	13
Infosys Poland Sp. z o.o.	30	29
Infosys Consulting S.R.L.	22	–
Infosys Compaz Pte Ltd *(formerly Trusted Source Pte. Ltd)*	6	–
Infosys Consulting Ltda.	14	–
Kallidus	26	51
Brilliant Basics Limited	95	74
Brilliant Basics (MENA)	–	3
Infosys Chile SpA	14	5
Infosys Middle East FZ-LLC	83	95
Fluido Oy	12	–
Fluido Sweden AB (Extero)	18	–
McCamish Systems LLC	6	7
WDW Communications, Inc.	61	11
WongDoody, Inc.	–	2
	2,824	2,423
Purchase of shared services including facilities and personnel		
Brilliant Basics Limited	5	7
Infosys BPM	3	3
Fluido Oy	1	–
WDW Communications, Inc.	12	1
	21	11
Interest income		
Infosys China	6	5
Infosys Consulting Holding AG	1	2

Particulars	Year ended March 31,	
	2020	2019
Infosys Consulting Pte Ltd.	39	6
EdgeVerve	107	141
	153	154
Guarantee income		
Infosys Consulting Pte Ltd.	1	–
	1	–
Sale of services		
Infosys China	23	31
Infosys Mexico	34	20
Infy Consulting Company Limited	44	54
Infosys Brasil	3	6
Infosys BPM	121	101
McCamish Systems LLC	320	238
Infosys Sweden	11	3
Infosys Shanghai	5	8
EdgeVerve	597	469
Infosys Public Services	749	766
Infosys Compaz Pte Ltd	64	13
Infosys Consulting Ltda.	5	–
Infosys Austria GmbH	2	–
Fluido Denmark A/S	1	–
Stater Nederland B.V.	45	–
	2,024	1,709
Sale of shared services including facilities and personnel		
EdgeVerve	33	36
Panaya Ltd.	9	45
HIPUS	1	–
Infosys BPM	25	27
	68	108

(1) Represents redemption of investment

(2) Includes redemption by way of issuing redeemable preference shares

(3) Represents purchase of non-controlling interest

Transactions with KMP

The related party transactions with above KMP which comprise directors and executive officers are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2020	2019
Salaries and other employee benefits to whole-time directors and executive officers[(1)(2)]	118	96
Commission and other benefits to non-executive / independent directors	8	7
Total	126	103

(1) Total employee stock compensation expense for the years ended March 31, 2020 and March 31, 2019 includes a charge of ₹56 crore and ₹33 crore, towards KMP respectively. (Refer to Note 2.11)

(2) Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.24 Corporate social responsibility

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief, COVID-19 relief and rural development projects. A CSR committee has been formed by the Company as per the Act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

a) Gross amount required to be spent by the Company during the year is ₹ 360 crore.

b) Amount spent during the year on :

in ₹ crore

Particulars	In Cash	Yet to be paid in Cash	Total
1. Construction / acquisition of any asset	–	–	–
2. On purposes other than (1) above	357	3	360

2.25 Segment reporting

The Company publishes this financial statement along with the consolidated financial statements. In accordance with Ind AS 108, *Operating Segments*, the Company has disclosed the segment information in the consolidated financial statements.

2.26 Function-wise classification of Statement of Profit and Loss

in ₹ crore

Particulars	Note No.	Year ended March 31,	
		2020	2019
Revenue from operations	2.17	79,047	73,107
Cost of sales		52,816	47,412
Gross profit		26,231	25,695
Operating expenses			
Selling and marketing expenses		3,814	3,661
General and administration expenses		4,526	4,225
Total operating expenses		8,340	7,886
Operating profit		17,891	17,809
Reduction in the fair value of assets held for sale	2.4.7	–	265
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.4.7	–	469
Finance cost		114	–
Other income, net	2.18	2,700	2,852
Profit before tax		20,477	19,927
Tax expense			
Current tax	2.16	5,235	5,189
Deferred tax	2.16	(301)	36
Profit for the year		15,543	14,702
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net		(184)	(21)
Equity instruments through other comprehensive income, net		(31)	78
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net		(36)	21
Fair value changes on investments, net	2.4	17	1
Total other comprehensive income / (loss), net of tax		(234)	79
Total comprehensive income for the year		15,309	14,781

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 20, 2020

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2020

Index

Independent Auditor's Report

To The Members Of Infosys Limited

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of INFOSYS LIMITED (the "Company") and its subsidiaries, (the Company and its subsidiaries together referred to as the "Group") which comprise the Consolidated Balance Sheet as at March 31, 2020, and the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information (hereinafter referred to as the "consolidated financial statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid consolidated financial statements, give the information required by the Companies Act, 2013 (the "Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards ("Ind AS") prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2020, the consolidated profit, consolidated total comprehensive income, consolidated changes in equity and its consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the consolidated financial statements in accordance with the Standards on Auditing ("SA"s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter
1	*Fixed price contracts using the percentage of completion method* Fixed price maintenance revenue is recognized either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or using percentage of completion method when the pattern of benefits from services rendered to the customer and Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time has been recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. We identified the estimate of total efforts or efforts to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of efforts or costs involves significant judgement throughout the period of the contract and is subject to revision as the contract progresses based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the lives of the contracts. Refer Notes 1.5(a) and 2.16 to the consolidated financial statements.
	Auditor's Response
	Principal Audit Procedures Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others: We tested the effectiveness of controls relating to • recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and • access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred. We selected a sample of fixed price contracts with customers accounted using percentage-of-completion method and performed the following: Compared efforts or costs incurred with Group's estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract. Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.
Sr. No.	Key Audit Matter
2	*Allowance for credit losses* The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considered current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID-19. We identified allowance for credit losses as a key audit matter because the Group exercises significant judgment in calculating the expected credit losses. Refer Notes 1.5(h), 2.7 and 2.10 to the consolidated financial statements.

Auditor's Response
Principal Audit Procedures Our audit procedures related to the allowance for credit losses for trade receivables and unbilled revenue included the following, among others: We tested the effectiveness of controls over the • development of the methodology for the allowance for credit losses, including consideration of the current and estimated future economic conditions • completeness and accuracy of information used in the estimation of probability of default and • computation of the allowance for credit losses. For a sample of customers: We tested the input data such as credit reports and other credit related information used in estimating the probability of default by comparing them to external and internal sources of information. We tested the mathematical accuracy and computation of the allowances by using the same input data used by the Group

Emphasis of Matter

As more fully described in Note 2.22 to the *Consolidated Financial Statements*, the Company is responding to inquiries from Indian regulatory authorities. The scope, duration or outcome of these matters are uncertain.

Our opinion is not modified in respect of this matter.

Information Other than the Financial Statements and Auditor's Report Thereon

The Company's Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Management Discussion and Analysis, Board's Report including Annexures to Board's Report, Business Responsibility Report, Corporate Governance and Shareholder's Information, but does not include the consolidated financial statements, standalone financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Management's Responsibilities for the Consolidated Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS and other accounting principles generally accepted in India. The respective Boards of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the consolidated financial statements, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company and its subsidiary companies which are companies incorporated in India, has adequate internal financial controls system in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the consolidated financial statements of which we are the independent auditors.

Materiality is the magnitude of misstatements in the consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, based on our audit we report that:
   a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.
   b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books.
   c) The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.
   d) In our opinion, the aforesaid consolidated financial statements comply with the Ind AS specified under section 133 of the Act.
   e) On the basis of the written representations received from the directors of the Company as on March 31, 2020 taken on record by the Boards of Directors of the Company and its subsidiaries incorporated in India and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on March 31, 2020 from being appointed as a director in terms of Section 164 (2) of the Act.
   f) With respect to the adequacy of the internal financial controls over financial reporting and the operating effectiveness of such controls, refer to our separate Report in "Annexure A" which is based on the auditors' reports of the Company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of internal financial controls over financial reporting of those companies.
   g) With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended:

      In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.
   h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:
      i) The consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of the Group.
      ii) Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts;
      iii) There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No.117366W/W-100018)

Sd/-
Sanjiv V. Pilgaonkar
Partner
(Membership No. 039826)
UDIN : 20039826AAAABV6735

Place : Mumbai
Date : April 20, 2020

Annexure "A" to the independent auditor's report

(Referred to in paragraph 1 (f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 ("the Act")

In conjunction with our audit of the consolidated financial statements of the Company as of and for the year ended March 31, 2020, we have audited the internal financial controls over financial reporting of Infosys Limited (hereinafter referred to as the "Company") and its subsidiary companies, which are companies incorporated in India, as of that date.

Management's Responsibility for Internal Financial Controls

The Boards of Directors of the Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective Companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

Our responsibility is to express an opinion on the internal financial controls over financial reporting of the Company and its subsidiary companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the Institute of Chartered Accountants of India ("ICAI") and the Standards on Auditing, prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls system over financial reporting of the Company and its subsidiary companies, which are companies incorporated in India.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the Company and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2020, based on the internal financial control over financial reporting criteria established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No.117366W/W-100018)

Sd/-
Sanjiv V. Pilgaonkar
Partner
(Membership No. 039826)
UDIN : 20039826AAAABV6735

Place : Mumbai
Date : April 20, 2020

Consolidated Balance Sheet

in ₹ crore

Particulars	Note no.	As at March 31,	
		2020	2019
Assets			
Non-current assets			
Property, plant and equipment	2.2	12,435	11,479
Right-of-use assets	2.19	4,168	–
Capital work-in-progress		954	1,388
Goodwill	2.3.1 and 2.1	5,286	3,540
Other intangible assets	2.3.2	1,900	691
Financial assets			
Investments	2.4	4,137	4,634
Loans	2.5	21	19
Other financial assets	2.6	737	312
Deferred tax assets (net)	2.15	1,744	1,372
Income tax assets (net)	2.15	5,384	6,320
Other non-current assets	2.9	1,426	2,105
Total non-current assets		38,192	31,860
Current assets			
Financial assets			
Investments	2.4	4,655	6,627
Trade receivables	2.7	18,487	14,827
Cash and cash equivalents	2.8	18,649	19,568
Loans	2.5	239	241
Other financial assets	2.6	5,457	5,505
Income tax assets (net)	2.15	7	423
Other current assets	2.9	7,082	5,687
Total current assets		54,576	52,878
Total assets		92,768	84,738
Equity and liabilities			
Equity			
Equity share capital	2.11	2,122	2,170
Other equity		63,328	62,778

Particulars	Note no.	As at March 31,	
		2020	2019
Total equity attributable to equity holders of the Company		65,450	64,948
Non-controlling interests		394	58
Total equity		65,844	65,006
Liabilities			
Non-current liabilities			
Financial liabilities			
Lease liabilities	2.19	4,014	–
Other financial liabilities	2.12	807	147
Deferred tax liabilities (net)	2.15	968	672
Other non-current liabilities	2.13	279	275
Total non-current liabilities		6,068	1,094
Current liabilities			
Financial liabilities			
Trade payables		2,852	1,655
Lease liabilities	2.19	619	–
Other financial liabilities	2.12	10,481	10,452
Other current liabilities	2.13	4,842	4,388
Provisions	2.14	572	576
Income tax liabilities (net)	2.15	1,490	1,567
Total current liabilities		20,856	18,638
Total equity and liabilities		92,768	84,738

The accompanying notes form an integral part of the *Consolidated financial statements*.
As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration Number:
117366W/ W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership Number: 39826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Mumbai
April 20, 2020

Bengaluru
April 20, 2020

Consolidated Statement of Profit and Loss

in ₹ crore, except equity share and per equity share data

Particulars	Note no.	Years ended March 31, 2020	Years ended March 31, 2019
Revenue from operations	2.16	90,791	82,675
Other income, net	2.17	2,803	2,882
Total income		93,594	85,557
Expenses			
Employee benefit expenses	2.18	50,887	45,315
Cost of technical sub-contractors		6,714	6,033
Travel expenses		2,710	2,433
Cost of software packages and others	2.18	2,703	2,553
Communication expenses		528	471
Consultancy and professional charges		1,326	1,324
Depreciation and amortization expenses	2.2 and 2.3.2	2,893	2,011
Finance cost	2.19	170	–
Other expenses	2.18	3,656	3,655
Reduction in the fair value of disposal group held for sale	2.1.2	–	270
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.1.2	–	451
Total expenses		71,587	64,516
Profit before tax		22,007	21,041
Tax expense			
Current tax	2.15	5,775	5,727
Deferred tax	2.15	(407)	(96)
Profit for the year		16,639	15,410
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net	2.20 and 2.15	(180)	(22)
Equity instruments through other comprehensive income, net	2.4 and 2.15	(33)	70
		(213)	48
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.10 and 2.15	(36)	21
Exchange differences on translation of foreign operations		378	63
Fair value changes on investments, net	2.4 and 2.15	22	2
		364	86
Total other comprehensive income / (loss), net of tax		151	134
Total comprehensive income for the period		16,790	15,544

Particulars	Note no.	Years ended March 31,	
		2020	2019
Profit attributable to			
Owners of the Company		16,594	15,404
Non-controlling interests		45	6
		16,639	15,410
Total comprehensive income attributable to			
Owners of the Company		16,732	15,538
Non-controlling interests		58	6
		16,790	15,544
Earnings per equity share			
Equity shares of par value ₹ 5 each			
Basic (₹)		38.97	35.44
Diluted (₹)		38.91	35.38
Weighted average equity shares used in computing earnings per equity share	2.21		
Basic		425,77,54,522	434,71,30,157
Diluted		426,51,44,228	435,34,20,772

The accompanying notes form an integral part of the *Consolidated financial statements.*
As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration Number : 117366W/W-100018

Sanjiv V. Pilgaonkar
Partner
Membership Number : 39826

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Mumbai
April 20, 2020

Bengaluru
April 20, 2020

Consolidated Statement of Changes in Equity for the year ended March 31, 2019

in ₹ crore

Particulars	Equity share capital[2]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Securities premium	Retained earnings	Capital reserve	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve[3]	Other reserves[4]	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Balance as at April 1, 2018	1,088	36	58,477	54	2,725	130	1,583	5	56	2	779	–	(12)	64,923	1	64,924
Changes in equity for the year ended March 31, 2019																
Profit for the period	–	–	15,404	–	–	–	–	–	–	–	–	–	–	15,404	6	15,410
Remeasurement of the net defined benefit liability / asset[1] *(Refer to Notes 2.20.1 and 2.15)*	–	–	–	–	–	–	–	–	–	–	–	–	(22)	(22)	–	(22)
Equity instruments through other comprehensive income[1] *(Refer to Note 2.4)*	–	–	–	–	–	–	–	–	–	70	–	–	–	70	–	70
Fair value changes on derivatives designated as cash flow hedge[1] *(Refer to Note 2.10)*	–	–	–	–	–	–	–	–	–	–	–	21	–	21	–	21
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	63	–	–	63	–	63
Fair value changes on investments[1] *(Refer to Note 2.4)*	–	–	–	–	–	–	–	–	–	–	–	–	2	2	–	2
Total comprehensive income for the period	–	–	15,404	–	–	–	–	–	–	70	63	21	(20)	15,538	6	15,544
Share-based payments to employees *(Refer to Note 2.11)*	–	–	–	–	–	197	–	–	–	–	–	–	–	197	–	197
Dividends (including dividend distribution tax)	–	–	(13,712)	–	–	–	–	–	–	–	–	–	–	(13,712)	–	(13,712)
Buyback of equity shares *(Refer to Notes 2.11 and 2.12)*	(6)	–	–	–	(1,994)	–	–	–	–	–	–	–	–	(2,000)	–	(2,000)
Non-controlling interests on acquisition of subsidiary *(Refer to Note 2.11)*	–	–	–	–	–	–	–	–	–	–	–	–	–	–	51	51

Particulars	Equity share capital[2]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Securities premium	Retained earnings	Capital reserve	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve[3]	Other reserves[4]	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Exercise of stock options *(Refer to Note 2.11)*	–	99	–	–	–	(99)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	8	–	–	–	–	–	–	–	–	–	–	–	8	–	8
Transfer to general reserve	–	–	(1,615)	–	1,615	–	–	–	–	–	–	–	–	–	–	–
Amount transferred to other reserves	–	–	(1)	–	–	–	–	1	–	–	–	–	–	–	–	–
Amount transferred to capital redemption reserve upon buyback *(Refer to Note 2.11)*	–	–	–	–	(5)	–	–	–	5	–	–	–	–	–	–	–
Shares issued on exercise of employee stock options – after bonus issue *(Refer to Note 2.11)*	–	6	–	–	–	–	–	–	–	–	–	–	–	6	–	6
Transaction costs related to buyback* *(Refer to Note 2.11)*	–	–	–	–	(12)	–	–	–	–	–	–	–	–	(12)	–	(12)
Transferred to Special Economic Zone Re-investment Reserve	–	–	(2,417)	–	–	–	2,417	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	1,430	–	–	–	(1,430)	–	–	–	–	–	–	–	–	–
Increase in equity share capital on account of bonus issue *(Refer to Note 2.11)*	1,088	–	–	–	–	–	–	–	–	–	–	–	–	1,088	–	1,088
Amounts utilized for bonus issue *(Refer to Note 2.11)*	–	–	–	–	(1,088)	–	–	–	–	–	–	–	–	(1,088)	–	(1,088)
Balance as at March 31, 2019	2,170	149	57,566	54	1,242	227	2,570	6	61	72	842	21	(32)	64,948	58	65,006

Consolidated Statement of Changes in Equity for the year ended March 31, 2020

in ₹ crore

Particulars	Equity share capital [2]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Securities premium	Retained earnings	Capital reserve	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [3]	Other reserves [4]	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Balance as at April 1, 2019	2,170	149	57,566	54	1,242	227	2,570	6	61	72	842	21	(32)	64,948	58	65,006
Impact on account of adoption of Ind AS 116 [1] *(Refer to Note 2.19)*	–	–	(40)	–	–	–	–	–	–	–	–	–	–	(40)	–	(40)
	2,170	149	57,526	54	1,242	227	2,570	6	61	72	842	21	(32)	64,908	58	64,966
Changes in equity for the year ended March 31, 2020																
Profit for the period	–	–	16,594	–	–	–	–	–	–	–	–	–	–	16,594	45	16,639
Remeasurement of the net defined benefit liability / asset [1] *(Refer to Notes 2.20.1 and 2.15)*	–	–	–	–	–	–	–	–	–	–	–	–	(180)	(180)	–	(180)
Equity instruments through other comprehensive income [1] *(Refer to Note 2.4)*	–	–	–	–	–	–	–	–	–	(33)	–	–	–	(33)	–	(33)
Fair value changes on derivatives designated as cash flow hedge [1] *(Refer to Note 2.10)*	–	–	–	–	–	–	–	–	–	–	–	(36)	–	(36)	–	(36)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	365	–	–	365	13	378
Fair value changes on investments [1] *(Refer to Note 2.4)*	–	–	–	–	–	–	–	–	–	–	–	–	22	22	–	22
Total comprehensive income for the period	–	–	16,594	–	–	–	–	–	–	(33)	365	(36)	(158)	16,732	58	16,790
Shares issued on exercise of employee stock options *(Refer to Note 2.11)*	1	5	–	–	–	–	–	–	–	–	–	–	–	6	–	6

Particulars	Equity share capital [2]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Securities premium	Retained earnings	Capital reserve	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [3]	Other reserves [4]	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Buyback of equity shares *(Refer to Notes 2.11 and 2.12)*	(49)	–	(4,717)	–	(1,494)	–	–	–	–	–	–	–	–	(6,260)	–	(6,260)
Transaction costs relating to buyback [1] *(Refer to Note 2.11)*	–	–	–	–	(11)	–	–	–	–	–	–	–	–	(11)	–	(11)
Amount transferred to capital redemption reserve upon buyback *(Refer to Note 2.11)*	–	–	–	–	(50)	–	–	–	50	–	–	–	–	–	–	–
Employee stock compensation expense *(Refer to Note 2.11)*	–	–	–	–	–	238	–	–	–	–	–	–	–	238	–	238
Exercise of stock options *(Refer to Note 2.11)*	–	119	–	–	–	(119)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–	–
Effect of modification of equity-settled share-based payment awards to cash-settled awards *(Refer to Note 2.11)*	–	–	(9)	–	–	(48)	–	–	–	–	–	–	–	(57)	–	(57)
Income tax benefit arising on exercise of stock options	–	9	–	–	–	–	–	–	–	–	–	–	–	9	–	9
Financial liability under option arrangements *(Refer to Note 2.1)*	–	–	(598)	–	–	–	–	–	–	–	–	–	–	(598)	–	(598)
Dividends paid to non-controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(33)	(33)
Dividends (including dividend distribution tax)	–	–	(9,517)	–	–	–	–	–	–	–	–	–	–	(9,517)	–	(9,517)
Non-controlling interests on acquisition of subsidiary *(Refer to Note 2.11)*	–	–	–	–	–	–	–	–	–	–	–	–	–	–	311	311
Transfer to general reserve	–	–	(1,470)	–	1,470	–	–	–	–	–	–	–	–	–	–	–

Particulars	Equity share capital [2]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Securities premium	Retained earnings	Capital reserve	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve[3]	Other reserves[4]	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Transferred to Special Economic Zone Re-investment Reserve	–	–	(2,580)	–	–	–	2,580	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	1,080	–	–	–	(1,080)	–	–	–	–	–	–	–	–	–
Balance as at March 31, 2020	2,122	282	56,309	54	1,158	297	4,070	6	111	39	1,207	(15)	(190)	65,450	394	65,844

(1) Net of tax

(2) Net of treasury shares

(3) The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income-tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income-tax Act, 1961.

(4) Under the Swiss Code of Obligation, a few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve, which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the *Consolidated financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration Number : 117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership Number : 39826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Mumbai
April 20, 2020

Bengaluru
April 20, 2020

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

in ₹ crore

Particulars	Note no.	Years ended March 31, 2020	2019
Cash flow from operating activities			
Profit for the period		16,639	15,410
Adjustments to reconcile net profit to net cash provided by operating activities			
Income tax expense	2.15	5,368	5,631
Depreciation and amortization	2.2 and 2.3.2	2,893	2,011
Interest and dividend income		(1,613)	(2,052)
Finance cost	2.19	170	–
Impairment loss recognized / (reversed) under expected credit loss model		161	239
Exchange differences on translation of assets and liabilities		184	66
Reduction in the fair value of disposal group held for sale	2.1.2	–	270
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.1.2	–	451
Stock compensation expense	2.11	249	202
Other adjustments		(131)	(102)
Changes in assets and liabilities			
Trade receivables and unbilled revenue		(3,861)	(2,881)
Loans, other financial assets and other assets		76	(700)
Trade payables		(373)	916
Other financial liabilities, other liabilities and provisions		1,791	2,212
Cash generated from operations		21,553	21,673
Income taxes paid		(4,550)	(6,832)
Net cash generated by operating activities		17,003	14,841
Cash flows from investing activities			
Expenditure on property, plant and equipment		(3,307)	(2,445)
Loans to employees		–	14
Deposits placed with corporation		(108)	(24)
Interest and dividend received		1,929	1,557
Payment towards acquisition of business, net of cash acquired		(1,860)	(550)
Payment of contingent consideration pertaining to acquisition of business		(6)	(18)
Advance payment towards acquisition of business		–	(206)
Redemption of escrow pertaining to buyback	2.6	257	(257)
Other receipts		46	–
Payments to acquire investments			
Preference, equity securities and others		(41)	(21)
Tax-free bonds and government bonds		(19)	(17)
Liquid mutual funds and fixed maturity plan securities		(34,839)	(78,355)
Non-convertible debentures		(993)	(160)
Certificates of deposit		(1,114)	(2,393)
Government securities		(1,561)	(838)
Commercial paper		–	(491)
Others		(29)	(19)
Proceeds on sale of financial assets			
Tax-free bonds and government bonds		87	1
Non-convertible debentures		1,888	738
Government securities		1,674	123
Commercial paper		500	300

Particulars	Note no.	Years ended March 31,	
		2020	2019
Certificates of deposit		2,545	5,540
Liquid mutual funds and fixed maturity plan securities		34,685	76,821
Preference and equity securities		27	115
Others		–	10
Net cash (used in) / from investing activities		(239)	(575)
Cash flows from financing activities			
Payment of lease liabilities	2.19	(571)	–
Payment of dividends (including dividend distribution tax)		(9,515)	(13,705)
Payment of dividend to non-controlling interest of subsidiary		(33)	–
Shares issued on exercise of employee stock options		6	6
Buyback of equity shares including transaction cost		(7,478)	(813)
Net cash used in financing activities		(17,591)	(14,512)
Net increase / (decrease) in cash and cash equivalents		(827)	(246)
Cash and cash equivalents at the beginning of the period	2.8	19,568	19,871
Effect of exchange rate changes on cash and cash equivalents		(92)	(57)
Cash and cash equivalents at the end of the period	2.8	18,649	19,568
Supplementary information			
Restricted cash balance	2.8	396	358

The accompanying notes form an integral part of the *Consolidated financial statements*.
As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration Number:
117366W/W-100018

Sanjiv V. Pilgaonkar
Partner
Membership Number: 39826

Mumbai
April 20, 2020

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Bengaluru
April 20, 2020

1. Overview

1.1 Company overview

Infosys Limited ("the Company" or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. The strategic objective of Infosys is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. The strategy of the Company is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as "the Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Limited and the National Stock Exchange of India Limited. The Company's American Depositary Shares (ADSs) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's *Consolidated financial statements* are approved for issue by the Company's Board of Directors on April 20, 2020.

1.2 Basis of preparation of financial statements

These *Consolidated financial statements* are prepared in accordance with Indian Accounting Standards (Ind AS), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ("the Act") (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The *Consolidated financial statements* comprise the financial statements of the Company, its controlled trusts and its subsidiaries, as disclosed in Note 2.23. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which the changes are made and, if material, their effects are disclosed in the notes to the *Consolidated financial statements*.

Estimation of uncertainties relating to the global health pandemic from COVID-19:

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 on the carrying amounts of receivables, unbilled revenues, goodwill and intangible assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group, as at the date of approval of these financial statements, has used internal and external sources of information including credit reports and related information, economic forecasts and consensus estimates from market sources on the expected future performance of the Group. The Group has performed sensitivity analysis on the assumptions used and, based on the current estimates, expects the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these *Consolidated financial statements*.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group's contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties

to the contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed-price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed-price maintenance contracts is recognized ratably using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of a method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the US, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions. Also, refer to Notes 2.15 and 2.22.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, *Business Combinations*. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts at the time of acquisition (refer to Notes 2.1 and 2.3.2).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (refer to Note 2.2).

e. Impairment of goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell.

Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long-term growth rates, weighted average cost of capital and estimated operating margins (refer to Note 2.3.1).

f. Non-current assets and disposal group held for sale

Assets and liabilities of disposal groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of the Management estimates and assumptions. The fair value of the disposal groups have been estimated using valuation techniques including income and market approach which includes unobservable inputs.

Non-current assets and the disposal group that ceases to be classified as "Held for Sale" shall be measured at the lower of carrying amount before the non-current asset and the disposal group was classified as "Held for Sale" adjusted for any depreciation / amortization and its recoverable amount at the date when the disposal group no longer meets the "Held for Sale" criteria. Recoverable amounts of assets reclassified from "Held for Sale" have been estimated using the Management's assumptions which consist of significant unobservable inputs (refer to Note 2.1.2).

g. Leases

Ind AS 116 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease, and the importance of the underlying asset to Infosys's operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that it reflects the current economic circumstances. After considering current and future economic conditions, the Group has concluded that no changes are required to the lease periods relating to the existing lease contracts (refer to Note 2.19).

h. Allowance for credit losses on receivables and unbilled revenue

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considered current and anticipated future economic conditions relating to industries that the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID-19.

2.1 Business combinations and disposal group held for sale

2.1.1 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, *Business Combinations*.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests' proportionate share of the acquiree's identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in equity of subsidiaries.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Business combinations between entities under common control is accounted for at carrying value of the assets and liabilities in the Group's *Consolidated financial statements*.

Transaction costs that the Group incurs in connection with a business combination such as, finder's fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

WongDoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% voting interests in WongDoody Holding Company Inc. (WongDoody), a US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to US$ 75 million (approximately ₹ 514 crore on acquisition date), which includes a cash consideration of US$ 38 million (approximately ₹ 261 crore), contingent consideration of up to US$ 28 million (approximately ₹ 192 crore on acquisition date) and an additional consideration of up to US$ 9 million (approximately ₹ 61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the Group. Retention bonus is recognized in employee benefit expenses in the Consolidated Statement of Profit and Loss over the period of service.

WongDoody brings to Infosys its creative talent, and marketing and brand engagement expertise. Further, the acquisition is expected to strengthen Infosys' creative, branding and customer experience capabilities to bring innovative thinking, talent and creativity to clients.

The purchase price has been allocated based on the Management's estimates and independent appraisal of fair values as follows:

in ₹ crore

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets[(1)]	37	–	37
Intangible assets – customer relationships	–	132	132
Intangible assets – trade name	–	8	8
	37	140	177
Goodwill			173
Total purchase price			350

(1) Includes cash and cash equivalents acquired of ₹ 51 crore

Goodwill is tax-deductible.

The fair value of each major class of consideration as at the acquisition date is as follows:

in ₹ crore

Component	Consideration settled
Cash consideration	261
Fair value of contingent consideration	89
Total purchase price	350

The gross amount of trade receivables acquired and its fair value is ₹ 12 crore and the amount has been fully collected.

The payment of contingent consideration to sellers of WongDoody is dependent upon the achievement of certain financial targets by WongDoody. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2020 is US$ 19 million (₹ 145 crore).

The transaction costs of ₹ 3 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss for the year ended March 31, 2019.

Infosys Compaz Pte Ltd (formerly Trusted Source Pte. Ltd)

On November 16, 2018, Infosys Consulting Pte Ltd. (a wholly-owned subsidiary of Infosys Limited) acquired 60% stake in Infosys Compaz Pte Ltd, a Singapore-based IT services company. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to SGD 17 million (approximately ₹ 91 crore on acquisition date), which includes a cash consideration of SGD 10 million (approximately ₹ 54 crore) and a contingent consideration of up to SGD 7 million (approximately ₹ 37 crore on acquisition date).

The purchase price has been allocated based on the Management's estimates and independent appraisal of fair values as follows:

in ₹ crore

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets[(1)]	92	–	92
Intangible assets – Customer contracts and relationships	–	44	44
Deferred tax liabilities on intangible assets	–	(7)	(7)
	92	37	129
Non-controlling interests			(51)
Total purchase price			78

(1) Includes cash and cash equivalents acquired of ₹ 65 crore

The fair value of each major class of consideration as at the acquisition date is as follows:

in ₹ crore

Component	Consideration settled
Cash consideration	54
Fair value of contingent consideration	24
Total purchase price	78

The gross amount of trade receivables acquired and its fair value is ₹ 50 crore and the amount has been substantially collected.

The payment of contingent consideration to sellers of Infosys Compaz Pte Ltd is dependent upon the achievement of certain revenue targets by Infosys Compaz Pte Ltd. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 9% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2020 is SGD 7 million (₹ 37 crore).

The transaction costs of ₹ 3 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss for the year ended March 31, 2019.

Fluido Oy

On October 11, 2018, Infosys Consulting Pte Ltd. (a wholly-owned subsidiary of Infosys Limited) acquired 100% voting interests in Fluido Oy (Fluido), a Nordic-based Salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to €65 million (approximately ₹ 560 crore), comprising cash consideration of €45 million (approximately ₹ 388 crore), contingent consideration of up to € 12 million (approximately ₹ 103 crore) and retention payouts of up to €8 million (approximately ₹ 69 crore), payable to the employees of Fluido over the next three years, subject to their continuous employment with the Group.

Fluido brings to Infosys Salesforce expertise, alongside an agile delivery process that simplifies and scales digital efforts across channels and touchpoints. Further, Fluido strengthens Infosys' presence across the Nordic region with developed assets and client relationships. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on the Management's assumptions and estimates, and independent appraisal of fair values as follows:

in ₹ crore

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets[(1)]	12	–	12
Intangible assets – Customer contracts and relationships	–	158	158
Intangible assets – Salesforce Relationships	–	62	62

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Intangible assets – Brand	–	28	28
Deferred tax liabilities on intangible assets	–	(52)	(52)
	12	196	208
Goodwill			240
Total purchase price			448

[1] Includes cash and cash equivalents acquired of ₹28 crore

Goodwill is not tax-deductible.

The fair value of each major class of consideration as of the acquisition date is as follows:

in ₹ crore

Component	Consideration settled
Cash consideration	388
Fair value of contingent consideration	60
Total purchase price	448

The gross amount of trade receivables acquired and its fair value is ₹27 crore and the amount has been fully collected.

The payment of contingent consideration to sellers of Fluido is dependent upon the achievement of certain financial targets by Fluido. At the acquisition date, the key inputs used in the determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2020 was €9 million (₹73 crore).

The transaction costs of ₹5 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss for the year ended March 31, 2019.

HIPUS Co., Ltd (formerly Hitachi Procurement Service Co. Ltd)

On April 1, 2019, Infosys Consulting Pte Ltd. (a wholly-owned subsidiary of Infosys Limited) acquired 81% voting interests in HIPUS Co., Ltd (HIPUS), a wholly-owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately ₹206 crore). The Group recorded a financial liability for the estimated present value of its gross obligation to purchase the non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity (refer to Note 2.12).

HIPUS handles indirect materials purchasing functions for the Hitachi Group. The entity provides end-to-end procurement capabilities, through its procurement function expertise, localized team and BPM networks in Japan. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an amortizable intangible asset.

The purchase price has been allocated based on the Management's assumptions and estimates and independent appraisal of fair values as follows:

in ₹ crore

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets[1]	41	–	41
Intangible assets – Customer contracts and relationships	–	116	116
Deferred tax liabilities on intangible assets	–	(36)	(36)
	41	80	121
Goodwill			108
Less: Non-controlling interest			(23)
Total purchase price			206

[1] Includes cash and cash equivalents acquired of ₹179 crore

Goodwill is not tax-deductible.

The gross amount of trade receivables acquired and its fair value is ₹1,400 crore and the amount has been fully collected. Trade payables as on the acquisition date amounted to ₹1,508 crore.

The transaction costs of ₹8 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the year ended March 31, 2019.

Stater N.V.

On May 23, 2019, Infosys Consulting Pte Ltd. (a wholly-owned subsidiary of Infosys Limited) acquired 75% voting interests in Stater N.V. (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherlands, for a total cash consideration of €154 million (approximately ₹1,195 crore). The Company has recorded a financial liability for the estimated present value of its gross obligation to purchase the non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity (refer to Note 2.12)

Stater brings European mortgage expertise and a robust digital platform to drive superior customer experience. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an amortizable intangible asset.

The purchase price has been allocated based on the Management's estimates and independent appraisal of fair values as follows:

in ₹ crore

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets[(1)]	541	–	541
Intangible assets – Customer contracts and relationships	–	549	549
Intangible assets – Technology	–	110	110
Intangible assets – Brand	–	24	24
Deferred tax liabilities on intangible assets	–	(140)	(140)
	541	543	1,084
Goodwill			399
Less: Non-controlling interest			(288)
Total purchase price			1,195

(1) Includes cash and cash equivalents acquired of ₹505 crore

Goodwill is not tax-deductible.

The gross amount of trade receivables acquired and its fair value is ₹78 crore and the amount is substantially collected.

The transaction costs of ₹5 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the year ended March 31, 2020.

Outbox Systems Inc. dba Simplus

On March 13, 2020, Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) acquired 100% voting interests in Outbox Systems Inc. dba Simplus, a US-based Salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to US$ 250 million (approximately ₹1,892 crore), comprising a cash consideration of US$ 180 million (approximately ₹1,362 crore), contingent consideration of up to US$ 20 million (approximately ₹151 crore), additional performance bonus and retention payouts of up to US$ 50 million (approximately ₹378 crore) payable to the employees of Simplus over the next three years, subject to their continuous employment with the Group and meeting certain targets. Performance and retention bonus is recognized in employee benefit expenses in the Statement of Profit and Loss over the period of service.

Simplus brings to Infosys globally-recognized Salesforce expertise, industry knowledge, solution assets, deep ecosystem relationships and a broad clientele, across a variety of industries. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. Goodwill includes the value expected from addition of new customers and estimated synergies which does not qualify as an intangible asset.

The purchase price has been allocated based on the Management's estimates and independent appraisal of fair values as follows:

in ₹ crore

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets[(1)]	22	–	22
Intangible assets – Customer contracts and relationships	–	152	152
Intangible assets – Salesforce Relationships	–	325	325
Intangible assets – Brand	–	111	111
Deferred tax liabilities on intangible assets	–	(152)	(152)
	22	436	458
Goodwill			983
Total purchase price			1,441

(1) Includes cash and cash equivalents acquired of ₹7 crore

Goodwill is not tax-deductible.

The fair value of each major class of consideration as of the acquisition date is as follows:

in ₹ crore

Component	Consideration settled
Cash consideration	1,357
Fair value of contingent consideration	84
Total purchase price	1,441

The gross amount of trade receivables acquired and its fair value is approximately ₹73 crore, and the amount is recoverable.

The payment of contingent consideration to sellers of Simplus is dependent upon the achievement of certain financial targets by Simplus. At the acquisition date, the key inputs used in the determination of the fair value of contingent consideration are the discount rate of 10.5% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as of March 31, 2020 was US$ 13 million (approximately ₹97 crore).

The transaction costs of ₹6 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the year ended March 31, 2020.

Proposed transfer

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as "Skava"), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer between entities

under common control would be accounted for at carrying value and would not have any impact on the consolidated financial statements.

2.1.2. Disposal group held for sale

Accounting policy

Non-current assets and disposal groups are classified as "Held for Sale" if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of "Held for Sale" is met when the non-current asset or the disposal group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as "Held for Sale". Non-current assets and disposal groups held for sale are measured at the lower of carrying amount and fair value less cost to sell. Non-current assets and disposal groups that cease to be classified as "Held for Sale" shall be measured at the lower of carrying amount before the non-current asset and the disposal group were classified as "Held for Sale" adjusted for any depreciation / amortization and its recoverable amount at the date when the disposal group no longer meets the "Held for Sale" criteria.

In the year ended March 2018, the Company had initiated identification and evaluation of potential buyers for Skava and Panaya, collectively referred to as "the disposal group". The disposal group was classified and presented separately as "Held for Sale" and was carried at the lower of carrying value and fair value. During the year ended March 31, 2019, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of the disposal group held for sale amounting to ₹270 crore in respect of Panaya.

Further, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the disposal group does not meet the criteria for "Held for Sale" classification because it is no longer highly probable that the sale would be consummated by March 31, 2019 (12 months from the date of initial classification as "Held for Sale"). Accordingly, in accordance with Ind AS 105, *Non-current Assets Held for Sale and Discontinued Operations*, the assets and liabilities of Panaya and Skava have been included on a line-by-line basis in the *Consolidated financial statements* as at March 31, 2019.

On reclassification from "Held for Sale", the assets of Panaya and Skava have been remeasured at the lower of cost and recoverable amount resulting in recognition of an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of ₹451 crore (comprising ₹358 crore towards goodwill and ₹93 crore towards value of customer relationships) in respect of Skava in the Consolidated Statement of Profit and Loss for the year ended March 31, 2019.

2.2 Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings[1]	22-25 years
Plant and machinery[1][2]	5 years
Office equipment	5 years
Computer equipment[1]	3-5 years
Furniture and fixtures[1]	5 years
Vehicles[1]	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

[1] Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

[2] Includes solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the asset exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2020 were as follows:

in ₹ crore

Particulars	Land – Freehold	Land – Leasehold	Buildings (1)	Plant and machinery	Office equipment	Computer equipment	Furniture & fixtures	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2019	1,307	605	8,926	2,709	1,101	5,846	1,620	739	38	22,891
Additions	11	–	1,056	475	169	930	465	324	7	3,437
Additions – Business combination	–	–	–	–	1	62	9	6	–	78
Deletions	–	–	–	(3)	(8)	(179)	(24)	(18)	(1)	(233)
Reclassified on account of adoption of Ind AS 116 *(Refer to Note 2.19)*	–	(605)	–	–	–	–	–	–	–	(605)
Translation difference	–	–	34	4	2	17	3	12	1	73
Gross carrying value as at March 31, 2020	1,318	–	10,016	3,185	1,265	6,676	2,073	1,063	45	25,641
Accumulated depreciation as at April 1, 2019	–	(33)	(2,927)	(1,841)	(813)	(4,192)	(1,170)	(414)	(22)	(11,412)
Depreciation	–	–	(353)	(306)	(128)	(862)	(233)	(146)	(7)	(2,035)
Accumulated depreciation on deletions	–	–	–	3	8	179	23	18	1	232
Reclassified on account of adoption of Ind AS 116 *(Refer to Note 2.19)*	–	33	–	–	–	–	–	–	–	33
Translation difference	–	–	(4)	(1)	(1)	(10)	–	(8)	–	(24)
Accumulated depreciation as at March 31, 2020	–	–	(3,284)	(2,145)	(934)	(4,885)	(1,380)	(550)	(28)	(13,206)
Carrying value as at April 1, 2019	1,307	572	5,999	868	288	1,654	450	325	16	11,479
Carrying value as at March 31, 2020	1,318	–	6,732	1,040	331	1,791	693	513	17	12,435

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2019 were as follows:

in ₹ crore

Particulars	Land – Freehold	Land – Leasehold	Buildings (1)	Plant and machinery	Office equipment	Computer equipment	Furniture & fixtures	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2018	1,229	673	8,130	2,306	1,002	4,884	1,393	531	31	20,179
Additions	78	–	916	462	136	1,129	254	209	9	3,193
Additions – Business combination	–	–	–	1	2	34	7	3	–	47
Deletions	–	(68)	(116)	(60)	(40)	(239)	(40)	(21)	(2)	(586)
Reclassified from assets held for sale *(Refer to Note 2.1.2)*	–	–	–	1	2	40	8	17	–	68
Translation difference	–	–	(4)	(1)	(1)	(2)	(2)	–	–	(10)
Gross carrying value as at March 31, 2019	1,307	605	8,926	2,709	1,101	5,846	1,620	739	38	22,891
Accumulated depreciation as at April 1, 2018	–	(31)	(2,719)	(1,597)	(719)	(3,632)	(1,017)	(330)	(18)	(10,063)

Particulars	Land – Freehold	Land – Leasehold	Buildings [1]	Plant and machinery	Office equipment	Computer equipment	Furniture & fixtures	Leasehold improvements	Vehicles	Total
Depreciation	–	(5)	(313)	(293)	(125)	(766)	(185)	(89)	(6)	(1,782)
Accumulated depreciation on deletions	–	3	103	50	32	229	36	20	2	475
Reclassified from assets held for sale *(Refer to Note 2.1.2)*	–	–	–	(1)	(1)	(25)	(5)	(15)	–	(47)
Translation difference	–	–	2	–	–	2	1	–	–	5
Accumulated depreciation as at March 31, 2019	–	(33)	(2,927)	(1,841)	(813)	(4,192)	(1,170)	(414)	(22)	(11,412)
Carrying value as at April 1, 2018	1,229	642	5,411	709	283	1,252	376	201	13	10,116
Carrying value as at March 31, 2019	1,307	572	5,999	868	288	1,654	450	325	16	11,479

[1] Buildings include ₹250 being the value of five shares of ₹50 each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

2.3 Goodwill and other intangible assets

2.3.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a CGU is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

A summary of the changes in the carrying amount of goodwill is as follows:

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Carrying value at the beginning	3,540	2,211
Goodwill on HIPUS acquisition *(Refer to Note 2.1.1)*	108	–
Goodwill on WongDoody acquisition *(Refer to Note 2.1.1)*	–	173
Goodwill on Fluido Oy acquisition *(Refer to Note 2.1.1)*	–	240
Goodwill on Stater acquisition *(Refer to Note 2.1.1)*	399	–
Goodwill on Simplus acquisition *(Refer to Note 2.1.1)*	983	–
Goodwill reclassified from assets held for sale, net of reduction in recoverable amount *(Refer to Note 2.1.2)*	–	863
Translation differences	256	53
Carrying value at the end	5,286	3,540

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The allocation of goodwill to operating segments as at March 31, 2020 and March 31, 2019,is as follows:

in ₹ crore

Segment	As at March 31,	
	2020	2019
Financial services	1,262	743
Retail	500	437
Communication	472	389
Energy, Utilities, Resources and Services	886	374

Segment	As at March 31,	
	2020	2019
Manufacturing	378	239
	3,498	2,182
Operating segments without significant goodwill	766	417
Total	4,264	2,599

Consequent to reclassification from "Held for Sale" (refer to Note 2.1.2), the goodwill pertaining to Panaya, Kallidus and Skava acquisitions are tested for impairment at the respective entity level, which amounts to ₹ 1,022 crore and ₹ 941 crore as at March 31, 2020 and March 31, 2019, respectively.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows. The key assumptions used for the calculations are as follows:

in %

Particulars	As at March 31,	
	2020	2019
Long-term growth rate	7-10	8-10
Operating margins	17-20	17-20
Discount rate	11.9	12.5

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2020, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions consequent to the change in estimated future economic conditions on account of possible effects relating to COVID-19 is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

2.3.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry and known technological advances). Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software, and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2020 are as follows:

in ₹ crore

Particulars	Customer -related	Software -related	Intellectual property rights -related	Land use-rights -related	Brand or Trademark -related	Others[1]	Total
Gross carrying value as at April 1, 2019	937	441	1	73	99	83	1,634
Additions	–	86	–	–	–	–	86
Acquisition through business combination *(Refer to Note 2.1.1)*	817	110	–	–	135	325	1,387
Reclassified on account of adoption of Ind AS 116	–	–	–	(73)	–	–	(73)
Translation difference	124	60	–	–	7	3	194
Gross carrying value as at March 31, 2020	1,878	697	1	–	241	411	3,228
Accumulated amortization as at April 1, 2019	(557)	(302)	(1)	(11)	(44)	(28)	(943)
Amortization expense	(146)	(105)	–	–	(17)	(27)	(295)
Reclassified on account of adoption of Ind AS 116	–	–	–	11	–	–	11
Translation differences	(52)	(43)	–	–	(5)	(1)	(101)
Accumulated amortization as at March 31, 2020	(755)	(450)	(1)	–	(66)	(56)	(1,328)

Particulars	Customer -related	Software -related	Intellectual property rights -related	Land use-rights -related	Brand or Trademark -related	Others[1]	Total
Carrying value as at April 1, 2019	380	139	–	62	55	55	691
Carrying value as at March 31, 2020	1,123	247	–	–	175	355	1,900
Estimated useful life (in years)	1-15	3-10	–	–	5-10	3-5	
Estimated remaining useful life (in years)	0-14	0-9	–	–	1-10	1-5	

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2019 were as follows:

in ₹ crore

Particulars	Customer -related	Software -related	Intellectual property rights -related	Land use-rights -related	Brand or Trademark -related	Others[1]	Total
Gross carrying value as at April 1, 2018	445	19	–	73	26	27	590
Reclassified from assets held for sale *(Refer to Note 2.1.2)*	157	388	1	–	37	–	583
Additions	–	9	–	–	–	–	9
Acquisition through business combination *(Refer to Note 2.1.1)*	334	–	–	–	36	62	432
Deletions	–	–	–	–	–	–	–
Translation difference	1	25	–	–	–	(6)	20
Gross carrying value as at March 31, 2019	937	441	1	73	99	83	1,634
Accumulated amortization as at April 1, 2018	(289)	(19)	–	(10)	(12)	(13)	(343)
Reclassified from assets held for sale *(Refer to Note 2.1.2)*	(56)	(182)	(1)	–	(21)	–	(260)
Amortization expense	(112)	(90)	–	(2)	(10)	(15)	(229)
Reduction in value *(Refer to Note 2.1.2)*	(93)	–	–	–	–	–	(93)
Deletions	–	–	–	–	–	–	–
Translation differences	(7)	(11)	–	1	(1)	–	(18)
Accumulated amortization as at March 31, 2019	(557)	(302)	(1)	(11)	(44)	(28)	(943)
Carrying value as at April 1, 2018	156	–	–	63	14	14	247
Carrying value as at March 31, 2019	380	139	–	62	55	55	691
Estimated useful life (in years)	1-10	3-8	–	50	5-10	3-5	
Estimated remaining useful life (in years)	0-7	1	–	43	2-8	2-3	

[1] Majorly includes intangibles related to Salesforce relationships

The amortization expense has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Research and development expenditure

Research and development expense recognized in the Consolidated Statement of Profit and Loss for the years ended March 31, 2020 and March 31, 2019 was ₹829 crore and ₹769 crore, respectively.

2.4 Investments

in ₹ crore

Particulars	As at March 31, 2020	As at March 31, 2019
Non-current		
Unquoted		
Investments carried at fair value through other comprehensive income *(Refer to Note 2.4.1)*		
Preference securities	101	89
Equity instruments	1	11
	102	100
Investments carried at fair value through profit and loss *(Refer to Note 2.4.1)*		
Preference securities	9	23
Others[1]	54	16
	63	39

Particulars	As at March 31,	
	2020	2019
Quoted		
Investments carried at amortized cost *(Refer to Note 2.4.2)*		
Tax-free bonds	1,825	1,893
Government bonds	21	–
	1,846	1,893
Investments carried at fair value through profit and loss *(Refer to Note 2.4.3)*		
Fixed maturity plan securities	–	458
	–	458
Investments carried at fair value through other comprehensive income *(Refer to Note 2.4.4)*		
Non-convertible debentures	1,462	1,420
Government securities	664	724
	2,126	2,144
Total non-current investments	4,137	4,634
Current		
Unquoted		
Investments carried at fair value through profit or loss *(Refer to Note 2.4.3)*		
Liquid mutual fund units	2,104	1,786
	2,104	1,786
Investments carried at fair value through other comprehensive income		
Commercial paper *(Refer to Note 2.4.4)*	–	495
Certificates of deposit *(Refer to Note 2.4.4)*	1,126	2,482
	1,126	2,977
Quoted		
Investment carried at amortized cost *(Refer to Note 2.4.2)*		
Government bonds	–	18
	–	18
Investments carried at fair value through profit and loss *(Refer to Note 2.4.3)*		
Fixed maturity plan securities	489	–
	489	–
Investments carried at fair value through other comprehensive income *(Refer to Note 2.4.4)*		
Non-convertible debentures	936	1,846
	936	1,846
Total current investments	4,655	6,627
Total investments	8,792	11,261
Aggregate amount of quoted investments	5,397	6,359
Market value of quoted investments (including interest accrued), current	1,425	1,862
Market value of quoted investments (including interest accrued), non current	4,268	4,711
Aggregate amount of unquoted investments	3,395	4,902
Aggregate amount of impairment on value of investments	–	–
Investments carried at amortized cost	1,846	1,911
Investments carried at fair value through other comprehensive income	4,290	7,067
Investments carried at fair value through profit or loss	2,656	2,283

(1) Uncalled capital commitments outstanding as at March 31, 2020 and March 31, 2019 were ₹61 crore and ₹86 crore, respectively.

Refer to Note 2.10 for Accounting policies on Financial Instruments.

The details of amounts recorded in other comprehensive income during the years ended March 31, 2020 and March 31, 2019, are as follows:

in ₹ crore

	Year ended March 31, 2020			Year ended March 31, 2019		
	Gross	Tax	Net	Gross	Tax	Net
Net gain / (loss) on						
Non-convertible debentures	27	(3)	24	1	–	1
Certificates of deposit	(4)	2	(2)	(5)	2	(3)
Government securities	–	–	–	5	(1)	4
Equity and preference securities	(27)	(6)	(33)	63	7	70

Method of fair valuation

in ₹ crore

Class of investment	Method	Fair value as at March 31,	
		2020	2019
Liquid mutual fund units	Quoted price	2,104	1,786
Fixed maturity plan securities	Market observable inputs	489	458
Tax-free bonds and government bonds	Quoted price and market observable inputs	2,144	2,125
Non-convertible debentures	Quoted price and market observable inputs	2,398	3,266
Government securities	Quoted price	664	724
Commercial papers	Market observable inputs	–	495
Certificates of deposits	Market observable inputs	1,126	2,482
Unquoted equity and preference securities – carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	102	100
Unquoted equity and preference securities – carried at fair value through profit and loss	Discounted cash flows method, Market multiples method, Option pricing model	9	23
Others	Discounted cash flows method, Market multiples method, Option pricing model	54	16
Total		9,090	11,475

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.4.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2020 and March 31, 2019 are as follows :

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2020	2019
Preference securities		
Airviz, Inc.	–	3
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each		
Whoop, Inc.	40	14
16,48,352(16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each		
Nivetti Systems Private Limited	10	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹ 1 each		
Waterline Data Science, Inc.	–	25
Nil (39,33,910) Series B Preferred Shares, fully paid up, par value USD 0.00001 each		
Nil (13,35,707) Series C Preferred Shares, fully paid up, par value USD 0.00001 each		
Trifacta Inc.	42	27
31,40,181 (11,80,358) Series C-1 Preferred Stock		
Tidalscale, Inc.	9	23
36,74,269 (36,74,269) Series B Preferred Stock		
Ideaforge Technology Private Limited	9	10
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of ₹ 10 each, fully paid up		
Total investment in preference securities	110	112
Equity instruments		
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at ₹ 8,052 each, fully paid up, par value ₹ 10 each		
Global Innovation and Technology Alliance	1	1
15,000 (15,000) equity shares at ₹ 1,000 each, fully paid up, par value ₹ 1,000 each		
Unsilo A / S	–	10
Nil (69,894) equity shares, fully paid up, par value DKK 1 each		
Ideaforge	–	–
100 (100) equity shares at ₹ 10, fully paid up		
Total investment in equity instruments	1	11
Others		
Stellaris Venture Partners India	30	16
The House Fund II, L.P.	24	–
Total investment in others	54	16
Total	165	139

2.4.2 Details of investments in tax-free bonds and government bonds

The balances held in tax-free bonds as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	As at March 31, 2020		As at March 31, 2019	
		Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000	470	49	470	50
7.16% Power Finance Corporation Limited Bonds 17JUL2025	10,00,000	1,000	105	1,000	105
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000	20,00,000	201	20,00,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000	4,22,800	42	4,22,800	42
7.28% National Highways Authority of India Limited Bonds 18SEP2030	10,00,000	3,300	341	3,300	342
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	21,00,000	210	21,00,000	210
7.35% National Highways Authority of India Limited Bonds 11JAN2031	1,000	5,71,396	57	5,71,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000	2,00,000	20	2,00,000	21
8.00% Indian Railway Finance Corporation Limited Bonds 23FEB2022	1,000	–	–	1,50,000	15
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	5,00,000	52	5,00,000	52
8.20% Power Finance Corporation Limited Bonds 01FEB2022	1,000	–	–	5,00,000	50
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000	1,000	100	1,000	100
8.30% National Highways Authority of India Limited Bonds 25JAN2027	1,000	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Limited Bonds 22NOV2023	10,00,000	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000	5,00,000	50	5,00,000	50
Total investments in tax-free bonds		68,05,416	1,825	74,55,416	1,893

The balances held in government bonds as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value PHP	As at March 31, 2020		As at March 31, 2019	
		Units	Amount	Units	Amount
Treasury Notes Philippines Govt. 29MAY2019	100	–	–	45,000	6
Treasury Notes Philippines Govt. 17APRIL2019	100	–	–	90,000	12
Treasury Notes Philippines Govt. 8MARCH2023	100	55,000	8	–	–
Treasury Notes Philippines Govt. 4DECEMBER2022	100	90,000	13	–	–
Total investments in government bonds		1,45,000	21	1,35,000	18

2.4.3 Details of investments in liquid mutual fund units and fixed maturity plans

The balances held in liquid mutual fund units as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore, except as otherwise stated

Particulars	As at March 31, 2020		As at March 31, 2019	
	Units	Amount	Units	Amount
Aditya Birla Sun Life Liquid Fund – Growth – Direct Plan	16,90,522	54	13,32,847	40
Aditya Birla Sun life Corporate Bond Fund – Growth - Direct Plan	2,66,97,315	211	1,96,00,407	141

Particulars	As at March 31, 2020		As at March 31, 2019	
	Units	Amount	Units	Amount
Aditya Birla Sun life Money Manager Fund – Growth – Direct Plan	–	–	79,75,385	201
Aditya Birla Sun Life Cash Manager – Growth	1,68,237	8	1,11,344	5
Axis Treasury Advantage Fund – Growth	8,65,146	201	–	–
HDFC Overnight Fund Direct Plan – Growth Option	10,10,508	300	–	–
HDFC Money market Fund – Direct Plan – Growth Option	–	–	7,72,637	303
HDFC Liquid fund – Direct Plan growth option	5,55,555	217	68,035	25
ICICI Prudential Liquid Fund – Direct plan – Growth	79,30,594	233	–	–
ICICI Prudential Savings Fund – Direct Plan – Growth	–	–	83,40,260	301
IDFC Corporate Bond – Fund Direct Plan	1,19,02,495	17	13,14,84,437	169
Kotak Liquid Fund – Direct Plan – Growth Option	7,47,509	300	–	-
Kotak Money Market Fund – Direct Plan – Growth Option	–	–	9,73,751	301
SBI Overnight Fund – Direct Plan – Growth	9,22,151	300	–	–
SBI Premier Liquid Fund – Direct Plan – Growth	3,31,803	103	10,25,678	300
HDFC Corporate Bond Fund – Growth – Direct Plan	–	–	–	–
IDFC Banking and PSU fund Direct Plan – Growth Option	8,88,49,927	160	–	–
Total investments in liquid mutual fund units	14,16,71,762	2,104	17,16,84,781	1,786

The balances held in fixed maturity plans as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore, except as otherwise stated

Particulars	As at March 31, 2020		As at March 31, 2019	
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan – Series OD 1145 Days – GR Direct	6,00,00,000	74	6,00,00,000	70
Aditya Birla Sun Life Fixed Term Plan – Series OE 1153 Days – GR Direct	2,50,00,000	31	2,50,00,000	29
HDFC FMP 1155D Feb 2017 – Direct Growth – Series 37	3,80,00,000	47	3,80,00,000	44
HDFC FMP 1169D Feb 2017 – Direct- Quarterly Dividend – Series 37	4,50,00,000	45	4,50,00,000	45
ICICI FMP Series 80 – 1194 D Plan F Div	5,50,00,000	68	5,50,00,000	63
ICICI Prudential Fixed Maturity Plan Series 80 – 1187 Days Plan G Direct Plan	4,20,00,000	52	4,20,00,000	49
ICICI Prudential Fixed Maturity Plan Series 80 – 1253 Days Plan J Direct Plan	3,00,00,000	37	3,00,00,000	35
IDFC Fixed Term Plan Series 129 Direct Plan – Growth 1147 Days	1,00,00,000	12	1,00,00,000	12
IDFC Fixed Term Plan Series 131 Direct Plan – Growth 1139 Days	1,50,00,000	19	1,50,00,000	17
Kotak FMP Series 199 Direct – Growth	3,50,00,000	44	3,50,00,000	40
Nippon India Fixed Horizon Fund – XXXII Series 8 – Dividend Plan	5,00,00,000	60	5,00,00,000	54
Total investments in fixed maturity plan securities	40,50,00,000	489	40,50,00,000	458

2.4.4 Details of investments in non-convertible debentures, government securities, certificates of deposit and commercial paper

The balances held in non-convertible debenture units as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	As at March 31, 2020		As at March 31, 2019	
		Units	Amount	Units	Amount
7.03% LIC Housing Finance Ltd 28DEC2021	10,00,000	2,500	254	–	–
7.24% LIC Housing Finance Ltd 23AUG2021	10,00,000	2,500	259	–	–
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000	–	–	50	51
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000	–	–	1,000	101
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000	500	52	500	51
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000	3,000	312	3,000	306
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000	1,250	131	1,250	127
7.78% Housing Development Finance Corporation Ltd 24MAR2020	1,00,00,000	–	–	100	100

Particulars	Face value ₹	As at March 31, 2020		As at March 31, 2019	
		Units	Amount	Units	Amount
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000	500	53	500	53
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000	–	–	150	154
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000	2,000	215	2,000	214
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000	–	–	50	52
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000	–	–	500	51
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000	–	–	100	105
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000	–	–	2,000	216
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000	500	54	500	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000	–	–	500	51
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,00,000	900	49	900	49
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000	100	106	100	105
8.50% LIC Housing Finance Ltd 20JUN2022	10,00,000	2,950	323	–	–
8.58% Housing Development Finance Corporation Ltd 22MAR2022	10,00,000	1,250	129	–	–
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000	–	–	50	51
8.60% LIC Housing Finance Ltd 22JUL2020	10,00,000	1,000	107	1,000	107
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000	1,750	187	1,750	186
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000	–	–	1,000	103
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000	–	–	75	75
8.75% Housing Development Finance Corporation Ltd 13JAN2020	5,00,000	–	–	5,000	256
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000	–	–	1,070	110
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000	1,000	101	1,000	101
8.80% LIC Housing Finance Ltd 24Dec2020	10,00,000	650	66	650	67
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000	–	–	500	52
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000	–	–	3,000	318
Total investments in non-convertible debentures		22,350	2,398	28,295	3,266

The balances held in government securities as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	As at March 31, 2020		As at March 31, 2019	
		Units	Amount	Units	Amount
7.17% Government of India 8JAN2028	10,000	1,25,000	132	6,75,000	672
7.26% Government of India 14JAN2029	10,000	5,00,000	532	–	–
7.95% Government of India 28AUG2032	10,000	–	–	50,000	52
Total investments in government securities		6,25,000	664	7,25,000	724

The balances held in certificates of deposit as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	As at March 31, 2020		As at March 31, 2019	
		Units	Amount	Units	Amount
Axis Bank	1,00,000	25,000	240	90,000	872
Bank of Baroda	1,00,000	65,000	638	–	–
ICICI Bank	1,00,000	–	–	75,000	738
Kotak Bank	1,00,000	–	–	77,000	747
Oriental Bank of Commerce	1,00,000	25,000	248	–	–
Vijaya Bank	1,00,000	–	–	12,500	125
Total investments in certificates of deposit		1,15,000	1,126	2,54,500	2,482

The balances held in commercial paper as at March 31, 2019 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	As at March 31, 2019	
		Units	Amount
LIC	5,00,000	10,000	495
Total investments in commercial paper		10,000	495

2.5 Loans

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Non-current		
Unsecured, considered good		
Other loans		
Loans to employees	21	19
	21	19
Unsecured, considered doubtful		
Other loans		
Loans to employees	30	24
	51	43
Less: Allowance for doubtful loans to employees	30	24
Total non-current loans	21	19
Current		
Unsecured, considered good		
Other loans		
Loans to employees	239	241
Total current loans	239	241
Total loans	260	260

2.6 Other financial assets

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Non-current		
Security deposits[(1)]	50	52
Rental deposits[(1)]	221	193
Net investment in sublease of right of use asset *(Refer to Note 2.19)*[(1)]	398	–
Restricted deposits[(1)*]	55	67
Others[(1)]	13	–
Total non-current other financial assets	737	312
Current		
Security deposits[(1)]	8	4
Rental deposits[(1)]	27	15
Restricted deposits[(1)*]	1,795	1,671
Unbilled revenues[(1)#]	2,796	2,093
Interest accrued but not due[(1)]	474	905
Foreign currency forward and options contracts[(2)(3)]	62	336
Escrow and other deposits pertaining to buyback[(1)]	–	257
Net investment in sublease of right of use asset *(Refer to Note 2.19)*[(1)]	35	–
Others[(1)]	260	224
Total current other financial assets	5,457	5,505
Total other financial assets	6,194	5,817
[(1)] Financial assets carried at amortized cost	6,132	5,481
[(2)] Financial assets carried at fair value through other comprehensive income	9	37
[(3)] Financial assets carried at fair value through profit or loss	53	299

* Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

\# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 Trade receivables

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Current		
Unsecured		
Considered good [(1)]	18,487	14,827
Considered doubtful	557	483
	19,044	15,310
Less: Allowance for credit loss	557	483
Total trade receivables	18,487	14,827
[(1)] Includes dues from companies where directors are interested	–	–

2.8 Cash and cash equivalents

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Balances with banks		
In current and deposit accounts	12,288	14,197
Cash on hand	–	–
Others		
Deposits with financial institutions	6,361	5,371
Total cash and cash equivalents	18,649	19,568
Balances with banks in unpaid dividend accounts	30	29
Deposit with more than 12 months maturity	6,895	6,582
Balances with banks held as margin money deposits against guarantees	71	114

Cash and cash equivalents as at March 31, 2020 and March 31, 2019 include restricted cash and bank balances of ₹396 crore and ₹358 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.9 Other assets

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Non-current		
Capital advances	310	489
Advances other than capital advances		
Others		
Withholding taxes and others	777	929
Prepaid gratuity *(Refer to Note 2.20.1)*	151	42
Prepaid expenses	87	162
Deferred contract cost	101	277
Advance for business acquisition *(Refer to Note 2.1.1)*	–	206
Total non-current other assets	1,426	2,105
Current		
Advances other than capital advances		
Payment to vendors for supply of goods	145	109
Others		
Unbilled revenues[(1)]	4,325	3,281
Withholding taxes and others	1,583	1,488
Prepaid expenses	968	751
Deferred contract cost	33	58
Other receivables	28	–
Total current other assets	7,082	5,687
Total other assets	8,508	7,792

(1) Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from the Government of India. As at March 31, 2020, Cenvat recoverable includes ₹ 372 crore which is pending adjudication. The Group expects these amounts to be sustainable on adjudication and recoverable on final resolution.

2.10 Financial instruments

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, *Financial Instruments*. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of those instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2020 are as follows:

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents *(Refer to Note 2.8)*	18,649	–	–	–	–	18,649	18,649
Investments *(Refer to Note 2.4)*							
Equity and preference securities	–	–	9	102	–	111	111
Tax-free bonds and government bonds	1,846	–	–	–	–	1,846	2,144
Liquid mutual fund units	–	–	2,104	–	–	2,104	2,104
Non-convertible debentures	–	–	–	–	2,398	2,398	2,398
Government securities	–	–	–	–	664	664	664
Certificates of deposit	–	–	–	–	1,126	1,126	1,126
Other investments	–	–	54	–	–	54	54
Fixed maturity plan securities	–	–	489	–	–	489	489
Trade receivables *(Refer to Note 2.7)*	18,487	–	–	–	–	18,487	18,487

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Loans *(Refer to Note 2.5)*	260	–	–	–	–	260	260
Other financials assets *(Refer to Note 2.6)*[3]	6,132	–	53	–	9	6,194	6,112
Total	45,374	–	2,709	102	4,197	52,382	52,598
Liabilities							
Trade payables	2,852	–	–	–	–	2,852	2,852
Lease liabilities	4,633	–	–	–	–	4,633	4,633
Financial Liability under option arrangements *(Refer to Note 2.1.1)*	–	–	621	–	–	621	621
Other financial liabilities *(Refer to Note 2.12)*	7,966	–	811	–	20	8,797	8,797
Total	15,451	–	1,432	–	20	16,903	16,903

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹82 crore

(3) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2019 were as follows:

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents *(Refer to Note 2.8)*	19,568	–	–	–	–	19,568	19,568
Investments *(Refer to Note 2.4)*							
Equity and preference securities	–	–	23	100	–	123	123
Tax-free bonds and government bonds	1,911	–	–	–	–	1,911	2,125
Liquid mutual fund units	–	–	1,786	–	–	1,786	1,786
Non-convertible debentures	–	–	–	–	3,266	3,266	3,266
Government securities					724	724	724
Commercial paper	–	–	–	–	495	495	495
Certificates of deposit	–	–	–	–	2,482	2,482	2,482
Other investments	–	–	16	–	–	16	16
Fixed maturity plan securities	–	–	458	–	–	458	458
Trade receivables *(Refer to Note 2.7)*	14,827	–	–	–	–	14,827	14,827
Loans *(Refer to Note 2.5)*	260	–	–	–	–	260	260
Other financials assets *(Refer to Note 2.6)*	5,481	–	299	–	37	5,817	5,733
Total	42,047	–	2,582	100	7,004	51,733	51,863
Liabilities							
Trade payables	1,655	–	–	–	–	1,655	1,655
Other financial liabilities *(Refer to Note 2.12)*	8,731	–	205	–	–	8,936	8,936
Total	10,386	–	205	–	–	10,591	10,591

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹84 crore

(3) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs)

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2020 is as follows:

in ₹ crore

Particulars	As at March 31, 2020	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments in liquid mutual funds *(Refer to Note 2.4)*	2,104	2,104	–	–
Investments in tax-free bonds *(Refer to Note 2.4)*	2,122	1,960	162	–
Investments in government bonds *(Refer to Note 2.4)*	22	22	–	–
Investments in equity instruments *(Refer to Note 2.4)*	1	–	–	1
Investments in preference securities *(Refer to Note 2.4)*	110	–	–	110
Investments in non-convertible debentures *(Refer to Note 2.4)*	2,398	2,032	366	–
Investments in certificates of deposit *(Refer to Note 2.4)*	1,126	–	1,126	–
Investment in government securities *(Refer to Note 2.4)*	664	664	–	–
Investments in fixed maturity plan securities *(Refer to Note 2.4)*	489	–	489	–
Other investments *(Refer to Note 2.4)*	54	–	–	54
Derivative financial instruments – gain on outstanding foreign currency forward and options contracts *(Refer to Note 2.6)*	62	–	62	–
Liabilities				
Derivative financial instruments – loss on outstanding foreign currency forward and options contracts *(Refer to Note 2.12)*	491	–	491	–
Financial liability under option arrangements *(Refer to Note 2.1.1)*	621	–	–	621
Liability towards contingent consideration *(Refer to Note 2.12)*[(1)]	340	–	–	340

(1) Discount rate pertaining to contingent consideration ranges from 8% to 14%.

During the year ended March 31, 2020, tax-free bonds and non-convertible debentures of ₹662 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and ₹50 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2019 was as follows:

in ₹ crore

Particulars	As at March 31, 2019	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments in liquid mutual funds *(Refer to Note 2.4)*	1,786	1,786	–	–
Investments in tax-free bonds *(Refer to Note 2.4)*	2,107	1,836	271	–
Investments in government bonds *(Refer to Note 2.4)*	18	18	–	–
Investments in equity instruments *(Refer to Note 2.4)*	11	–	–	11
Investments in preference securities *(Refer to Note 2.4)*	112	–	–	112
Investments in non-convertible debentures *(Refer to Note 2.4)*	3,266	1,780	1,486	–
Investments in certificates of deposit *(Refer to Note 2.4)*	2,482	–	2,482	–
Investment in Government securities *(Refer to Note 2.4)*	724	724	–	–
Investments in commercial paper *(Refer to Note 2.4)*	495	–	495	–
Investments in fixed maturity plan securities *(Refer to Note 2.4)*	458	–	458	–
Other investments *(Refer to Note 2.4)*	16	–	–	16
Derivative financial instruments - gain on outstanding foreign currency forward and options contracts *(Refer to Note 2.6)*	336	–	336	–
Liabilities				
Derivative financial instruments - loss on outstanding foreign currency forward and options contracts *(Refer to Note 2.12)*	15	–	15	–
Liability towards contingent consideration *(Refer to Note 2.12)*[(1)]	190	–	–	190

(1) Discount rate pertaining to contingent consideration ranges from 9% to 16%.

During the year ended March 31, 2019, tax-free bonds and non-convertible debentures of ₹336 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and ₹746 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in the fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange-related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently, the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The foreign currency risk from financial assets and liabilities as at March 31, 2020 is as follows:

in ₹ crore

Particulars	USD	Euro	GBP	AUD	Other currencies	Total
Cash and cash equivalents	1,228	507	163	208	1,242	3,348
Trade receivables	11,565	2,331	1,064	652	2,200	17,812
Other financial assets (including loans)	3,060	555	178	174	392	4,359
Trade payables	(764)	(157)	(103)	(74)	(1,453)	(2,551)
Lease liabilities	(1,681)	(988)	(355)	(59)	(496)	(3,579)
Other financial liabilities	(4,040)	(796)	(160)	(268)	(1,348)	(6,612)
Net assets / (liabilities)	9,368	1,452	787	633	537	12,777

The foreign currency risk from financial assets and liabilities as at March 31, 2019 was as follows:

in ₹ crore

Particulars	USD	Euro	GBP	AUD	Other currencies	Total
Cash and cash equivalents	1,640	266	110	213	1,113	3,342
Trade receivables	9,950	1,844	1,025	527	971	14,317
Other financial assets (including loans)	2,050	430	145	144	431	3,200
Trade payables	(708)	(128)	(139)	(80)	(107)	(1,162)
Other financial liabilities	(3,523)	(454)	(192)	(177)	(595)	(4,941)
Net assets / (liabilities)	9,409	1,958	949	627	1,813	14,756

Sensitivity analysis between Indian rupee and US dollar

Particulars	Years ended March 31,	
	2020	2019
Impact on the Group's incremental operating margins	0.45%	0.47%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and options contracts are as follows:

Particulars	As at March 31, 2020		As at March 31, 2019	
	In million	In ₹ crore	In million	In ₹ crore
Derivatives designated as cash flow hedges				
Options contracts				
In Australian dollars	110	507	120	588
In Euro	120	993	135	1,049
In United Kingdom Pound Sterling	21	196	25	226
Other derivatives				
Forward contracts				
In Australian dollars	2	9	8	37
In Brazilian Real	57	102	–	–
In Canadian dollars	21	117	13	68
In Chinese Yuan	210	226	–	–
In Euro	191	1,581	176	1,367
In Japanese Yen	–	–	550	34
In New Zealand dollars	16	72	16	75
In Norwegian Krone	40	29	40	32
In Philippine Peso	–	–	–	–
In Poland Zloty	92	165	–	–
In Romanian Leu	20	33	–	–
In Singapore dollars	177	954	140	716
In South African Rand	–	–	–	–
In Swedish Krona	50	37	50	37
In Swiss Franc	1	9	25	172
In US dollars	1,048	7,925	955	6,608
In United Kingdom Pound Sterling	50	469	80	724
Options contracts				
In Australian dollars	–	–	10	49
In Canadian Dollars	–	–	13	69
In Euro	–	–	60	466
In Swiss Franc	–	–	5	35
In US dollars	555	4,196	433	2,995
In United Kingdom Pound Sterling	–	–	10	91
Total forwards and options contracts		17,620		15,438

The foreign exchange forward and options contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Not later than one month	5,687	4,432
Later than one month and not later than three months	8,727	6,921
Later than three months and not later than one year	3,206	4,085
	17,620	15,438

During the year ended March 31, 2020, the Group has designated certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as of March 31, 2020 are expected to occur and will be reclassified to the Consolidated Statement of Profit and Loss within three months.

The Group determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Consolidated Statement of Profit and Loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the years ended March 31, 2020 and March 31, 2019 is as follows:

in ₹ crore

Particulars	Years ended March 31,	
	2020	2019
Gain / (loss)		
Balance at the beginning of the period	21	–
Gain / (Loss) recognized in other comprehensive income during the period	25	118
Amount reclassified to profit or loss during the period	(73)	(90)
Tax impact on above	12	(7)
Balance at the end of the period	(15)	21

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

in ₹ crore

Particulars	As at March 31, 2020		As at March 31, 2019	
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	86	(515)	338	(17)
Amount set off	(24)	24	(2)	2
Net amount presented in Balance Sheet	62	(491)	336	(15)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹ 18,487 crore and ₹ 14,827 crore as at March 31, 2020 and March 31, 2019, respectively, and unbilled revenues amounting to ₹ 7,121 crore and ₹ 5,374 crore as at March 31, 2020 and March 31, 2019, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenues from customers primarily located in the US. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The details in respect of percentage of revenues generated from top customer and top 10 customers are as follows:

in %

Particulars	Years ended March 31,	
	2020	2019
Revenue from top customer	3.1	3.6
Revenue from top 10 customers	19.2	19.0

Credit risk exposure

The allowance for lifetime ECL on customer balances for the years ended March 31, 2020 and March 31, 2019 was ₹ 161 crore and ₹ 239 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

in ₹ crore

Particulars	Years ended March 31,	
	2020	2019
Balance at the beginning	627	449
Impairment loss recognized	161	239
Write-offs	(100)	(73)
Translation differences	17	12
Balance at the end	705	627

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

The Group's credit period generally ranges from 30-60 days.

in ₹ crore except otherwise stated

Particulars	As at March 31,	
	2020	2019
Trade receivables	18,487	14,827
Unbilled revenues	7,121	5,374

Days sales outstanding was 69 days and 66 days as of March 31, 2020 and March 31, 2019, respectively.

Credit risk on cash and cash equivalents is limited as the Group generally invest in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest available credit ratings as at the date of approval of these *Consolidated financial statements*.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Group will not be able to settle or meet its obligations on time.

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2020, the Group had a working capital of ₹33,720 crore including cash and cash equivalents of ₹18,649 crore and current investments of ₹4,655 crore. As at March 31, 2019, the Group had a working capital of ₹34,240 crore including cash and cash equivalents of ₹19,568 crore and current investments of ₹6,627 crore.

As at March 31, 2020 and March 31, 2019, the outstanding compensated absences were ₹1,870 crore and ₹1,663 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2020 are as follows:

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,852	–	–	–	2,852
Other financial liabilities (excluding liability towards contingent consideration) *(Refer to Note 2.12)*	7,939	22	5	–	7,966
Financial liability under option arrangements	–	–	621	–	621
Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.12)*	225	75	67	–	367

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2019 were as follows:

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,655	–	–	–	1,655
Other financial liabilities (excluding liability towards contingent consideration) *(Refer to Note 2.12)*	8,716	11	4	–	8,731
Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.12)*	114	83	–	36	233

2.11 Equity

Accounting policy

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from the securities premium.

In December 2017, Ind AS 12, *Income Taxes* was amended which clarified that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. On April 1, 2019, the Group adopted these amendments and there was no impact of these amendments on the Company's consolidated financial statements.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value has been classified as securities premium.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Other reserves

The Special Economic Zone Re-investment Reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income-tax Act,

1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income-tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Act, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than the Indian rupee is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

Share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2020	2019
Authorized		
Equity shares, ₹5 par value		
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, subscribed and paid-up		
Equity shares, ₹5 par value[(1)]	2,122	2,170
424,07,53,210 (433,59,54,462) equity shares fully paid-up[(2)]	2,122	2,170

Note: Forfeited shares amounted to ₹1,500 (₹1,500)

[(1)] Refer to Note 2.21 for details of basic and diluted shares

[(2)] Net of treasury shares 1,82,39,356 (2,03,24,982)

The Company has only one class of shares referred to as equity shares having a par value of ₹5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADSs) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below.

In the period of five years immediately preceding March 31, 2020:

Bonus Issue

The Company has allotted 2,18,41,91,490 and 1,14,84,72,332 and 57,42,36,166 fully paid-up shares of face value ₹5 each during the quarter ended September 30, 2018, June 30, 2015 and December 31, 2014, respectively pursuant to the bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from the general reserve. A bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares wherever appropriate.

The bonus shares once allotted shall rank *pari passu* in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Update on Capital Allocation Policy and buyback

Effective fiscal 2018, the Company's policy was to pay up to 70% of the free cash flow annually by way of dividend and / or buyback.

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under Ind AS.

In line with the Capital Allocation Policy announced in April 2018, the Board, at its meeting held on January 11, 2019, approved the following:

(a) Declared a special dividend of ₹4 per equity share;

(b) Recommended buyback of equity shares from the open market route through Indian stock exchanges of up to ₹8,260 crore (maximum buyback size) at a price not exceeding ₹800 per share (maximum buyback price) which would comprise approximately 2.36% of the paid-up equity share capital of the Company, subject to shareholders' approval by way of postal ballot. The shareholders approved the proposal of buyback of equity shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019. During this buyback period, the Company had purchased and extinguished a total of 11,05,19,266 equity shares from

the stock exchange at an average buyback price of ₹747 per equity share comprising 2.53% of the pre-buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves.

In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2020 the Company has created 'Capital Redemption Reserve' of ₹55 crore equal to the nominal value of the above shares bought back as an appropriation from general reserve.

After the execution of the above buyback, payment of special dividend (including dividend distribution tax) of ₹2,107 crore in January 2019 and payment of special dividend (including dividend distribution tax) of ₹2,633 crore in June 2018, the Company has completed the distribution of ₹13,000 crore, which was announced as part of its Capital Allocation Policy in April 2018.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at March 31, 2020, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure, there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has repealed the Dividend Distribution Tax (DDT). Companies are now required to pay / distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

Dividend and buyback include applicable taxes.

The amount of per share dividend recognized as distribution to equity shareholders is as follows:

in ₹

Particulars	Years ended March 31,	
	2020	2019
Final dividend for fiscal 2018[1]	–	10.25
Special dividend for fiscal 2018[1]	–	5.00
Interim dividend for fiscal 2019	–	7.00
Special dividend for fiscal 2019	–	4.00
Final dividend for fiscal 2019	10.50	–
Interim dividend for fiscal 2020	8.00	–

[1] Dividend per share declared previously, retrospectively adjusted for September 2018 bonus issue

During the year ended March 31, 2020, on account of the final dividend for fiscal 2019 and interim dividend for fiscal 2020, the Company has incurred a net cash outflow of ₹9,517 crore (excluding dividend paid on treasury shares) inclusive of dividend distribution tax.

The Board of Directors, at its meeting on April 20, 2020, recommended a final dividend of ₹9.50 per equity share for fiscal 2020. This payment is subject to the approval of shareholders in the Annual General Meeting of the Company. In view of COVID-19, the Company is working on an Annual General Meeting date which will be announced by the Company in due course. This final dividend, if approved by shareholders, would result in a net cash outflow of approximately ₹4,029 crore (excluding dividend paid on treasury shares).

The details of shareholders holding more than 5% shares as at March 31, 2020 and March 31, 2019 are as follows:

Name of the shareholder	As at March 31, 2020		As at March 31, 2019	
	No. of shares	% held	No. of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership)	73,93,01,182	17.36	74,62,54,648	17.11
Life Insurance Corporation of India	28,20,08,863	6.62	25,43,32,376	5.83

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore, except as stated otherwise

Particulars	As at March 31, 2020		As at March 31, 2019	
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	433,59,54,462	2,170	217,33,12,301	1,088
Add: Shares issued on exercise of employee stock options – before bonus issue	–	–	3,92,528	–
Add: Bonus shares issued	–	–	217,37,04,829	1,088
Add: Shares issued on exercise of employee stock options – after bonus issue	26,66,014	1	11,96,804	–
Less: Shares bought back[1][2]	9,78,67,266	49	1,26,52,000	6
As at the end of the period	424,07,53,210	2,122	433,59,54,462	2,170

[1] Includes 18,18,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 and have not been extinguished as of March 31, 2019

[2] Includes 36,36,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 but have not been settled and therefore not extinguished as of March 31, 2019

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the Statement of Profit and Loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in substance, multiple awards with a corresponding increase to share premium.

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan"):

On June 22, 2019, pursuant to the approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (the nomination and remuneration committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by the administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to a maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan"):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of four to seven years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity-settled and cash-settled RSUs and stock options would vest generally over a period of four years and shall be exercisable within the period as approved by the nomination and remuneration committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September, 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated, all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 1,82,39,356 and 2,03,24,982 shares as at March 31, 2020 and March 31, 2019, respectively, under the 2015 Plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2020 and March 31, 2019.

The summary of grants during the years ended March 31, 2020 and March 31, 2019 is as follows:

Particulars	2019 Plan		2015 Plan	
	Year ended March 31,		Year ended March 31,	
	2020	2019	2020	2019[(1)]
Equity-settled RSUs				
KMP	3,56,793	–	5,07,896	6,75,530
Employees other than KMP	17,34,500	–	33,46,280	36,65,170
	20,91,293	–	38,54,176	43,40,700
Cash-settled RSUs				
KMP	–	–	1,80,400	–
Employees other than KMP	–	–	4,75,740	74,090
	–	–	6,56,140	74,090
	20,91,293	–	45,10,316	44,14,790

(1) Information is adjusted for September 2018 bonus issue.

Notes on grants to KMP

CEO & MD

Under the 2015 Plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3.25 crore which will vest over time in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 41,782 RSUs was made effective February 27, 2020 for fiscal 2020. Though the annual time-based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2020, since the service commencement date precedes the grant date, the Company has recorded employment stock compensation expense in accordance with Ind AS 102, *Share-based Payment*.

The Board, on April 12, 2019, based on the recommendations of the nomination and remuneration committee, approved the performance-based grant of RSUs amounting to ₹13 crore for fiscal 2020 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on the achievement of certain performance targets. Accordingly, 1,77,887 performance-based RSUs were granted effective May 2, 2019.

In accordance with the shareholders approval in the Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the nomination and remuneration committee, approved to amend the vesting period of the annual performance equity grant from three years to one year. Accordingly, the vesting period of 2,17,200 (adjusted for September 2018 bonus issue) performance-based RSUs granted effective May 2, 2018 and 1,77,887 performance-based RSUs granted effective May 2, 2019 have been amended to one year.

Under the 2019 Plan:

In accordance with the shareholders approval in the Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the nomination and remuneration committee, approved performance-based grant of RSUs amounting to ₹10 crore for fiscal 2020 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on the achievement of certain performance targets. Accordingly, 1,34,138 performance-based RSUs were granted effective June 22, 2019.

COO and Whole-time Director

Under the 2015 Plan:

On February 20, 2020, based on the recommendations of the nomination and remuneration committee, the Board approved time-based grant of 58,650 RSUs granted effective February 27, 2020.

Under the 2019 Plan:

In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the nomination and remuneration committee, approved performance-based grant of RSUs amounting to ₹4 crore for fiscal 2020 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on the achievement of certain performance targets. Accordingly, 53,655 performance-based RSUs were granted effective June 22, 2019.

Other KMP

Under the 2015 Plan:

On April 12, 2019, based on the recommendations of the nomination and remuneration committee, in accordance with the employment agreement, the Board approved performance-based grant of 10,263 RSUs and time-based grant of 23,946 RSUs to other KMP under the 2015 Plan. The grants were made effective May 2, 2019. The time-based RSUs will generally vest over four years and the performance-based RSUs will vest over three years based on certain performance targets.

On February 20, 2020, based on the recommendations of the nomination and remuneration committee, the Board approved time-based grant of 3,75,768 RSUs to other KMP under the 2015 Plan. The grants were made effective February 27, 2020. These RSUs will vest over four years.

Under the 2019 Plan:

On February 20, 2020, based on the recommendations of the nomination and remuneration committee, the Board approved performance-based grants of 1,69,000 RSUs to other KMP under the 2019 Plan. The grants were made effective February 27, 2020. These RSUs will vest over three years based on the achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

in ₹ crore

Particulars	Years ended March 31,	
	2020	2019
Granted to		
KMP	56	33
Employees other than KMP	193	169
Total[1]	249	202
[1] Cash-settled stock compensation expense included above	11	5

Share-based payment arrangements that were modified during the year ended March 31, 2020:

During the year ended March 31, 2020, the Company issued stock appreciation rights as replacement for outstanding ADS-settled RSU and ESOP awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts' dated October 10, 2019 which prohibited companies to allot ADSs to Indian residents and non-resident Indians. The awards were granted after necessary approvals from the nomination and remuneration committee. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of ₹57 crore is recognized as financial liability with a corresponding adjustment to equity.

The activity in the 2015 and 2019 Plan for equity-settled share-based payment transactions during the years ended March 31, 2020 and March 31, 2019 is as follows:

Particulars	Year ended March 31, 2020		Year ended March 31, 2019[1]	
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: RSUs				
Outstanding at the beginning	91,81,198	3.13	75,00,818	2.50
Granted	38,54,176	5.00	43,40,700	3.84
Exercised	25,61,218	2.95	18,64,510	2.50
Modification to cash-settled awards	10,61,820	–	–	–

Particulars	Year ended March 31, 2020		Year ended March 31, 2019[1]	
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
Forfeited and expired	6,31,438	3.29	7,95,810	2.61
Outstanding at the end	87,80,898	3.96	91,81,198	3.13
Exercisable at the end	3,92,185	2.54	2,35,256	2.50
2015 Plan : ESOPs				
Outstanding at the beginning	16,23,176	516	19,33,826	493
Granted	–	–	–	–
Exercised	1,04,796	516	1,17,350	515
Modification to cash-settled awards	3,51,550	–	–	–
Forfeited and expired	66,500	528	1,93,300	521
Outstanding at the end	11,00,330	539	16,23,176	516
Exercisable at the end	7,80,358	543	6,98,500	517
2019 Plan : RSUs				
Outstanding at the beginning	–	–	–	–
Granted	20,91,293	5.00	–	–
Exercised	–	–	–	–
Forfeited and expired	–	–	–	–
Outstanding at the end	20,91,293	5.00	–	–
Exercisable at the end	–	–	–	–

(1) Information is adjusted for the September 2018 bonus issue

During the years ended March 31, 2020 and March 31, 2019, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was ₹751 and ₹701 (adjusted for the September 2018 bonus issue), respectively.

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2020 is as follows:

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0-5 (RSU)	20,91,293	1.76	5.00	87,80,898	1.59	3.96
450-600 (ESOP)	–	–	–	11,00,330	3.48	539
	20,91,293	1.76	5.00	98,81,228	1.80	64

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2019 was as follows:

Range of exercise prices per share (₹)	2015 Plan – Options outstanding[1]		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0-5 (RSU)	91,81,198	1.70	3.13
450-600 (ESOP)	16,23,176	5.04	516
	1,08,04,374	2.20	80

(1) Information is adjusted for the September, 2018 bonus issue.

As at March 31, 2020 and March 31, 2019, 17,56,521 and 1,77,454 (net of forfeitures) cash-settled options were outstanding, respectively. The carrying value of liability towards cash-settled share-based payments was ₹48 crore and ₹9 crore as at March 31, 2020 and March 31, 2019, respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR-based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk-free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly-traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly-traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity-settled award is estimated on the date of grant with the following assumptions:

Particulars	For options granted in			
	Fiscal 2020 – Equity shares – RSU	Fiscal 2020 – ADS – RSU	Fiscal 2019 – Equity shares – RSU	Fiscal 2019 – ADS – RSU
Weighted average share price (₹) / ($ ADS)[1]	728	10.52	696	10.77
Exercise price (₹) / ($ADS)[1]	5.00	0.07	3.31	0.06
Expected volatility (%)	22-30	22-26	21-25	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2.65	2.65
Risk-free interest rate (%)	6-7	1-3	7-8	2-3
Weighted average fair value as on grant date (₹) / ($ADS)[1]	607	7.84	648	10.03

[1] Fiscal 2019 values are adjusted for the September 2018 bonus issue, wherever applicable.

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP.

2.12 Other financial liabilities

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Non-current		
Others		
Accrued compensation to employees[1]	22	15
Compensated absences	38	44
Financial liability under option arrangements *(Refer to Note 2.1.1)*[2]	621	–
Payable for acquisition of business *(Refer to Note 2.1.1)*[2]		
Contingent consideration	121	88
Other payables[1]	5	–
Total non-current other financial liabilities	807	147
Current		
Unpaid dividends[1]	30	29
Others		
Accrued compensation to employees[1]	2,958	2,572
Accrued expenses[1]	3,921	3,319
Retention monies[1]	72	112
Payable for acquisition of business		
Contingent consideration *(Refer to Note 2.1.1)*[2]	219	102
Payable by controlled trusts[1]	188	168
Financial liability relating to buyback *(Refer to Note 2.11)*[1][4]	–	1,202
Compensated absences	1,832	1,619
Foreign currency forward and options contracts[2][3]	491	15
Capital creditors[1]	280	676
Other payables[1]	490	638
Total current other financial liabilities	10,481	10,452
Total other financial liabilities	11,288	10,599
[1] Financial liability carried at amortized cost	7,966	8,731
[2] Financial liability carried at fair value through profit or loss	1,432	205
[3] Financial liability carried at fair value through other comprehensive income	20	–
Contingent consideration on undiscounted basis	367	233

[4] In accordance with Ind AS 32, *Financial Instruments: Presentation*, the Company has recorded a financial liability as at March 31, 2019 for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback (refer to Note 2.11). The financial liability is recognized at the present value of the maximum amount that the Company would be required to pay to the registered broker for buyback, with a corresponding debit in general reserve / retained earnings. The liability has been utilized towards buyback of equity shares which was completed on August 26, 2019.

2.13 Other liabilities

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Non-current		
Others		
Deferred income – government grant on land use rights	43	42
Accrued gratuity *(Refer to Note 2.20.1)*	28	30
Accrued provident fund liability *(Refer to Note 2.20.2)*	185	–
Deferred rent *(Refer to Note 2.19)*	–	174
Deferred income	21	29
Others	2	–
Total non-current other liabilities	279	275
Current		
Unearned revenue	2,990	2,809
Client deposit	18	26
Others		
Withholding taxes and others	1,759	1,487
Accrued gratuity *(Refer to Note 2.20.1)*	3	2
Accrued provident fund liability *(Refer to Note 2.20.2)*	64	–

Particulars	As at March 31,	
	2020	2019
Deferred rent *(Refer to Note 2.19)*	–	63
Deferred income – government grant on land use rights	2	1
Others	6	–
Total current other liabilities	4,842	4,388
Total other liabilities	5,121	4,663

2.14 Provisions

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

a. Post-sales client support

The Group provides its clients with a fixed-period post-sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

The provision for post-sales client support and other provisions is as follows:

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Current		
Others		
Post-sales client support and other provisions	572	576
Total provisions	572	576

The movement in the provision for post-sales client support and other provisions is as follows:

in ₹ crore

Particulars	Year ended March 31, 2020
Balance at the beginning	576
Provision recognized / (reversed)	116
Provision utilized	(174)
Exchange difference	54
Balance at the end	572

Provision for post-sales client support and other provisions represents cost associated with providing post-sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of one year.

2.15 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the Consolidated Statement of Profit and Loss comprises:

in ₹ crore

Particulars	Years ended March 31,	
	2020	2019
Current taxes	5,775	5,727
Deferred taxes	(407)	(96)
Income tax expense	5,368	5,631

During the year ended March 31, 2019, the Company entered into an Advance Pricing Agreement (APA) in an overseas jurisdiction resulting in a reversal of income tax expense of ₹94 crore which pertained to prior periods.

Additionally, income tax expense for the years ended March 31, 2020 and March 31, 2019 includes reversal (net of provisions) of ₹379 crore and ₹129 crore, respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the Company across various jurisdictions and on account of changes to tax regulations.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

in ₹ crore

Particulars	Years ended March 31,	
	2020	2019
Profit before income taxes	22,007	21,041
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	7,691	7,353
Tax effect due to non-taxable income for Indian tax purposes	(2,718)	(2,705)
Overseas taxes	728	719
Tax provision (reversals)	(379)	(176)
Effect of exempt non-operating income	(41)	(58)
Effect of unrecognized deferred tax assets	53	92
Effect of differential tax rates	(81)	(1)
Effect of non-deductible expenses	120	353
Branch profit tax (net of credits)	(35)	25
Others	30	29
Income tax expense	5,368	5,631

The applicable Indian corporate statutory tax rate for the years ended March 31, 2020 and March 31, 2019 is 34.94% each.

The foreign tax expense is due to income taxes payable overseas principally in the US. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units, which began the provision of services on or after April 1, 2005, are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for a further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961.

Deferred income tax for the years ended March 31, 2020 and March 31, 2019 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the US to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2020, Infosys' US branch net assets amounted to approximately ₹5,474 crore. As at March 31, 2020, the Company has a deferred tax liability for BPT of ₹178 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹8,386 crore and ₹6,007 crore as at March 31, 2020 and March 31, 2019, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of ₹3,187 crore and ₹2,624 crore as at March 31, 2020 and March 31, 2019, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The details of expiration of unused tax losses as at March 31, 2020 are as follows:

in ₹ crore

Year	
2021	83
2022	142
2023	209
2024	172
2025	121
Thereafter	2,460
Total	3,187

The details of expiration of unused tax losses as at March 31, 2019 are as follows:

in ₹ crore

Year	
2020	173
2021	80
2022	142
2023	198
2024	187
Thereafter	1,844
Total	2,624

The details of income tax assets and income tax liabilities as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Income tax assets	5,391	6,743
Current income tax liabilities	1,490	1,567
Net current income tax asset / (liability) at the end	3,901	5,176

The gross movement in the current income tax asset / (liability) for the years ended March 31, 2020 and March 31, 2019 is as follows:

in ₹ crore

Particulars	Years ended March 31,	
	2020	2019
Net current income tax asset / (liability) at the beginning	5,176	4,027
Translation differences	(4)	(1)
Income tax paid	4,550	6,832
Current income tax expense	(5,775)	(5,727)
Reclassified under assets held for sale *(Refer to Note 2.1.2)*	–	23
Reclassified from held for sale *(Refer to Note 2.1.2)*	–	13
Income tax benefit arising on exercise of stock options	9	8
Additions through business combination	(40)	(9)
Tax impact on buyback expenses	4	4
Income tax on other comprehensive income	(19)	6
Net current income tax asset / (liability) at the end	3,901	5,176

The movement in gross deferred income tax assets / liabilities (before set-off) for the year ended March 31, 2020 is as follows:

in ₹ crore

Particulars	Carrying value as at April 1, 2019	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassification	Impact on account of Ind AS 116 adoption	Translation difference	Carrying value as of March 31, 2020
Deferred income tax assets/ (liabilities)								
Property, plant and equipment	262	(20)	1	–	–	–	1	244
Lease liabilities	–	76	–	–	52	6	2	136
Accrued compensation to employees	31	23	–	–	–	–	(2)	52
Trade receivables	176	21	–	–	–	–	–	197
Compensated absences	397	35	–	–	–	–	1	433
Post-sales client support	104	7	–	–	–	–	–	111
Credits related to branch profits	340	14	–	–	–	–	23	377
Derivative financial instruments	(106)	255	–	12	–	–	1	162
Intangible assets	16	1	–	–	–	–	3	20
Intangibles arising on business combinations	(128)	44	(326)	–	–	–	(16)	(426)
Branch profit tax	(541)	22	–	–	–	–	(36)	(555)
Others	149	(71)	9	(7)	(52)	–	(3)	25
Total deferred income tax assets / (liabilities)	700	407	(316)	5	–	6	(26)	776

The movement in gross deferred income tax assets / liabilities (before set-off) for the year ended March 31, 2019 is as follows:

in ₹ crore

Particulars	Carrying value as at April 1, 2018	Changes through profit and loss	Addition through business combination	Changes through OCI	Impact on account of Ind AS 116 adoption	Reclassified from Held for Sale, net	Translation difference	Carrying value as of March 31, 2019
Deferred income tax assets / (liabilities)								
Property, plant and equipment	215	46	–	–	–	1	–	262
Accrued compensation to employees	12	16	–	–	–	2	1	31
Trade receivables	141	35	–	–	–	–	–	176
Compensated absences	366	29	–	–	–	2	–	397
Post-sales client support	98	5	–	–	–	–	1	104
Credits related to branch profits	341	(22)	–	–	–	–	21	340
Derivative financial instruments	11	(111)	–	(7)	–	–	1	(106)
Intangible assets	9	6	–	–	–	–	1	16
Intangibles arising on business combinations	(38)	63	(56)	–	–	(86)	(11)	(128)
Branch profit tax	(505)	(3)	–	–	–	–	(33)	(541)
Others	91	32	(8)	8	–	28	(2)	149
Total deferred income tax assets / (liabilities)	741	96	(64)	1	–	(53)	(21)	700

The deferred income tax assets and liabilities are as follows:

in ₹ crore

Particulars	As at March 31, 2020	As at March 31, 2019
Deferred income tax assets after set-off	1,744	1,372
Deferred income tax liabilities after set-off	(968)	(672)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

2.16 Revenue from operations

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group's core and digital offerings (together called as "software related services") and business process management services. Contracts with customers are either on a time-and-material, unit-of-work, fixed-price or on a fixed-timeframe basis.

Effective April 1, 2018, the Company adopted Ind AS 115, *Revenue from Contracts with Customers* using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. The effect on adoption of Ind AS 115 was insignificant.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing by the parties to the contract, the parties

to the contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services ("performance obligations") to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services ("transaction price"). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group's contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit-of-work-based contracts, are recognized as the related services are performed. Fixed-price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit of the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance-based billing and / or milestone-based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a "right to use" the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a "right to access" is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service, the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line-basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the product or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to

recover them. Any capitalized contract costs are amortized, with the expense recognized as the Group transfers the related goods or services to the customer.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

Revenues for the years ended March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore

Particulars	Years ended March 31,	
	2020	2019
Revenue from software services	85,260	78,359
Revenue from products and platforms	5,531	4,316
Total revenue from operations	90,791	82,675

The Group has evaluated the impact of COVID-19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of COVID-19 is not material-based on these estimates. Due to the nature of the pandemic, the Group will continue to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the years ended March 31, 2020 and *March 31, 2019*:

in ₹ crore

Particulars	Financial Services[1]	Retail[2]	Communication[3]	Energy, Utilities, Resources & Services	Manufacturing	Hi-Tech	Life Sciences[4]	Others[5]	Total
Revenues by geography[6]									
North America	16,749	9,222	7,332	6,456	5,131	6,537	3,816	564	55,807
	16,052	*8,792*	*5,579*	*5,867*	*4,336*	*5,914*	*3,066*	*432*	*50,038*
Europe	5,983	3,966	1,925	4,207	3,576	191	1,892	176	21,916
	4,890	*3,836*	*1,897*	*3,550*	*3,497*	*106*	*2,011*	*155*	*19,942*
India	1,311	48	192	12	88	207	39	468	2,365
	1,209	*23*	*56*	*3*	*86*	*137*	*12*	*522*	*2,048*
Rest of the world	4,582	799	2,535	1,061	336	37	90	1,263	10,703
	4,326	*905*	*2,894*	*970*	*233*	*20*	*114*	*1,185*	*10,647*
Total	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791
	26,477	*13,556*	*10,426*	*10,390*	*8,152*	*6,177*	*5,203*	*2,294*	*82,675*
Revenue by offerings									
Digital	11,562	6,165	4,843	4,485	3,481	2,541	1,850	690	35,617
	8,277	*4,715*	*3,598*	*3,061*	*2,427*	*2,084*	*1,289*	*346*	*25,797*
Core	17,063	7,870	7,141	7,251	5,650	4,431	3,987	1,781	55,174
	18,200	*8,841*	*6,828*	*7,329*	*5,725*	*4,093*	*3,914*	*1,948*	*56,878*
Total	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791
	26,477	*13,556*	*10,426*	*10,390*	*8,152*	*6,177*	*5,203*	*2,294*	*82,675*

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5) Others include operating segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in Public Services

(6) Geographical revenues are based on the domicile of customer.

Digital services

Digital services comprise service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and Big Data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cybersecurity systems.

Core services

Core services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, and support and integration services.

Products and platforms

The Group also derives revenues from the sale of products and platforms including Finacle® – core banking solution, Edge suite of products, Infosys NIA® – Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Panaya® platform, Skava® platform, Stater digital platform, and Infosys McCamish – insurance platform.

The percentage of revenue from fixed-price contracts for each of the years ended March 31, 2020 and March 31, 2019 is approximately 55%.

Trade receivables and contract balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group's Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group's receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time-and-material contracts and fixed-price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed-price contracts is based on milestones as defined in the contract and therefore, the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore, unbilled revenues for other fixed-price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Consolidated Balance Sheet.

During the years ended March 31, 2020 and March 31, 2019, the Company recognized revenue of ₹2,421 crore and ₹2,237 crore arising from opening unearned revenue as of April 1, 2019 and April 1, 2018, respectively.

During fiscal 2020 and 2019, ₹2,971 crore and ₹2,685 crore of unbilled revenue pertaining to other fixed-price and fixed-timeframe contracts as of April 1, 2019 and April 1, 2018, respectively has been reclassified to trade receivables upon billing to customers on completion of milestones.

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material and unit of work-based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2020, other than those meeting the exclusion criteria mentioned above, is ₹55,926 crore. Out of this, the Group expects to recognize revenue of around 51% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2019 is ₹51,274 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.17 Other income, net

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investment and exchange gain / loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains / (losses) on translation of assets and liabilities, net, except when deferred in other comprehensive income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed of, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other comprehensive income, net of taxes, includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the years ended March 31, 2020 and March 31, 2019 is as follows:

in ₹ crore

Particulars	Years ended March 31,	
	2020	2019
Interest income on financial assets carried at amortized cost		
Tax-free bonds and government bonds	143	143
Deposit with bank and others	1,146	1,261
Interest income on financial assets carried at fair value through other comprehensive income:		
Non-convertible debentures and certificates of deposit, commercial paper and government securities	322	646
Income on investments carried at fair value through profit or loss		
Dividend income on liquid mutual funds	2	2
Gain / (loss) on liquid mutual funds and other investments	183	170
Income on investments carried at fair value through other comprehensive income	41	–
Interest income on income tax refund	259	51
Exchange gains / (losses) on foreign currency forward and options contracts	(511)	185
Exchange gains / (losses) on translation of assets and liabilities	1,023	133
Miscellaneous income, net	195	291
Total other income	2,803	2,882

2.18 Expenses

in ₹ crore

Particulars	Years ended March 31,	
	2020	2019
Employee benefit expenses		
Salaries including bonus	49,252	43,894
Contribution to provident and other funds	1,107	946
Share-based payments to employees *(Refer to Note. 2.11)*	249	202
Staff welfare	279	273
	50,887	45,315
Cost of software packages and others		
For own use	1,035	930
Third-party items bought for service delivery to clients	1,668	1,623
	2,703	2,553
Other expenses		
Repairs and maintenance	1,480	1,269
Power and fuel	229	221
Brand and marketing	528	489
Short-term leases *(Refer to Note 2.19)*	89	–
Operating leases	–	585
Rates and taxes	193	184
Consumables	100	47
Insurance	90	67
Provision for post-sales client support and others	–	1
Commission to non-whole-time directors	8	8
Impairment loss recognized / (reversed) under expected credit loss model	172	248
Contributions towards corporate social responsibility	385	266
Others	382	270
	3,656	3,655

2.19 Leases

Accounting Policy

The Group as a lessee

The Group's lease asset classes primarily consist of leases for land and buildings. The Group assesses whether a contract contains a lease at the inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (i) the contract involves the use of an identified asset; (ii) the Group has substantially all of the economic benefits from use of the asset through the period of the lease, and (iii) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use (ROU) asset and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. For these short-term and low-value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements include the option to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities include these options when it is reasonably certain that they will be exercised.

The ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

ROU assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. ROU assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the ROU asset arising from the head lease.

For operating leases, rental income is recognized on a straight-line basis over the term of the relevant lease.

Transition

Effective April 1, 2019, the Group adopted Ind AS 116, *Leases*, and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Consequently, the Group recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the ROU asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted at the lessee's incremental borrowing rate at the date of initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore will continue to be reported under the accounting policies included as part of our Annual Report for the year ended March 31, 2019

On transition, the adoption of the new standard resulted in recognition of 'Right of Use' asset of ₹2,907 crore, 'Net investment in sublease' of ROU asset of ₹430 crore and a lease liability of ₹3,598 crore. The cumulative effect of applying the standard, amounting to ₹40 crore was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the profit before tax, profit for the period and earnings per share. Ind AS 116 has resulted in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

The following is the summary of practical expedients elected on initial application:

1. Applied a single discount rate to a portfolio of leases of similar assets in similar economic environment with a similar end date
2. Applied the exemption not to recognize ROU assets and liabilities for leases with less than 12 months of lease term on the date of initial application
3. Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.
4. Applied the practical expedient to grandfather the assessment of which transactions are leases. Accordingly, Ind AS 116 is applied only to contracts that were previously identified as leases under Ind AS 17.

The difference between the lease obligation recorded as of March 31, 2019 under Ind AS 17 disclosed under Note 2.19 of the 2019 Annual Report and the value of the lease liability as of April 1, 2019 is primarily on account of inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with Ind AS 116 and discounting the lease liabilities to the present value under Ind AS 116.

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2019 is 4.5%.

The changes in the carrying value of right of use assets for the year ended March 31, 2020 are as follows:

in ₹ crore

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers	
Balance as of April 1, 2019	–	2,898	9	–	2,907
Reclassified on account of adoption of Ind AS 116 *(Refer to Notes 2.2 and 2.3)*	634	–	–	–	634
Additions[(1)]	1	1,064	6	49	1,120
Additions through business combination *(Refer to Note 2.1)*	–	177	10	–	187
Deletions	(3)	(130)	(1)	–	(134)
Depreciation	(6)	(540)	(9)	(8)	(563)
Translation difference	–	16	–	1	17
Balance as of March 31, 2020	626	3,485	15	42	4,168

[(1)] Net of lease incentives of ₹115 crore related to lease of buildings

The break-up of current and non-current lease liabilities as of March 31, 2020 is as follows:

in ₹ crore

Particulars	Amount
Current lease liabilities	619
Non-current lease liabilities	4,014
Total	4,633

The movement in lease liabilities during the year ended March 31, 2020 is as follows:

in ₹ crore

Particulars	Year ended March 31, 2020
Balance at the beginning	3,598
Additions	1,241
Additions through business combination *(Refer to Note 2.1)*	224
Deletions	(145)
Finance cost accrued during the period	170
Payment of lease liabilities	(639)
Translation difference	184
Balance at the end	4,633

The details regarding the contractual maturities of lease liabilities as of March 31, 2020 on an undiscounted basis are as follows:

in ₹ crore

Particulars	Amount
Less than one year	796
One to five years	2,599
More than five years	2,075
Total	5,470

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was ₹89 crore for the year ended March 31, 2020.

The aggregate depreciation on ROU assets has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

The movement in the net investment in sublease of ROU assets during the year ended March 31, 2020 is as follows:

in ₹ crore

Particulars	Year ended March 31, 2020
Balance at the beginning	430
Interest income accrued during the period	15
Lease receipts	(46)
Translation difference	34
Balance at the end	433

The details regarding the contractual maturities of net investment in sublease of ROU asset as of March 31, 2020 on an undiscounted basis are as follows:

in ₹ crore

Particulars	Amount
Less than one year	50
One to five years	217
More than five years	244
Total	511

Leases not yet commenced to which Group is committed is ₹655 crore for a lease term ranging from two years to 13 years.

2.20 Employee benefits

Accounting policy

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through remeasurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government-administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government-administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.20.1 Gratuity

The funded status of the gratuity plans and the amounts recognized in the Group's financial statements as at March 31, 2020 and March 31, 2019 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Change in benefit obligations		
Benefit obligations at the beginning	1,351	1,201
Service cost	178	157
Interest expense	90	85
Remeasurements – Actuarial (gains) / losses	(79)	32
Benefits paid	(141)	(128)
Translation difference	3	2
Reclassified from held for sale *(Refer to Note 2.1.2)*	–	2
Benefit obligations at the end	1,402	1,351
Change in plan assets		
Fair value of plan assets at the beginning	1,361	1,216
Interest income	97	90
Remeasurements – Return on plan assets excluding amounts included in interest income	9	4
Contributions	191	174
Benefits paid	(136)	(123)
Fair value of plan assets at the end	1,522	1,361
Funded status	120	10
Prepaid gratuity benefit *(Refer to Note 2.9)*	151	42
Accrued gratuity *(Refer to Note 2.13)*	(31)	(32)

The amounts for the years ended March 31, 2020 and March 31, 2019 recognized in the Consolidated Statement of Profit and Loss under employee benefit expense are as follows:

in ₹ crore

Particulars	Years ended March 31,	
	2020	2019
Service cost	178	157
Net interest on the net defined benefit liability / (asset)	(7)	(5)
Net gratuity cost	171	152

The amounts for the years ended March 31, 2020 and March 31, 2019 recognized in the Consolidated Statement of Other Comprehensive Income are as follows:

in ₹ crore

Particulars	Years ended March 31,	
	2020	2019
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	(79)	32
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(9)	(4)
	(88)	28

in ₹ crore

Particulars	Years ended March 31,	
	2020	2019
(Gain) / loss from change in demographic assumptions	1	(4)
(Gain) / loss from change in financial assumptions	(57)	30
(Gain) / loss from experience adjustment	(23)	6
	(79)	32

The weighted-average assumptions used to determine benefit obligations as at March 31, 2020 and March 31, 2019 are as follows:

Particulars	As at March 31,	
	2020	2019
Discount rate[(1)]	6.2%	7.1%
Weighted average rate of increase in compensation levels[(2)]	6.0%	8.0%
Weighted average duration of defined benefit obligation [(3)]	5.9 years	5.9 years

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2020 and March 31, 2019 are as follows:

Particulars	Years ended March 31,	
	2020	2019
Discount rate (%)	7.1	7.5
Weighted average rate of increase in compensation levels (%)	8.0	8.0

Note: Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

[(1)] In India, the market for high-quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post-employment benefit obligations.

[(2)] The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company's past compensation revision trends and the Management's estimate of future salary increases.

[(3)] Attrition rate considered is the Management's estimate based on the past long-term trend of employee turnover in the Company.

The sensitivity of significant assumptions used for valuation of defined benefit obligation is as follows:

in ₹ crore

Impact from percentage point increase / decrease in	As at March 31, 2020
Discount rate	67
Weighted average rate of increase in compensation levels	59

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2020 and March 31, 2019. The plan assets have been primarily invested in insurer-managed funds.

Actual return on assets for the years ended March 31, 2020 and March 31, 2019 were ₹ 106 crore and ₹ 95 crore, respectively.

The Group expects to contribute ₹ 145 crore to the gratuity trusts during fiscal 2021.

The maturity profile of defined benefit obligation is as follows:

in ₹ crore

Within 1 year	215
1-2 year	218
2-3 year	220
3-4 year	231
4-5 year	148
5-10 years	1,183

2.20.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases, the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by the Actuarial Society of India.

The funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Company's financial statements as at March 31, 2020 are as follows:

in ₹ crore

Particulars	As at March 31, 2020
Change in benefit obligations	
Benefit obligations at the beginning	5,989
Service cost – employer contribution	407
Employee contribution	857
Interest expense	561
Actuarial (gains) / loss	216
Benefits paid	(664)
Benefit obligations at the end	7,366
Change in plan assets	
Fair value of plan assets at the beginning	5,989
Interest income	561
Remeasurements – Return on plan assets excluding amounts included in interest income[(1)]	(33)
Contributions	1,264
Benefits paid	(664)
Fair value of plan assets at the end	7,117
Net liability *(Refer to Note 2.13)*	(249)

[(1)] Includes unrealized losses on certain investments in bonds

The amount for the year ended March 31, 2020 recognized in the Consolidated Statement of Other Comprehensive Income is as follows:

in ₹ crore

Particulars	Year ended March 31, 2020
Remeasurements of the net defined benefit liability / (asset)	
Actuarial (gains) / losses	216
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	33
	249

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

Particulars	As at March 31,	
	2020	2019
Government of India (GOI) bond yield [(1)]	6.20%	7.10%
Expected rate of return on plan assets	8.00%	9.20%
Remaining term to maturity of portfolio	6 years	5.47 years
Expected guaranteed interest rate		
First year	8.50%	8.65%
Thereafter	8.50%	8.60%

[(1)] In India, the market for high-quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The break-up of the plan assets into various categories as at March 31, 2020 is as follows:

Particulars	As at March 31, 2020
Central and state government bonds	49%
Public-sector undertakings and private-sector bonds	48%
Others	3%

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

As at March 31, 2020 the defined benefit obligation would be affected by approximately ₹72 crore and ₹108 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided there is no shortfall as at March 31, 2019. The details of the benefit obligation as at March 31, 2019 are as follows:

in ₹ crore

Particulars	As at March 31, 2019
Benefit obligation at the period end	5,989
Net liability recognized in Balance Sheet	–

The Group contributed ₹639 crore and ₹543 crore to the provident fund during the years ended March 31, 2020 and March 31, 2019, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

In February 2019, the Supreme Court of India vide its judgment and subsequent review petition of August 2019 has ruled in respect of compensation for the purpose of provident fund contribution under the Employees' Provident Funds and Miscellaneous Provisions Act, 1952. The Company has assessed possible outcomes of the judgment on determination of provident fund contributions and based on the Company's current evaluation of the judgment, it is not probable that certain allowances paid by the Company will be subject to payment of provident fund. The Company will continue to monitor and evaluate its position based on future events and developments.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

2.20.3 Superannuation

The Group contributed ₹240 crore and ₹215 crore during the years ended March 31, 2020 and March 31, 2019, respectively, and the same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

2.20.4 Employee benefit costs include:

in ₹ crore

Particulars	Years ended March 31,	
	2020	2019
Salaries and bonus[(1)]	49,837	44,405
Defined contribution plans	338	307
Defined benefit plans	712	603
	50,887	45,315

[(1)] Includes employee stock compensation expense of ₹249 crore and ₹202 crore for the years ended March 31, 2020 and March 31, 2019, respectively

2.21 Reconciliation of basic and diluted shares used in computing earnings per share

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is as follows:

Particulars	Years ended March 31,	
	2020	2019
Basic earnings per equity share – weighted average number of equity shares outstanding[(1)]	425,77,54,522	434,71,30,157
Effect of dilutive common equivalent shares – share options outstanding	73,89,706	62,90,615
Diluted earnings per equity share – weighted average number of equity shares and common equivalent shares outstanding	426,51,44,228	435,34,20,772

Information in the table above is adjusted for September 2018 bonus issue whereever applicable (refer to Note 2.11).

[(1)] Excludes treasury shares

For the years ended March 31, 2020 and March 31, 2019, 13,093 and nil number of options to purchase equity shares had an anti-dilutive effect, respectively.

2.22 Contingent liabilities and commitments (to the extent not provided for)

in ₹ crore

Particulars	As at March 31,	
	2020	2019
Contingent liabilities		
Claims against the Group, not acknowledged as debts[(2)]	3,583	3,081
[Amount paid to statutory authorities ₹5,353 crore (₹5,925 crore)]		
Commitments		
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)[(3)]	1,365	1,724
Other commitments[(1)]	61	86

[(1)] Uncalled capital pertaining to investments

[(2)] As at March 31, 2020, claims against the Group not acknowledged as debts in respect of income tax matters amounted to ₹3,353 crore. The claims against the Group majorly represent demands arising on completion of assessment proceedings under the Income-tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP units and SEZ units, disallowance of deductions in respect of employment of new employees under Section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to associated enterprises held as liable for withholding of taxes. These matters are pending before various appellate authorities and the Management, including its tax advisors, expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to ₹5,352 crore.

[(3)] Capital contracts primarily comprises commitments for infrastructure facilities and computer equipment.

Legal proceedings

The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations which have been previously disclosed to stock exchanges on October 22, 2019 and to the Securities and Exchange Commission (SEC) on Form 6-K on the same date. As previously disclosed on January 10, 2020, the outcome of the investigation has not resulted in restatement of previously issued financial statements.

The Company cooperated with an investigation by the SEC regarding the same matters. In March 2020, the Company received notification from the SEC that the SEC has concluded its investigation and the Company does not anticipate any further action by the SEC on this matter. The Company is responding to all the inquires received from the Indian regulatory authorities and will continue to cooperate with the authorities for any additional requests for information. Additionally, in October 2019, a shareholder class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers for alleged violations of the US federal securities laws. The Company is presently unable to predict the scope, duration or the outcome of these matters.

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group's Management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group's results of operations or financial condition.

2.23 Related party transactions

List of related parties:

Name of subsidiaries	Country	Holdings as at March 31,	
		2020	2019
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia do Brasil Ltda. (Infosys Brasil)[25]	Brazil	–	100%
Infosys Nova Holdings LLC. (Infosys Nova)	US	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH[1] *(formerly Lodestone Management Consultants GmbH)*	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100%	100%
Kallidus Inc. (Kallidus)	US	100%	100%
Infosys Chile SpA	Chile	100%	100%
Infosys Arabia Limited[2]	Saudi Arabia	70%	70%
Infosys Consulting Ltda.[1]	Brazil	100%	99.99%
Infosys CIS LLC[1][18][26]	Russia	–	–
Infosys Luxembourg S.à.r.l[1][13]	Luxembourg	100%	100%
Infosys Americas Inc., (Infosys Americas)	US	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)[3]	Australia	–	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	US	100%	100%
Infosys Canada Public Services Inc[19]	Canada	–	–
Infosys BPM Limited	India	99.99%	99.98%
Infosys (Czech Republic) Limited s.r.o.[4]	Czech Republic	99.99%	99.98%
Infosys Poland Sp. z o.o.[4]	Poland	99.99%	99.98%
Infosys McCamish Systems LLC[4]	US	99.99%	99.98%
Portland Group Pty Ltd[4]	Australia	99.99%	99.98%
Infosys BPO Americas LLC.[4]	US	99.99%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants Inc.[5] [11]	US	–	–
Infosys Management Consulting Pty Limited[5]	Australia	100%	100%
Infosys Consulting AG[5]	Switzerland	100%	100%
Infosys Consulting GmbH[5]	Germany	100%	100%
Infosys Consulting S.R.L.[1]	Romania	100%	100%
Infosys Consulting SAS[5]	France	100%	100%
Infosys Consulting s.r.o.[5]	Czech Republic	100%	100%
Infosys Consulting (Shanghai) Co., Ltd. *(formerly Lodestone Management Consultants Co., Ltd)*[5]	China	100%	100%
Infy Consulting Company Ltd[5]	UK	100%	100%
Infy Consulting B.V.[5]	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o[32]	Poland	99.99%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda.[5]	Portugal	100%	100%
Infosys Consulting S.R.L.[5]	Argentina	100%	100%
Infosys Consulting (Belgium) NV *(formerly Lodestone Management Consultants (Belgium) S.A.)*[6]	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	US	100%	100%
Panaya Ltd.[7]	Israel	100%	100%
Panaya GmbH[7]	Germany	100%	100%

Name of subsidiaries	Country	Holdings as at March 31,	
		2020	2019
Panaya Japan Co. Ltd[7][31]	Japan	–	100%
Brilliant Basics Holdings Limited (Brilliant Basics)	UK	100%	100%
Brilliant Basics Limited[8]	UK	100%	100%
Brilliant Basics (MENA) DMCC[8][26]	Dubai	100%	100%
Infosys Consulting Pte Ltd. (Infosys Singapore)[1]	Singapore	100%	100%
Infosys Middle East FZ LLC[9]	Dubai	100%	100%
Fluido Oy[9][14]	Finland	100%	100%
Fluido Sweden AB (Extero)[15]	Sweden	100%	100%
Fluido Norway A/S[15]	Norway	100%	100%
Fluido Denmark A/S[15]	Denmark	100%	100%
Fluido Slovakia s.r.o[15]	Slovakia	100%	100%
Fluido Newco AB[15]	Sweden	100%	100%
Infosys Compaz Pte Ltd *(formerly Trusted Source Pte. Ltd)*[16]	Singapore	60%	60%
Infosys South Africa (Pty) Ltd[9][17]	South Africa	100%	–
WongDoody Holding Company Inc. (WongDoody)[10]	US	100%	100%
WDW Communications, Inc[12]	US	100%	100%
WongDoody, Inc[12]	US	100%	100%
HIPUS Co., Ltd[20] *(formerly Hitachi Procurement Service Co. Ltd)*	Japan	81%	–
Stater N.V.[21]	The Netherlands	75%	–
Stater Nederland B.V.[22]	The Netherlands	75%	–
Stater Duitsland B.V.[22]	The Netherlands	75%	–
Stater XXL B.V.[22]	The Netherlands	75%	–
HypoCasso B.V.[22]	The Netherlands	75%	–
Stater Participations B.V.[22]	The Netherlands	75%	–
Stater Deutschland Verwaltungs-GmbH[23]	Germany	75%	–
Stater Deutschland GmbH & Co. KG[23]	Germany	75%	–
Stater Belgium N.V./S.A.[24]	Belgium	53.99%	–
Outbox systems Inc. dba Simplus (US)[27]	US	100%	–
Simplus North America Inc.[28]	Canada	100%	–
Simplus ANZ Pty Ltd.[28]	Australia	100%	–
Simplus Australia Pty Ltd[30]	Australia	100%	–
Sqware Peg Digital Pty Ltd[30]	Australia	100%	–
Simplus Philippines, Inc.[28]	Philippines	100%	–
Simplus Europe, Ltd.[28]	UK	100%	–
Simplus U.K., Ltd.[29]	UK	100%	–
Simplus Ireland, Ltd.[29]	Ireland	100%	–

(1) Wholly-owned subsidiary of Infosys Limited
(2) Majority-owned and controlled subsidiary of Infosys Limited
(3) Liquidated effective November 17, 2019
(4) Wholly-owned subsidiary of Infosys BPM Limited
(5) Wholly-owned subsidiary of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(6) Majority-owned and controlled subsidiary of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(7) Wholly-owned subsidiary of Panaya Inc.
(8) Wholly-owned subsidiary of Brilliant Basics Holding Limited
(9) Wholly-owned subsidiary of Infosys Consulting Pte Ltd.
(10) On May 22, 2018, Infosys acquired 100% voting interests in WongDoody.
(11) Liquidated effective May 4, 2018
(12) Wholly-owned subsidiary of WongDoody
(13) Incorporated effective August 6, 2018
(14) On October 11, 2018, Infosys Consulting Pte Ltd. acquired 100% voting interests in Fluido Oy and its subsidiaries.
(15) Wholly-owned subsidiary of Fluido Oy
(16) On November 16, 2018, Infosys Consulting Pte Ltd. acquired 60% voting interests in Infosys Compaz Pte Ltd.
(17) Incorporated effective December 19, 2018
(18) Incorporated effective November 29, 2018
(19) Incorporated effective November 27, 2018, a wholly-owned subsidiary of Infosys Public Services, Inc.
(20) On April 1, 2019, Infosys Consulting Pte Ltd. acquired 81% voting interests in HIPUS Co., Ltd.
(21) On May 23, 2019, Infosys Consulting Pte Ltd. acquired 75% voting interests in Stater N.V.
(22) Majority-owned and controlled subsidiary of Stater N.V.
(23) Majority-owned and controlled subsidiary of Stater Duitsland B.V.
(24) Majority-owned and controlled subsidiary of Stater Participations B.V.
(25) Effective October 1, 2019, merged into Infosys Consulting Ltda, a wholly-owned subsidiary of Infosys Limited.
(26) Under liquidation
(27) On March 13, 2020, Infosys Nova Holdings LLC acquired 100% voting interests in Outbox Systems Inc.
(28) Wholly-owned subsidiary of Outbox Systems Inc.
(29) Wholly-owned subsidiary of Simplus Europe, Ltd.
(30) Wholly-owned subsidiary of Simplus ANZ Pty Ltd.
(31) Liquidated effective October 31, 2019
(32) On February 20, 2020, Infosys Poland Sp z o.o. acquired 100% voting interests in Infosys Consulting Sp. z.o.o from Infosys Consulting Holding AG (formerly Lodestone Holding AG).

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust[1]	India	Controlled trust

Refer to Note 2.20 for information on transactions with post-employment benefit plans mentioned above.

[1] Registered on May 15, 2019

List of key managerial personnel (KMP)

Whole-time directors

- Salil Parekh, Chief Executive Officer and Managing Director
- U.B. Pravin Rao, Chief Operating Officer

Non-whole-time directors

- Nandan M. Nilekani
- Michael Gibbs (appointed as independent director effective July 13, 2018)
- Ravi Venkatesan (resigned as member of the Board effective May 11, 2018)
- Kiran Mazumdar-Shaw
- Roopa Kudva (retired as member of the Board effective February 3, 2020)
- Dr. Punita Kumar-Sinha
- D.N. Prahlad
- D. Sundaram

Executive officers

Nilanjan Roy *(appointed as Chief Financial Officer effective March 1, 2019)*	Ravi Kumar S. *President and Deputy Chief Operating Officer*
Jayesh Sanghrajka *(appointed as Interim Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019)*	Mohit Joshi *President*
M.D. Ranganath *(resigned as Chief Financial Officer effective November 16, 2018)*	Krishnamurthy Shankar *Group Head - Human Resources*
Inderpreet Sawhney *Group General Counsel and Chief Compliance Officer*	

Company Secretary

A.G.S. Manikantha

Transaction with KMP

The related party transactions with above KMP which comprise directors and executive officers are as follows:

in ₹ crore

Particulars	Years ended March 31,	
	2020	2019
Salaries and other employee benefits to whole-time directors and executive officers[1][2]	118	96
Commission and other benefits to non-executive / independent directors	8	8
Total	126	104

[1] Total employee stock compensation expense for the years ended March 31, 2020 and March 31, 2019, includes a charge of ₹56 crore and ₹33 crore respectively, towards KMP (refer to Note 2.11).

[2] Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole

Additional information pursuant to para 2 of general instructions for the preparation of consolidated financial statements

in ₹ crore

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as %age of consolidated net assets	Amount	as %age of consolidated profit or loss	Amount	as %age of consolidated other comprehensive income	Amount	as %age of consolidated total comprehensive income	Amount
Infosys Limited	85.38	62,234	90.95	15,543	102.63	(234)	90.80	15,309
Indian subsidiaries								
Infosys BPM Limited	6.40	4,666	3.79	648	(1.32)	3	3.86	651
EdgeVerve Systems Limited	(0.83)	(607)	2.22	379	(0.44)	1	2.25	380
Skava Systems Private Limited.	0.06	45	(0.01)	(1)	0.00	–	(0.01)	(1)
Foreign subsidiaries								
Brilliant Basics (MENA) DMCC	0.00	–	0.00	–	0.00	–	0.00	–
Brilliant Basics Holdings Limited	0.02	12	(0.01)	(1)	0.00	–	(0.01)	(1)
Brilliant Basics Limited	0.01	8	0.05	9	0.00	–	0.05	9
Infosys Middle East FZ LLC	(0.01)	(7)	0.06	11	(2.19)	5	0.09	16
Infosys BPO (Poland) Sp Z.o.o.	0.82	600	0.02	3	(1.32)	3	0.04	6
Fluido Denmark A/S	0.00	1	0.02	4	0.00	–	0.02	4
Fluido Newco AB	0.00	–	0.00	–	0.00	–	0.00	–
Fluido Norway A/S	0.01	4	0.02	4	0.00	–	0.02	4
Fluido Oy	0.08	56	0.04	7	0.00	–	0.04	7
Fluido Slovakia s.r.o.	0.01	4	0.01	2	0.00	–	0.01	2
Fluido Sweden AB	(0.01)	(6)	(0.05)	(8)	0.00	–	(0.05)	(8)
Infosys Americas Inc.	0.00	1	0.00	–	0.00	–	0.00	–
Infosys Arabia Limited	0.00	3	0.00	–	0.00	–	0.00	–
Infosys Technologies (Australia) Pty. Limited	0.00	–	0.00	–	0.00	–	0.00	–
Infosys BPO Americas LLC	0.01	8	(0.01)	(2)	0.00	–	(0.01)	(2)
Infosys (Czech Republic) Limited s.r.o.	0.10	72	0.07	12	2.63	(6)	0.04	6
Infosys Tecnologia DO Brasil LTDA	0.00	–	(0.16)	(28)	0.00	–	(0.17)	(28)
Infosys Technologies (China) Co. Limited	0.22	157	0.02	4	0.00	–	0.02	4
Infosys Chile SpA	0.01	5	0.00	–	0.00	–	0.00	–
Infosys Luxembourg S.à.r.l.	0.00	3	(0.01)	(1)	0.00	–	(0.01)	(1)
Infosys Technologies S. de R. L. de C. V.	0.28	203	0.24	41	0.00	–	0.24	41
Infosys Nova Holdings LLC	1.87	1,362	0.00	–	0.00	–	0.00	–
Infosys Technologies (Shanghai) Company Limited	0.84	614	(0.71)	(121)	0.00	–	(0.72)	(121)
Infosys Technologies (Sweden) AB.	0.04	32	0.05	9	0.00	–	0.05	9

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as %age of consolidated net assets	Amount	as %age of consolidated profit or loss	Amount	as %age of consolidated other comprehensive income	Amount	as %age of consolidated total comprehensive income	Amount
Infosys Public Services, Inc.	0.80	581	0.47	80	0.00	–	0.47	80
Kallidus Inc.	(0.08)	(60)	(0.17)	(29)	0.00	–	(0.17)	(29)
Infosys Consulting S.R.L.	0.00	3	0.03	5	0.00	–	0.03	5
Infosys Management Consulting Pty Limited	0.03	22	0.03	5	0.00	–	0.03	5
Infosys Austria GmbH	0.00	2	0.01	2	0.00	–	0.01	2
Infosys Consulting (Belgium) NV	(0.03)	(19)	0.01	2	0.00	–	0.01	2
Infosys Consulting Ltda.	(0.08)	(59)	(0.39)	(67)	0.00	–	(0.40)	(67)
Infosys Consulting (Shanghai) Co. Ltd.	(0.27)	(196)	(0.11)	(19)	0.00	–	(0.11)	(19)
Infosys Consulting s.r.o.	0.00	1	0.00	–	0.00	–	0.00	–
Infosys Consulting SAS	0.01	9	0.01	2	0.00	–	0.01	2
Infosys Consulting GmbH	0.04	32	0.26	44	0.00	–	0.26	44
Infosys Consulting Holding AG	0.48	348	0.54	93	0.00	–	0.55	93
Infy Consulting B.V.	0.02	15	0.04	7	0.00	–	0.04	7
Infosys Consulting Sp. z.o.o.	0.02	16	0.10	17	0.00	–	0.10	17
Lodestone Management Consultants Portugal, Unipessoal, Lda.	0.01	6	0.01	2	0.00	–	0.01	2
S.C. Infosys Consulting S.R.L.	0.04	28	0.04	6	0.00	–	0.04	6
Infosys Consulting Pte Ltd.	1.74	1,270	0.23	40	0.00	–	0.24	40
Infosys Consulting AG	0.18	131	0.23	39	0.00	–	0.23	39
Infy Consulting Company Ltd.	0.05	35	0.15	25	0.00	–	0.15	25
Lodestone Management Consultants Inc.	0.00	–	0.00	–	0.00	–	0.00	–
Infosys McCamish Systems LLC	0.58	425	0.74	127	0.00	–	0.75	127
Noah Consulting LLC	0.00	1	0.00	–	0.00	–	0.00	–
Noah Information Management Consulting Inc.	0.00	–	0.00	–	0.00	–	0.00	–
Panaya GmbH	0.00	(2)	0.01	(1)	0.00	–	(0.01)	(1)
Panaya Inc.	0.19	139	0.01	1	0.00	–	0.01	1
Panaya Japan Co. Ltd.	0.00	–	0.01	1	0.00	–	0.01	1
Panaya Ltd.	(0.88)	(644)	(0.25)	(43)	0.00	–	(0.26)	(43)
Portland Group Pty Ltd	0.16	112	0.03	5	0.00	–	0.03	5

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as %age of consolidated net assets	Amount	as %age of consolidated profit or loss	Amount	as %age of consolidated other comprehensive income	Amount	as %age of consolidated total comprehensive income	Amount
Infosys Compaz Pte Ltd	0.23	164	0.32	54	0.00	–	0.32	54
WDW Communications, Inc.	(0.25)	(180)	(0.07)	(12)	0.00	–	(0.07)	(12)
WongDoody Holding Company Inc.	0.01	9	0.00	–	0.00	–	0.00	–
WongDoody, Inc.	0.36	262	0.17	29	0.00	–	0.17	29
HIPUS Co., Ltd	0.09	62	0.10	17	0.00	–	0.10	17
Stater N.V.	1.20	878	0.43	74	0.00	–	0.44	74
Stater Nederland B.V.	0.37	270	0.29	49	0.00	–	0.29	49
Stater Duitsland B.V.	(0.21)	(152)	0.00	–	0.00	–	0.00	–
Stater XXL B.V.	0.00	1	0.00	–	0.00	–	0.00	–
HypoCasso B.V.	0.04	29	0.09	16	0.00	–	0.09	16
Stater Participations B.V.	(0.33)	(242)	0.00	–	0.00	–	0.00	–
Stater Deutschland Verwaltungs-GmbH	0.00	–	0.00	–	0.00	–	0.00	–
Stater Deutschland GmbH & Co. KG	0.03	25	0.00	–	0.00	–	0.00	–
Stater Belgium N.V./S.A.	0.10	70	0.02	3	0.00	–	0.02	3
Outbox Systems Inc. dba Simplus (US)	0.05	33	0.01	1	0.00	–	0.01	1
Simplus Australia Pty Ltd	(0.02)	(15)	0.00	–	0.00	–	0.00	–
Simplus Philippines, Inc.	0.01	5	0.00	–	0.00	–	0.00	–
Simplus U.K., Ltd.	0.00	1	0.00	–	0.00	–	0.00	–
Simplus Ireland, Ltd.	0.00	(2)	0.00	–	0.00	–	0.00	–
Subtotal	100.00	72,884	100	17,089	100	(228)	100	16,861
Adjustment arising out of consolidation		(7,199)		(453)		379		(74)
Controlled trusts		159		3		–		3
		65,844		16,639		151		16,790
Non-controlling interests		(394)		(45)		(13)		(58)
Total		65,450		16,594		138		16,732

2.24 Segment reporting

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. During the three months ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on "Management approach" as defined under Ind AS 108, *Operating Segments*. Therefore, enterprises in Insurance which was earlier considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and enterprises in Communication, Telecom OEM and Media which was earlier under Energy & Utilities, Communication and Services is shown as a separate business segment. Segmental operating income has changed in line with these as well as changes in the allocation method. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing,

enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial Services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public Services and revenue generated from customers located in India, Japan and China and other enterprises in Public Services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and onsite expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly, these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in Note 2.16 Revenue from operations.

Business segments

Years ended March 31, 2020 and *March 31, 2019* :

in ₹ crore

Particulars	Financial Services[1]	Retail[2]	Communication[3]	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences[4]	All other segments[5]	Total
Revenue from operations	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791
	26,477	*13,556*	*10,426*	*10,390*	*8,152*	*6,177*	*5,203*	*2,294*	*82,675*
Identifiable operating expenses	14,977	6,989	7,084	6,104	4,991	4,125	3,212	1,486	48,968
	14,164	*6,823*	*5,720*	*5,661*	*4,513*	*3,546*	*2,756*	*1,415*	*44,598*
Allocated expenses	6,342	2,834	2,476	2,416	2,081	1,243	1,194	921	19,507
	5,435	*2,699*	*2,189*	*2,187*	*1,786*	*1,083*	*1,028*	*763*	*17,170*
Segmental operating income	7,306	4,212	2,424	3,216	2,059	1,604	1,431	64	22,316
	6,878	*4,034*	*2,517*	*2,542*	*1,853*	*1,548*	*1,419*	*116*	*20,907*
Unallocable expenses[6]									2,942
									2,027
Other income, net *(Refer to Note 2.17)*									2,803
									2,882
Finance costs *(Refer to Note 2.19)*									(170)
									–
Reduction in the fair value of disposal group held for sale *(Refer to Note 2.1.2)*									–
									(270)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" *(Refer to Note 2.1.2)*									–
									(451)
Profit before tax									22,007
									21,041

Particulars	Financial Services[1]	Retail[2]	Communication[3]	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences[4]	All other segments[5]	Total
Income tax expense									5,368
									5,631
Net profit									16,639
									15,410
Depreciation and amortization expense									2,893
									2,011
Non-cash expenses other than depreciation and amortization									49
									740

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5) Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

(6) Unallocable expenses for the year ended March 31, 2020 includes amortization on ROU assets consequent to adoption of Ind AS 116, Leases effective April 1, 2019.

Significant clients

No client individually accounted for more than 10% of the revenues in the years ended March 31, 2020 and March 31, 2019.

2.25 Function-wise classification of Consolidated Statement of Profit and Loss

in ₹ crore

Particulars	Note no.	Years ended March 31, 2020	Years ended March 31, 2019
Revenue from operations	2.16	90,791	82,675
Cost of sales		60,732	53,867
Gross profit		30,059	28,808
Operating expenses			
Selling and marketing expenses		4,711	4,473
General and administration expenses		5,974	5,455
Total operating expenses		10,685	9,928
Operating profit		19,374	18,880
Reduction in the fair value of disposal group held for sale	2.1.2	–	(270)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.1.2	–	(451)
Other income, net	2.17	2,803	2,882
Finance cost	2.19	170	–
Profit before tax		22,007	21,041
Tax expense			
Current tax	2.15	5,775	5,727
Deferred tax	2.15	(407)	(96)
Profit for the period		16,639	15,410
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset	2.20 and 2.15	(180)	(22)
Equity instruments through other comprehensive income, net	2.4 and 2.15	(33)	70
		(213)	48

Particulars	Note no.	Years ended March 31,	
		2020	2019
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.10 and 2.15	(36)	21
Exchange differences on translation of foreign operations, net		378	63
Fair value changes on investments, net	2.4 and 2.15	22	2
		364	86
Total other comprehensive income / (loss), net of tax		151	134
Total comprehensive income for the period		16,790	15,544
Profit attributable to			
Owners of the Company		16,594	15,404
Non-controlling interests		45	6
		16,639	15,410
Total comprehensive income attributable to			
Owners of the Company		16,732	15,538
Non-controlling interests		58	6
		16,790	15,544

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 20, 2020

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Business Responsibility Report 2019-20

The Infosys Business Responsibility Report 2019-20 follows the National Voluntary Guidelines on Social, Environmental and Economic Responsibilities of Business, as notified by the Ministry of Corporate Affairs (MCA), Government of India. This report substantially complies with the National Guidelines on Responsible Business Conduct (NGRBC) released by MCA in 2019. We also publish a comprehensive Sustainability Report annually, independently assured by DNV GL.

The Sustainability Report will be available at https://www.infosys.com/sustainability/resources/Pages/index.aspx.

Our Business Responsibility Report includes our responses to questions on our practices and performance on key principles defined by Regulation 34(2)(f) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015, covering topics across environment, governance, and stakeholder relationships. In keeping with the guiding principles of integrated reporting, we have provided cross-references to the reported data within the main sections of this Annual Report and Sustainability Report for all aspects that are material to us and to our stakeholders.

Business Responsibility Report

As per Regulation 34(2)(f) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Section A: General information about the Company

1.	Corporate Identity Number (CIN) of the Company	L85110KA1981PLC013115
2.	Name of the Company	Infosys Limited
3.	Registered address	Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India
4.	Website	www.infosys.com
5.	Email ID	sustainability@infosys.com
6.	Financial year reported	April 1, 2019 to March 31, 2020
7.	Sector(s) that the Company is engaged in (industrial activity code-wise)	Name and description of main products / services: Computer programming, consultancy and related activities NIC code of the product / service : 620
8.	List three key products / services that the Company manufactures / provides (as in Balance Sheet)	Software services, consulting, and products
9.	Total number of locations where business activity is undertaken by the Company	
	i. Number of international locations (Provide details of major five)	https://www.infosys.com/about/Pages/locations.aspx
	ii. Number of national locations	https://www.infosys.com/about/Pages/locations.aspx
10.	Markets served by the Company – Local / State / National / International	Refer to *Segment reporting*, page 222 and page 292

Section B: Financial details of the Company[1]

1.	Paid-up capital (₹)	₹2,129 crore
2.	Total turnover (₹)	₹79,047 crore
3.	Total profit after taxes (₹)	₹15,543 crore
4.	Total spending on Corporate Social Responsibility (CSR) as percentage of profit after tax (%)	2% of average net profits of the Company made during the three immediately preceding financial years. Refer to *Annexure 7* to the *Board's report* in the Annual Report, page 72
5.	List of activities in which expenditure in 4 above has been incurred	Refer to *Annexure 7* to the *Board's report* in the Annual Report, page 72

[1] As per the standalone Ind AS financials

Section C: Other details

1.	Does the Company have any subsidiary company / companies?	:	Yes.
2.	Do the subsidiary company / companies participate in the BR initiatives of the parent Company? If yes, then indicate the number of such subsidiary company(s).	:	Yes. Refer to *Annexure 1 to the Board's report* in the Annual Report, page 46
3.	Do any other entity / entities (e.g. suppliers, distributors, etc.) that the Company does business with participate in the BR initiatives of the Company? If yes, then indicate the percentage of such entity / entities (Less than 30%, 30%, 60%, More than 60%).	:	Yes. Less than 30%.

Section D: BR information

1. Details of Director / Directors responsible for BR

a. Details of the Director responsible for implementation of the BR policy / policies

1.	DIN Number	:	0 6 7 8 2 4 5 0
2.	Name	:	U.B. Pravin Rao
3.	Designation	:	Chief Operating Officer and Whole-time Director

b. Details of the BR Head

1.	DIN Number (if applicable)	:	Not applicable
2.	Name	:	Aruna C. Newton
3.	Designation	:	Associate Vice President
4.	Telephone number	:	91 80 4961 4243
5.	E-mail ID	:	arunacnewton@infosys.com

2. Principle-wise (as per National Voluntary Guidelines) Business Responsibility (BR) policy / policies (reply with Yes / No)

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
1.	Do you have a policy / policies for...	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
2.	Has the policy been formulated in consultation with the relevant stakeholders?[1]	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
3.	Does the policy conform to any national / international standards?[1]	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
4.	Has the policy been approved by the Board? If yes, has it been signed by the MD / owner / CEO / appropriate Board Director?[2]	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
5.	Does the Company have a specified committee of the Board / Director / Official to oversee the implementation of the policy?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
6.	Indicate the link for the policy to be viewed online.	Refer to the Whistleblower Policy, Code of Conduct and Ethics (available on www.infosys.com) and Anti-Bribery Policy (available on our intranet)	Available on our intranet	Available on our intranet	Refer to the CSR Policy (available on www.infosys.com) and Sustainability Policy (available on our intranet).	Refer to the Human Rights Statement	Refer to the HSE policy	Available on our intranet	Refer to the CSR Policy (available on www.infosys.com) and Sustainability Policy (available on our intranet).	Available on our intranet
7.	Has the policy been formally communicated to all relevant internal and external stakeholders?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
8.	Does the Company have an in-house structure to implement the policy / policies?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
9.	Does the Company have a grievance redressal mechanism related to the policy / policies to address stakeholders' grievances related to the policy / policies?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
10.	Has the Company carried out independent audit / evaluation of the working of this policy by an internal or external agency?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

[1] Please refer to our *Sustainability Report* for more information.

Principle-wise index:

P1 – Whistleblower Policy, Anti-Bribery Policy and Code of Conduct and Ethics
P2 – Responsible Supply Chain Policy, Supplier Code of Conduct, Information Security Policy
P3 – HR Policies, Human Rights Statement
P4 – CSR Policy, Sustainability Policy
P5 – Human Rights Statement
P6 – HSE Policy
P7 – Sustainability Policy
P8 – CSR Policy, Sustainability Policy
P9 – Information Security Policy, Brand Guidelines, Data Privacy Policy

[2] Designated department heads, who report to the Chief Executive Officer (CEO) / Chief Operating Officer (COO) monitor and oversee policy implementation. The CEO / COO monitors policy implementation and progress on initiatives and actions through periodic reviews.

2a. If answer to Sl. No. 1 against any principle is 'No', please explain why (tick up to two options) – Not applicable

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
1.	The Company has not understood the principles.	Not applicable								
2.	The Company is not at a stage where it finds itself in a position to formulate and implement the policies on specified principles.									
3.	The Company does not have financial or manpower resources available for the task.									
4.	It is planned to be done within the next six months.									
5.	It is planned to be done within the next one year.									
6.	Any other reason (please specify).									

3. Governance related to BR

Indicate the frequency with which the Board of Directors, committee of the Board or CEO assesses the BR performance of the Company – Within 3 months, 3-6 months, annually, more than 1 year.	:	The Board of Directors, committees of the Board, and the CEO assess the BR performance of the Company every three months. For more information, read the *Corporate governance report*, which is part of this Annual Report.
Does the Company publish a BR or a Sustainability Report? What is the hyperlink for viewing this report? How frequently is it published?	:	Yes, annually. https://www.infosys.com/sustainability/resources/Pages/index.aspx

Section E : Principle-wise performance

Principle No.	Description	Response
P1 – Businesses should conduct and govern themselves with ethics, transparency, and accountability.		
1.1	Does the policy relating to ethics, bribery and corruption cover only the Company? Yes / No. Does it extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Our corporate governance practices apply across the Infosys Group and extend to our suppliers and partners. Our Code of Conduct and Ethics complies with the legal requirements of applicable laws and regulations, including anti-bribery and anti-corruption policies, ethical handling of conflicts of interest, and fair, accurate and timely disclosure of reports and documents that are filed with the required regulatory bodies in the regions we operate. Additionally, we have the Supplier Code of Conduct, which sets out standards of ethical conduct for our third parties. We also have the Anti-Bribery Policy and Anti-Corruption Policy for our employees in the Infosys Group.
1.2	How many stakeholder complaints have been received in the past financial year, and what percentage was satisfactorily resolved by the Management? If so, provide the details thereof, in about 50 words or so.	Infosys' stakeholders include our investors, clients, employees, vendors / partners, government, and local communities. For details on investor complaints and resolution, refer to the 'Investor complaints' in the *Shareholder information* section under *Corporate Governance Report* of this Annual Report. For details on employee grievances and resolution, refer to the table in section 3.7. More details will be available in our *Sustainability Report* at https://www.infosys.com/sustainability/resources/Pages/index.aspx.

Principle No.	Description	Response
P2 – Businesses should provide goods and services that are safe and contribute to sustainability throughout their lifecycle.		
2.1	List up to three of your products or services whose design has incorporated social or environmental concerns, risks and / or opportunities.	Infosys is a provider of consulting, technology, outsourcing and next-generation digital services. Our sustainability strategy strives to make: • Our business sustainable • Our clients' businesses sustainable • Our ecosystem sustainable Infosys continues to work on large-scale digital transformation projects that significantly impact the socio-economic progress of the country. Here is a brief account of three noteworthy projects in this regard. Enhancing business set-up speed in India: As part of the Government of India's Ease of Doing Business (EODB) initiative, the Ministry of Corporate Affairs (MCA) upgraded to a new web form called SPICe+, replacing the existing SPICe form. The vision behind upgrading the web form was to effectively offer 10 services by three Central Government ministries and departments (Ministry of Corporate Affairs, Ministry of Labor, and Department of Revenue in the Ministry of Finance) and one State Government (Maharashtra). It helps improve procedures and save time and costs of starting a business in India and is applicable for all new company incorporations. Infosys developed and deployed this web form within a short time on February 23, 2020. So far, more than 5,120 companies have been incorporated using the new SPICe+. Improving solar panel efficiency through automated cleaning: Dust and dirt accumulate on solar panels installed across farms, reducing their efficiency. Cleaning these panels with water or brushing off the dust needs additional manpower and is costly. Infosys helped develop a solar panel cleaning technology that offers a hybrid option of both dry and wet cleaning. The cleaning process is initiated when the sensors detect accumulation of dust. Besides improving efficiency of the solar panels by over 20%, it has also reduced dependence on conventional sources of energy. Building autonomous vehicles for deployment in key facilities: Infosys developed a level-four autonomous vehicle for Maini, leveraging the LiDar-based technology for buggies in the first phase. The team is in the process of industrializing it. These electric buggies can be in used at airports, bus stations, railway stations, educational institutions, and hospitals to ferry people. The Bangalore International Airport Terminal 2 will soon have these buggies, and there will be a dedicated lane for them. After the first phase, Infosys is now striving to develop cheaper sensors and algorithms to enhance the comfort of the ride.
2.2	For each such product, provide the following details in respect of resource use (energy, water, raw material, etc.) per unit of product (optional):	Our business being IT services and consulting, our solutions that have been detailed under 2.1, fuel the digital transformation of our nation. Being a responsible corporation, we track the consumption of resources diligently, and our goals and performance related to these parameters will be provided in our *Sustainability Report* at https://www.infosys.com/sustainability/resources/Pages/index.aspx.

Principle No.	Description	Response
2.3	Does the Company have procedures in place for sustainable sourcing (including transportation)? If yes, what percentage of your inputs was sourced sustainably? Also, provide details thereof, in about 50 words or so.	We have a Responsible Supply Chain Policy and a Supplier Code of Conduct. Our suppliers are categorized into three broad categories – People, Services and Products. Our contracts have appropriate clauses and checks to prevent the employment of child labor or forced labor in any form. We also provide forums where suppliers can voice their concerns and issues. We continue to engage with all supplier segments working within our boundary covering People and Services categories by conducting training, assessments and audits on Health and Safety, Compliance and Anti-corruption, Human Rights and Anti-harassment. We engage with local suppliers for our People and Services categories.
2.4	Has the Company taken any steps to procure goods and services from local and small producers, including communities surrounding their place of work? If yes, what steps have been taken to improve their capacity and capability of local and small vendors?	Our Responsible Supply Chain Policy guides our actions in the supply chain and interactions with our supply chain partners. We have a comprehensive engagement model to meaningfully engage with our suppliers on material aspects. Regular capacity-building and assessments are conducted for key suppliers. The proportion of spending on domestic suppliers at significant locations was about 75% in fiscal 2020.
2.5	Does the Company have a mechanism to recycle products and waste? If yes, what is the percentage of recycling of products and waste (separately as <5%, 5-10%, >10%)? Also, provide details thereof, in about 50 words or so.	As an environmentally-responsible Company, we have adopted a focused approach to managing the waste generated by our operations. Our waste management strategy is framed around the three Rs – Reduce, Reuse, and Recycle. We are recycling >10% of our waste. Rigorous waste segregation at source, followed by appropriate treatment or disposal in adherence to applicable legislations, ensure that we send minimum waste to landfills. Organic waste (food waste and garden waste) is treated at in-house biogas / organic waste converters. For more information, visit our *Sustainability Report* at https://www.infosys.com/sustainability/.
P3 – Businesses should promote the wellbeing of all employees.		
3.1	Please indicate the total number of employees.	Our global, full-time, permanent employee count stands at 2,42,371 as on March 31, 2020
3.2	Please indicate the total number of employees hired on a temporary / contractual / casual basis.	Most of our employees work as full-time, permanent employees. More details will be available in our *Sustainability Report* at https://www.infosys.com/sustainability/resources/Pages/index.aspx.
3.3	Please indicate the number of permanent women employees.	The number of our global permanent women employees is 91,679 as on March 31, 2020.
3.4	Please indicate the number of permanent employees with disabilities.	Being an equal opportunity employer, we encourage employees to disclose their disabilities and seek reasonable accommodation to allow them to perform to their full potential. The number of employees who have voluntarily disclosed their disability status and the nature of disability stands at 379 as on March 31, 2020

<table>
<tr><th>Principle No.</th><th>Description</th><th>Response</th></tr>
<tr><td>3.5</td><td>Do you have an employee association that is recognized by the Management?</td><td>We recognize the right to freedom of association through Collective Bargaining Agreements (CBAs) in accordance with the guidelines and compliance frameworks put forth by governments in countries where we have our operations.
A de minimis percentage of our employees are covered by CBA.</td></tr>
<tr><td>3.6</td><td>What percentage of your permanent employees are members of this recognized employee association?</td><td>Details will be available in our Sustainability Report at https://www.infosys.com/sustainability/resources/Pages/index.aspx.</td></tr>
<tr><td>3.7</td><td>Please indicate the number of complaints relating to child labor, forced labor, involuntary labor and sexual harassment in the last financial year, and those that are pending, as on the end of the financial year.</td><td>Our anti-discrimination and anti-harassment policies apply to everyone involved in the operations of the Company, including vendors and clients. The forums to deal with issues and concerns raised by our employees are as follows:
• Hearing Employees and Resolving (HEAR)
• Anti-Sexual Harassment Initiative (ASHI)
• Whistleblower Policy (WB)
The details of concerns and grievances raised in fiscal 2020 are as follows:
<table>
<tr><th>Employee grievances</th><th>Number of grievances</th></tr>
<tr><td>Workplace harassment [1]</td><td>88</td></tr>
<tr><td>Workplace concerns [2]</td><td>1,165</td></tr>
<tr><td>Disciplinary issues – major [3]</td><td>423</td></tr>
<tr><td>Disciplinary issues – minor [4]</td><td>486</td></tr>
<tr><td>Total reported</td><td>2,162</td></tr>
<tr><td>Closure statistics</td><td></td></tr>
<tr><td>Internal arbitration</td><td>1,163</td></tr>
<tr><td>Disciplinary action</td><td>988</td></tr>
<tr><td>Open cases [5]</td><td>11</td></tr>
<tr><td>Total closed</td><td>2,151</td></tr>
</table>
Scope : Infosys Group
(1) Workplace harassment – Refers to all major and minor sexual harassment issues heard and resolved at the workplace. (We are reporting cases involving employees only)
(2) Workplace concerns – Refers to grievances employees raise at the workplace.
(3) Major – These cases involve reputation risk to the Company / employees, fraud or other ethical misconduct. This year, we are reporting the disciplinary action taken on individuals on account of incorrect data provided at the time of joining.
(4) Minor – These cases refer to misdemeanors or mistakes that can be corrected.
(5) Neutral panel investigations are in progress for 11 open cases as on May 29, 2020.</td></tr>
</table>

Principle No.	Description	Response

The details of workplace sexual harassment complaints in India, reported as per the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, are as follows:

Particulars	In fiscal 2020
Number of complaints received[1]	60
Disposal by conciliation	7
Disposed of due to other reasons (false / mala fide complaints, lack of evidence, anonymous and lack of sufficient material / document / evidence)	–
Disciplinary issues – major	7
Disposal by disciplinary action(s)	45
Reported in March 2020 and the investigation process was underway as on May 29, 2020	1
Number of cases pending for more than 90 days	–
Number of workshops or awareness programs against sexual harassment conducted	• Mandatory onboarding sessions for new joiners – approx. 800 sessions for laterals and 32 sessions for freshers through the year • Awareness programs extended to all employees – 12 mailers • Segmented sessions for leaders and managers – approx. 22 sessions • 100% compliance to ASHI awareness quiz (SAQ)
Nature of action taken by the employer or District Officer	Warning letters, suspension, transfer of work location, monetary impact, withholding of promotions / onsite opportunities, termination of employment, etc.

(1) These cases pertain to inquiries done by the Internal Committee of the Company. During fiscal 2020, there were 12 complaints received, involving respondents from third parties, that have been addressed by the Internal Committees of such third parties.

For more information, please refer to our *Sustainability Report* at www.infosys.com/sustainability.

Principle No.	Description	Response
3.8	What percentage of your under mentioned employees were given safety and skill upgradation training in the last year? • Permanent employees • Permanent women employees • Casual / temporary / contractual employees • Employees with disabilities	Skill upgradation: Our training programs cover all our employees irrespective of race, gender, or physical disability. Our Education, Training and Assessment (ETA) group offers industry-benchmarked learning programs to ensure talent enablement. The total number of training days for the last three years is as follows:

Particulars	Fiscal 2020	Fiscal 2019	Fiscal 2018
Employee count	2,42,371	2,28,123	2,04,107
Total training days	25,76,913	28,71,288	16,87,983

Safety: Ozone, our Health, Safety and Environmental Management System (HSEMS) seeks to provide a safe and healthy workplace to our employees, visitors and contract workers. The initiative also keeps personnel well-informed, trained and committed to our Health, Safety and Environment (HSE) Policy and procedures.

The HSE training needs are identified for different personnel based on the nature of their jobs. Accordingly, training – including awareness sessions, mock drills, classroom sessions and periodic demonstrations related to safety, security and well-being, is provided. HSEMS training is also a part of our employee-induction programs. E-learning modules have also been rolled out for creating awareness. For more information, please refer to our *Sustainability Report* at https://www.infosys.com/sustainability/resources/Pages/index.aspx.

Principle No.	Description	Response
P4 – Businesses should respect the interests of, and be responsive towards all stakeholders, especially those who are disadvantaged, vulnerable, and marginalized.		
4.1	Has the Company mapped its internal and external stakeholders?	Yes. The details are provided on our website, at https://www.infosys.com/sustainability/about-us/overview/pages/index.aspx.
4.2	Out of the above, has the Company identified the disadvantaged, vulnerable and marginalized stakeholders?	Yes. The details are provided under the 'Foundations' tab on our website, at https://www.infosys.com/sustainability/social.
4.3	Are there any special initiatives undertaken by the Company to engage with the disadvantaged, vulnerable and marginalized stakeholders? If so, provide the details thereof, in about 50 words or so.	Yes. Our community engagement interventions include: • Grant-making • Organization-led projects • Employee-driven initiatives • Community sabbaticals For more details on our work with communities, refer to *Annexure 7* to *Board's report* in the Annual Report and our websites, www.infosys.org and https://www.infosys.com/sustainability/.
P5 – Businesses should respect and promote human rights.		
5.1	Does the policy of the Company on human rights cover only the Company or extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Yes, all companies in the Infosys Group, including employees and contractors, are covered by the policy.
5.2	How many stakeholder complaints have been received in the past financial year, and what percentage was satisfactorily resolved by the Management?	Our stakeholder engagement processes are robust and have strong listening mechanisms. Additionally, all stakeholders have access to the Whistleblower Policy of Infosys at https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf. Refer to the table under 1.2 for more information.
P6 – Business should respect, protect, and make efforts to restore the environment.		
6.1	Does the policy related to Principle 6 cover only the Company, or does it extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	As a responsible corporate citizen, we have established a global HSE policy, which defines our commitment to ensuring environmental protection. The policy is made available to all our employees worldwide on our intranet, through posters and instructions on digital and physical display areas across our campuses. It is also published in our sustainability microsite. We are certified to ISO 14001:2015 and OHSAS 18001:2007 at 100% of identified locations in India. All personnel working for or on behalf of the organization are expected to mandatorily adhere to the established HSE policy and procedures. Vendor partners are also encouraged to follow our stated HSE requirements and ensure compliance as detailed in our agreements. Audits of our suppliers are also conducted to evaluate their adherence to our requirements.

Principle No.	Description	Response
6.2	Does the Company have strategies / initiatives to address global environmental issues such as climate change, global warming, etc.? Yes / No. If yes, please give the hyperlink for the web page, etc.	Global environmental issues are addressed as a part of our business context. Our efforts included aggressive targets to reduce consumption and switch to renewable energy resources for our business operations. We have undertaken aggressive goals of carbon neutrality, and we propose to achieve them by fiscal 2021. For more details, visit our website, www.infosys.com, and our sustainability microsite, https://www.infosys.com/sustainability/.
6.3	Does the Company identify and assess potential environmental risks?	The activities and services of the campus lead to aspects, which may have an impact on the surrounding environment. Significant aspects of all the activities and services of each site of Infosys are identified, monitored, measured and managed in a structured manner to minimize or control their impacts and achieve continual improvement. Significant aspects are those, which have or can have significant impact on the environment, which can be controlled and over which Infosys can be expected to have an influence. This also takes into account planned or new developments, new or modified activities, products and services. Environmental risks also form a part of our operational risks in the 'Integrated Enterprise Risk Management' framework. Read our *Sustainability Reports* at https://www.infosys.com/sustainability/about-us/overview/pages/index.aspx for information on the progress of our environmental sustainability efforts.
6.4	Does the Company have any project related to the Clean Development Mechanism? If so, provide details thereof, in about 50 words or so. Also, if yes, has any environmental compliance report been filed?	Not applicable
6.5	Has the Company undertaken any other initiatives on clean technology, energy efficiency, renewable energy, etc.? Yes / No. If yes, please give the hyperlink for the web page, etc.	In continuation of our efforts to invest more in cleaner and greener technologies, we augmented the 30 MW solar photo-voltaic (PV) plant in Sira, Karnataka with an additional capacity of 10 MW taking the overall capacity to 40 MW. In fiscal 2020, we also added around 1 MW of solar PV capacity in our campuses. With this, we now have a total 60 MW of solar power plant capacity, including rooftop and ground-mounted systems. For more details, visit our website, www.infosys.com, and our sustainability microsite, https://www.infosys.com/sustainability/environment.
6.6	Are the emissions / waste generated by the Company within the permissible limits given by CPCB / SPCB for the financial year being reported?	Yes, we comply with all applicable environmental legislations in the locations we operate in. We monitor and track all parameters as defined by CPCB or SPCBs and ensure they are maintained within norms. For more details, visit our sustainability microsite, https://www.infosys.com/sustainability/.
6.7	Number of show cause / legal notices received from CPCB / SPCB which are pending (i.e., not resolved to satisfaction) as on the end of the financial year.	We did not have any monetary or non-monetary sanctions imposed on us for non-compliance with environmental laws and regulations during fiscal 2020.

Principle No.	Description	Response
P7 – Businesses, when engaged in influencing public and regulatory policy, should do so in a responsible manner.		
7.1	Is your Company a member of any trade and chamber or association? If yes, name only those major ones that your business deals with.	Yes, as an industry influencer, we are part of global and local associations. We forge strategic partnerships with industry bodies and consortiums at the local, national and international levels. U. B. Pravin Rao, COO, took over as Chairperson of NASSCOM in April 2020. Ravi Kumar S., President and Deputy COO, is a part of the advisory panels in the US for responding to COVID-19. The following are the significant associations during fiscal 2020: **India:** • National Association of Software and Services Companies (NASSCOM) • Confederation of Indian Industry (CII) • Federation of Indian Chambers of Commerce and Industry (FICCI) • Indo-Australian Chamber of Commerce • Bureau of Indian Standards • IIT Bombay • Alliance for an Energy Efficient Economy (AEEE), India • Indian Green Building Council (IGBC) **Overseas:** • U.S. Chamber of Commerce • National Renewable Energy Laboratory (NREL), US • Advisory group on "Energy Efficiency in India Data Center" by CII-IGBC and Lawrence Berkeley National Laboratory, US • United Nations Economic and Social Commission for Asia and the Pacific (UNESCAP) • United States Green Building Council (USGBC) • Center for the Built Environment, Berkeley (CBE) • RE 100 • World Economic Forum (WEF) • Business Council of Australia (BCA) • Trans-Tasman Business Circle (TTBC) • NASSCOM Australia (Forum of Indian IT Companies in Australia) • Australian HR Institute (AHRI) • Australian Network on Disability (AND) • Australian Information Industry Association (AIIA) • New Zealand and India Trade Associations • US-India Business Council • US-Strategic Partnership Forum • Confederation of British Industry • techUK • Bitkom (Germany) • Confederation of British Industry • National Foundation for American Policy • TechPoint (Indiana) • Greater Raleigh Chamber of Commerce • North Carolina Technology Association • Greater Providence Chamber of Commerce • ReadyCT (Connecticut) • Arizona Chamber of Commerce • Bay Area Council • Silicon Valley Leadership Group • Indiaspora
7.2	Have you advocated / lobbied through the above associations for the advancement or improvement of public good? Yes / No. If yes, specify the broad areas (Governance and Administration, Economic Reforms, Inclusive Development Policies, Energy Security, Water, Food Security, Sustainable Business Principles, Others).	We believe that it is our responsibility to help build a better business environment and thus a better world with opportunities for everyone. Our advocacy efforts are championed across the world by our senior leaders. In an effort to drive advocacy globally and locally, we have been part of governance bodies of national and international organizations across economic, social and environmental dimensions. For more details, visit https://www.infosys.com/sustainability/about-us/overview/Pages/partnerships.aspx.

Principle No.	Description	Response
P8 – Businesses should support inclusive growth and equitable development.		
8.1	Does the Company have specified programs / initiatives / projects in pursuit of the policy related to Principle 8? If yes, provide the details thereof.	Our corporate social responsibility supports inclusive growth not only of communities in the locations where we operate, but also encompasses the overall development of societies and human capabilities. From ensuring the well-being of the poorest sections of the society through Infosys Foundation, promoting computer science and Maker education in the US through Infosys Foundation USA, encouraging science and research through Infosys Science Foundation, increasing the employability of engineering students through Campus Connect, to empowering our employees to become responsible citizens through volunteering, we will continue to strive towards inclusive growth and community development. For more details, refer to www.infosys.org.
8.2	Are the programs / projects undertaken through an in-house team / own foundation / external NGO / government structures / any other organization?	Infosys has established foundations in India and the US. For more details on our work with the community, visit www.infosys.org.
8.3	Have you done any impact assessment of your initiative?	Yes, the impact due to the Foundations' programs are provided on the respective websites, at www.infosys.org.
8.4	What is your Company's direct contribution to community development projects – amount in ₹ and the details of the projects undertaken.	Refer to *Annexure 7* of the Annual Report. For more details on our work with the community, visit www.infosys.org and https://www.infosys.com/infosys-foundation/about/reports.html.
8.5	Have you taken steps to ensure that this community development initiative is successfully adopted by the community? Please explain in 50 words or so.	Yes, a majority of our community development projects go beyond the philanthropic one-time engagement and are designed for self-sustenance through a 'teach fishing' model, with increased involvement from the local community and administration. For more details on our work with the community, visit www.infosys.org and https://www.infosys.com/infosys-foundation/about/reports.html.
P9 – Businesses should engage with and provide value to their customers and consumers in a responsible manner.		
9.1	What percentage of client complaints / consumer cases are pending as on the end of the financial year?	None
9.2	Does the Company display product information on the product label, over and above what is mandated as per local laws? Yes / No / NA / Remarks (additional information).	Not applicable

Principle No.	Description	Response
9.3	Is there any case filed by any stakeholder against the Company regarding unfair trade practices, irresponsible advertising, and / or anti-competitive behavior during the last five years and pending as on the end of the financial year? If so, provide the details thereof, in about 50 words or so.	We have various mechanisms to receive and address complaints from stakeholders related to compliance, corruption or bribery. As of March 31, 2020, there are no pending cases against the Company regarding unfair trade practices, irresponsible advertising and / or anti-competitive behavior.
9.4	Did your Company carry out any consumer survey / measure consumer satisfaction trends?	Yes. Our customer satisfaction survey enables us to understand the client's expectations, needs, satisfaction levels and overall experience of working with Infosys. It serves as one of the inputs to make investment decisions. The feedback is collected through a web survey, which includes a structured questionnaire hosted by an independent organization. The account teams use this data to review their engagement with clients and design interventions that create a positive and visible impact. Various members across levels engage with clients to implement the improvement actions.

For more details on our business and sustainable practices, visit our website, www.infosys.com/investors/reports-filings and https://www.infosys.com/sustainability.

Message from the Chief Operating Officer



It is our strengths as a Live Enterprise that is serving us in mitigating disruption and restoring business continuity in the tumultuous time we are trying to navigate. Among the many challenges exacerbated by this crisis, the digital divide is perhaps the most telling. We are redoubling our focus on making massive-scaled digital reskilling and upskilling of our talent pools. This experience of managing an exponentially growing crisis is also helping us understand and respond better to the similar but slower-moving danger that the climate crises poses.

U.B Pravin Rao
Chief Operating Officer
and Whole-time Director

Investor contacts

For queries relating to financial statements

Jayesh Sanghrajka
EVP, Deputy Chief Financial Officer
Tel: 91 80 4116 7903 Fax: 91 80 2852 0754
Email : jayesh.sanghrajka@infosys.com

Investor correspondence

Sandeep Mahindroo
VP, Financial Controller & Head – Investor Relations
Tel : 91 80 3980 1018 Fax : 91 80 2852 0754
Email : sandeep_mahindroo@infosys.com

For queries relating to shares / dividend / compliance

A.G.S. Manikantha
AVP, Company Secretary
Tel : 91 80 4116 7775 Fax : 91 80 2852 0754
Email : investors@infosys.com

For queries relating to the business responsibility report

Aruna C. Newton
AVP, Head – Diversity and Inclusion
Tel : 91 80 2852 0261
Email : arunacnewton@infosys.com

Registrar and share transfer agents

KFin Technologies Private Limited
Selenium Tower B, Plot Nos. 31 & 32,
Financial District, Nanakramguda,
Serilingampally Mandal, Hyderabad 500 032

Contact person

C. Shobha Anand
Deputy General Manager, KFin Technologies Private Limited
Tel : 91 40 6716 2222
Toll Free Number: 1800-3454-001
Email : einward.ris@kfintech.com

Depositary bank (ADS)

United States

Deutsche Bank Trust Company Americas
Deutsche Bank, 60 Wall Street, 16th Floor
Global Transaction Banking
Depositary Receipts
New York 10005, NY, US
Tel : 1 212 250 2500 Fax : 1 732 544 6346

India

Deutsche Bank AG, Filiale Mumbai
Global Transaction Banking – Depositary Receipts
The Capital, C-70, G Block
Bandra Kurla Complex, Mumbai 400 051, India
Tel : 91 22 7180 6449 Fax : 91 22 7180 3794

Custodian in India (ADS)

ICICI Bank Limited
Securities Market Services
1st Floor, Empire Complex, 414, Senapati Bapat Marg,
Lower Parel, Mumbai 400 013,
Maharashtra, India.
Tel : 91 22 6667 2005 / 4343 4116 / 4343 4121
Fax : 91 22 6667 2779

Depository for equity shares in India

National Securities Depository Limited
Trade World, 'A' Wing, 4th Floor
Kamala Mills Compound Senapati Bapat Marg,
Lower Parel, Mumbai 400 013, India
Tel : 91 22 2499 4200 Fax : 91 22 2497 6351

Central Depository Services (India) Limited
Marathon Futurex, A-Wing,
25th floor, Mafatlal Mills Compound
NM Joshi Marg,Lower Parel (East), Mumbai 400 013
Tel : 91 22 2300 2041 / 2300 2033 Fax : 91 22 2300 2036

Addresses of stock exchanges

In India

National Stock Exchange of India Ltd.

Exchange Plaza, Plot No. C / 1, G Block
Bandra Kurla Complex
Bandra (East), Mumbai 400 051, India
Tel : 91 22 2659 8100-14 / 6641 8100 Fax : 91 22 2659 8120

BSE Ltd.

Phiroze Jeejeebhoy Towers
Dalal Street, Kala Ghoda, Mumbai 400 001, India
Tel : 91 22 2272 1233/4, 91 22 6654 5695
Fax : 91 22 2272 1919

Outside India

New York Stock Exchange

11 Wall Street, New York, NY 10005, US
Tel : 1 212 656 3000 Fax : 1 212 656 5549

Safe Harbor

This Annual Report contains 'forward-looking statements' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. Those statements include, among other things, the discussions of our business strategy, including the localization of our workforce and investments to reskill our employees and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources and corporate actions. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the "Outlook, risks and concerns" section in this Annual Report. In the light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law.

Creative concept and design by Communication Design Group, Infosys Limited.

www.infosys.com